Form 10-K, Exhibit 13
period 1995-03-31
DIAGNOSTIC RETRIEVAL SYSTEMS INC
filed 1995-06-29
CIK 28630

SELECTED FINANCIAL DATA
Diagnostic/Rerieval Systems, Inc. and Subsidiaries

Years Ended March 31,                        1995             1994             1993             1992             1991
- --------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Revenues .............................   $69,930,000      $57,820,000      $47,772,000      $28,925,000      $47,762,000
Costs and Expenses ...................    64,836,000       54,372,000       45,461,000       37,032,000       52,812,000
                                         -----------      -----------      -----------      -----------      -----------
Operating Income (Loss) ..............     5,094,000        3,448,000        2,311,000       (8,107,000)      (5,050,000)
Interest and Related Expenses ........    (1,372,000)      (1,574,000)      (1,735,000)      (2,198,000)      (2,362,000)
Other Income, Net ....................       534,000          834,000        1,224,000          944,000        1,677,000
                                         -----------      -----------      -----------      -----------      -----------
Earnings (Loss) before Income Taxes
(Benefit) ............................     4,256,000        2,708,000        1,800,000       (9,361,000)      (5,735,000)
Income Taxes (Benefit) ...............     1,652,000        1,093,000          715,000       (4,006,000)      (1,488,000)
                                         -----------      -----------      -----------      -----------      -----------
Net Earnings (Loss) ..................   $ 2,604,000      $ 1,615,000      $ 1,085,000      $(5,355,000)     $(4,247,000)
- --------------------------------------------------------------------------------------------------------------------------
Per-Share Data*

Net Earnings (Loss) per Share ........   $       .50      $       .30      $       .20      $     (1.01)     $      (.79)
Book Value per Share .................   $      4.30      $      3.70      $      3.40      $      3.20      $      4.21
- --------------------------------------------------------------------------------------------------------------------------
Summary of Financial Position

Working Capital ......................   $20,317,000      $19,803,000      $17,994,000      $17,747,000      $24,833,000
Net Property, Plant and Equipment ....   $ 9,849,000      $ 8,893,000      $ 9,768,000      $11,602,000      $13,904,000
Total Assets .........................   $64,590,000      $58,836,000      $51,948,000      $53,904,000      $58,527,000
Long-Term Debt, Excluding Current
Installments .........................   $11,732,000      $14,515,000      $17,290,000      $19,958,000      $22,240,000
Net Stockholders' Equity .............   $22,509,000      $19,759,000      $18,115,000      $17,047,000      $22,300,000
- --------------------------------------------------------------------------------------------------------------------------
Financial Ratios

Pretax Return on Revenues ............           6.1%             4.7%             3.8%           (32.4)%          (12.0)%
After Tax Return on Revenues .........           3.7%             2.8%             2.3%           (18.5)%           (8.9)%
Return on Average Stockholders' Equity          12.3%             8.5%             6.2%           (27.2)%          (17.2)%
Current Ratio ........................           1.9              2.1              2.4              2.3              3.9
Long-Term Debt, Excluding Current
Installments to Capitalization .......          34.3%            42.3%            48.8%            53.9%            49.9%
- --------------------------------------------------------------------------------------------------------------------------
Supplemental Information

Capital Expenditures** ...............   $ 2,805,000      $ 1,203,000      $   922,000      $   882,000      $   862,000
Depreciation and Amortization ........   $ 2,480,000      $ 2,558,000      $ 3,202,000      $ 3,714,000      $ 4,077,000
Company-Sponsored Research and
Development ..........................   $   795,000      $   537,000      $   470,000      $   661,000      $   771,000
Weighted Average Number of Shares
Outstanding ..........................     5,231,000        5,334,000        5,324,000        5,310,000        5,378,000
Employees*** .........................           565              548              296              294              354
Revenues per Employee**** ............   $   130,000      $   137,000      $   164,000      $    91,000      $   122,000
- --------------------------------------------------------------------------------------------------------------------------



   * No cash dividends have been distributed during each of the years in the five-year period ended March 31, 1995.

  ** Capital expenditures in fiscal 1995 and 1994 include $262,000 and $215,000, respectively, representing the total fair-market value of property, plant and equipment purchased as a result of business combinations.

 *** Indicates the number of employees at March 31 for each of the fiscal years presented. Included in fiscal 1995 and 1994 are approximately 46 and 260 employees, respectively, from new operations. (See Note 11 of Notes to Consolidated Financial Statements.)

**** Based upon average number of employees.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Diagnostic/Retrieval Systems, Inc. and Subsidiaries

Results of Operations

The following table sets forth items in the Consolidated Statements of Operations as a percent of revenues and the percentage increase or decrease of those items as compared with the prior period.

                                 Percent of Revenues        Percent Changes
                            ----------------------------   ------------------
                                                           1995 vs.  1994 vs.
Fiscal Years                 1995       1994       1993      1994      1993
- -----------------------------------------------------------------------------
Revenues .................. 100.0%     100.0%     100.0%     20.9%     21.0%
Costs and
Expenses ..................  92.7       94.0       95.2      19.2      19.6
                            -----      -----      -----
Operating
Income ....................   7.3        6.0        4.8      47.7      49.2
Interest and
Related Expenses ..........  (2.0)      (2.7)      (3.6)    (12.8)     (9.3)
Other Income, Net .........    .8        1.4        2.6     (36.0)    (31.9)
                            -----      -----      -----
Earnings before
Income Taxes ..............   6.1        4.7        3.8      57.2      50.4
Income Taxes ..............   2.4        1.9        1.5      51.1      52.9
                            -----      -----      -----
Net Earnings ..............   3.7%       2.8%       2.3%     61.2%     48.8%
- -------------------------------------------------------------------------------

Business Overview and Outlook

Fiscal 1995 was a successful year for DRS in many respects. Overall operating performance exceeded prior-year results and showed substantial growth in both revenues and profitability. The businesses of Technology Applications & Service Company (TAS), CMC Technology (CMC) and Laurel Technologies (Laurel), which joined the Company in the latter part of fiscal 1994, became an integral part of the fiscal 1995 business base and significantly contributed to the current years performance. During fiscal 1995, DRS also continued to pursue its commitment to broadening its product base while reducing its dependency on military defense spending. In November 1994, the Company acquired Ahead Technology Corporation (Ahead), located in Los Gatos, California. Ahead manufactures a variety of consumable magnetic head products used in the production of computer disk drives. Its products include burnish heads, glide heads and specialty test heads. The acquisition of Ahead provided approximately $2.7 million of additional commercial revenues during fiscal 1995.

     New opportunities occurred in the Company's traditional core business lines, as well. Fiscal 1995 bookings for signal processing, display, data storage and optical systems products accounted for approximately 68% of new contract awards for the year of approximately $61 million. These awards included contracts for the Company's existing products as well as modifications to its products. In addition, contracts for new products, such as the Company's recently developed line of 8mm video recorders, also were received. Certain of these awards provide for the deployment of DRS products on military platforms which did not previously operate with the Company's equipment.

     Shortly after the close of fiscal 1995, the Company announced the signing of a letter of intent contemplating the merger of DRS with NAI Technologies, Inc. (NAI), a diversified international electronics company specializing in advanced computer system design and telecommunications. Under the terms of the letter of intent, stockholders of NAI would receive .6 share of DRS Class B Common Stock for each outstanding share of NAI common stock. Based upon approximately 7.5 million NAI shares currently outstanding, DRS would issue approximately 4.5 million shares of Class B Common Stock in the proposed merger. NAI, headquartered in Woodbury, New York, is a provider of rugged computers, peripherals and integrated systems for military, government and commercial applications. NAI reported revenues of approximately $55 million for its fiscal year ended December 31, 1994 and has been restructuring its business as a result of recent poor operating results. If consummated, the merger is expected to afford the combined entity with greater opportunities for growth than exist for the two companies separately.

Comparison of Fiscal 1995 with Fiscal 1994

     Revenues for fiscal 1995 increased 21% to $69.9 million from revenues of $57.8 million in fiscal 1994. The increase during fiscal 1995 was primarily attributable to revenues from the display, manufacturing and video broadcast product lines of TAS, CMC and Laurel, which were included in the Company's results for the full year. In addition, commercial revenues increased by approximately $2.7 million as a result of the Company's November 1994 acquisition of Ahead, bringing total commercial revenues for fiscal 1995 to approximately $6.4 million, up $4.3 million from fiscal 1994. Revenues from the Company's core signal processing, display, data storage and optical product lines experienced a slight decrease during fiscal 1995, as development efforts on several major programs substantially were completed, and the receipt of certain new awards was delayed into the latter part of the year.

     Operating income for fiscal 1995 increased 48% to $5.1 million from operating income of $3.4 million a year ago. The increase in profits during fiscal 1995 reflects the contribution of higher margin commercial products to the Company's business base and the positive impact of Managements continuing cost reduction efforts.

     Interest and related expenses decreased by $.2 million, or 13%, to $1.4 million during fiscal 1995, as a result of the reduction in the Company's long-term debt. The Company repurchased approximately $2.7 million of its 8 1/2% Convertible Subordinated Debentures (Debentures) during fiscal 1995, which were used principally to satisfy the August 1, 1994 mandatory sinking fund requirement for the debt.

     Other income, net for fiscal 1995 of $.5 million reflected a decrease of $.3 million, or 36%, from other income, net of $.8 million for fiscal 1994. This decrease was primarily attributable to lower gains from the repurchases of Debentures of $.2 million. Substantially all Debentures repurchased during fiscal 1995 were at prices approximating par value.

     The Company's effective income tax rate in fiscal 1995 and 1994 was 39% and 40%, respectively.

Comparison of Fiscal 1994 with Fiscal 1993

Fiscal 1994 revenues reached $57.8 million, representing a 21% increase over fiscal 1993 revenues of $47.8 million. The revenue increase reflected the incremental contribution during the second half of the fiscal year of the newly added product lines of TAS, CMC and Laurel. Revenues from core signal processing, display, data storage and optical product lines were primarily from contracts awarded during fiscal 1994 and 1993. Revenues from certain older contracts for these products were not as significant during fiscal 1994, due to the completion or near-completion of these contracts during the year.

     Operating income of $3.4 million reflected a 49% increase over operating income of $2.3 million in fiscal 1993. Operating income not only improved as a result of the higher revenue volume in fiscal 1994, it also reflected lower write-offs for cost overruns on two of the Company's fixed-price development recorder contracts, as these contracts were completed or substantially completed during the year.

     The decrease in interest and related expenses reflects the Company's retirement of $2.5 million of principal on its Debentures during the first half of fiscal 1994, pursuant to the mandatory sinking fund requirement for the debt. The Company also repurchased an additional $.1 million in principal amount of the Debentures during the latter half of the year.

     Other income, net, of $.8 million, was $.4 million lower than the $1.2 million generated in fiscal 1993. Fiscal 1994 results included gains on the repurchases of Debentures of approximately $.3 million, while fiscal 1993 gains for similar transactions amounted to $.5 million.

     The Company's effective income tax rate in both fiscal 1994 and 1993 was 40%.

Financial Condition and Liquidity

Cash and Cash Flow: Cash and cash equivalents at March 31, 1995 of $11.2 million was down $4.3 million from the balance at March 31, 1994 of $15.5 million. Cash represented 17.3% of total assets at the end of fiscal 1995, as compared with 26.3% in the prior year. During fiscal 1995, cash generated by operations, net of the effects of business combinations, amounted to $2.5 million. In comparison, cash generated by operations during fiscal 1994 was $10.2 million. The reduction in the amount of cash generated by operations during fiscal 1995 was primarily attributable to the build-up in inventory which occurred during the year in preparation for the fiscal 1996 production and shipment of products under several significant development contracts. Cash used in investing and financing activities during the year totalled $3.8 million and $3.0 million, respectively, with the majority of the expenditures attributable to purchases of capital equipment for $2.5 million, the acquisition of Ahead for $1.5 million and the repurchase of Debentures for $2.7 million.

     It is anticipated that the Company will experience negative net cash flow in fiscal 1996 primarily due to sinking fund requirements on its long-term debt and capital equipment purchases which will be required to support the Company's growth, particularly for its commercial product lines. While Management believes that current cash levels will be sufficient to sustain operations over the coming fiscal year, longer range growth objectives may require additional sources of working capital. The Company currently is exploring new banking arrangements and anticipates that it will be able to negotiate a line of credit on satisfactory terms.

Accounts Receivable and Inventories: Accounts receivable were approximately $17.4 million at March 31, 1995, an increase of $1.9 million from the balance at March 31, 1994 of approximately $15.5 million. This increase was primarily attributable to significant shipments on several contracts which occurred toward the end of the fiscal year. The Company receives progress payments on certain contracts from the U.S. Government of between 80-100% of allowable costs incurred. The remainder, including profits and incentive fees, is billed to its customers based upon delivery and final acceptance of all products. In addition, the Company may bill its customers based upon units delivered. Generally, there are no contract provisions for retainage, and all accounts receivable are expected to be collected within one year.

     The net inventory balance at March 31, 1995 was $11.7 million, an increase of $6.7 million from the balance at March 31, 1994 of $5.0 million. As mentioned previously, the Company experienced a build-up in inventory during the year in preparation for production and shipment on several major development contracts. In addition, the terms of certain production contracts in process during fiscal 1995, specifically those with foreign governments, did not provide for progress billings. In such cases, the Company is required to fund the cost of inventory until such time as shipments are made.

Long-Term Debt: Long-term debt outstanding decreased by approximately $2.8 million during fiscal 1995. The reduction in outstanding debt was primarily due to the $2.5 million mandatory sinking fund obligation on the Debentures, as well as the mandatory redemption of $.2 million in principal amount on the Company's industrial revenue bonds (Bonds) on January 1, 1995. The Company is subject to annual redemptions on the Bonds through 1998. The principal amount of the bonds to be redeemed varies each year in accordance with the redemption schedule provided in the indenture. Under the terms of the Bonds, the Company is a guarantor under a letter-of-credit arrangement and has agreed to certain financial covenants (see Note 6 of Notes to Consolidated Financial Statements). The Company must realize a certain level of profits during each quarter of fiscal 1996 to be in compliance with these covenants.

Stockholders' Equity: Net stockholders' equity increased by $2.8 million during fiscal 1995, primarily as a result of net earnings of $2.6 million generated for the year.

     In July 1994, pursuant to a Stock Purchase Agreement (the Stock Purchase Agreement) between the Company and David E. Gross, its former President and Chief Technical Officer, the Company purchased 659,220 shares of its Class A Common Stock and 45,179 shares of its Class B Common Stock owned by Mr. Gross, at a price of $4.125 and $4.00 per share, respectively, totaling approximately $2.9 million in cash (the Buy-back). On October 18, 1994, the Company filed a Registration Statement on Form S-2 and on November 10, 1994, the Company filed Amendment No. 1 to such Registration Statement (the Registration Statement) with the Securities and Exchange Commission for the purpose of selling shares of its common stock purchased in the Buy-back. Pursuant to the Registration Statement, the Company sold 650,000 shares of its Class A Common Stock and 45,000 shares of its Class B Common Stock, at prices of $4.125 and $4.00 per share, respectively, totaling approximately $2.9 million.

Backlog: The Company closed fiscal 1995 with a funded backlog of $126.0 million representing an $8.5 million decrease from backlog at March 31, 1994. Included in the fiscal 1995 year-end backlog is approximately $2.2 million of commercial orders. New business awards during fiscal 1995 totaled approximately $61.4 million and included approximately $5.8 million of new commercial orders. Significant awards received during the year included $5.9 million in contracts from the Naval Air Systems Command to produce additional quantities of A/U36M-1(V) Weapons Boresight Equipment for the Marine Corps' AH-1W Cobra helicopters, approximately $9.4 million from the Government Systems Group of Unisys Corporation to provide portions of the AN/UYQ-70 Advanced Display System and a $4.9 million contract with the U.S. Navy to provide Readiness Trainer Systems for the Mobile In-shore Undersea Warfare System Upgrade program. Contract awards for the Company's 8mm video recorder products totaled approximately $5.4 million and included a $3.1 million award from the Naval Air Systems Command to equip the Navys F/A-18 Hornet carrier-based aircraft with WRR-818 8mm video recorders. The Company also received funding under a $12.5 million not-to-exceed contract from Lockheed Aeronautical Systems Company to provide engineering services and modified AN/USH-42 Mission Recording Systems for deployment on the U.S. Navys S-3B Viking carrier-based jet aircraft, as well as additional funding under a multi-year contract with the Navy, initially received in fiscal 1994, to provide combat-system display consoles for land-based applications.

     Approximately 84%, 94% and 83% of revenues in fiscal 1995, 1994 and 1993, respectively, were derived directly or indirectly from contracts or subcontracts with the U.S. Government, principally the Navy. Included in revenues for fiscal 1995, 1994 and 1993 were $18.8 million, $27.5 million and $19.2 million, respectively, of customer-sponsored research and development, which were the result of contract agreements directly or indirectly with the U.S. Government.

Commitments and Contingencies: The books and records of the Company are subject to audit and post-award review by the Defense Contract Audit Agency. The Company is not a party to any legal proceedings with the U.S. Government.

     Effective July 20, 1994, the Company entered into an Employment, Non-Competition and Termination Agreement (the Gross Agreement) and a Stock Purchase Agreement with David E. Gross, who retired as President and Chief Technical Officer of the Company on May 12, 1994. Under the terms of the Gross Agreement, Mr. Gross will receive a total of $.6 million as compensation for his services under a five-year consulting agreement with the Company and a total of $.8 million as consideration for a five-year non-compete arrangement. The payments will be charged to expense over the term of the Gross Agreement as services are performed and obligations are fulfilled by Mr. Gross. He also will receive, at the conclusion of such initial five-year period, an aggregate of approximately $1.3 million payable over a nine-year period as deferred compensation. The net present value of the payments to be made to Mr. Gross pursuant to the deferred compensation portion of the Gross Agreement approximated the amount of the Company's previous deferred compensation arrangement with Mr. Gross. In addition to the terms of the Buy-back discussed previously, the Stock Purchase Agreement also includes certain provisions regarding the sale and voting of Mr. Gross' remaining shares of stock in the Company, as well as the adjustment which would be made in the purchase price paid to Mr. Gross pursuant to the Buy-back should a change in control of the Company occur within three years from the date of the Stock Purchase Agreement.

     As of March 31, 1995, the Company was in the process of finalizing an Employment, Non-Competition and Termination Agreement (the Newman Agreement) between the Company and Leonard Newman, the Chairman of the Board and Secretary of the Company. Pursuant to the Newman Agreement, it is expected that Mr. Newman will receive certain compensation from the Company over a five-year period for consulting services and a non-compete arrangement. In addition, Mr. Newman will receive certain retirement benefits payable over a ten-year period at the conclusion of such initial five-year period. Results of operations for fiscal 1995 reflect a charge of $1.5 million representing the estimated net present value of the Company's obligation under the Newman Agreement. The corresponding amount was included in Other Liabilities in the Consolidated Balance Sheet at March 31, 1995 as an addition to the accrual which had been established to cover the Company's liability to Mr. Newman under a previous deferred compensation arrangement.

Inflation: The Company has experienced the effects of inflation through increased costs of labor, services and raw materials. Although a majority of the Companys revenues derive from long-term contracts, the selling prices of such contracts generally reflect estimated costs to be incurred in the applicable future periods.

Income Taxes

In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109). Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Effective April 1, 1993, the Company adopted SFAS 109. Until March 31, 1993, the Company used the asset and liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 96, "Accounting for Income Taxes" (SFAS 96). Under SFAS 96, deferred income taxes are recognized by applying statutory tax rates to the difference between the financial statement carrying amounts and tax bases of assets and liabilities. The statutory tax rates applied are those applicable to the years in which the differences are expected to reverse. The cumulative effect of adopting SFAS 109 was not material to the Company's consolidated results of operations or financial position.

Postretirement Benefits Other Than Pensions

In December 1990, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). The Company adopted SFAS 106 during the first quarter of fiscal 1994, and its adoption did not have a material impact on the Company's consolidated results of operations or financial position.

Postemployment Benefits

In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS 112). The Company adopted SFAS 112 during the first quarter of fiscal 1995, and its adoption did not have a material impact on the Companys consolidated results of operations or financial position.

Acquisitions and Related Activities

On October 1, 1993, the Company acquired (through TAS Acquisition Corp., a wholly-owned subsidiary) a 95.7% equity interest in TAS, a Maryland corporation, pursuant to a Stock Purchase Agreement (the Agreement) dated as of August 6, 1993. TAS, headquartered in Gaithersburg, Maryland, was a privately-held company incorporated in early 1991. Under the terms of the Agreement, the Company paid $15.10 in cash for a total of 97,317 issued and outstanding shares of common stock, par value $.01 per share, of TAS. The price paid by the Company for the shares of TAS common stock was obtained from the Company's working capital. On September 30, 1993, the Company, in anticipation of the acquisition, advanced $1.8 million to TAS pursuant to a demand promissory note. Such advance was converted to an intercompany liability on the date of the acquisition and is eliminated in consolidation. On November 1, 1993, Articles of Merger were filed in order to merge TAS into TAS Acquisition Corp. The name TAS Acquisition Corp. was changed to Technology Applications & Service Company (TAS).

     The acquisition has been accounted for using the purchase method of accounting. The excess of cost over the estimated fair value of net assets acquired was approximately $.4 million and is being amortized on a straight-line basis over 30 years, or $14,000 annually.

     On December 13, 1993, the Company, through its wholly-owned subsidiary, DRS Systems Management Corporation, entered into a partnership (the Partnership) with Laurel Technologies, Inc. of Johnstown, Pennsylvania. Pursuant to a Joint Venture Agreement dated November 3, 1993 and a Partnership Agreement dated December 13, 1993, by and between DRS Systems Management Corporation and Laurel Technologies, Inc., the Partnership was formed for the purposes of electronic cable and harness manufacturing, military-quality circuit card assembly and other related activities. The Company's contribution to the Partnership consisted of cash, notes and equipment valued at approximately $.6 million, representing an 80% controlling interest in the Partnership. As a result, the financial position and results of operations of the Partnership since December 13, 1993 have been consolidated with those of the Company's. The related minority interest in the Partnership has been included in Other Liabilities and Other Income, Net, respectively, in the Company's Consolidated Financial Statements for the period ended March 31, 1995 and 1994.

     Also during December 1993, the Company acquired certain assets of CMC, located in Santa Clara, California, for approximately $.4 million. CMC primarily refurbishes magnetic video recording rotary-head scanner assemblies for post-production facilities and television broadcast stations worldwide. This acquisition provides the Company with a key customer base in the commercial video recording systems industry.

     On November 17, 1994, Precision Echo, Inc. a wholly-owned subsidiary of the Company, acquired, through its wholly-owned subsidiary (Precision Echo), the net assets of Ahead Technology Corporation, pursuant to an Asset Purchase Agreement, dated October 28,1994. Under the terms of the Asset Purchase Agreement, Precision Echo paid, on the date of acquisition, approximately $1.1 million for the net assets of Ahead. In addition, Precision Echo entered into a Covenant and Agreement Not to Compete (Covenant), dated October 28, 1994, with the chairman of the board of Ahead. Under the terms of the Covenant, the total cash consideration to be paid by Precision Echo consisted of approximately $.4 million payable at the acquisition date, and an additional $.5 million, payable in equal monthly installments over a period of five years from the acquisition date.

     The acquisition has been accounted for using the purchase method of accounting and, therefore, Aheads financial statements are included in the consolidated financial statements of the Company from the date of acquisition. The excess of cost over the estimated fair value of net assets acquired was approximately $.9 million and will be amortized on a straight-line basis over 5 years, or approximately $.2 million annually. The acquisition had no significant effect on the Company's consolidated financial position or results of operations.

CONSOLIDATED BALANCE SHEETS

Diagnostic/Retrieval System, Inc. and Subsidiaries

March 31,                                               1995            1994
- -------------------------------------------------------------------------------
Assets

Current Assets:

Cash and Cash Equivalents ......................    $11,197,000     $15,465,000
Accounts Receivable (Notes 2 and 6) ............     17,432,000      15,538,000
Inventories, Net of Progress Payments
  (Note 3) .....................................     11,724,000       5,042,000
Other Current Assets ...........................      2,445,000       2,563,000
                                                    -----------     -----------
Total Current Assets ...........................     42,798,000      38,608,000
                                                    -----------     -----------
Property, Plant and Equipment,
  at Cost (Notes 4 and 6) ......................     33,661,000      32,182,000
Less Accumulated Depreciation
  and Amortization .............................     23,812,000      23,289,000
                                                    -----------     -----------
Net Property, Plant and Equipment ..............      9,849,000       8,893,000
                                                    -----------     -----------
Intangible Assets, Less Accumulated
  Amortization of $3,457,000 and $3,008,000
  in 1995 and 1994, Respectively ...............      8,920,000       8,414,000
Other Assets ...................................      3,023,000       2,921,000
                                                    -----------     -----------
Total Assets ...................................    $64,590,000     $58,836,000
- -------------------------------------------------------------------------------
Liabilities and Stockholders Equity

Current Liabilities:

Current Installments of Long-Term Debt
  (Note 6) .....................................    $ 2,492,000     $ 2,664,000
Accounts Payable and Accrued
 Expenses (Note 5) .............................     19,989,000      16,141,000
                                                    -----------     -----------
Total Current Liabilities ......................     22,481,000      18,805,000
Long-Term Debt, Excluding Current
  Installments (Note 6) ........................     11,732,000      14,515,000
Deferred Income Taxes (Note 8) .................      4,605,000       4,624,000
Other Liabilities (Notes 10 and 11) ............      3,263,000       1,133,000
                                                    -----------     -----------
Total Liabilities ..............................     42,081,000      39,077,000
                                                    -----------     -----------
Stockholders Equity (Notes 6 and 9):
Class A Common Stock, $.01 par Value
  per Share. Authorized 10,000,000 Shares;
  Issued 3,699,963 and 3,674,963 Shares
  at March 31, 1995 and 1994, Respectively .....         37,000          37,000
Class B Common Stock, $.01 par Value
  per Share. Authorized 20,000,000 Shares;
  Issued 2,163,253 and 2,105,528 Shares
  at March 31, 1995 and 1994, Respectively .....         22,000          21,000
Additional Paid-in Capital .....................     13,435,000      12,970,000
Retained Earnings ..............................     10,919,000       8,315,000
                                                    -----------     -----------
                                                     24,413,000      21,343,000
Treasury Stock, at Cost: 432,639 Shares
  of Class A Common Stock and 21,619
  Shares of Class B Common Stock at
  March 31, 1995, and 423,419 Shares
  of Class A Common Stock and 21,440
  Shares of Class B Common Stock at
  March 31, 1994 (Note 10) .....................     (1,617,000)     (1,579,000)
Unamortized Restricted Stock Compensation ......       (287,000)         (5,000)
                                                    -----------     -----------
Net Stockholders' Equity .......................     22,509,000      19,759,000
                                                    -----------     -----------
Commitments and Contingencies (Note 10)

Total Liabilities and Stockholders' Equity .....    $64,590,000)    $58,836,000
- -------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS
Diagnostic/Retrieval Systems, Inc. and Subsidiaries


Years Ended March 31,                               1995             1994           1993
- --------------------------------------------------------------------------------------------
Revenues ...................................    $69,930,000      $57,820,000     $47,772,000
Costs and Expenses (Note 3) ................     64,836,000       54,372,000      45,461,000
                                                -----------      -----------     -----------
Operating  Income ..........................      5,094,000        3,448,000       2,311,000
Interest and Related Expenses ..............     (1,372,000)      (1,574,000)     (1,735,000)
Other Income, Net (Notes 7 and 11) .........        534,000          834,000       1,224,000
                                                -----------      -----------     -----------
Earnings before Income Taxes ...............      4,256,000        2,708,000       1,800,000
Income Taxes (Note 8) ......................      1,652,000        1,093,000         715,000
                                                -----------      -----------     -----------
Net Earnings ...............................    $ 2,604,000      $ 1,615,000     $ 1,085,000
- --------------------------------------------------------------------------------------------
Earnings per Share of Class A and Class B
  Common Stock .............................    $       .50      $       .30     $       .20
- --------------------------------------------------------------------------------------------
Weighted Average Number of Shares of Class A
  and Class B Common Stock Outstanding .....       5,231,000       5,334,000       5,324,000
- --------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Diagnostic/Retrieval Systems, Inc. and Subsidiaries


                                                              Common Stock
                                           ----------------------------------------------
                                                   Class A                 Class B             Additional
                                           ---------------------     --------------------        Paid-in
Year Ended March 31, 1995, 1994 and 1993     Shares      Amount        Shares      Amount        Capital
- ----------------------------------------------------------------------------------------------------------
Balances at March 31, 1992 ...........     3,674,963     $37,000     2,089,528     $21,000     $12,984,000
Net Earnings .........................            --          --           --            --             --
Stock Options Exercised ..............            --          --         5,000           --             --
Compensation Relating to Stock
  Options, Net .......................            --          --           --            --        (39,000)
                                           ---------     -------     ---------     -------     -----------
Balances at March 31, 1993 ...........     3,674,963      37,000     2,094,528      21,000      12,945,000
Net Earnings .........................            --          --           --            --             --
Stock Options Exercised ..............            --          --        11,000           --          2,000
Compensation Relating to Stock
  Options, Net .......................            --          --           --            --         23,000
                                           ---------     -------     ---------     -------     -----------
Balances at March 31, 1994 ...........     3,674,963      37,000     2,105,528      21,000      12,970,000
Net Earnings .........................            --          --           --            --             --
Stock Options Exercised ..............        25,000          --        57,725       1,000         188,000
Compensation Relating to Stock
  Options, Net .......................            --          --           --            --        388,000
Purchase of Treasury Stock ...........            --          --           --            --             --
Sale of Treasury Stock ...............            --          --           --            --       (111,000)
                                           ---------     -------     ---------     -------     -----------
Balances at March 31, 1995 ...........     3,699,963     $37,000     2,163,253     $22,000     $13,435,000
- ----------------------------------------------------------------------------------------------------------


                                                                             Unamortized
                                                                              Restricted          Net
                                               Retained         Treasury       Stock         Stockholders'
                                               Earnings          Stock       Compensation       Equity
- ----------------------------------------------------------------------------------------------------------
Balances at March 31, 1992 .............     $ 5,615,000      $(1,579,000)     $ (31,000)     $17,047,000
Net Earnings ...........................       1,085,000               --             --        1,085,000
Stock Options Exercised ................              --               --             --               --
Compensation Relating to Stock
  Options, Net .........................              --               --         22,000          (17,000)
                                             -----------      -----------      ---------      -----------
Balances at March 31, 1993 .............       6,700,000       (1,579,000)        (9,000)      18,115,000
Net Earnings ...........................       1,615,000               --             --        1,615,000
Stock Options Exercised ................              --               --             --            2,000
Compensation Relating to Stock
  Options, Net .........................              --               --          4,000           27,000
                                             -----------      -----------      ---------      -----------
Balances at March 31, 1994 .............       8,315,000       (1,579,000)        (5,000)      19,759,000
Net Earnings ...........................       2,604,000               --             --        2,604,000
Stock Options Exercised ................              --               --             --          189,000
Compensation Relating to Stock
  Options, Net .........................              --               --       (282,000)         106,000
Purchase of Treasury Stock .............              --       (2,900,000)            --       (2,900,000)
Sale of Treasury Stock .................              --        2,862,000             --        2,751,000
                                             -----------      -----------      ---------      -----------
Balances at March 31, 1995 .............     $10,919,000      $(1,617,000)     $(287,000)     $22,509,000)
- ---------------------------------------------------------------------------------------------------------


See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Diagnostic/Retrieval Systems, Inc. and Subsidiaries


Years Ended March 31,                                        1995          1994          1993
- -------------------------------------------------------------------------------------------------

Cash Flows from Operating Activities
Net Earnings .........................................  $  2,604,000  $  1,615,000  $  1,085,000
Adjustments to Reconcile Net Earnings to Cash Flows
from Operating Activities:
  Depreciation and Amortization ......................     2,480,000     2,558,000     3,202,000
  Deferred Income Taxes ..............................        26,000       (15,000)      (31,000)
  Other, Net .........................................       (77,000)     (233,000)     (446,000)
Changes in Assets and Liabilities, Net of Effects from
Business Combinations:
  (Increase) Decrease in Accounts Receivable .........    (1,415,000)    1,443,000      (880,000)
  (Increase) Decrease in Inventories .................    (6,408,000)    2,069,000     2,186,000
  (Increase) Decrease in Other Current Assets ........        (7,000)     (133,000)    1,400,000
  Increase (Decrease) in Accounts Payable
  and Accrued Expenses ...............................     3,640,000     2,928,000      (400,000)
  Other, Net .........................................     1,643,000       (62,000)     (357,000)
                                                        ------------  ------------  ------------
Net Cash Provided by Operating Activities ............     2,486,000    10,170,000     5,759,000
                                                        ------------  ------------  ------------

Cash Flows from Investing Activities

Capital Expenditures .................................    (2,543,000)     (988,000)     (922,000)
Payments Pursuant to Business Combinations, Net of
Cash Acquired ........................................    (1,514,000)     (696,000)           --
Cash Advanced to Company Acquired for Repayment of
Debt Prior to Acquisition ............................            --    (1,800,000)           --
Other, Net ...........................................       263,000        11,000         2,000
                                                        ------------  ------------  ------------
Net Cash Used in Investing Activities ................    (3,794,000)   (3,473,000)     (920,000)
                                                        ------------  ------------  ------------

Cash Flows from Financing Activities

Payments on Long-Term Debt ...........................      (275,000)     (168,000)     (262,000)
Repurchases of Convertible Subordinated Debentures ...    (2,667,000)   (2,354,000)   (1,880,000)
Other Borrowings .....................................        20,000       325,000            --
Purchase of Treasury Stock ...........................    (2,900,000)           --            --
Sale of Treasury Stock ...............................     2,862,000            --            --
                                                        ------------  ------------  ------------
Net Cash Used in Financing Activities ................    (2,960,000)   (2,197,000)   (2,142,000)
                                                        ------------  ------------  ------------
Net (Decrease) Increase in Cash and Cash Equivalents .    (4,268,000)    4,500,000     2,697,000
Cash and Cash Equivalents, Beginning of Year .........    15,465,000    10,965,000     8,268,000
                                                        ------------  ------------  ------------
Cash and Cash Equivalents, End of Year ...............  $ 11,197,000  $ 15,465,000  $ 10,965,000
- ------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Diagnostic/Retrieval Systems, Inc. and Subsidiaries

Note 1. Summary of Significant Accounting Policies

A. Basis of Presentation

The Consolidated Financial Statements include the accounts of Diagnostic/Retrieval Systems, Inc., its subsidiaries, all of which are wholly owned, and a joint venture consisting of an 80% controlling partnership interest (the Company). All significant intercompany transactions and balances have been eliminated in consolidation.

B. Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

C. Revenue Recognition

Revenues related to long-term, firm fixed-price contracts, which principally provide for the manufacture and delivery of finished units, are recognized as shipments are made. The estimated profits applicable to such shipments are recorded pro rata based upon estimated total profit at completion of the contracts.

     Revenues on contracts with significant engineering as well as production requirements are recorded using the percentage-of-completion method measured by the costs incurred on each contract to estimated total contract costs at completion (cost-to-cost) with consideration given for risk of performance and estimated profit.

     Revenues related to incentive-type contracts also are determined on a percentage-of-completion basis measured by the cost-to-cost method. Revenues from cost-reimbursement contracts are recorded, together with the fees earned, as costs are incurred.

     Revenues recognized under the cost-to-cost percentage-of-completion basis during fiscal 1995, 1994 and 1993 approximated 16%, 26% and 37% of total revenues, respectively, with remaining revenues recognized as delivery of finished units is made, or as costs are incurred under cost-reimbursement contracts. Included in revenues for fiscal 1995, 1994 and 1993 are $18,771,000, $27,496,000 and $19,155,000, respectively, of customer-sponsored research and development.

     Revisions in profit estimates are reflected in the year in which the facts, which require the revisions, become known, and any estimated losses and other future costs are accrued in full.

     Approximately 84%, 94% and 83% of the Company's revenues in fiscal 1995, 1994 and 1993, respectively, were derived directly or indirectly from defense-industry contracts with the United States Government (principally the U.S. Navy). In addition, approximately 7%, 3% and 17% of the Company's revenues in fiscal 1995, 1994 and 1993, respectively, were derived directly or indirectly from sales to foreign governments. Sales to commercial customers comprised 9% and 3% of revenues in fiscal 1995 and 1994, respectively.

D. Inventories

Costs accumulated under contracts are stated at actual cost, not in excess of estimated net realizable value, including, for long-term government contracts, applicable amounts of general and administrative expenses, which include research and development costs, where such costs are recoverable under customer contracts.

     In accordance with industry practice, inventories include amounts relating to contracts having production cycles longer than one year, and a portion thereof will not be realized within one year.

E. Depreciation and Amortization of Property, Plant and Equipment

Depreciation and amortization have been provided on the straight-line method. The ranges of estimated useful lives are: office furnishings, motor vehicles and equipment, 3-10 years; building and building improvements, 15-40 years; and leasehold improvements, over the shorter of the estimated useful lives or the life of the lease.

     Maintenance and repairs are charged to operations as incurred; renewals and betterments are capitalized. The cost of assets retired, sold or otherwise disposed of are removed from the accounts, and any gains or losses thereon are reflected in operations.

F. Excess of Cost over Net Assets of Businesses Acquired

Intangibles resulting from acquisitions represent the excess of cost of the investments over the fair-market values of the underlying net assets at the dates of investment. All intangibles are being amortized on the straight-line method, over five to thirty years. The carrying value of intangible assets periodically is reviewed by the Company, and impairments are recognized when the expected undiscounted future operating cash flows derived from such intangible assets are less than their carrying value.

G. Income Taxes

In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109). Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. SFAS 109 supersedes Statement of Financial Accounting Standards No. 96, "Accounting for Income Taxes" (SFAS 96).

     Effective April 1, 1993, the Company adopted SFAS 109. The cumulative effect of adopting SFAS 109 was not material to the Company's consolidated results of operations or financial position. Prior-year financial statements have not been restated to apply the provisions of SFAS 109. Until March 31, 1993, the Company used the asset and liability method of accounting for income taxes, as set forth in SFAS 96. Under SFAS 96, deferred income taxes are recognized by applying statutory tax rates to the difference between the financial statement carrying amounts and tax bases of assets and liabilities. The statutory tax rates applied are those applicable to the years in which the differences are expected to reverse. Deferred tax expense represents the change in the liability for deferred taxes from year to year.

H. Postretirement Benefits Other Than Pensions

In December 1990, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). The Company adopted SFAS 106 during the first quarter of fiscal 1994, and its adoption did not have a material impact on the Company's consolidated results of operations or financial position.

I. Postemployment Benefits

In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS 112). The Company adopted SFAS 112 during the first quarter of fiscal 1995, and its adoption did not have a material impact on the Company's consolidated results of operations or financial position.

J. Earnings per Share

Earnings per share of common stock is computed by dividing net earnings by the weighted average number of shares of Class A and Class B Common Stock outstanding during each period. In fiscal 1995, the computation of earnings per share included approximately 123,000 shares from the assumed exercise of dilutive stock options computed using the treasury stock method. Options outstanding to purchase shares of common stock are not included in the computation of earnings per share for fiscal 1994 and 1993, because their effect was not material. Furthermore, additional shares assumed to be outstanding applicable to the Company's Convertible Subordinated Debentures also are not included for any of the periods presented, because their effect on earnings per share was antidilutive.

Note 2. Accounts Receivable

The component elements of accounts receivable are as follows:

March 31,                             1995                    1994
- ----------------------------------------------------------------------
U.S. Government:

Amounts Billed                     $ 5,885,000             $ 5,746,000

Recoverable Costs and Accrued
Profit on Progress Completed,
Not Billed                           7,264,000               5,374,000
                                   -----------             -----------
                                    13,149,000              11,120,000
                                   -----------             -----------

Other U.S. Defense Contracts:

Amounts Billed                       1,418,000               2,981,000

Recoverable Costs and Accrued
Profit on Progress Completed,
Not Billed                             639,000                 537,000
                                   -----------             -----------
                                     2,057,000               3,518,000
                                   -----------             -----------
Other Amounts Billed                 2,226,000                 900,000
                                   -----------             -----------
Total                              $17,432,000             $15,538,000
- ----------------------------------------------------------------------

Generally, no accounts receivable arise from retainage provisions in contracts. The Company receives progress payments on certain contracts from the U.S. Government of between 80-100% of allowable costs incurred; the remainder, including profits and incentive fees, if any, is billed upon delivery and final acceptance of the product. In addition, the Company may bill based upon units delivered.

Note 3. Inventories

Inventories are summarized as follows:

March 31,                      1995         1994
- ---------------------------------------------------
Work-in-Process .........  $23,017,000  $14,639,000
Raw Material ............    2,573,000    2,917,000
                           -----------  -----------
                            25,590,000   17,556,000
Less Progress Payments...   13,866,000   12,514,000
                           -----------  -----------
Total ...................  $11,724,000  $ 5,042,000
- ---------------------------------------------------


General and administrative costs included in work-in-process were $6,584,000 and $3,753,000 at March 31, 1995 and 1994, respectively. General and administrative costs included in costs and expenses amounted to $17,681,000, $16,896,000 and $14,028,000 in fiscal 1995, 1994 and 1993, respectively. Included in those amounts are expenditures for Company-sponsored independent research and development, amounting to approximately $795,000, $537,000 and $470,000 in fiscal 1995, 1994 and 1993, respectively.

Note 4. Property, Plant and Equipment

Property, plant and equipment at March 31, 1995 and 1994 are summarized as follows:

March 31,                      1995         1994
- ---------------------------------------------------

Land ....................  $ 1,350,000  $ 1,350,000
Building and Building
Improvements ............    2,384,000    2,289,000
Office Furnishings and
Equipment ...............    3,621,000    3,754,000
Laboratory and Production
Equipment ...............   15,639,000   14,457,000
Motor Vehicles ..........      235,000      389,000
Computer Equipment ......    7,246,000    7,323,000
Leasehold Improvements ..    3,186,000    2,620,000
                           -----------  -----------
Total ...................  $33,661,000  $32,182,000
- ---------------------------------------------------

Depreciation and amortization of plant and equipment amounted to $1,833,000, $2,061,000 and $2,748,000 in fiscal 1995, 1994 and 1993, respectively.

Note 5. Accounts Payable and Accrued Expenses

The component elements of accounts payable and accrued expenses are as follows:

March 31,                              1995         1994
- -----------------------------------------------------------
Payrolls, Including Payroll Taxes  $   648,000  $ 1,753,000
Holiday and Vacation Pay ........    1,102,000      849,000
Income Taxes Payable ............    1,821,000    1,917,000
Losses and Future Costs Accrued
  on Uncompleted Contracts ......    4,555,000    3,214,000
Other ...........................    3,897,000    4,101,000
                                   -----------  -----------
                                    12,023,000   11,834,000
Accounts Payable ................    7,966,000    4,307,000
                                   -----------  -----------
Total ...........................  $19,989,000  $16,141,000
- -----------------------------------------------------------

Note 6. Long-Term Debt

A summary of long-term debt is as follows:

March 31,                            1995         1994
- ---------------------------------------------------------
Convertible Subordinated
Debentures, Due 1998 ..........  $12,209,000  $14,889,000
Industrial Revenue Bonds,
Due 1998 ......................    1,895,000    2,095,000
Other Obligations .............      120,000      195,000
                                 -----------  -----------
                                  14,224,000   17,179,000
Less Current Installments of
Long-Term Debt ................    2,492,000    2,664,000
                                 -----------  -----------
Total .........................  $11,732,000  $14,515,000
- ---------------------------------------------------------

The Convertible Subordinated Debentures (Debentures) bear interest at a rate of 8 1/2% per annum and are convertible at their face amount any time prior to maturity into shares of Class B Common Stock, unless previously redeemed, at a conversion price of $15.00 per share, subject to adjustment under certain conditions. The Debentures are redeemable at the option of the Company, in whole or in part, at face value, together with interest accrued to the redemption date. As of August 1, 1990 and on August 1 of each year thereafter, to and including August 1, 1997, the Company is required to provide for the retirement of the Debentures by mandatory redemption (sinking fund) in the aggregate annual principal amount of $2,500,000. As of March 31, 1995, the Company had repurchased $12,791,000 of the Debentures and has satisfied all sinking fund requirements to date. The Consolidated Statements of Earnings for fiscal years 1995, 1994 and 1993 reflect gains resulting from these repurchases of $13,000, $257,000 and $500,000, respectively.

     The Debentures are subordinate to the prior payment in full of the principal and interest on all senior indebtedness of the Company, which amounted to $2,015,000 at March 31, 1995. The indenture contains certain dividend and other restrictions. Under such provisions, the Company may not distribute dividends or purchase, redeem or otherwise acquire or retire any of its capital stock in excess of an aggregate amount which, at March 31, 1995, was approximately $4,400,000.

     On December 19, 1991, the Suffolk County Industrial Development Agency (Agency) issued variable rate demand industrial development revenue refunding bonds (Bonds) in the amount of $2,395,000 to refinance a prior bond issue which provided funds for the construction of the manufacturing facilities of Photronics Corp. (Photronics), a wholly-owned subsidiary of the Company. All property, plant and equipment acquired or constructed from the proceeds of the original bonds collateralizes the obligation, and payment of the principal and interest and premium (if any) on the Bonds is further secured by the unconditional guaranty of the Company. The Bonds are supported by an irrevocable, direct-pay letter of credit in an amount equal to the principal balance plus interest thereon for 45 days. At March 31, 1995, the contingent liability of the Company as guarantor under the letter of credit was approximately $1,930,000. The Company has collateralized the letter of credit with accounts receivable and also has agreed to certain financial covenants, including the maintenance of: (i) a certain minimum ratio of consolidated tangible net worth to total debt (Debt Ratio), (ii) a certain minimum quarterly ratio of earnings before interest and taxes to interest (Interest Ratio), and
(iii) a certain minimum balance of billed and unbilled accounts receivable (Eligible Receivables), all as defined in the related agreements. At March 31, 1995, the covenants, all of which the Company was in compliance with, required
(i) a Debt Ratio of .60:1, (ii) an Interest Ratio of 1.5:1, and (iii) Eligible Receivables of $2,500,000. The financial covenants also require that the Company realize a certain level of profits during each quarter of fiscal 1996 in order to be in compliance. A default under the Bonds constitutes a default on the Debentures.

     Commencing February 1, 1992 and on the first business day of each month thereafter, interest on the Bonds is payable at that daily rate determined to be necessary under prevailing market conditions to enable the Bonds to be sold at a price equal to 100% of the principal amount thereof plus accrued interest. Such rate was 4.5% at March 31, 1995. At the option of the Company, the interest rate payable on the Bonds may be changed to a weekly or fixed rate.

     Commencing February 1, 1992 and until such time as the Bonds may be converted to fixed-rate obligations, the Bonds are subject to redemption, in whole or in part, at the option of the Company at a price equal to their principal amount plus accrued interest. On or after the second anniversary of a conversion, Bonds bearing interest at a fixed rate are subject to the redemption, in whole on any date or in part on any interest payment date, at the option of the Company at an annual redemption rate of 102% at the second anniversary of such conversion and diminishing by one percent each year to 100% on or after the fourth anniversary of such conversion. Commencing January 1, 1993 and on each January 1 thereafter, to and including January 1, 1998, the Bonds are subject to a schedule of mandatory sinking fund redemptions at a price equal to 100% of the principal amount of the Bonds redeemed plus accrued interest. The principal amount of the Bonds redeemed at January 1, 1995 was $200,000.

     Cash payments for interest during fiscal 1995, 1994 and 1993 were $1,237,000, $1,448,000 and $1,687,000, respectively.

     The aggregate maturities of long-term debt for the five years ending March 31, 2000 are as follows: 1996, $2,492,000; 1997, $2,637,000; 1998, $4,095,000;
1999, $5,000,000; and 2000, $0.

Note 7. Other Income, Net

Other income, net includes:

Years Ended March 31,   1995        1994        1993
- -------------------------------------------------------

Interest Income       $439,000    $370,000   $  585,000
Royalty Income ...      63,000     157,000      221,000
Gain on Repurchase
of Subordinated
Debentures .......      13,000     257,000      500,000
Other ............      19,000      50,000      (82,000)
                      --------    --------   ----------
Total ............    $534,000    $834,000   $1,224,000
- -------------------------------------------------------

Note 8. Income Taxes

Income tax expense consists of:

Years Ended March 31,       1995        1994        1993
- ------------------------------------------------------------

Current:

Federal .............  $ 1,498,000  $   884,000  $   688,000
State ...............      128,000      224,000       58,000
                       -----------  -----------  -----------
                         1,626,000    1,108,000      746,000
                       -----------  -----------  -----------
Deferred:

Federal .............      172,000       33,000     (103,000)
State ...............     (146,000)     (48,000)      72,000
                       -----------  -----------  -----------
                            26,000      (15,000)     (31,000)
                       -----------  -----------  -----------
Total ...............  $ 1,652,000  $ 1,093,000  $   715,000
- ------------------------------------------------------------

Deferred income taxes at March 31, 1995 and 1994 reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 1995 and 1994 are as follows:

March 31,                              1995          1994
- ------------------------------------------------------------

Deferred Tax Assets:

State Net Operating Loss
Carryforwards ..................  $  3,977,000  $  5,849,000
Inventory Capitalization .......     1,687,000     1,888,000
Costs Accrued on Uncompleted
Contracts ......................     2,627,000     2,163,000
Other ..........................     2,287,000     1,846,000
                                  ------------  ------------
Total Gross Deferred Tax Assets     10,578,000)   11,746,000)
Less Valuation Allowance .......    (2,279,000)   (3,575,000)
                                  ------------  ------------
Net Deferred Tax Assets ........     8,299,000     8,171,000
                                  ------------  ------------

Deferred Tax Liabilities:

Depreciation and Amortization ..    (5,048,000)   (5,540,000)
General and Administrative Costs    (4,325,000)   (2,740,000)
Federal Impact of the State
Benefits .......................    (1,136,000)   (1,986,000)
Other ..........................      (828,000)     (917,000)
                                  ------------  ------------
Total Gross Deferred Tax
Liabilities ....................   (11,337,000)  (11,183,000)
                                  ------------  ------------
Net Deferred Tax Liabilities....  $  3,038,000  $ (3,012,000)
- ------------------------------------------------------------


A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company has established a valuation allowance for the deferred tax asset attributable to state net operating loss carryforwards, due to the uncertainty of future Company earnings attributable to various states and the status of applicable statutory regulations that could limit or preclude utilization of these benefits in future periods. A deferred tax asset of $1,567,000 and $1,612,000 is included in Other Current Assets in the Consolidated Balance Sheets at March 31, 1995 and 1994, respectively. Approximately $47,647,000 of state net operating loss carryforwards were available in various tax jurisdictions at March 31, 1995. Of that amount, $29,655,000 will expire between fiscal years 1997 and 2002; the remaining $17,992,000 will expire between fiscal years 2005 and 2010.

A reconciliation of the statutory federal income tax rate to the effective tax rate follows:

Years Ended March 31,             1995   1994   1993
- ----------------------------------------------------

Statutory Tax Rate ..............  34%    34%    34%
State Income Tax, Net of Federal
Income Tax Benefit ..............   3      4      5
Amortization of Intangible Assets   1      2      3
Other ...........................   1     --     (2)
                                   --     --     --
Total ...........................  39%    40%    40%
- ----------------------------------------------------

     The provision for income taxes includes all estimated income taxes payable to federal and state governments, as applicable.

     Cash payments for income taxes during fiscal 1995, 1994 and 1993 amounted to $1,723,000, $311,000 and $303,000, respectively.

Note 9. Common Stock, Stock Option Plans and Employee Benefit Plans

The Company has three authorized classes of stock: A class consisting of 10,000,000 shares of Class A Common Stock, a class consisting of 20,000,000 shares of Class B Common Stock, and a class consisting of 2,000,000 shares of Preferred Stock (none of which has been issued). The holders of Class A and Class B Common Stock are entitled to one vote per share and one-tenth vote per share, respectively.

     On February 7, 1991, the Board of Directors (Board) adopted the 1991 Stock Option Plan (Stock Option Plan), which authorizes the issuance of up to 600,000 shares of Class B Common Stock. The Stock Option Plan was approved by the Company's stockholders on August 8, 1991. The Stock Option Plan is the successor to the Company's 1981 Non-Qualified Stock Option Plan (Non-Qualified Plan) that expired on May 12, 1991 and to the 1981 Incentive Stock Option Plan (Incentive
Plan) that expired on October 31, 1991. Under the terms of the Stock Option Plan, options to purchase shares of Class B Common Stock may be granted to key employees, directors and consultants of the Company. Options granted under the Stock Option Plan are at the discretion of the Stock Option Committee of the Board (Stock Option Committee) and may be incentive stock options or non-qualified stock options, except that incentive stock options may be granted only to employees. The option price is determined by the Stock Option Committee and must be a price per share which is not less than the par value per share of the Class B Common Stock, and in the case of an incentive stock option, may not be less than the fair-market value of the Class B Common Stock on the date of the grant. Options may be exercised during the exercise period, as determined by the Stock Option Committee, except that no option may be exercised within six months of its grant date, and in the case of an incentive stock option, generally, the exercise period may not exceed ten years from the date of the grant. At March 31, 1995, 286,250 shares of Class B Common Stock were reserved for future grants under the Stock Option Plan.

     The Non-Qualified Plan, as amended, provided for the grant of options to purchase a total of 100,000 shares of Class A Common Stock and 50,000 shares of Class B Common Stock through May 12, 1991. Under the Non-Qualified Plan, the Stock Option Committee had discretion to grant options to employees, consultants and directors of the Company. The exercise price of an option granted under the Non-Qualified Plan was the price, as determined by the Stock Option Committee, but was not less than the aggregate par value of the shares subject to the option. Options granted under the Non-Qualified Plan are exercisable in accordance with the terms of the grant during a specified period, which did not exceed five years. Upon the expiration of the Non-Qualified Plan, a total of 87,600 shares of Class A Common Stock and a total of 10,300 shares of Class B Common Stock remained ungranted.

     The Incentive Plan, as amended, provided for the grant of options to purchase a total of 150,000 shares of Class A Common Stock and 475,000 shares of Class B Common Stock through October 31, 1991. Under the Incentive Plan, options were granted at the discretion of the Stock Option Committee only to employees of the Company. Options are exercisable in accordance with the terms of the grant within a specified period, which may not exceed ten years. Each option granted provided for the purchase of a specified number of shares of Class A Common Stock or Class B Common Stock, or both, at an exercise price not less than the fair-market value of the shares subject to the option on the date of grant. Upon the expiration of the Incentive Plan, options representing a total of 23,665 shares of Class A Common Stock and a total of 269,832 shares of Class B Common Stock remained ungranted.

     Under the Stock Option Plan, pursuant to the terms of exercise under the grant, the excess of the fair-market value of shares under option at the date of grant over the option price may be charged to unamortized restricted stock compensation or to earnings as compensation expense and credited to additional paid-in capital. The unamortized restricted stock compensation, if any, is charged to expense as the options become exercisable, in accordance with the terms of the grant. Under the Non-Qualified Plan, pursuant to the restriction periods on the exercise of options as stated in the stock option agreements, the excess of the fair-market value of shares under option at the date of grant over the option price was charged to unamortized restricted stock compensation and credited to additional paid-in capital. The unamortized restricted stock compensation is charged to expense as services are performed during the periods of restriction. As restricted options expire, the amount of unamortized restricted stock compensation relating to the options is credited and eliminated through a charge to additional paid-in capital. In addition, the total amount of compensation previously charged to expense is credited. The amount of compensation charged (credited) to earnings for all plans in fiscal 1995, 1994 and 1993 was $106,000, $27,000 and ($17,000), respectively.

     When stock is issued on exercise of options, the par value of each share ($.01) is credited to common stock and the remainder of the option price is credited to paid-in capital. No charge is made to operations.

A summary of all transactions under the Stock Option, Incentive and Non-Qualified Plans follows:


                                            Number of Shares Option Price Number of Shares  Option Price
                                               of Class A         per         of Class B         per
                                              Common Stock       Share       Common Stock       Share
- ---------------------------------------------------------------------------------------------------------
Outstanding at March 31, 1992
(of Which 16,250 Shares and
77,238 Shares of Class A and Class B,
Respectively, Were Exercisable) .............    65,000          $2.61         205,450        $ .01-4.75

Granted .....................................        --             --          10,000        $      .01
Exercised ...................................        --             --          (5,000)       $      .01
Expired .....................................        --             --         (35,600)       $ .01-4.75
                                                 ------          -----         -------        ----------
Outstanding  at March 31, 1993
(of Which 32,500 Shares and 111,925 Shares of
Class A and Class B, Respectively,
Were Exercisable) ...........................    65,000          $2.61         174,850        $ .01-4.75

Granted .....................................        --             --         142,750        $ .01-3.63
Exercised ...................................        --             --         (11,000)       $ .01-2.25
Expired .....................................        --             --         (32,250)       $2.13-2.25
                                                 ------          -----         -------        ----------
Outstanding  at March 31, 1994
(of Which 48,750 Shares and 111,163 Shares of
Class A and Class B, Respectively,
Were Exercisable) ...........................    65,000          $2.61         274,350        $ .01-4.75

Granted .....................................        --             --         150,000        $ .01-4.95
Exercised ...................................   (25,000)         $2.61         (57,725)       $ .01-3.63
Expired .....................................        --             --         (17,000)       $ .01-3.63
                                                 ------          -----         -------        ----------
Outstanding  at March 31, 1995
(of Which 40,000 Shares and 145,425 Shares of
Class A and Class B, Respectively,
Were Exercisable) ...........................    40,000          $2.61         349,625        $ .01-4.95
- --------------------------------------------------------------------------------------------------------

The Company also maintains defined contribution plans covering substantially all full-time eligible employees. The Company's contributions to these plans for fiscal 1995 and 1994 amounted to $365,000 and $203,000, respectively. The Company did not make any contributions to these plans during fiscal 1993.

Note 10. Commitments, Contingencies and Related Party Transactions

At March 31, 1995, the Company was party to various noncancelable operating leases (principally for administration, engineering and production facilities) with minimum rental payments as follows:

          1996 .................   $1,909,000
          1997 .................    1,555,000
          1998 .................    1,133,000
          1999 .................      811,000
          2000 .................      695,000
          Thereafter ...........       72,000
                                   ----------
          Total ................   $6,175,000
                                   ==========

     It is not certain as to whether the Company will negotiate new leases as existing leases expire. Determinations to that effect will be made as existing leases approach expiration and will be based on an assessment of the Company's capacity requirements at that time.

     Total rent expense aggregated $2,490,000, $1,703,000 and $1,492,000 in fiscal 1995, 1994 and 1993, respectively.

     In April 1984, the Board of Directors approved a lease agreement with LDR Realty Co. (wholly owned by the Chairman of the Board of Directors and former President) for additional office and manufacturing space for the Company. The LDR lease, which expired on May 31, 1988, was renegotiated for a ten-year term commencing June 1, 1988 at a net annual rental of $233,000. The Company is required to pay all real-estate taxes, maintenance and repairs to the facility.

     Effective July 20, 1994, the Company entered into an Employment, Non-Competition and Termination Agreement (the Gross Agreement) and a Stock Purchase Agreement (the Stock Purchase Agreement) with David E. Gross, who retired as President and Chief Technical Officer of the Company on May 12, 1994. Under the terms of the Gross Agreement, Mr. Gross will receive a total of $600,000 as compensation for his services under a five-year consulting agreement with the Company and a total of $750,000 as consideration for a five-year non-compete arrangement. The payments will be charged to expense over the term of the Gross Agreement as services are performed and obligations are fulfilled by Mr. Gross. He also will receive, at the conclusion of such initial five-year period, an aggregate of approximately $1.3 million payable over a nine-year period as deferred compensation. The net present value of the payments to be made to Mr. Gross, pursuant to the deferred compensation portion of the Gross Agreement, approximated the amount of the Company's previous deferred compensation arrangement with Mr. Gross. On July 28, 1994, pursuant to the Stock Purchase Agreement, the Company purchased 659,220 shares of Class A Common Stock and 45,179 shares of Class B Common Stock owned by Mr. Gross for $4.125 and $4.00 per share, respectively, totaling approximately $2.9 million in cash (the Buy-back). The Stock Purchase Agreement also includes certain provisions regarding the sale and voting of Mr. Gross' remaining shares of stock in the Company, as well as the adjustment which would have been made in the purchase price paid to Mr. Gross pursuant to the Buy-back should a change in control of the Company occur within three-years from the date of the Stock Purchase Agreement.

     On October 18, 1994, the Company filed a Registration Statement on Form S-2, and on November 10, 1994, the Company filed Amendment No. 1 to such Registration Statement (the Registration Statement) with the Securities and Exchange Commission for the purpose of selling shares of its common stock purchased by the Company in the Buy-back. Pursuant to the Registration Statement, the Company offered to sell 650,000 shares of its Class A Common Stock at a purchase price of between $3.92 per share and $4.33 per share and 45,000 shares of its Class B Common Stock at a purchase price of between $3.80 per share and $4.20 per share. As of March 31, 1995, all shares of Class A and Class B Common Stock offered for sale under the Registration Statement had been sold at a price of $4.125 per share and $4.00 per share, respectively, totaling approximately $2.9 million.

     As of March 31, 1995, the Company was in the process of finalizing an Employment, Non-Competition and Termination Agreement (the Newman Agreement) between the Company and Leonard Newman, the Chairman of the Board and Secretary of the Company. Pursuant to the Newman Agreement, it is expected that Mr. Newman will receive certain compensation from the Company over a five-year period for consulting services and a non-compete arrangement. In addition, Mr. Newman will receive certain retirement benefits payable over a ten-year period at the conclusion of such initial five-year period. Results of operations for fiscal 1995 reflect a charge of $1.5 million representing the estimated net present value of the Company's obligation under the Newman Agreement. The corresponding amount was included in Other Liabilities in the Consolidated Balance Sheet at March 31, 1995 as an addition to the accrual which had been established to cover the Company's liability to Mr. Newman under a previous deferred compensation arrangement.

     The Company is a party to various legal actions and claims arising in the ordinary course of its business. In management's opinion, the Company has adequate legal defenses for each of the actions and claims and believes that their ultimate disposition will not have a material adverse effect on the Company's consolidated financial position or results of operations.

     Since substantially all of the Company's revenues are derived from contracts or subcontracts with the U.S. Government, future revenues and profits will be dependent upon continued contract awards, Company performance and volume of Government business. The books and records of the Company are subject to audit and post-award review by the Defense Contract Audit Agency.

Note 11. Business Combinations

On October 1, 1993, the Company acquired (through TAS Acquisition Corp., a wholly-owned subsidiary) a 95.7% equity interest in Technology Applications and Service Company (TAS), a Maryland corporation, pursuant to a Stock Purchase Agreement (the Agreement) dated as of August 6, 1993. Under the terms of the Agreement, the Company paid $15.10 in cash for a total of 97,317 issued and outstanding shares of common stock, par value $.01 per share, of TAS. TAS, headquartered in Gaithersburg, Maryland, was a privately-held company incorporated in 1991. It applies state-of-the-art technology to produce emulators that can replace display consoles and computer peripherals used by the military. TAS also produces simulators, stimulators and training products used primarily for testing and training at military land-based sites, as well as provides technical services to both Department of Defense and commercial customers. On September 30, 1993, the Company, in anticipation of the acquisition, advanced $1,800,000 to TAS pursuant to a demand promissory note. Such advance was converted to an intercompany liability on the date of the acquisition and is eliminated in consolidation. On November 1, 1993, Articles of Merger were filed in order to merge TAS into TAS Acquisition Corp. The name TAS Acquisition Corp. was changed to Technology Applications & Service Company
(TAS).

     The acquisition has been accounted for using the purchase method of accounting. The excess of cost over the estimated fair value of net assets acquired was approximately $405,000 and is being amortized on a straight-line basis over 30 years, or $14,000 annually. The Consolidated Statements of Earnings include the operations of TAS from October 1, 1993.

     The following unaudited proforma financial information shows the results of earnings for the years ended March 31, 1994 and 1993 as though the acquisition of TAS had occurred at the beginning of each period presented. In addition to combining the historical results of operations of the two companies, the pro forma calculations include: the amortization of the excess of cost over the estimated fair value of net assets acquired; the effect of a reduction in interest expense arising from the assumed repayment by TAS prior to the acquisition date of its outstanding borrowings under a bank line of credit; the effect of a reduction in interest income from the assumed decrease in cash associated with the $1,800,000 advanced to TAS prior to the acquisition and the funding of the TAS operating loss for the periods presented; and the adjustment to income taxes (benefit) to reflect the effective income tax (benefit) rate assumed for the Company and TAS on a combined basis for each pro forma period presented:


Year Ended March 31,                1994          1993
- ---------------------------------------------------------

Revenues ....................  $ 65,944,000  $ 56,652,000
Net Earnings (Loss) before
Extraordinary Item ..........  $  1,291,000  $ (2,364,000)
Net Earnings (Loss) per Share
before Extraordinary Item ...  $        .24  $       (.44)
- ---------------------------------------------------------

     The unaudited pro forma financial information is not necessarily indicative either of the results of operations that would have occurred had the acquisition been made at the beginning of the period, or of the future results of operations of the combined companies.

     On December 13, 1993, pursuant to a Joint Venture Agreement dated November 3, 1993 and a Partnership Agreement dated December 13, 1993, by and between DRS Systems Management Corporation, a wholly-owned subsidiary of the Company, and Laurel Technologies, Inc. (Laurel) of Johnstown, Pennsylvania, the Company entered into a partnership with Laurel (the Partnership) for the purposes of electronic cable and harness manufacturing, military-quality circuit card assembly and other related activities. The Company's contribution to the Partnership consisted of cash, notes and equipment valued at approximately $600,000, representing an 80% controlling interest in the Partnership. As a result, the financial position of the Partnership has been consolidated with that of the Company's, and the Consolidated Statements of Earnings include the operations of Laurel from December 13, 1993. The related minority interest in the Partnership has been included in Other Liabilities and Other Income, Net, respectively, in the Company's consolidated financial statements for the periods ended March 31, 1995 and 1994.

     The Company also made one other asset acquisition in December 1993 which was not significant to the Company's consolidated financial statements.

     On November 17, 1994, Precision Echo, Inc., a wholly-owned subsidiary of the Company, acquired, through its wholly-owned subsidiary (Precision Echo), the net assets of Ahead Technology Corporation (Ahead), pursuant to an Asset Purchase Agreement dated October 28, 1994. Under the terms of the Asset Purchase Agreement, Precision Echo paid, on the date of acquisition, approximately $1,100,000 for the net assets of Ahead. In addition, Precision Echo entered into a Covenant and Agreement Not to Compete (Covenant), dated October 28, 1994, with the chairman of the board of Ahead. Under the terms of the Covenant, the total cash consideration to be paid by Precision Echo consisted of approximately $400,000 payable at the acquisition date, and an additional $540,000 payable in equal monthly installments over a period of five years from the acquisition date. Ahead, located in Los Gatos, California, designs and manufactures a variety of consumable magnetic head products used in the production of computer disk drives. Its products include burnish heads, glide heads and specialty test heads.

     The acquisition has been accounted for using the purchase method of accounting and, therefore, Ahead's financial statements are included in the consolidated financial statements of the Company from the date of acquisition. The excess of cost over the estimated fair value of net assets acquired was approximately $940,000 and will be amortized on a straight-line basis over five years, or approximately $188,000 annually. The financial position and results of operations of Ahead were not significant to those of the Company's at the date of acquisition.

Note 12. Quarterly Financial Information (Unaudited)

The following table sets forth unaudited quarterly financial information for fiscal 1995 and 1994:


                                First Quarter                  Second Quarter
                            --------------------            --------------------
                            1995            1994            1995            1994
- -----------------------------------------------------------------------------------
Revenues                $16,012,000     $11,280,000     $15,650,000     $ 8,988,000
Operating Income        $ 1,076,000     $   692,000     $ 1,180,000     $   753,000
Income Taxes            $   382,000     $   306,000     $   335,000     $   182,000
Net Earnings            $   508,000     $   460,000     $   570,000     $   272,000
Net Earnings per Share  $       .10     $       .09     $       .12     $       .05
- -----------------------------------------------------------------------------------

                                Third Quarter                  Fourth Quarter
                            --------------------            --------------------
                            1995            1994            1995            1994
- -----------------------------------------------------------------------------------
Revenues                $15,742,000     $15,101,000     $22,526,000     $22,451,000
Operating Income        $ 1,005,000     $   728,000     $ 1,833,000     $ 1,275,000
Income Taxes            $   425,000     $   192,000     $   510,000     $   413,000
Net Earnings            $   634,000     $   266,000     $   892,000     $   617,000
Net Earnings per Share  $       .13     $       .05     $       .16     $       .12
- -----------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT
Diagnostic/Retrieval Systems, Inc. and Subsidiaries

[PEAT MARWICK LLP letterhead]

To the Board of Directors and Stockholders,
Diagnostic/Retrieval Systems, Inc.:

We have audited the accompanying consolidated balance sheets of Diagnostic/Retrieval Systems, Inc. and subsidiaries as of March 31, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diagnostic/Retrieval Systems, Inc. and subsidiaries as of March 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1995 in conformity with generally accepted accounting principles.

KPMG PEAT MARWICK LLP

Short Hills, New Jersey
May 18, 1995

COMMON STOCK
Diagnostic/Retrieval Systems, Inc. and Subdsidiaries

                                Fiscal 1995         Fiscal 1994
- --------------------------------------------------------------------
                                  Class A             Class A
As Traded on the American     --------------      --------------
Stock Exchange                High       Low      High       Low
- --------------------------------------------------------------------
First Quarter .............   5 1/4     3 5/8     4 3/8     2 3/4
Second Quarter ............   4 3/4     3 3/4     3 7/8     3 1/16
Third Quarter .............   4 5/16    3 15/16   3 11/16   2 15/16
Fourth Quarter ............   5 1/4     4         4 1/16    3
- --------------------------------------------------------------------
                                  Class B             Class B
As Traded on the American     --------------      --------------
Stock Exchange                High       Low      High       Low
- --------------------------------------------------------------------
First Quarter .............   5 1/8     3 3/4     4 1/4     2 13/16
Second Quarter ............   4 5/8     3 3/4     3 13/16   3
Third Quarter .............   4 3/8     3 7/8     3 1/2     2 3/4
Fourth Quarter ............   5 1/2     3 7/8     4         3
- --------------------------------------------------------------------

As of June 5, 1995, the Class A and Class B Common Stock of the Company was held by 326 and 223 stockholders of record, respectively.

SUPPLEMENTAL INFORMATION

Diagnostic/Retrieval Systems, Inc. and Subsidiaries

Directors

Theodore Cohn
Management Consultant

The Honorable Dr. Donald C. Fraser
Management Consultant

Mark N. Kaplan
Partner,
Skadden, Arps, Slate, Meagher & Flom

Leonard Newman
Chairman of the Board and Secretary, DRS, Inc.

Mark S. Newman
President and Chief Executive Officer,
DRS, Inc.

RADM Stuart F. Platt, USN (Ret.)
President, Precision Echo, Inc.

Jack Rachleff
President, Fablok Mills, Inc.

Corporate Officers

Paul G. Casner, Jr.
Vice President

Leonard Newman
Chairman of the Board and Secretary

Mark S. Newman
President and Chief Executive Officer

Nancy R. Pitek
Controller and Treasurer

RADM Stuart F. Platt, USN (Ret.)
Vice President

Richard Ross
Vice President

Corporate Offices

Corporate Headquarters
5 Sylvan Way, Parsippany, New Jersey 07054
201 898-1500

Washington Operations
1215 S. Jefferson Davis Highway, Suite 1004
Arlington, Virginia 22202
703 416-8000

    Jackson Kemper, Jr.
    Vice President, Washington Operations

    Cynthia L. Martin
    Vice President, Government Relations


Operations

Electronic Systems Group
200 Professional Drive, Gaithersburg, Maryland 20879
301 921-8100

    Paul G. Casner, Jr., President

        Laurel Technologies, a Partnership
        423 Walters Avenue, Johnstown, Pennsylvania 15904
        814 269-4141

            John J. Donnelly, President

        Military Systems, a Division of DRS
        138 Bauer Drive, Oakland, New Jersey 07436
        201 337-3800

            John V. Giordano
            Vice President, General Manager

        Technology Applications & Service Company, a Subsidiary of DRS
        200 Professional Drive, Gaithersburg, Maryland 20879
        301 921-8100

            Terrence L. DeRosa
            Vice President, General Manager

        Technical Services Division, a Division of
        Technology Applications & Service Company
        5721 Thurston Avenue, Virginia Beach, Virginia 23455
        804 464-4094

        105 West 35th Street, Suite C, National City,
        California 91950
        619 427-4091

Photronics Corp., a Subsidiary of DRS
270 Motor Parkway, Hauppauge, New York 11788
516 231-9500

    Richard Ross, President

    Robert Russo, Vice President, General Manager

Precision Echo, Inc., a Subsidiary of DRS
3105 Patrick Henry Drive, Santa Clara, California 95054
408 988-0516

    RADM Stuart F. Platt, USN (Ret.), President

        Ahead Technology, Inc., a Subsidiary of
        Precision Echo, Inc.
        103 Cooper Court, Los Gatos, California 95030
        408 354-6118

            Arthur Honegger, President

        CMC Technology, a Division of Precision Echo, Inc.
        2650 Lafayette Street
        Santa Clara, California 95054
        408 980-9800

            William E. Fitts, General Manager