Form 10-K, Exhibit 13
period 1996-03-31
DIAGNOSTIC RETRIEVAL SYSTEMS INC
filed 1996-07-01
CIK 28630

SELECTED FINANCIAL DATA

DIAGNOSTIC/RETRIEVAL SYSTEMS, INC. AND SUBSIDIARIES

Years Ended March 31,                                1996           1995            1994           1993           1992
- ---------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Revenues                                         $101,454,000    $69,930,000     $57,820,000    $47,772,000    $28,925,000
Costs and Expenses                                 92,907,000     64,836,000      54,372,000     45,461,000     37,032,000
                                                 ------------    -----------     -----------    -----------    -----------
Operating Income (Loss)                             8,547,000      5,094,000       3,448,000      2,311,000     (8,107,000)
Interest and Related Expenses                      (2,681,000)    (1,372,000)     (1,574,000)    (1,735,000)    (2,198,000)
Other Income, Net                                     861,000        534,000         834,000      1,224,000        944,000
                                                 ------------    -----------     -----------    -----------    -----------
Earnings (Loss) before Income Taxes (Benefit)       6,727,000      4,256,000       2,708,000      1,800,000     (9,361,000)
Income Taxes (Benefit)                              2,624,000      1,652,000       1,093,000        715,000     (4,006,000)
                                                 ------------    -----------     -----------    -----------    -----------
NET EARNINGS (LOSS)                              $  4,103,000    $ 2,604,000     $ 1,615,000    $ 1,085,000    $(5,355,000)
- ---------------------------------------------------------------------------------------------------------------------------
PER-SHARE DATA*

Primary Earnings (Loss) per Share                $        .73    $       .50     $       .30    $       .20    $     (1.01)
Fully Diluted Earnings (Loss) per Share          $        .69    $       .50     $       .30    $       .20    $     (1.01)
Book Value per Share                             $       4.86    $      4.16     $      3.70    $      3.40    $      3.20
- ---------------------------------------------------------------------------------------------------------------------------
SUMMARY OF FINANCIAL POSITION

Working Capital                                  $ 33,990,000    $20,317,000     $19,803,000    $17,994,000    $17,747,000
Net Property, Plant and Equipment                $ 16,191,000    $ 9,849,000     $ 8,893,000    $ 9,768,000    $11,602,000
Total Assets                                     $ 97,251,000    $64,590,000     $58,836,000    $51,948,000    $53,904,000
Long-Term Debt, Excluding Current Installments   $ 32,608,000    $11,732,000     $14,515,000    $17,290,000    $19,958,000
Net Stockholders' Equity                         $ 26,566,000    $22,509,000     $19,759,000    $18,115,000    $17,047,000
- ---------------------------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS

Pretax Return on Revenues                                 6.6%           6.1%            4.7%           3.8%        (32.4)%
After Tax Return on Revenues                              4.0%           3.7%            2.8%           2.3%        (18.5)%
Return on Average Stockholders' Equity                   16.7%          12.3%            8.5%           6.2%        (27.2)%
Current Ratio                                             2.0            1.9             2.1            2.4           2.3
Long-Term Debt, Excluding Current
Installments, to Capitalization                          55.1%          34.3%           42.3%          48.8%         53.9%
- ---------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL INFORMATION

Capital Expenditures                             $  6,331,000    $ 2,543,000     $   988,000    $   922,000    $   882,000
Depreciation and Amortization                    $  3,170,000    $ 2,480,000     $ 2,558,000    $ 3,202,000    $ 3,714,000
Company-Sponsored Research and Development       $    649,000    $   795,000     $   537,000    $   470,000    $   661,000
Employees**                                               809            565             548            296            294
Revenues per Employee***                         $    137,000    $   130,000     $   137,000    $   164,000    $    91,000
- ---------------------------------------------------------------------------------------------------------------------------

  * No cash dividends have been distributed in any of the years in the five-year period ended March 31, 1996.

 ** Indicates the number of employees at March 31 for each of the fiscal years presented. Included in fiscal 1996, 1995 and 1994 are approximately 155, 46 and 260 employees, respectively, from new operations. (See Note 11 of Notes to Consolidated Financial Statements.)

*** Based upon average number of employees.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DIAGNOSTIC/RETRIEVAL SYSTEMS, INC. AND SUBSIDIARIES


RESULTS OF OPERATIONS

The following table sets forth items in the Consolidated Statements of Earnings as a percentage of revenues and the percentage increase or decrease of those items as compared with the prior period.

                              Percent of Revenues           Percent Changes
                           -------------------------      -------------------
                                                          1996 vs.   1995 vs.
Fiscal Years               1996      1995       1994        1995       1994
- -----------------------------------------------------------------------------

Revenues                  100.0%     100.0%     100.0%      45.1%       20.9%

Costs and Expenses         91.6       92.7       94.0       43.3        19.2
                          ------     ------     ------
Operating Income            8.4        7.3        6.0       67.8        47.7

Interest and
  Related Expenses         (2.6)      (2.0)      (2.7)      95.4       (12.8)

Other Income, Net            .8         .8        1.4       61.2       (36.0)
                          ------     ------     ------
Earnings before
  Income Taxes              6.6        6.1        4.7       58.1        57.2

Income Taxes                2.6        2.4        1.9       58.8        51.1
                          ------     ------     ------
Net Earnings                4.0%       3.7%       2.8%      57.6%       61.2%
- -----------------------------------------------------------------------------

BUSINESS OVERVIEW

In recent years, the Company has faced the increasing challenge of achieving growth and improving its financial performance, while operating in an industry characterized by consolidation, reduced spending and technological transition. The Company has met this challenge with a four-part strategy aimed at expanding its core technological capabilities in electronic display, data storage and electro-optical systems; winning new programs for products in these areas; transferring technology from the defense to the commercial sector; and acquiring businesses which provide a strategic complement to the Company's existing customers and products. The implementation of this strategy has resulted in increasing revenues and profits over the last four fiscal years.

   Since the beginning of fiscal 1994, the Company has acquired seven businesses with complementary military and commercial products and technologies. The businesses of Technology Applications & Service Company (TAS), CMC Technology
(CMC) and Laurel Technologies (Laurel) joined the Company in the latter part of fiscal 1994. In November 1994, the Company acquired Ahead Technology Corporation (Ahead), now located with CMC in San Jose, California. In July 1995, the Company formed a new subsidiary, OMI Acquisition Corp. (OMI), which acquired substantially all of the assets of Opto-Mechanik, Inc. (Opto). In addition, in February 1996, the Company acquired substantially all of the assets of Mag-Head Engineering Company, Inc. (MEC) and also formed a new partnership, DRS Medical Systems (DRS/MS). All of these businesses have become an integral part of the Company.

COMPARISON OF FISCAL 1996 WITH FISCAL 1995

Revenues for the fiscal year ended March 31, 1996 increased 45% to $101.5 million from $69.9 million in fiscal 1995. The revenue growth was due primarily to increased shipments of data storage, display workstation and electro-optical systems, the latter as a result of the acquisition of substantially all of the assets of Opto on July 5, 1995 (the OMI Asset Acquisition), as well as to increases in commercial product sales.

   Operating income for the fiscal year ended March 31, 1996 increased 68% to $8.5 million from $5.1 million in fiscal 1995. Operating income as a percentage of revenues was 8% for the fiscal year ended March 31, 1996, as compared with 7% for the comparable prior-year period. Higher operating income was due primarily to the overall increase in revenues, together with higher margins on the Company's commercial product lines.

   Interest and related expenses increased 95% to $2.7 million for the fiscal year ended March 31, 1996, as compared with $1.4 million in the prior fiscal year. The increase for the period was primarily due to the private placement during the year of $25.0 million aggregate principal amount of 9% Senior Subordinated Convertible Debentures due 2003 (the 9% Debentures), offset in part by a reduction in interest resulting from repurchases of the Company's 8-1/2% Convertible Subordinated Debentures due 1998 (the 8-1/2% Debentures), in satisfaction of the August 1, 1995 sinking fund requirement for this debt.

   Other income, net, increased 61% to $.9 million for the fiscal year ended March 31, 1996 from $.5 million in the prior year. This increase was due primarily to interest earned on higher average cash balances this fiscal year, mainly as a result of the net proceeds from the 9% Debentures.

   The Company's effective tax rate for the fiscal years ended March 31, 1996 and 1995 was 39%. The provision for income taxes includes all estimated income taxes payable to federal and state governments, as applicable.

COMPARISON OF FISCAL 1995 WITH FISCAL 1994

Revenues for fiscal 1995 increased 21% to $69.9 million from $57.8 million in fiscal 1994. The increase during fiscal 1995 was primarily attributable to revenues from the display, manufacturing and video broadcast product lines of TAS, CMC and Laurel, which were included in the Company's results for the full year. In addition, commercial revenues increased $4.3 million to approximately $6.4 million in fiscal 1995, primarily as a result of the Company's November 1994 acquisition of Ahead, which contributed approximately $2.7 million in revenues for the fiscal 1995 period. Revenues from the Company's core signal processing, display, data storage and optical product lines experienced a slight decrease during fiscal 1995, as development efforts on several major programs were substantially completed, and the receipt of certain new awards was delayed into the latter part of the year.

   Operating income for fiscal 1995 increased 48% to $5.1 million from $3.4 million in fiscal 1994. Operating income as a percentage of revenues was 7% for fiscal 1995, as compared with 6% in fiscal 1994. Such increases were attributable to higher fiscal 1995 revenues, the contribution of higher-margin commercial products to the Company's business base and the positive impact of management's continuing cost reduction efforts.

   Interest and related expenses for fiscal 1995 decreased 13% to $1.4 million from $1.6 million in fiscal 1994. The decrease was a result of the reduction in the Company's long-term debt. The Company repurchased approximately $2.7 million of its 8-1/2% Debentures during fiscal 1995, which was used principally to satisfy the August 1, 1994 mandatory sinking fund requirement for this debt.

   Other income, net, for fiscal 1995 decreased 36% to $.5 million from $.8 million in fiscal 1994. This decrease was primarily attributable to lower gains from the redemptions of 8-1/2% Debentures of $.2 million. Substantially all of the 8-1/2% Debentures redeemed during fiscal 1995 were at prices approximating par value.

   The Company's effective income tax rate in fiscal 1995 and 1994 was 39% and 40%, respectively.

FINANCIAL CONDITION AND LIQUIDITY

CASH AND CASH FLOW: Cash and cash equivalents at March 31, 1996 and March 31, 1995 represented approximately 23% and 17%, respectively, of total assets. During the fiscal year ended March 31, 1996, cash increased $11.6 million. This increase was primarily due to the addition of approximately $23 million in net proceeds (after underwriters' discounts and related expenses) from the issuance of the 9% Debentures. In addition, approximately $4.9 million was generated from fiscal 1996 operations, and approximately $2.6 million was generated from sales of certain fixed assets, primarily in connection with the OMI Asset Acquisition. These contributions to cash were offset by uses of: (i) approximately $4.7 million for acquisitions and related activities; (ii) approximately $8.3 million for repayments of long-term debt obligations and (iii) approximately $5.9 million for capital expenditures.

   Working capital as of March 31, 1996 was approximately $34.0 million, as compared with $20.3 million at March 31, 1995. The increase was primarily due to higher cash balances resulting from the 9% Debenture offering. On May 31, 1996, the Company entered into a revolving line of credit loan agreement with Mellon Bank, N.A. for a three-year $15 million unsecured revolving line of credit (the Line of Credit). The Line of Credit will be used for working capital, letters of credit and to refinance certain existing debt obligations of the Company at more favorable interest rates. Interest on borrowings under the Line of Credit will be charged at the prime rate or at the London Interbank Offered Rate plus 175 basis points.

   The Company continues to seek acquisition opportunities consistent with its business strategy. In June 1996, the Company acquired substantially all of the assets of Vikron, Inc. (see "Acquisitions and Related Activities") and is engaged in preliminary discussions regarding several other potential acquisitions. There can be no assurance, however, that definitive agreements will be reached or that any acquisition will be consummated. The Company believes that its current working capital position and available financing are sufficient to support operational needs, as well as its near-term business objectives.

ACCOUNTS RECEIVABLE AND INVENTORIES: Accounts receivable were $22.9 million at March 31, 1996, an increase of approximately $5.5 million from the prior fiscal year. This increase was primarily attributable to additional accounts receivable from entities acquired during fiscal 1996 and to increased volume of shipments at year-end. The Company receives progress payments on certain contracts from the U.S. Government of between 80-100% of allowable costs incurred. The remainder, including profits and incentive fees, is billed to its customers based upon delivery and final acceptance of all products. In addition, the Company may bill its customers based upon units delivered. Generally, there are no contract provisions for retainage, and all accounts receivable are expected to be collected within one year.

   The net inventory balance at March 31, 1996 was $19.4 million, an increase of approximately $7.7 million from the prior fiscal year. This increase was primarily the result of higher material procurement related to production activity on certain display workstation programs. The increase in net inventories was also due, in part, to acquisitions.

LONG-TERM DEBT: Long-term debt outstanding increased by approximately $20.9 million during the fiscal year ended March 31, 1996 to $32.6 million, primarily due to the 9% Debenture offering and, to a lesser extent, from the addition of acquisition-related debt. These increases in long-term debt were offset in part by the early redemption in February 1996 of approximately $5.0 million aggregate principal amount of 8-1/2% Debentures.

STOCKHOLDERS' EQUITY: Net stockholders' equity increased by $4.1 million during the fiscal year ended March 31, 1996 to $26.6 million, primarily as a result of net earnings generated for the fiscal year.

   In July 1994, pursuant to a stock purchase agreement between the Company and David E. Gross, its former President and Chief Technical Officer, the Company purchased 659,220 shares of its Class A Common Stock and 45,179 shares of its Class B Common Stock owned by Mr. Gross at a price of $4.125 and $4.00 per share, respectively, totaling approximately $2.9 million in cash (the Buy-back). Pursuant to a registration statement filed with the Securities and Exchange Commission (the SEC) relating to these shares, the Company sold 650,000 shares of its Class A Common Stock and 45,000 shares of its Class B Common Stock at prices of $4.125 and $4.00 per share, respectively, totaling approximately $2.9 million.

BACKLOG: At March 31, 1996, the Company's backlog of orders was approximately $145.6 million, as compared with $126.0 million at March 31, 1995. The increase in backlog for the fiscal year was due to the net effect of bookings, partially offset by revenues, and the addition of approximately $17 million of backlog from the OMI Asset Acquisition. New contract awards of approximately $104.1 million were booked during the fiscal year ended March 31, 1996, including approximately $12.3 million of new commercial orders. Significant awards received during the year included approximately $19 million in production and engineering contracts relating to the AN/UYQ-70 Advanced Display System; an additional $11.3 million for the AN/USH-42 Mission Recording Systems; $10.6 million for upgraded Captive Boresight Harmonization Kits and $10.2 million for the design and production of Night Vision Binoculars.

   Approximately 78%, 84% and 94% of revenues in fiscal 1996, 1995 and 1994, respectively, were derived directly or indirectly from contracts or subcontracts with the U.S. Government, principally the U.S. Navy. Included in revenues for fiscal 1996, 1995 and 1994 were $12.1 million, $18.8 million and $27.5 million, respectively, of customer-sponsored research and development, which were the result of contract agreements directly or indirectly with the U.S. Government.

CONTINGENCIES: The books and records of the Company are subject to audit and post-award review by the Defense Contract Audit Agency. The Company is not currently a party to any legal proceedings with the U.S. Government.

CERTAIN AGREEMENTS: On March 28, 1996, the Company entered into an employment, non-competition and termination agreement with Leonard Newman, a co-founder, former Chairman and Chief Executive Officer of the Company (the Newman Agreement). Pursuant to the Newman Agreement, Mr. Newman received a lump sum payment of approximately $2.0 million. Under the terms of the Newman Agreement, Mr. Newman has agreed to provide consulting services, as required from time to time, to the Company for a five-year period and also has agreed not to compete with the Company during this same period. This agreement supersedes a previous deferred compensation agreement with the Company.

   In March 1996, Mr. Leonard Newman and certain members of his immediate family sold an aggregate of 885,924 shares of Common Stock to a buyer, acting as an investment adviser to several accounts. In connection with this sale, the Company entered into a registration rights agreement with the buyer and filed a registration statement with the SEC relating to these shares.

INFLATION: The Company has experienced the effects of inflation through increased costs of labor, services and raw materials. Although a majority of the Company's revenues are derived from long-term contracts, the selling prices of such contracts generally reflect estimated costs to be incurred in the applicable future periods.

ACCOUNTING STANDARDS

DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS: In December 1991, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments" (SFAS 107). SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. Cash and cash equivalents, accounts receivable, accounts payable and certain debt reported in the Consolidated Balance Sheets equal or approximate fair values. The market values as of March 31, 1996 of the Company's 8-1/2% Debentures and 9% Debentures, which are convertible into shares of the Company's Common Stock, have been disclosed in the Notes to the Consolidated Financial Statements.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND INTANGIBLE ASSETS: In March 1995, the FASB issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121). The Company will adopt SFAS 121 effective April 1, 1997, and its adoption is not expected to have a material impact on the Company's consolidated results of operations or financial position.

ACCOUNTING FOR STOCK-BASED COMPENSATION: In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). The Company, as permitted by SFAS 123, has not yet adopted the recognition provisions of this statement. Pursuant to SFAS 123, the Company may continue to apply the existing accounting rules in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" provided, however, that the Company then also provides certain disclosures of pro forma net income and earnings per share, presented as if the recognition provisions of SFAS 123 had been applied. The Company has not yet determined whether it will adopt the recognition provisions of SFAS 123 and believes that any requirements in connection with SFAS 123 will not have a material impact on the Company's consolidated results of operations or financial position.

ACQUISITIONS AND RELATED ACTIVITIES

On October 1, 1993, the Company acquired, through TAS Acquisition Corp., a wholly-owned subsidiary of the Company, a 95.7% equity interest in TAS, a Maryland corporation, pursuant to a stock purchase agreement (the TAS Agreement) dated as of August 6, 1993. TAS, headquartered in Gaithersburg, Maryland, was a privately-held company incorporated in early 1991. Under the terms of the TAS Agreement, the Company paid $15.10 in cash for a total of 97,317 issued and outstanding shares of common stock, par value $.01 per share, of TAS. On September 30, 1993, the Company, in anticipation of the acquisition, advanced $1.8 million to TAS pursuant to a demand promissory note. Such advance was converted to an intercompany liability on the date of the acquisition and was eliminated in consolidation. Cash paid by the Company in connection with this transaction was obtained from working capital. On November 1, 1993, Articles of Merger were filed in order to merge TAS into TAS Acquisition Corp. The name TAS Acquisition Corp. was changed to Technology Applications & Service Company.

   The acquisition has been accounted for using the purchase method of accounting. The excess of cost over the estimated fair value of net assets acquired was approximately $.4 million, which was capitalized as goodwill and is being amortized on a straight-line basis over 30 years, or $14,000 annually.

   On December 13, 1993, the Company, through its wholly-owned subsidiary, DRS Systems Management Corporation (DRSSMC) entered into a partnership with Laurel Technologies, Inc. of Johnstown, Pennsylvania. Pursuant to a Joint Venture Agreement dated November 3, 1993 and a Partnership Agreement dated December 13, 1993, between DRSSMC and Laurel Technologies, Inc., Laurel was formed for the purposes of electronic cable and harness manufacturing, military-quality circuit card assembly and other related activities. The Company's contribution to Laurel consisted of cash, notes and equipment valued at approximately $.6 million, representing an 80% controlling interest in Laurel. As a result, the financial position and results of operations of Laurel since December 13, 1993 have been consolidated with those of the Company's. The related minority interest in Laurel has been included in Other Liabilities and Other Income, Net, respectively, in the Company's consolidated financial statements.

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

   On November 17, 1994, the Company acquired, through a wholly-owned subsidiary of Precision Echo (Precision Acquisition), the net assets of Ahead, pursuant to an asset purchase agreement (the Ahead Asset Purchase Agreement), dated October 28, 1994. Under the terms of the Ahead Asset Purchase Agreement, Precision Acquisition paid, on the date of acquisition, approximately $1.1 million for the net assets of Ahead. In addition, Precision Acquisition entered into a Covenant and Agreement Not to Compete (the Covenant Agreement), dated October 28, 1994, with the chairman of the board of Ahead. Under the terms of the Covenant Agreement, the total cash consideration to be paid by Precision Acquisition consisted of approximately $.4 million payable at the acquisition date and an additional $.5 million, payable in equal monthly installments over a period of five years from the acquisition date.

   The acquisition has been accounted for using the purchase method of accounting and, therefore, Ahead's financial statements are included in the consolidated financial statements of the Company from the date of acquisition. The excess of cost over the estimated fair value of net assets acquired was approximately $.9 million and will be amortized on a straight-line basis over five years, or approximately $.2 million annually.

   On July 5, 1995 (the OMI Closing Date), Photronics Corp., a wholly-owned subsidiary of the Company, acquired (through OMI, a wholly-owned subsidiary of Photronics Corp.) substantially all of the assets of Opto, pursuant to an Agreement for Acquisition of Assets dated May 24, 1995, as amended July 5, 1995, between Photronics Corp. and Opto (the OMI Agreement), and approved by the United States Bankruptcy Court for the Middle District of Florida on June 23, 1995. OMI, now located in Palm Bay, Florida, designs and manufactures electro-optical sighting and targeting systems used primarily in military fire control devices and in various weapons systems.

   Pursuant to the OMI Agreement, the Company paid a total of $5.5 million, consisting of $3.7 million in cash and $1.8 million in notes. Professional fees and other costs associated with the acquisition were capitalized as part of the total purchase price. Total cash consideration paid in the acquisition was obtained from the Company's working capital.

   The acquisition of the assets of Opto has been accounted for under the purchase method. The cost of the acquisition has been allocated on the basis of the estimated fair market value of the assets acquired and the liabilities assumed. The operating results of OMI, the acquiring corporation, have been included in the Company's reported operating results since the date of acquisition.

   On February 6, 1996, pursuant to a Joint Venture Agreement, dated February 6, 1996, by and among DRS/MS, a wholly-owned subsidiary of the Company, Universal Sonics Corporation (Universal Sonics) and the shareholders of Universal Sonics, and a Partnership Agreement, dated February 6, 1996, by and between DRS/MS and Universal Sonics, the Company entered into a partnership with Universal Sonics (the Partnership) for the purpose of developing, manufacturing and marketing medical ultrasound imaging equipment. The Company's contribution to the Partnership consisted of $.4 million in cash and certain managerial expertise and manufacturing capabilities, representing a 90% interest in the Partnership.

   On February 9, 1996, Precision Echo acquired (through Ahead Technology Acquisition Corporation (Ahead Acquisition), a wholly-owned subsidiary of Precision Echo), certain assets and assumed certain liabilities (principally, obligations under property leases) of Mag-Head Engineering Company, Inc. (Mag-Head), pursuant to an Asset Purchase Agreement, dated as of February 9, 1996, by and among Mag-Head and Ahead Acquisition for approximately $.4 million in cash. Mag-Head produces audio and flight recorder heads.

   In June 1996, a second-tier subsidiary of Precision Echo acquired substantially all of the assets of Vikron, Inc. (Vikron) for approximately $3.7 million. Vikron, located in St. Croix Falls, Wisconsin, manufactures data and recording heads.

CONSOLIDATED BALANCE SHEETS

DIAGNOSTIC/RETRIEVAL SYSTEMS, INC. AND SUBSIDIARIES

March 31,                                                                                              1996             1995
- --------------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
Cash and Cash Equivalents                                                                           $22,785,000      $11,197,000
Accounts Receivable (Notes 2 and 6)                                                                  22,942,000       17,432,000
Inventories, Net of Progress Payments (Note 3)                                                       19,449,000       11,724,000
Other Current Assets                                                                                  1,464,000        2,445,000
                                                                                                    -----------      -----------
TOTAL CURRENT ASSETS                                                                                 66,640,000       42,798,000
                                                                                                    -----------      -----------
Property, Plant and Equipment, at Cost (Notes 4 and 6)                                               41,935,000       33,661,000
Less Accumulated Depreciation and Amortization                                                       25,744,000       23,812,000
                                                                                                    -----------      -----------
Net Property, Plant and Equipment                                                                    16,191,000        9,849,000
                                                                                                    -----------      -----------
Intangible Assets, Less Accumulated Amortization of $4,027,000 and $3,457,000
in 1996 and 1995, Respectively                                                                        8,498,000        8,920,000
Other Assets                                                                                          5,922,000        3,023,000
                                                                                                    -----------      -----------
TOTAL ASSETS                                                                                        $97,251,000      $64,590,000
- --------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current Installments of Long-Term Debt (Notes 6 and 11)                                             $   726,000      $ 2,492,000
Accounts Payable and Accrued Expenses (Note 5)                                                       31,924,000       19,989,000
                                                                                                    -----------      -----------
TOTAL CURRENT LIABILITIES                                                                            32,650,000       22,481,000
Long-Term Debt, Excluding Current Installments (Notes 6 and 11)                                      32,608,000       11,732,000
Deferred Income Taxes (Note 8)                                                                        2,607,000        4,605,000
Other Liabilities (Notes 10 and 11)                                                                   2,820,000        3,263,000
                                                                                                    -----------      -----------
TOTAL LIABILITIES                                                                                    70,685,000       42,081,000
                                                                                                    -----------      -----------
STOCKHOLDERS' EQUITY (NOTES 6 AND 9):
Class A Common Stock, $.01 par Value per Share. Authorized 10,000,000 Shares;
  Issued 3,739,963 and 3,699,963 Shares at March 31, 1996 and 1995, Respectively                         37,000           37,000
Class B Common Stock, $.01 par Value per Share. Authorized 20,000,000 Shares;
  Issued 2,223,603 and 2,163,253 Shares at March 31, 1996 and 1995, Respectively                         22,000           22,000
Additional Paid-in Capital                                                                           13,639,000       13,435,000
Retained Earnings                                                                                    15,022,000       10,919,000
                                                                                                    -----------      -----------
                                                                                                     28,720,000       24,413,000
Treasury Stock, at Cost: 432,639 Shares of Class A Common Stock at March 31, 1996,
  and 1995; 65,795 and 21,619 Shares of Class B Common Stock at March 31, 1996 and
  1995, Respectively                                                                                 (1,918,000)      (1,617,000)
Unamortized Restricted Stock Compensation                                                              (236,000)        (287,000)
                                                                                                    -----------      -----------
NET STOCKHOLDERS' EQUITY                                                                             26,566,000       22,509,000
                                                                                                    -----------      -----------
Commitments and Contingencies (Note 10)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                          $97,251,000      $64,590,000
- --------------------------------------------------------------------------------------------------------------------------------


See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS

DIAGNOSTIC/RETRIEVAL SYSTEMS, INC. AND SUBSIDIARIES

Years Ended March 31,                                     1996                 1995                1994
- ------------------------------------------------------------------------------------------------------------
Revenues                                              $101,454,000         $69,930,000          $57,820,000
Costs and Expenses (Note 3)                             92,907,000          64,836,000           54,372,000
                                                      ------------         -----------          -----------
Operating Income                                         8,547,000           5,094,000            3,448,000
Interest and Related Expenses                           (2,681,000)         (1,372,000)          (1,574,000)
Other Income, Net (Notes 7 and 11)                         861,000             534,000              834,000
                                                      ------------         -----------          -----------
Earnings before Income Taxes                             6,727,000           4,256,000            2,708,000
Income Taxes (Note 8)                                    2,624,000           1,652,000            1,093,000
                                                      ------------         -----------          -----------
NET EARNINGS                                          $  4,103,000         $ 2,604,000          $ 1,615,000
- -----------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE OF CLASS A
  AND CLASS B COMMON STOCK
    PRIMARY                                           $        .73          $      .50          $       .30
    FULLY DILUTED                                     $        .69          $      .50          $       .30
- -----------------------------------------------------------------------------------------------------------
Weighted Average Number of Shares of Class A
  and Class B Common Stock Outstanding
    Primary                                              5,648,000           5,231,000            5,390,000
    Fully Diluted                                        7,030,000           5,240,000            5,397,000
- -----------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

DIAGNOSTIC/RETRIEVAL SYSTEMS, INC. AND SUBSIDIARIES
                                           Common Stock
                               ------------------------------------                                       Unamortized
                                    Class A            Class B        Additional                           Restricted       Net
Years Ended March 31,1996,     -----------------   ----------------     Paid-in    Retained    Treasury       Stock    Stockholders'
1995 and 1994                  Shares     Amount   Shares    Amount     Capital    Earnings      Stock    Compensation     Equity
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCES AT MARCH 31, 1993    3,674,963  $37,000  2,094,528  $21,000  $12,945,000 $ 6,700,000 $(1,579,000)  $  (9,000)  $18,115,000
Net Earnings                         --       --         --       --           --   1,615,000          --          --     1,615,000
Stock Options Exercised              --       --     11,000       --        2,000          --          --          --         2,000
Compensation Relating to
  Stock Options, Net                 --       --         --       --       23,000          --          --       4,000        27,000
                              ---------  -------  ---------  -------  ----------- ----------- -----------   ---------   -----------
BALANCES AT MARCH 31, 1994    3,674,963   37,000  2,105,528   21,000   12,970,000   8,315,000  (1,579,000)     (5,000)   19,759,000
Net Earnings                         --       --         --       --            --  2,604,000          --          --     2,604,000
Stock Options Exercised          25,000       --     57,725    1,000      188,000          --          --          --       189,000
Compensation Relating to
  Stock Options, Net                 --       --         --       --      388,000          --          --    (282,000)      106,000
Purchase of Treasury Stock           --       --         --       --           --          --  (2,900,000)         --    (2,900,000)
Sale of Treasury Stock               --       --         --       --     (111,000)         --   2,862,000          --     2,751,000
                              ---------  -------  ---------  -------  ----------- ----------- -----------   ---------   -----------
BALANCES AT MARCH 31, 1995    3,699,963   37,000  2,163,253   22,000   13,435,000  10,919,000  (1,617,000)   (287,000)   22,509,000
Net Earnings                         --       --         --       --           --   4,103,000          --          --     4,103,000
Stock Options Exercised          40,000       --     60,350       --      250,000          --          --          --       250,000
Compensation Relating to
  Stock Options, Net                 --       --         --       --       30,000          --          --      51,000        81,000
Other                                --       --         --       --      (76,000)         --    (301,000)         --      (377,000)
                              ---------  -------  ---------  -------  ----------- ----------- -----------   ---------   -----------
BALANCES AT MARCH 31, 1996    3,739,963  $37,000  2,223,603  $22,000  $13,639,000 $15,022,000 $(1,918,000)  $(236,000)  $26,566,000
- -----------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

DIAGNOSTIC/RETRIEVAL SYSTEMS, INC. AND SUBSIDIARIES

Years Ended March 31,                                                    1996               1995                1994
- ------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

Net Earnings                                                         $ 4,103,000         $ 2,604,000         $ 1,615,000
Adjustments to Reconcile Net Earnings to Cash Flows from
  Operating Activities:
    Depreciation and Amortization                                      3,170,000           2,480,000           2,558,000
    Deferred Income Taxes                                               (159,000)             26,000             (15,000)
    Other, Net                                                        (1,003,000)            (77,000)           (233,000)
Changes in Assets and Liabilities, Net of Effects from
  Business Combinations:
    (Increase) Decrease in Accounts Receivable                        (4,640,000)         (1,415,000)          1,443,000
    (Increase) Decrease in Inventories                                (4,926,000)         (6,408,000)          2,069,000
    Increase in Other Current Assets                                    (265,000)             (7,000)           (133,000)
    Increase in Accounts Payable and Accrued Expenses                  8,630,000           3,640,000           2,928,000
    Other, Net                                                           (59,000)          1,643,000             (62,000)
                                                                     -----------         -----------         -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                              4,851,000           2,486,000          10,170,000
                                                                     -----------         -----------         -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital Expenditures                                                  (5,942,000)         (2,543,000)           (988,000)
Sales of Capital Assets                                                2,638,000             255,000              11,000
Payments Pursuant to Business Combinations, Net of Cash Acquired      (4,669,000)         (1,514,000)           (696,000)
Cash Advanced to Company Acquired for Repayment of Debt
  Prior to Acquisition                                                        --                  --          (1,800,000)
Other, Net                                                                    --               8,000                  --
                                                                     -----------         -----------         -----------
NET CASH USED IN INVESTING ACTIVITIES                                 (7,973,000)         (3,794,000)         (3,473,000)
                                                                     -----------         -----------         -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on Long-Term Debt                                            (1,112,000)           (275,000)           (168,000)
Repurchases of Convertible Subordinated Debentures                    (7,212,000)         (2,667,000)         (2,354,000)
Net Proceeds from Issuance of Senior Subordinated
  Convertible Debentures                                              23,127,000                  --                  --
Other Borrowings (Repayments), Net                                      (163,000)             20,000             325,000
Purchase of Treasury Stock                                                    --          (2,900,000)                 --
Sale of Treasury Stock                                                        --           2,862,000                  --
Other, Net                                                                70,000                  --                  --
                                                                     -----------         -----------         -----------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                   14,710,000          (2,960,000)         (2,197,000)
                                                                     -----------         -----------         -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  11,588,000          (4,268,000)          4,500,000
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                          11,197,000          15,465,000          10,965,000
                                                                     -----------         -----------         -----------
CASH AND CASH EQUIVALENTS, END OF YEAR                               $22,785,000         $11,197,000         $15,465,000
- ------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DIAGNOSTIC/RETRIEVAL SYSTEMS, INC. AND SUBSIDIARIES

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. BASIS OF PRESENTATION

The Consolidated Financial Statements include the accounts of Diagnostic/Retrieval Systems, Inc., its subsidiaries, all of which are wholly owned, a joint venture consisting of an 80% controlling partnership interest and a joint venture consisting of a 90% controlling parnership interest (the Company). All significant intercompany transactions and balances have been eliminated in consolidation.

B. CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

     In fiscal 1996, the Company obtained a standby letter of credit to secure progress payments received under a certain contract. As of March 31, 1996, this letter of credit was collateralized by $1.2 million in cash.

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

     Revenues recognized under the cost-to-cost percentage-of-completion basis during fiscal 1996, 1995 and 1994 approximated 10%, 16% and 26% of total revenues, respectively, with remaining revenues recognized as delivery of finished units is made, or as costs are incurred under cost-reimbursement contracts. Included in revenues for fiscal 1996, 1995 and 1994 are $12,051,000, $18,771,000 and $27,496,000, respectively, of customer-sponsored research and development.

     Revisions in profit estimates are reflected in the year in which the facts, which require the revisions, become known, and any estimated losses and other future costs are accrued in full.

     Approximately 78%, 84% and 94% of the Company's revenues in fiscal 1996, 1995 and 1994, respectively, were derived directly or indirectly from defense-industry contracts with the United States Government (principally the U.S. Navy).

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

F. EXCESS OF COST OVER NET ASSETS OF BUSINESSES ACQUIRED

Intangibles resulting from acquisitions represent the excess of cost of the investments over the fair-market values of the underlying net assets at the dates of investment. All intangibles are being amortized on the straight-line method over five to thirty years. The carrying value of intangible assets periodically is reviewed by the Company, and impairments are recognized when the expected undiscounted future operating cash flows derived from such intangible assets are less than their carrying value.

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

I. FAIR VALUE OF FINANCIAL INSTRUMENTS

In December 1991, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments" (SFAS 107). SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. Cash and cash equivalents, accounts receivable, accounts payable and certain debt reported in the Consolidated Balance Sheets equal or approximate fair values. The market values as of March 31, 1996 of the Company's 8-1/2% Debentures and 9% Debentures, which are convertible into shares of the Company's Common Stock, have been disclosed in the Notes to the Consolidated Financial Statements.

J. POSTEMPLOYMENT BENEFITS

In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS 112). The Company adopted SFAS 112 during the first quarter of fiscal 1995, and its adoption did not have a material impact on the Company's consolidated results of operations or financial position.

K. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

L. EARNINGS PER SHARE

Earnings per share of common stock is computed by dividing net earnings by the weighted average number of shares of Class A and Class B Common Stock outstanding during each period. In fiscal 1996, 1995 and 1994, the computation of primary earnings per share included approximately 178,000, 123,000 and 56,000 shares, respectively, from the assumed exercise of dilutive stock options computed using the treasury stock method. The computation of fully diluted earnings per share in fiscal 1996, 1995 and 1994 included approximately 186,000, 132,000 and 63,000 shares, respectively, from the assumed exercise of dilutive stock options computed using the treasury stock method. In addition, the fully diluted earnings per share computation for fiscal 1996 included approximately 1,374,000 shares from the assumed conversion of the Company's 9% Senior Subordinated Convertible Debentures due 2003 (the 9% Debentures). For purposes of the computation, net earnings were increased by approximately $748,000, net of tax, relating to interest expense and amortization of debt issuance costs associated with these debentures. Additional shares assumed to be outstanding applicable to the Company's 8-1/2% Convertible Subordinated Debentures (the 8-1/2% Debentures) are not included for any of the periods presented, because their effect on earnings per share was antidilutive.

NOTE 2. ACCOUNTS RECEIVABLE

The component elements of accounts receivable are as follows:

March 31,                                   1996             1995
- -------------------------------------------------------------------------------
U.S. GOVERNMENT:

Amounts Billed                          $ 6,126,000      $ 5,885,000

Recoverable Costs and Accrued
Profit on Progress Completed,
Not Billed                                2,200,000        7,264,000
                                        -----------      -----------
                                          8,326,000       13,149,000
                                        -----------      -----------
OTHER DEFENSE CONTRACTS:

Amounts Billed                            5,224,000        2,316,000

Recoverable Costs and Accrued
Profit on Progress Completed,
Not Billed                                6,453,000          639,000
                                        -----------      -----------
                                         11,677,000        2,955,000
                                        -----------      -----------

OTHER AMOUNTS:                            2,939,000        1,328,000
                                        -----------      -----------
TOTAL                                   $22,942,000      $17,432,000
- -------------------------------------------------------------------------------

Generally, no accounts receivable arise from retainage provisions in contracts. The Company receives progress payments on certain contracts from the U.S. Government of between 80-100% of allowable costs incurred; the remainder, including profits and incentive fees, if any, is billed upon delivery and final acceptance of the product. In addition, the Company may bill based upon units delivered.

NOTE 3. INVENTORIES

Inventories are summarized as follows:

March 31,                                      1996            1995
- -------------------------------------------------------------------------------

Work-in-Process                             $44,795,000     $23,017,000
Raw Material                                  3,680,000       2,573,000
                                            -----------     -----------
                                             48,475,000      25,590,000

Less Progress Payments                      (29,026,000)    (13,866,000)
                                            -----------     -----------
TOTAL                                       $19,449,000     $11,724,000
- -------------------------------------------------------------------------------

General and administrative costs included in work-in-process were $9,865,000 and $6,584,000 at March 31, 1996 and 1995, respectively. General and administrative costs included in costs and expenses amounted to $21,956,000, $17,681,000 and $16,896,000 in fiscal 1996, 1995 and 1994, respectively. Included in those amounts are expenditures for Company-sponsored independent research and development, amounting to approximately $649,000, $795,000 and $537,000 in fiscal 1996, 1995 and 1994, respectively.

NOTE 4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at March 31, 1996 and 1995 are summarized as follows:

March 31,                                    1996           1995
- -------------------------------------------------------------------------------

Land                                     $ 1,350,000     $ 1,350,000
Building and Building
Improvements                               2,389,000       2,384,000
Office Furnishings and
Equipment                                  3,916,000       3,621,000
Laboratory and Production
Equipment                                 19,946,000      15,639,000
Motor Vehicles                               226,000         235,000
Computer Equipment                         7,534,000       7,246,000
Leasehold Improvements                     6,574,000       3,186,000
                                         -----------     -----------
TOTAL                                    $41,935,000     $33,661,000
- -------------------------------------------------------------------------------

Depreciation and amortization of plant and equipment amounted to $2,311,000, $1,833,000 and $2,061,000 in fiscal 1996, 1995 and 1994, respectively.

     In fiscal 1996, the Company financed approximately $389,000 of capital expenditures with long-term notes.

NOTE 5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The component elements of accounts payable and accrued expenses are as follows:

March 31,                                     1996          1995
- -------------------------------------------------------------------------------

Payrolls, Other Compensation and
Related Expenses                       $ 3,955,000      $ 2,643,000
Income Taxes Payable                     1,887,000        1,821,000
Losses and Future Costs Accrued
on Uncompleted Contracts                 3,850,000        4,555,000
Other                                    6,474,000        3,004,000
                                       -----------      -----------
                                        16,166,000       12,023,000

Accounts Payable                        15,758,000        7,966,000
                                       -----------      -----------
TOTAL                                  $31,924,000      $19,989,000
- -------------------------------------------------------------------------------

NOTE 6. LONG-TERM DEBT

A summary of long-term debt is as follows:

March 31,                                     1996          1995
- -------------------------------------------------------------------------------

9% Senior Subordinated Convertible

Debentures, Due 2003                   $25,000,000      $        --

8-1/2% Convertible Subordinated
Debentures, Due 1998                     4,992,000       12,209,000
Variable Rate Industrial Revenue
Bonds, Due 1998                          1,695,000        1,895,000
Other Obligations                        1,647,000          120,000
                                       -----------      -----------
                                        33,334,000       14,224,000

Less Current Installments of

Long-Term Debt                             726,000        2,492,000
                                       -----------      -----------
TOTAL                                  $32,608,000      $11,732,000
- -------------------------------------------------------------------------------

On September 29, 1995 (the 9% Debenture Closing Date), the Company issued $20,000,000 in aggregate principal amount of the Company's 9% Debentures pursuant to a private placement. Net proceeds from the private placement of these 9% Debentures were approximately $19,000,000. On November 3, 1995, the Company issued an additional $5,000,000 in aggregate principal amount of the 9% Debentures, upon exercise of the over-allotment option pursuant to the Purchase Agreement between the Company and Forum Capital Markets L.P. (Forum), dated September 22, 1995. Net proceeds from the exercise of the over-allotment option were approximately $4,750,000. Subsequently, the 9% Debentures and the shares of Common Stock which are issuable from time to time upon conversion of the 9%

Debentures were registered with the Securities and Exchange Commission (the
SEC). In connection with these transactions, the Company incurred approximately $625,000 of professional fees and other costs. These costs, together with Forum's commissions totaling $1,250,000, have been capitalized and are being amortized ratably through the maturity date of the 9% Debentures.

     Interest on the 9% Debentures is computed on the basis of a 360-day year of twelve 30-day months. The 9% Debentures are convertible at their face amount any time prior to maturity into shares of Common Stock (see Note 9), unless previously redeemed, at a conversion price of $8.85 per share, subject to adjustment under certain circumstances. As of October 1, 1998, the 9% Debentures will be redeemable at the option of the Company, in whole or in part, together with accrued interest to the redemption date, at a redemption price of 105% of face value, diminishing by one percent each year to 100% on or after the fifth anniversary of such initial redemption date. There is no sinking fund requirement associated with the 9% Debentures.

     The 9% Debentures are subordinated to the prior payment of principal and interest on all senior indebtedness of the Company, and are senior in right of payment to the Company's 8-1/2% Debentures. The indenture for the 9% Debentures contains certain restrictions, including (i) the issuance of additional debt of the Company, (ii) the payment of dividends on the capital stock of the Company,
(iii) certain transactions with affiliates, (iv) incurrence of liens, (v) issuance of preferred stock by the Company or its subsidiaries, (vi) stock splits, consolidations and reclassifications, and (vii) sales of assets and subsidiary stock. The indenture also prohibits certain restrictions on distributions from subsidiaries. All these limitations and prohibitions are subject to a number of qualifications, as set forth in the indenture. Under the indenture, the Company also is required to maintain a minimum level of consolidated net worth, as defined therein. As of March 31, 1996, the Company was in compliance with this covenant.

     The 8-1/2% Debentures are convertible at their face amount any time prior to maturity into shares of Common Stock of the Company (see Note 9), unless previously redeemed, at a conversion price of $15.00 per share, subject to adjustment under certain conditions. The 8-1/2% Debentures are redeemable at the option of the Company, in whole or in part, at face value, together with interest accrued to the redemption date. As of August 1, 1990 and on August 1 of each year thereafter, to and including August 1, 1997, the Company is required to provide for the retirement of the 8-1/2% Debentures by mandatory redemption (sinking fund) in the aggregate annual principal amount of $2,500,000. As of March 31, 1996, the Company had repurchased $20,008,000 of the 8-1/2% Debentures and has satisfied all sinking fund requirements through August 1, 1997. The Consolidated Statements of Earnings for fiscal years 1996, 1995 and 1994 reflect gains resulting from these repurchases of $5,000, $13,000 and $257,000, respectively.

     The 8-1/2% Debentures are subordinate to the prior payment in full of the principal and interest on all senior indebtedness of the Company, which amounted to $28,342,000 at March 31, 1996. The indenture contains certain dividend and other restrictions. Under such provisions, the Company may not distribute dividends or purchase, redeem or otherwise acquire or retire any of its capital stock in excess of an aggregate amount which, at March 31, 1996, was approximately $6,400,000.

     The 8-1/2% Debentures and the 9% Debentures are listed for trading in public markets. As of March 31, 1996, the aggregate market values of the principal amount of the outstanding 8-1/2% Debentures and 9% Debentures were approximately $5,017,000 and $27,000,000, respectively, based on closing prices.

     On December 19, 1991, the Suffolk County Industrial Development Agency (Agency) issued variable rate demand industrial development revenue refunding bonds (Bonds) in the amount of $2,395,000 to refinance a prior bond issue which provided funds for the construction of the manufacturing facilities of Photronics Corp. (Photronics), a wholly-owned subsidiary of the Company. All property, plant and equipment acquired or constructed from the proceeds of the original bonds collateralizes the obligation, and payment of the principal and interest and premium (if any) on the Bonds is further secured by the unconditional guaranty of the Company. The Bonds are supported by an irrevocable, direct-pay letter of credit in an amount equal to the principal balance plus interest thereon for 45 days. At March 31, 1996, the contingent liability of the Company as guarantor under the letter of credit was approximately $1,726,000. The Company has collateralized the letter of credit with accounts receivable and also has agreed to certain financial covenants, including the maintenance of: (i) a certain minimum ratio of consolidated tangible net worth to total debt (Debt Ratio), (ii) a certain minimum quarterly ratio of earnings before interest and taxes to interest (Interest Ratio), and

(iii) a certain minimum balance of billed and unbilled accounts receivable (Eligible Receivables), all as defined in the related agreements. The financial covenants also require that the Company realize a certain level of profits during each quarter of fiscal 1997 in order to be in compliance. A default under the Bonds constitutes a default on the 8-1/2% Debentures and the 9% Debentures.

     As a result of the issuance of the $25,000,000 aggregate principal amount of 9% Debentures, the Debt Ratio at March 31, 1996 was below the required minimum ratio. The Company has obtained a waiver, renewable quarterly, from the bank of the required debt ratio and is in compliance with all covenants under the letter of credit.

     Commencing February 1, 1992 and on the first business day of each month thereafter, interest on the Bonds is payable at that daily rate determined to be necessary under prevailing market conditions to enable the Bonds to be sold at a price equal to 100% of the principal amount thereof plus accrued interest. Such rate was 3.1% at March 31, 1996. At the option of the Company, the interest rate payable on the Bonds may be changed to a weekly or fixed rate.

     Commencing February 1, 1992 and until such time as the Bonds may be converted to fixed-rate obligations, the Bonds are subject to redemption, in whole or in part, at the option of the Company at a price equal to their principal amount plus accrued interest. On or after the second anniversary of a conversion, Bonds bearing interest at a fixed rate are subject to the redemption, in whole on any date or in part on any interest payment date, at the option of the Company at an annual redemption rate of 102% at the second anniversary of such conversion and diminishing by one percent each year to 100% on or after the fourth anniversary of such conversion. Commencing January 1, 1993 and on each January 1 thereafter, to and including January 1, 1998, the Bonds are subject to a schedule of mandatory sinking fund redemptions at a price equal to 100% of the principal amount of the Bonds redeemed plus accrued interest. The principal amount of the Bonds redeemed at January 1, 1996 was $200,000.

     Cash payments for interest during fiscal 1996, 1995 and 1994 were $1,169,000, $1,237,000 and $1,448,000, respectively.

     The aggregate maturities of long-term debt for the five years ending March 31, 2001 are as follows: 1997, $726,000; 1998, $2,054,000; 1999, $5,394,000;
2000, $160,000; and 2001, $0.

NOTE 7. OTHER INCOME, NET

Other income, net includes:

Years Ended March 31,            1996          1995           1994
- -------------------------------------------------------------------------------

Interest Income                $679,000      $439,000       $370,000
Royalty Income                   51,000        63,000        157,000
Gains on Repurchases
of 8-1/2% Debentures              5,000        13,000        257,000
Other                           126,000        19,000         50,000
                               --------      --------       --------
TOTAL                          $861,000      $534,000       $834,000
- -------------------------------------------------------------------------------


NOTE 8. INCOME TAXES

Income tax expense consists of:

Years Ended March 31,           1996          1995            1994
- -------------------------------------------------------------------------------

CURRENT:

Federal                     $2,421,000     $1,498,000      $  884,000
State                          362,000        128,000         224,000
                            ----------     ----------      ----------
                             2,783,000      1,626,000       1,108,000
                            ----------     ----------      ----------
DEFERRED:

Federal                        602,000         172,000         33,000
State                         (761,000)       (146,000)       (48,000)
                            ----------     ----------      ----------
                              (159,000)         26,000        (15,000)
                            ----------     ----------      ----------
TOTAL                       $2,624,000      $1,652,000     $1,093,000
- -------------------------------------------------------------------------------

Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 1996 and 1995 are as follows:

March 31,                                     1996           1995
- -------------------------------------------------------------------------------

DEFERRED TAX ASSETS:

State Net Operating Loss
Carryforwards                             $ 2,786,000    $  3,977,000

Inventory Capitalization                    2,316,000       1,687,000
Costs Accrued on Uncompleted
Contracts                                   1,470,000       2,627,000
Other                                       1,063,000       2,287,000
                                          -----------    ------------
Total Gross Deferred Tax Assets             7,635,000      10,578,000
Less Valuation Allowance                   (1,419,000)     (2,279,000)
                                          -----------    ------------
NET DEFERRED TAX ASSETS                     6,216,000       8,299,000
                                          -----------    ------------

DEFERRED TAX LIABILITIES:

Depreciation and Amortization              (3,834,000)     (5,048,000)
General and Administrative Costs           (4,035,000)     (4,325,000)
Federal Impact of the State
Benefits                                     (731,000)     (1,136,000)
Other                                        (495,000)       (828,000)
                                          -----------    ------------
Total Gross Deferred Tax
Liabilities                                (9,095,000)    (11,337,000)
                                          -----------    ------------
NET DEFERRED TAX LIABILITIES              $ 2,879,000    $  3,038,000
- -------------------------------------------------------------------------------

A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company has established a valuation allowance for a portion of the deferred tax asset attributable to state net operating loss carryforwards, due to the uncertainty of future Company earnings attributable to various states and the status of applicable statutory regulation that could limit or preclude utilization of these benefits in future periods. A deferred tax liability of $272,000 is included in Accounts Payable and Accrued Expenses in the Consolidated Balance Sheet. A deferred tax asset of $1,567,000 is included in Other Current Assets in the Consolidated Balance Sheet at March 31, 1995. Approximately $36,121,000 of state net operating loss carryforwards were available in various tax jurisdictions at March 31, 1996, which will expire between fiscal years 1997 and 2011.

     A reconciliation of the statutory Federal income tax rate to the effective tax rate follows:

Years Ended March 31,                       1996      1995      1994
- -------------------------------------------------------------------------------

Statutory Tax Rate                           34%       34%       34%
State Income Tax, Net of Federal
Income Tax Benefit                            4         3         4
Amortization of Intangible Assets             1         1         2
Other                                        --         1        --
                                             ---       ---       ---
TOTAL                                        39%       39%       40%
- -------------------------------------------------------------------------------

The provision for income taxes includes all estimated income taxes payable to federal and state governments, as applicable.

     Cash payments for income taxes during fiscal 1996, 1995 and 1994 amounted to $2,809,000, $1,723,000 and $311,000, respectively.

NOTE 9. COMMON STOCK, STOCK OPTION PLANS AND EMPLOYEE BENEFIT PLANS

Until March 31, 1996, the Company had three authorized classes of stock: a class consisting of 10,000,000 shares of Class A Common Stock, a class consisting of 20,000,000 shares of Class B Common Stock, and a class consisting of 2,000,000 shares of Preferred Stock (none of which has been issued). The holders of Class A and Class B Common Stock were entitled to one vote per share and one-tenth vote per share, respectively.

     On February 7, 1996, the Board of Directors (Board) of the Company approved and recommended for submission to the stockholders of the Company by a majority vote the consideration and approval of an Amended and Restated Certificate of Incorporation (the Restated Certificate), which amended and restated the Company's certificate to (i) effect a reclassification (the Reclassification) of each share of Class A and Class B Common Stock into one share of Common Stock of the Company, (ii) provide that action by the stockholders may be taken only at a duly called annual or special meeting and not by written consent, and (iii) provide that the stockholders of the Company would have the right to make, adopt, alter, amend, change or repeal the by-laws of the Company only upon the affirmative vote of not less than 66 2/3% of the outstanding capital stock of the Company entitled to vote thereon. On March 26, 1996, the stockholders approved the Restated Certificate. The Restated Certificate was filed with the Secretary of State of the State of Delaware and became effective April 1, 1996. Accordingly, future Consolidated Balance Sheets of the Company will not present Class A and Class B Common Stock, but rather the new, single class of Common Stock.

     As a result of the Reclassification, the 8-1/2% Debentures and 9% Debentures are now convertible into an equivalent number of shares of Common Stock. Also, options granted under the Company's 1991 Stock Option Plan (Stock Option Plan) are now exercisable for an equivalent number of shares of Common Stock.

     On February 7, 1991, the Board of Directors (Board) adopted the 1991 Stock Option Plan (Stock Option Plan), which authorized the issuance of up to 600,000 shares of Class B Common Stock. The Stock Option Plan was approved by the Company's stockholders on August 8, 1991. The Stock Option Plan is the successor to the Company's 1981 Non-Qualified Stock Option Plan (Non-Qualified Plan) that expired on May 12, 1991 and to the 1981 Incentive Stock Option Plan (Incentive
Plan) that expired on October 31, 1991. Under the terms of the Stock Option Plan, options to purchase shares of Class B Common Stock may be granted to key employees, directors and consultants of the Company. Options granted under the Stock Option Plan are at the discretion of the Board (Stock Option Committee) and may be incentive stock options or non-qualified stock options, except that incentive stock options may be granted only to employees. The option price is determined by the Stock Option Committee and must be a price per share which is not less than the par value per share of the Class B Common Stock, and in the case of an incentive stock option, may not be less than the fair-market value of the Common Stock on the date of the grant. Options may be exercised during the exercise period, as determined by the Stock Option Committee, except that no option may be exercised within six months of its grant date, and in the case of an incentive stock option, generally, the exercise period may not exceed ten years from the date of the grant. At March 31, 1996, 129,850 shares of Class B Common Stock were reserved for future grants under the Stock Option Plan.

     The Non-Qualified Plan, as amended, provided for the grant of options to purchase a total of 100,000 shares of Class A Common Stock and 50,000 shares of Class B Common Stock through May 12, 1991. Under the Non-Qualified Plan, the Stock Option Committee had discretion to grant options to employees, consultants and directors of the Company. The exercise price of an option granted under the Non-Qualified Plan was the price, as determined by the Stock Option Committee, but was not less than the aggregate par value of the shares subject to the option. Options granted under the Non-Qualified Plan were exercisable in accordance with the terms of the grant during a specified period, which did not exceed five years. Upon the expiration of the Non-Qualified Plan, a total of 87,600 shares of Class A Common Stock and a total of 10,300 shares of Class B Common Stock remained ungranted. As of March 31, 1996, there were no options outstanding under the Non-Qualified Plan.

     The Incentive Plan, as amended, provided for the grant of options to purchase a total of 150,000 shares of Class A Common Stock and 475,000 shares of Class B Common Stock through October 31, 1991. Under the Incentive Plan, options were granted at the discretion of the Stock Option Committee only to employees of the Company. Options are exercisable in accordance with the terms of the grant within a specified period, which may not exceed ten years. Each option granted provided for the purchase of a specified number of shares of Class A Common Stock or Class B Common Stock, or both, at an exercise price not less than the fair-market value of the shares subject to the option on the date of grant. Upon the expiration of the Incentive Plan, options representing a total of 23,665 shares of Class A Common Stock and a total of 269,832 shares of Class B Common Stock remained ungranted. As of March 31, 1996, there were no options outstanding under the Incentive Plan.

     Under the Stock Option Plan, pursuant to the terms of exercise under the grant, the excess of the fair-market value of shares under option at the date of grant over the option price may be charged to unamortized restricted stock compensation or to earnings as compensation expense and credited to additional paid-in capital. The unamortized restricted stock compensation, if any, is charged to expense as the options become exercisable, in accordance with the terms of the grant. The amount of compensation charged to earnings in fiscal 1996, 1995 and 1994 was $81,000, $106,000 and $27,000, respectively.

     When stock is issued on exercise of options, the par value of each share ($.01) is credited to common stock and the remainder of the option price is credited to paid-in capital. No charge is made to operations.

     A summary of all transactions under the Stock Option, Incentive and Non-Qualified Plans follows:


                                                            Number of                             Number of
                                                    Shares of Class A     Option Price    Shares of Class B    Option Price
                                                         Common Stock        per Share         Common Stock       per Share
- -----------------------------------------------------------------------------------------------------------------------------------
OUTSTANDING AT MARCH 31, 1993
(of Which 32,500 Shares and 111,925 Shares of
Class A and Class B, Respectively, Were Exercisable)          65,000          $2.61           174,850          $  .01-4.75

Granted                                                           --             --           142,750          $  .01-3.63
Exercised                                                         --             --           (11,000)         $  .01-2.25
Expired                                                           --             --           (32,250)         $ 2.13-2.25
                                                             -------          -----           -------          -----------
OUTSTANDING AT MARCH 31, 1994
(of Which 48,750 Shares and 111,163 Shares of
Class A and Class B, Respectively, Were Exercisable)          65,000          $2.61           274,350          $  .01-4.75

Granted                                                           --             --           150,000          $  .01-4.95
Exercised                                                    (25,000)         $2.61           (57,725)         $  .01-3.63
Expired                                                           --             --           (17,000)         $  .01-3.63
                                                             -------          -----           -------          -----------
OUTSTANDING AT MARCH 31, 1995
(of Which 40,000 Shares and 145,425 Shares of
Class A and Class B, Respectively, Were Exercisable)          40,000          $2.61           349,625          $  .01-4.95

Granted                                                           --             --           159,000          $ 4.75-7.75
Exercised                                                    (40,000)         $2.61           (60,350)         $ 2.06-4.75
Expired                                                           --             --           (11,475)         $ 2.13-7.75
                                                             -------          -----           -------          -----------
OUTSTANDING AT MARCH 31, 1996
(of Which 137,100 Shares Were Exercisable)                        --             --           436,800          $  .01-7.75
- -----------------------------------------------------------------------------------------------------------------------------------


The Company also maintains defined contribution plans covering substantially all full-time eligible employees. The Company's contributions to these plans for fiscal 1996, 1995 and 1994 amounted to $414,000, $365,000 and $203,000, respectively.

     On February 1, 1996, the Company established a Supplemental Executive Retirement Plan (the SERP) for the benefit of certain key executives. Pursuant to the SERP, the Company will provide retirement benefits to each key executive, based on years of service and final average annual compensation as defined therein. In addition, the Company will advance premiums for life insurance policies providing a death benefit equal to five times the participants' salary at time of death. In the event of a change in control, as defined therein, benefits become fully vested. The SERP is non-contributory and unfunded. Benefits under the SERP are currently being funded from working capital. As of March 31, 1996, the Company's liability for benefits accrued under the SERP was approximately $876,000, and is included in Other Liabilities in the Consolidated Balance Sheet. Charges of $45,000 relating to the SERP were included in the results of operations for fiscal 1996.

NOTE 10. COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTIONS

At March 31, 1996, the Company was party to various noncancelable operating leases (principally for administration, engineering and production facilities) with minimum rental payments as follows:

- ------------------------------------------------------------------------------
1997                                                 $ 2,717,000
1998                                                   2,600,000
1999                                                   2,340,000
2000                                                   2,215,000
2001                                                   1,213,000
Thereafter                                             1,675,000
                                                     -----------
TOTAL                                                $12,760,000
- ------------------------------------------------------------------------------

     It is not certain as to whether the Company will negotiate new leases as existing leases expire. Determinations to that effect will be made as existing leases approach expiration and will be based on an assessment of the Company's capacity requirements at that time.

     Total rent expense aggregated $3,115,000, $2,490,000 and $1,703,000 in fiscal 1996, 1995 and 1994, respectively.

     In April 1984, the Board of Directors approved a lease agreement with LDR Realty Co. (wholly owned by the former Chairman of the Board of Directors and former President) for additional office and manufacturing space for the Company. The LDR lease, which expired on May 31, 1988, was renegotiated for a ten-year term commencing June 1, 1988 at a net annual rental of $233,000. The Company is required to pay all real-estate taxes, maintenance and repairs to the facility.

     Effective July 20, 1994, the Company entered into an Employment, Non-Competition and Termination Agreement (the Gross Agreement) and a Stock Purchase Agreement (the Stock Purchase Agreement) with David E. Gross, who retired as President and Chief Technical Officer of the Company on May 12, 1994. Under the terms of the Gross Agreement, Mr. Gross will receive a total of $600,000 as compensation for his services under a five-year consulting agreement with the Company and a total of $750,000 as consideration for a five-year non-compete arrangement. The payments will be charged to expense over the term of the Gross Agreement as services are performed and obligations are fulfilled by Mr. Gross. He also will receive, at the conclusion of such initial five-year period, an aggregate of approximately $1.3 million payable over a nine-year period as deferred compensation. The approximate net present value of the payments to be made to Mr. Gross, pursuant to the deferred compensation portion of the Gross Agreement, is included in Other Liabilities in the Consolidated Balance Sheets. On July 28, 1994, pursuant to the Stock Purchase Agreement, the Company purchased 659,220 shares of Class A Common Stock and 45,179 shares of Class B Common Stock owned by Mr. Gross for $4.125 and $4.00 per share, respectively, totaling approximately $2.9 million in cash (the Buy-back). The Stock Purchase Agreement also includes certain provisions regarding the sale and voting of Mr. Gross' remaining shares of stock in the Company, as well as the adjustment which would have been made in the purchase price paid to Mr. Gross pursuant to the Buy-back should a change in control of the Company occur within three years from the date of the Stock Purchase Agreement.

     Subsequent to the Buy-back, the Company offered to sell 650,000 shares of its Class A Common Stock at a purchase price of between $3.92 per share and $4.33 per share and 45,000 shares of its Class B Common Stock at a purchase price of between $3.80 per share and $4.20 per share, pursuant to a related registration statement filed with the SEC. As of March 31, 1995, all shares of Class A and Class B Common Stock offered for sale under the registration statement had been sold at a price of $4.125 per share and $4.00 per share, respectively, totaling approximately $2.9 million.

     On March 28, 1996, the Company entered into an Employment, Non-Competition and Termination Agreement with Leonard Newman, a co-founder, former Chairman and Chief Executive Officer of the Company (the Newman Agreement). Pursuant to the Newman Agreement, Mr. Newman received a lump sum payment of approximately $2.0 million, of which approximately $1.5 million was charged to operations in fiscal 1995. Under the terms of the Newman Agreement, Mr. Newman has agreed to provide consulting services, as required from time to time, to the Company for a five-year period and also has agreed not to compete with the Company during this same period. This agreement supersedes a previous deferred compensation agreement with Mr. Newman.

     In March 1996, Mr. Leonard Newman and certain members of his immediate family sold an aggregate of 885,924 shares of Common Stock to a buyer, acting as an investment adviser to several accounts. In connection with this sale, the Company entered into a registration rights agreement with the buyer and filed a registration statement relating to these shares.

     The Company is a party to various legal actions and claims arising in the ordinary course of its business. In management's opinion, the Company has adequate legal defenses for each of the actions and claims and believes that their ultimate disposition will not have a material adverse effect on the Company's consolidated financial position or results of operations.

     Since a substantial amount of the Company's revenues are derived from contracts or subcontracts with the U.S. Government, future revenues and profits will be dependent upon continued contract awards, Company performance and volume of Government business. The books and records of the Company are subject to audit and post-award review by the Defense Contract Audit Agency.

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

     The acquisition has been accounted for using the purchase method of accounting; the Consolidated Statements of Earnings include the operations of TAS from October 1, 1993.

     On December 13, 1993, pursuant to a Joint Venture Agreement dated November 3, 1993 and a Partnership Agreement dated December 13, 1993, by and between DRS Systems Management Corporation, a wholly-owned subsidiary of the Company, and Laurel Technologies, Inc. (Laurel) of Johnstown, Pennsylvania, the Company entered into a partnership with Laurel (the Partnership) for the purposes of electronic cable and harness manufacturing, military-quality circuit card assembly and other related activities. The Company's contribution to the Partnership consisted of cash, notes and equipment valued at approximately $600,000, representing an 80% controlling interest in the Partnership. As a result, the financial position of the Partnership has been consolidated with that of the Company's, and the Consolidated Statements of Earnings include the operations of Laurel from December 13, 1993. The related minority interest in the Partnership has been included in Other Liabilities and Other Income, Net, respectively, in the Company's consolidated financial statements.

     The Company also made one other asset acquisition in December 1993 which was not significant to the Company's consolidated financial statements.

     On November 17, 1994, Precision Echo, Inc., a wholly-owned subsidiary of the Company, acquired, through its wholly-owned subsidiary (Precision Echo), the net assets of Ahead Technology Corporation (Ahead), pursuant to an Asset Purchase Agreement dated October 28, 1994. Under the terms of the Asset Purchase Agreement, Precision Echo paid, on the date of acquisition, approximately $1,100,000 for the net assets of Ahead. In addition, Precision Echo entered into a Covenant and Agreement Not to Compete (Covenant), dated October 28, 1994, with the chairman of the board of Ahead. Under the terms of the Covenant, the total cash consideration to be paid by Precision Echo consisted of approximately $400,000 payable at the acquisition date, and an additional $540,000 payable in equal monthly installments over a period of five years from the acquisition date. Ahead, now located in San Jose, California, designs and manufactures a variety of consumable magnetic head products used in the production of computer disk drives. Its products include burnish heads, glide heads and specialty test heads.

     The acquisition has been accounted for using the purchase method of accounting, and, therefore, Ahead's financial statements are included in the consolidated financial statements of the Company from the date of acquisition. The excess of cost over the estimated fair value of net assets acquired was approximately $940,000 and will be amortized on a straight-line basis over five years, or approximately $188,000 annually. The financial position and results of operations of Ahead were not significant to those of the Company's at the date of acquisition.

     On July 5, 1995 (the OMI Closing Date), Photronics, a wholly-owned subsidiary of the Company, acquired, through OMI Acquisition Corp. (OMI), a wholly-owned subsidiary of Photronics, substantially all of the assets of Opto-Mechanik, Inc. (Opto), pursuant to an Agreement for Acquisition of Assets dated May 24, 1995, as amended July 5, 1995, between Photronics and Opto (the OMI Agreement), and approved by the United States Bankruptcy Court for the Middle District of Florida on June 23, 1995. OMI, now located in Palm Bay, Florida, designs and manufactures electro-optical sighting and targeting systems used primarily in military fire control devices and in various weapons systems.

     Pursuant to the OMI Agreement, the Company paid a total of $5,450,000 consisting of (i) $1,150,000 in cash to PNC Bank, Kentucky, Inc. (PNC), (ii) a note to PNC in the principal amount of $1,450,000 payable in forty-eight equal monthly installments of principal and interest commencing with the first day of the month subsequent to the OMI Closing Date (the PNC Note), (iii) $2,550,000 in cash to MetLife Capital Corporation and (iv) a note in the principal amount of $300,000 to Opto payable in six equal monthly installments of principal and interest commencing on August 5, 1995 (the Opto Note). The PNC Note bears interest at a floating rate equal to the lesser of (i) PNC's stated prime interest rate plus 0.5% or (ii) the prime rate as reported by the Wall Street Journal plus 0.5%. The Opto Note bears interest at a rate of 9.5% per annum. Professional fees and other costs associated with the acquisition were capitalized as part of the total purchase price. Total cash consideration paid in connection with the acquisition was obtained from the Company's working capital.

     The acquisition of the assets of Opto has been accounted for under the purchase method. The cost of the acquisition has been allocated on the basis of the estimated fair market value of the assets acquired and the liabilities assumed. The operating results of OMI, the acquiring corporation, have been included in the Company's reported operating results since the date of acquisition.

     On February 6, 1996, pursuant to a Joint Venture Agreement, dated February 6, 1996, by and among DRS/MS, Inc. (DRS/MS), a wholly-owned subsidiary of the Company, Universal Sonics Corporation (Universal Sonics), and the shareholders of Universal Sonics, and a Partnership Agreement, dated February 6, 1996, by and between DRS/MS and Universal Sonics, the Company entered into a partnership with Universal Sonics (the DRS/MS Partnership) for the purpose of developing, manufacturing and marketing medical ultrasound imaging equipment. The Company's contribution to the DRS/MS Partnership consisted of $400,000 in cash and certain managerial expertise and manufacturing capabilities, representing a 90% interest in the DRS/MS Partnership.

     On February 9, 1996, Precision Echo acquired, through Ahead Technology Acquisition Corporation (Ahead Acquisition), a wholly-owned subsidiary of Precision Echo, certain assets and assumed certain liabilities (principally, obligations under property leases) of Mag-Head Engineering Company, Inc. (Mag-Head), pursuant to an Asset Purchase Agreement, dated as of February 9, 1996, by and among Mag-Head and Ahead Acquisition for approximately $400,000 in cash. Mag-Head produces audio and flight recorder heads.

NOTE 12: SUBSEQUENT EVENTS (UNAUDITED)

On May 31, 1996, the Company entered into an agreement with Mellon Bank, N.A. (Mellon Bank) for a three-year $15 million unsecured revolving line of credit. The line of credit will be used for working capital, letters of credit, and to refinance certain existing debt obligations of the Company at more favorable interest rates. Interest on borrowings under the line of credit will be charged at the prime rate or at the London Interbank Offered Rate plus 175 basis points. The Company has agreed to maintain certain financial covenants, including the maintenance of: (i) a certain minimum quarterly ratio of liquid assets to current liabilities, (ii) a certain minimum interest coverage ratio, calculation on a rolling four-quarter basis, and (iii) a certain maximum quarterly ratio of total liabilities to tangible net worth, as defined in the agreement.

     In June 1996, a second-tier subsidiary of Precision Echo acquired substantially all of the assets of Vikron, Inc. (Vikron) for approximately $3.7 million. Vikron, located in St. Croix Falls, Wisconsin, manufactures data and recording heads.

NOTE 13. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth unaudited quarterly financial information for fiscal 1996 and 1995:


                                                     First Quarter
                                      1996                    1995
- -------------------------------------------------------------------------------
Revenues                        $17,279,000          $16,012,000
Operating Income                $ 1,314,000          $ 1,076,000
Income Taxes                    $   420,000          $   382,000
Net Earnings                    $   656,000          $   508,000
Net Earnings per Share of
Common Stock
   Primary                      $       .12          $       .10
   Fully Diluted                $       .12          $       .10
- -------------------------------------------------------------------------------

                                                    Second Quarter
                                     1996                     1995
- -------------------------------------------------------------------------------
Revenues                        $22,786,000          $15,650,000
Operating Income                $ 1,844,000          $ 1,180,000
Income Taxes                    $   584,000          $   335,000
Net Earnings                    $   915,000          $   570,000
Net Earnings per Share of
Common Stock
   Primary                      $       .16          $       .12
   Fully Diluted                $       .16          $       .12
- -------------------------------------------------------------------------------

                                                     Third Quarter
                                     1996                     1995
- -------------------------------------------------------------------------------
Revenues                        $25,563,000          $15,742,000
Operating Income                $ 2,181,000          $ 1,005,000
Income Taxes                    $   590,000          $   425,000
Net Earnings                    $   924,000          $   634,000
Net Earnings per Share of
Common Stock
   Primary                      $       .16          $       .13
   Fully Diluted                $       .16          $       .13
- -------------------------------------------------------------------------------

                                                    Fourth Quarter
                                     1996                     1995
- -------------------------------------------------------------------------------
Revenues                        $35,826,000          $22,526,000
Operating Income                $ 3,208,000          $ 1,833,000
Income Taxes                    $ 1,030,000          $   510,000
Net Earnings                    $ 1,608,000          $   892,000
Net Earnings per Share of
Common Stock
   Primary                      $       .28          $       .16
   Fully Diluted                $       .23          $       .16
- -------------------------------------------------------------------------------

COMMON STOCK
DIAGNOSTIC/RETRIEVAL SYSTEMS, INC. AND SUBSIDIARIES

                                   FISCAL 1996         FISCAL 1995
- -------------------------------------------------------------------------------
                                     CLASS A              CLASS A
As Traded on the American         -------------        -------------
Stock Exchange                    HIGH      LOW        HIGH      LOW
- -------------------------------------------------------------------------------
First Quarter                    6-5/8     4-3/4       5-1/4    3-5/8
Second Quarter                   7-13/16   6-3/16      4-3/4    3-3/4
Third Quarter                    8         7           4-5/16   3-15/16
Fourth Quarter                   8-11/16   7-7/16      5-1/4    4
- -------------------------------------------------------------------------------
                                     CLASS B              CLASS B
As Traded on the American         -------------        -------------
Stock Exchange                    HIGH      LOW        HIGH      LOW
- -------------------------------------------------------------------------------
First Quarter                    6-13/16   4-7/8       5-1/8    3-3/4
Second Quarter                   7-7/8     5-3/4       4-5/8    3-3/4
Third Quarter                    7-7/8     6-3/4       4-3/8    3-7/8
Fourth Quarter                   8-3/4     7-3/8       5-1/2    3-7/8
- -------------------------------------------------------------------------------

Effective April 1, 1996, the stockholders of the Company approved a reclassification of each share of the Company's Class A and Class B Common Stock into one share of Common Stock (the Reclassification). (See Note 9 of Notes to the Consolidated Financial Statements.)

     The purpose of the Reclassification was to simplify the Company's capital structure, streamline the Company's voting procedures and enhance the marketability and liquidity of and maximize investor interest in the Company's capital stock. In addition, the Company believes that, as a result of the Reclassification, the Company is in a more flexible position to raise capital and effect mergers and acquisitions using its common stock. However, there can be no assurance that the Reclassification will have such effects.

     As of May 23, 1996, the Common Stock of the Company was held by 346 stockholders of record.

INDEPENDENT AUDITORS' REPORT

DIAGNOSTIC/RETRIEVAL SYSTEMS, INC. AND SUBSIDIARIES

KPMG Peat Marwick LLP

To the Board of Directors and Stockholders, Diagnostic/Retrieval Systems, Inc.:

We have audited the accompanying consolidated balance sheets of Diagnostic/Retrieval Systems, Inc. and subsidiaries as of March 31, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diagnostic/Retrieval Systems, Inc. and subsidiaries as of March 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1996 in conformity with generally accepted accounting principles.


/s/KPMG PEAT MARWICK LLP

Short Hills, New Jersey
May 17, 1996