Form 10-K, Exhibit 13
period 1997-03-31
DIAGNOSTIC RETRIEVAL SYSTEMS INC
filed 1997-06-30
CIK 28630

16


SELECTED FINANCIAL DATA

Diagnostic/Retrieval Systems, Inc. and Subsidiaries d.b.a. DRS Technologies,
Inc.


YEARS ENDED MARCH 31,                                                      1997             1996            1995            1994
                               ----------------------------------------------------------------------------------------------------
Summary of Operations          Revenues                           $ 143,578,000    $ 101,454,000    $ 69,930,000    $ 57,820,000
                               Cost and expenses                    130,996,000       92,907,000      64,836,000      54,372,000
                               ----------------------------------------------------------------------------------------------------
                               Operating income                      12,582,000        8,547,000       5,094,000       3,448,000
                               Interest and related expenses         (3,592,000)      (2,681,000)     (1,372,000)     (1,574,000)
                               Interest and other income, net           698,000          971,000         655,000         802,000
                               Minority interest                       (404,000)        (110,000)       (121,000)         32,000
                               ----------------------------------------------------------------------------------------------------
                               Earnings before income taxes           9,284,000        6,727,000       4,256,000       2,708,000
                               Income taxes                           3,621,000        2,624,000       1,652,000       1,093,000
                               ----------------------------------------------------------------------------------------------------
                               NET EARNINGS                       $   5,663,000    $   4,103,000    $  2,604,000    $  1,615,000

Per-share Data*                Primary earnings per share         $         .98    $         .73    $        .50    $        .30
                               Fully diluted earnings per share   $         .84    $         .69    $        .50    $        .30
                               Book value per share               $        5.90    $        4.86    $       4.16    $       3.70

Summary of Financial Position  Working capital                    $  32,838,000    $  33,990,000    $ 20,317,000    $ 19,803,000
                               Net property, plant and equipment  $  19,987,000    $  16,191,000    $  9,849,000    $  8,893,000
                               Total assets                       $  97,673,000    $  97,251,000    $ 64,590,000    $ 58,836,000
                               Long-term debt, excluding current
                               installments                       $  30,801,000    $  32,608,000    $ 11,732,000    $ 14,515,000
                               Net stockholders' equity           $  32,987,000    $  26,566,000    $ 22,509,000    $ 19,759,000

Financial Ratios               Pretax return on revenues                    6.5%             6.6%            6.1%            4.7%
                               After tax return on revenues                 3.9%             4.0%            3.7%            2.8%
                               Return on average stockholders'
                               equity                                      19.0%            16.7%           12.3%            8.5%
                               Current ratio                                2.2              2.0             1.9             2.1
                               Long-term debt, excluding current
                               installments, to capitalization             48.3%            55.1%           34.3%           42.3%

Supplemental Information       Capital expenditures               $   5,228,000    $   6,331,000    $  2,543,000    $    988,000
                               Depreciation and amortization      $   5,027,000    $   3,170,000    $  2,480,000    $  2,558,000
                               Internal research and
                               development                        $   3,852,000    $     649,000    $    795,000    $    537,000
                               Employees**                                1,107              809             565             548
                               Revenues per employee***           $     129,000    $     137,000    $    130,000    $    137,000

YEARS ENDED MARCH 31,                                                     1993
                               -----------------------------------------------
Summary of Operations          Revenues                           $ 47,772,000
                               Cost and expenses                    45,461,000
                               -----------------------------------------------
                               Operating income                      2,311,000
                               Interest and related expenses        (1,735,000)
                               Interest and other income, net        1,224,000
                               Minority interest                            --
                               -----------------------------------------------
                               Earnings before income taxes          1,800,000
                               Income taxes                            715,000
                               -----------------------------------------------
                               NET EARNINGS                       $  1,085,000

Per-share Data*                Primary earnings per share         $        .20
                               Fully diluted earnings per share   $        .20
                               Book value per share               $       3.40

Summary of Financial Position  Working capital                    $ 17,994,000
                               Net property, plant and equipment  $  9,768,000
                               Total assets                       $ 51,948,000
                               Long-term debt, excluding current
                               installments                       $ 17,290,000
                               Net stockholders' equity           $ 18,115,000

Financial Ratios               Pretax return on revenues                   3.8%
                               After tax return on revenues                2.3%
                               Return on average stockholders'
                               equity                                      6.2%
                               Current ratio                               2.4
                               Long-term debt, excluding current
                               installments, to capitalization            48.8%

Supplemental Information       Capital expenditures               $    922,000
                               Depreciation and amortization      $  3,202,000
                               Internal research and
                               development                        $    470,000
                               Employees**                                 296
                               Revenues per employee***           $    164,000

* No cash dividends have been distributed in any of the years in the five-year period ended March 31, 1997.

** Indicates the number of employees at March 31 for each of the fiscal years presented. Included in fiscal 1997, 1996 and 1995 are approximately 188, 155 and 46 employees, respectively, from new operations. (See Note 10 of Notes to Consolidated Financial Statements.)

*** Based upon average number of employees.

                                                         [LOGO] DRS TECHNOLOGIES
MANAGEMENT'S  DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Diagnostic/Retrieval Systems, Inc. and Subsidiaries d.b.a. DRS Technologies,
Inc.

The following is management's discussion and analysis of the consolidated financial condition and results of operations of DRS Technologies, Inc. and subsidiaries (hereinafter, the Company or DRS) as of March 31, 1997 and 1996, and for each of the fiscal years in the three-year period ended March 31, 1997. This discussion should be read in conjunction with the audited consolidated financial statements and related notes.

The following discussion and analysis contains certain forward looking statements. Forward looking statements in this report are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Persons reading this report are cautioned that such forward looking statements involve risks and uncertainties that could cause the Company's actual results to differ materially from the results suggested by these forward looking statements. Factors that could cause actual results to differ materially from the forward looking statements include, without limitation, the effect of the Company's acquisition strategy on future operating results; the uncertainty of acceptance of new products and successful bidding for new contracts; the effect of technological changes or obsolescence relating to the Company's products and services; the effects of government regulation or shifts in government policy, as they may relate to the Company's products and services; competition; and other matters referred to in this report.

Business Overview

DRS is a diversified, high-technology Company serving government and commercial niche markets worldwide. At the close of this fiscal year, the Company introduced its new trade name, DRS Technologies, Inc., emphasizing the increased diversity of the Company's products and services, as well as its technological focus. The Company develops and manufactures a variety of leading edge systems and components used for the processing, display and storage of data. DRS provides its customers with a broad range of products, including electronic sensor, electronic imaging and electro-optical systems, and offers a full complement of technical support services. The Company's defense electronics products serve all branches of the armed forces. Its commercial and industrial products are used mainly by the airline, banking, computer disk drive, security, transportation, retail sales and broadcast industries.

The fiscal year ended March 31, 1997 marked the fifth consecutive year of growth for the Company. Over these past five fiscal years, revenues and net earnings have grown at compounded average annual rates of approximately 32% and 51%, respectively. This growth has been achieved while operating in an industry characterized by consolidation, reduced spending and technological transition. To address the challenges of its business environment, DRS has employed a four-part strategy of: expanding its core technological capabilities in electronic processing and display, data storage and electro-optical systems; designing new products and adapting existing products for use by all branches of the military; transferring technologies from the defense sector to commercial and industrial markets; and acquiring new businesses which provide a strategic complement to the Company's existing products and technological capabilities.

Company Organization and Products

The Company is organized into three groups: the Electronic Systems Group (ESG), the Electro-Optical Systems Group (EOSG) and the Data Systems Group (DSG).

ESG specializes in the design, manufacture and marketing of high-technology electronic signal processors, display workstations, and trainer and combat emulation systems for military use. In addition, the Group provides field service, software engineering and systems support to the military through DRS Technical Services, Inc. ESG's products and services accounted for approximately 58.9%, 47.2% and 53.7% of the Company's consolidated revenues in fiscal 1997, 1996 and 1995, respectively.

With a focus on sighting, targeting and optical alignment systems, EOSG provides a variety of electro-optical systems, primarily for military use. The Group's product lines include a generic boresighting system, adaptable for use on multiple military airborne platforms, which are used to align and harmonize aircraft navigation, targeting and weapons systems. Other significant product lines include night-vision and eye-safe laser range finder systems. In addition, EOSG designs and manufactures electro-optical systems, assemblies and components used for military weapon fire control devices, test equipment and "smart" munitions. EOSG's products and services accounted for approximately 17.5%, 21.8% and 18.2% of the Company's consolidated revenues in fiscal 1997, 1996 and 1995, respectively.

DSG provides both military and commercial customers with data storage products. DSG manufactures several digital and analog recording systems used for military mission data recording applications. In addition, DSG is a supplier of consumable magnetic heads used in the production of computer disk drives. This Group also specializes in the manufacture and refurbishment of broadcast video and audio heads, heads used in commercial flight data recorders, and heads used in a variety of industries for reading, writing and verifying data on magnetic cards, tapes and inks. DSG's products and services accounted for approximately

18


23.6%, 31.0% and 28.1% of the Company's consolidated revenues in fiscal 1997, 1996 and 1995, respectively.

Acquisitions and Related Activities

On November 17, 1994, DRS Ahead Technology, Inc. (Ahead Technology), a second-tier subsidiary of the Company, acquired the net assets of Ahead Technology Corporation (Ahead) for approximately $1.1 million in cash. In addition, Ahead Technology entered into a Covenant and Agreement Not to Compete (the Covenant Agreement), dated October 28, 1994, with the chairman of the board of Ahead. Under the terms of the Covenant Agreement, Ahead Technology agreed to pay a total of approximately $.9 million in cash, consisting of approximately $.4 million paid on the date of the agreement and an additional $.5 million payable in equal monthly installments over a period of five years from the date of the agreement. The acquisition has been accounted for using the purchase method of accounting and, accordingly, Ahead's operating results have been included in the consolidated financial statements of the Company from the date of acquisition. The excess of cost over the estimated fair value of net assets acquired was approximately $.9 million and is being amortized on a straight-line basis over five years, or approximately $.2 million annually. Ahead Technology, now located in San Jose, California, designs and manufactures a variety of consumable magnetic head products used in the production of computer disk drives. Its products include burnish heads, glide heads and specialty test heads.

On July 5, 1995, DRS Optronics, Inc. (Optronics), a second-tier subsidiary of the Company, acquired substantially all of the assets of Opto-Mechanik, Inc.
(OMI), pursuant to a related asset acquisition agreement, for a total of $5.5 million, consisting of $3.7 million in cash and $1.8 million in notes payable (the OMI Asset Acquisition). Professional fees and other costs associated with the acquisition were capitalized as part of the total purchase price. The acquisition of the assets of OMI has been accounted for using the purchase method of accounting. The cost of the acquisition has been allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed. The operating results of Optronics, the acquiring corporation, have been included in the Company's reported operating results since the date of acquisition. Optronics, now located in Palm Bay, Florida, designs and manufactures electro-optical sighting and targeting systems used primarily in military fire control devices and in various weapons systems.

On February 6, 1996, a wholly-owned subsidiary of the Company entered into a partnership with Universal Sonics Corporation and its shareholders (DRS Medical Systems or the Partnership) for the purpose of developing, manufacturing and marketing medical ultrasound imaging equipment. The Company's contribution to the Partnership consisted of $.4 million in cash and certain managerial expertise and manufacturing capabilities, representing a 90% interest in DRS Medical Systems.

On February 9, 1996, Ahead Technology acquired, through a wholly-owned subsidiary, certain assets and assumed certain liabilities (principally, obligations under property leases) of Mag-Head Engineering Company, Inc. (Mag-Head), pursuant to an asset purchase agreement, for approximately $.4 million in cash. Mag-Head produces audio and flight recorder heads.

On June 18, 1996, Ahead Technology acquired, through a wholly-owned subsidiary, substantially all the assets of Vikron, Inc. (Vikron) for approximately $3.7 million in cash. The acquisition has been accounted for using the purchase method of accounting. Accordingly, Vikron's results of operations from April 1, 1996 (the effective date of acquisition) have been included in the Company's reported operating results. The excess of cost over the estimated fair value of net assets acquired was approximately $1.6 million and is being amortized on a straight-line basis over fifteen years. Vikron, located in St. Croix Falls, Wisconsin, manufactures data and recording heads.

On October 24, 1996, Ahead Technology acquired, through a wholly-owned subsidiary, certain assets of Nortronics Company, Inc. (Nortronics) for approximately $2.4 million in cash. The acquisition has been accounted for using the purchase method of accounting. Accordingly, Nortronics' results of operations from July 1, 1996 (the effective date of acquisition) have been included in the Company's reported operating results. Located in Dassel, Minnesota, Nortronics manufactures data and recording heads.

On October 30, 1996, Pacific Technologies, Inc. (PTI), a California corporation, merged with and into a wholly-owned subsidiary of the Company for stock and cash valued at approximately $.5 million. The merger has been accounted for using the purchase method of accounting. Accordingly, PTI's results of operations from July 1, 1996 (the effective date of the merger) have been included in the Company's reported operating results. Based in San Diego, California, PTI provides systems and software engineering support to the U.S. Navy for the testing of shipboard combat systems.

The financial position and results of operations of the aforementioned acquired businesses were not significant to those of the Company as of their respective effective dates of acquisition.

Effective February 26, 1997, Ahead Technology and all its subsidiaries were merged to form a single legal entity. The Company currently is integrating these operations in order to gain operational efficiencies and to further streamline its manufacturing operations.

The Company continues to seek acquisition opportunities consistent with its business strategy and is engaged in preliminary discussions regarding several other potential acquisitions. There can be no assurance, however, that definitive agreements will be reached or that any further acquisitions will be consummated.

Results of Operations

The following table sets forth items in the Consolidated Statements of Earnings as a percentage of revenues and the percentage increase or decrease of those items as compared with the prior period.

                                 Percent of Revenues           Percent Changes
                                                              1997        1996
YEARS ENDED                                                    vs          vs
MARCH 31,                1997         1996         1995       1996        1995
-------------------------------------------------------------------------------
Revenues                 100.0%       100.0%       100.0%      41.5%      45.1%

Costs and expenses        91.2%        91.6%        92.7%      41.0%      43.3%
------------------------------------------------------------
Operating income           8.8%         8.4%         7.3%      47.2%      67.8%

Interest and
related expenses          (2.5)%       (2.6)%       (2.0)%     34.0%      95.4%

Interest and other
income, net                0.5%         1.0%         1.0%     (28.1)%     48.2%

Minority interest         (0.4)%       (0.2)%       (0.2)%    267.3%      (9.1)%
------------------------------------------------------------
Earnings before
income taxes               6.4%         6.6%         6.1%      38.0%      58.1%

Income taxes               2.5%         2.6%         2.4%      38.0%      58.8%
------------------------------------------------------------
Net earnings               3.9%         4.0%         3.7%      38.0%      57.6%

Comparison of Fiscal 1997 with Fiscal 1996

Revenues for the fiscal year ended March 31, 1997 increased 42% percent to $143.6 million from $101.5 million in fiscal 1996. The revenue growth was attributable primarily to increased shipments of the Company's military display workstations and electro-optical systems and to increases in certain commercial product sales, the latter resulting, in part, from acquisitions completed during the fiscal year in line with DRS's plan to broaden its participation in targeted strategic commercial product areas.

Operating income for fiscal 1997 increased 47% to $12.6 million, compared with $8.5 million reported a year earlier. Operating income as a percentage of revenues was 9% and 8% for the fiscal years ended March 31, 1997 and 1996, respectively. The improvement was due primarily to the overall increase in revenues and to higher profits generated by certain of the Company's commercial product lines.

Interest and related expenses increased 34% to $3.6 million for the fiscal year ended March 31, 1997, as compared with $2.7 million in the prior fiscal year. The increase was due to the issuance of the Company's $25.0 million aggregate principal amount of 9% Senior Subordinated Convertible Debentures due 2003 (the 9% Debentures), which were outstanding throughout fiscal 1997 and for only a portion of fiscal 1996. A portion of the proceeds from the issuance of the 9% Debentures were used to repurchase approximately $5.0 million of the 8 1/2% Convertible Subordinated Debentures due 1998 (the 8 1/2% Debentures) in the fourth quarter of fiscal 1996, partially offsetting the increase in interest relating to the 9% Debentures.

Interest and other income, net decreased by approximately $.3 million or 28% in fiscal 1997 to $.7 million. This decrease principally was due to the change in interest earned on lower average cash balances, which resulted from a net use of cash in fiscal 1997, mostly for acquisitions and capital expenditures.

Minority interest increased from $.1 million in fiscal 1996 to $.4 million in fiscal 1997. The increase was due to the growth of the DRS Laurel Technologies partnership (Laurel), in which the Company has an 80% interest. Laurel manufactures many of the Company's military display workstations.

The Company's effective tax rate for the fiscal years ended March 31, 1997 and 1996 was 39%. The provision for income taxes includes all estimated income taxes payable to federal and state governments, as applicable.

As a result of the above, net earnings for this fiscal year were approximately $5.7 million, up 38 percent from $4.1 million generated in fiscal 1996. Fully diluted earnings per share of $.84 were 22 percent higher than $.69 per share earned a year ago, and reflect the dilutive effect from the assumed conversion of the 9% Debentures issued in fiscal 1996.

Comparison of Fiscal 1996 with Fiscal 1995

Revenues for the fiscal year ended March 31, 1996 increased 45% to $101.5 million from $69.9 million in fiscal 1995. The revenue growth was due primarily to increased shipments of data storage, display workstation and electro-optical systems, the latter as a result of the OMI Asset Acquisition, as well as to increases in commercial product sales.

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

Interest and related expenses increased 95% to $2.7 million for the fiscal year ended March 31, 1996, as compared with $1.4 million in the prior fiscal year. The increase for the period was primarily due to the private placement of the Company's 9% Debentures, offset in part by a reduction in interest resulting from repurchases of the Company's 8 1/2% Debentures, in satisfaction of the August 1, 1995 sinking fund requirement for this debt.

Interest and other income, net increased 48% to approximately $1.0 million for the fiscal year ended March 31, 1996 from approximately $.7 million in the prior year. This increase was due primarily to interest earned on higher average cash balances provided by the net proceeds from the offering of the 9% Debentures. Minority interest was approximately $.1 million in fiscal 1996 and 1995, and the Company's effective tax rate was 39% in both fiscal years.

20


As a result of the above, net earnings for the 1996 fiscal year were approximately $4.1 million, up 58 percent from $2.6 million in fiscal 1995. Fully diluted earnings per share rose from the $.50 per share earned in fiscal 1995 to $.69, an increase of 38%. The increase in fully diluted earnings per share is net of the dilutive effect from the assumed conversion of the 9% Debentures issued in fiscal 1996.

Financial Condition and Liquidity

Cash and Cash Flow: Cash and cash equivalents at March 31, 1997 and March 31, 1996 represented approximately 10% and 23%, respectively, of total assets. During the fiscal year ended March 31, 1997, cash decreased $13.3 million. This decrease was primarily due to the following uses of cash: (i) approximately $6.3 million for acquisitions and related activities; (ii) approximately $3.6 million for capital expenditures, and (iii) approximately $1.9 million for debt repayments. In addition, approximately $1.7 million was used in support of operations, primarily to settle prior-year accounts payable balances and to support higher inventory levels.

Working capital as of March 31, 1997 was approximately $32.8 million, as compared with $34.0 million at March 31, 1996. The decrease was primarily due to the net effect of lower cash and accounts payable balances, offset in part by higher inventory levels. In addition, the change in working capital reflects the effect of the increase in current installments of long-term debt attributable to the Company's 1991 Variable Rate Industrial Revenue Bonds due January 1, 1998 (Bonds). The $1.6 million outstanding balance on the Bonds was classified as a current liability at March 31, 1997.

On May 31, 1996, the Company entered into a revolving line of credit loan agreement with Mellon Bank, N.A. (Mellon Bank) for a three-year $15 million unsecured revolving line of credit (the Line of Credit). The Line of Credit is being used for working capital and letters of credit, as well as to refinance certain debt obligations of the Company at more favorable interest rates. As of March 31, 1997, approximately $5.3 million was outstanding against the Line of Credit, of which $2.3 million was contingently payable under letters of credit. In addition, on December 6, 1996, the Company entered into a $5 million secured equipment line of credit/term loan agreement (the Equipment Facility) with Mellon Bank. The Equipment Facility is available for equipment purchases made through June 30, 1999. Through March 31, 1997, no borrowings were made under the Equipment Facility.

The Company believes that its current working capital position and available bank financing are sufficient to support operational needs, as well as its near-term business objectives.

Accounts Receivable and Inventories: Accounts receivable increased approximately $1.4 million in the fiscal year ended March 31, 1997, primarily due to the addition of $1.2 million in accounts receivable from entities acquired during the fiscal year. The Company receives progress payments on certain contracts from the U.S. Government of between 75-100% of allowable costs incurred. The remainder, including profits and incentive fees, is billed to its customers based upon delivery and final acceptance of products and services. The Company also may bill its customers based upon units delivered. Generally, there are no contract provisions for retainage, and all accounts receivable are expected to be collected within one year.

Inventories increased by approximately $5.7 million in fiscal 1997, primarily due to the growth of the Company's commercial product lines. In addition, increased material procurement at fiscal year-end in anticipation of production requirements on several military programs contributed to the higher inventory balance. Included in the increase is approximately $1.1 million of inventory from entities acquired this fiscal year.

Long-Term Debt: Long-term debt outstanding decreased by approximately $1.8 million during the fiscal year ended March 31, 1997 to $30.8 million, primarily due to the upcoming maturity of the Company's $1.6 million of outstanding Bonds.

Stockholders' Equity: Net stockholders' equity increased by approximately $6.4 million during the fiscal year ended March 31, 1997 to approximately $33.0 million, primarily as a result of net earnings for the fiscal year. Also included in this change was approximately $.5 million associated with the reissuance of shares from treasury to effect the PTI merger.

Backlog: Backlog at March 31, 1997 was approximately $118.4 million, versus $145.6 million a year ago. The decrease was due primarily to shipments of the Company's AN/UYQ-65 display workstations. In addition, there has been a recent shift in the Company's backlog to include a higher percentage of commercial product orders and Commercial Off-The-Shelf (COTS)-based systems for the military, both of which favor shorter lead times. Due to the general nature of defense procurement and contracting, however, the operating cycle for the Company's military business typically has been long term. Military backlog currently consists of various production and development contracts with varying delivery schedules and project time tables. Accordingly, revenues for a particular year, or year-to-year comparisons of reported revenues, may not be indicative of future results.

New contract awards of approximately $113.2 million were booked in fiscal 1997. Significant awards include approximately $24.4 million in additional production and engineering contracts for the AN/UYQ-70 Advanced Display System and $11.3 million for Multi-Platform Boresighting Equipment for use on the Apache and Cobra helicopter platforms. Other awards included $4.5 million for combat systems for Navy training sites; $3.9 million for mobile, land-based, sensor processing systems for the protection of coastlines; and $3.2 million for digital imaging systems used to record the release of weapons from aircraft. The Company received approximately $23.2 million in new orders for its specialty magnetic head products in fiscal 1997. The change in backlog for the year also reflects the effect of increased revenues, net of approximately $3.3 million of acquired backlog, principally from the Vikron and Nortronics asset acquisitions.

Internal Research and Development: In addition to customer-sponsored research and development, the Company also engages in internal research and development (IR&D). Expenditures for IR&D in fiscal 1997, 1996 and 1995 were $3.9 million, $.6 million and $.8 million, respectively. The increase in IR&D expenditures in fiscal 1997 reflects the Company's investment in new technology and the diversification of its products.

Business Considerations: The Company primarily is engaged in the design and manufacture of high-technology systems and products used for the processing, display and storage of electronic data. Although DRS has diversified into commercial products and markets, a significant portion of the Company's revenues continue to be derived directly or indirectly from defense industry contracts with the U.S. Government. In recent years, the Federal defense budget has been reduced dramatically in inflation-adjusted terms. However, the overall level of spending for defense electronics has increased, given the nature of modern warfare and its increasing reliance on sophisticated weaponry and support systems. In addition, the U.S. Government has determined that it is often more cost effective to retrofit and upgrade existing weapons platforms than to replace them. These factors have affected the nature and extent of defense procurement and have precipitated a consolidation of the defense industry focused principally on cost competitiveness and efficiency of operations. DRS has participated successfully in this industry consolidation through strategic business acquisitions and by streamlining its existing operations. The Company also has focused on supporting and improving existing products and programs, in addition to its emphasis on identifying opportunities to develop and manufacture new products.

The defense electronics sector is characterized by rapid technological change. The nature of modern warfare also has changed, with increasing reliance on timely and accurate battlefield information, both to ensure that increasingly costly assets are deployed efficiently and to minimize the destruction of non-military targets. In response to these factors, as well as to a 1992 mandate by the Joint Chiefs of Staff, the Company focuses on COTS product designs, whereby commercial electronic components are integrated, adapted, upgraded and "ruggedized" for applications in harsh military environments. Using COTS designs, the Company is able to develop and deliver its products with significantly less development time and expense compared with traditional military product cycles. The COTS approach generally results in shorter lead times, lower product costs and the employment of the latest available information and computing technologies. The design and manufacture of COTS-based products is a complex process requiring specific engineering capabilities, extensive knowledge of military platforms in which the equipment will be installed and an in-depth understanding of military operating environments and requirements. The Company believes that it has the personnel and technical expertise required to address the technological challenges confronting the defense electronics sector.

The Company is subject to other inherent risks associated with defense contracting, including changes in government policies and dependence of congressional support, primarily for appropriations and allocation of funds to products and programs supported by the Company. In recent years, the Company's products and programs have been well supported. However, uncertainty exists with respect to the size and scope of future defense budgets and their possible impact on existing or future products and programs. Relatedly, the Company's existing defense contracts are subject to termination, either at the convenience of the customer or as a result of cancellation of funding. The Company's contracts and operations also are subject to governmental oversight, particularly with respect to business practices, contract performance and cost accounting practices. Governmental investigations may lead to claims against the Company. Although the outcome of such investigations cannot be predicted, management is not aware of any current findings or pending claims which would have a material adverse impact on the Company's business, its consolidated financial position or its results of operations.

DRS has continued to grow despite these circumstances and conditions. However, future growth will be dependent on the Company's ability to adapt to these and other changing market and industry conditions.

Inflation: The Company has experienced the effects of inflation through increased costs of labor, services and raw materials. Although a majority of the Company's revenues are derived from long-term contracts, the selling prices of such contracts generally reflect estimated costs to be incurred in the applicable future periods.

Accounting Standards

Earnings per Share: In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). This statement simplifies the current standards for computing earnings per share (EPS), as specified in Accounting Principles Board Opinion No. 15, "Earnings per Share" (APB 15). Under SFAS 128, the presentation of primary EPS will be replaced by the presentation of basic EPS. For companies with complex capital structures, the presentation of fully diluted EPS will be replaced by diluted EPS. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB 15. The Company will adopt this standard in fiscal 1998, beginning with the fiscal quarter ending December 31, 1997, and its adoption is not expected to have a material impact on reported earnings per share for future or restated prior periods.

22


CONSOLIDATED BALANCE SHEETS

Diagnostic/Retrieval Systems, Inc. and Subsidiaries d.b.a. DRS Technologies,
Inc.


MARCH 31,                                                                                                      1997          1996
Assets
                                      -------------------------------------------------------------------------------------------
Current assets                        Cash and cash equivalents                                        $  9,455,000  $ 22,785,000

                                      Accounts receivable, net (Notes 2 and 6)                           24,343,000    22,942,000

                                      Inventories, net of progress payments (Note 3)                     25,169,000    19,449,000

                                      Prepaid expenses and other current assets                           1,389,000     1,464,000
                                      -------------------------------------------------------------------------------------------
                                      TOTAL CURRENT ASSETS                                               60,356,000    66,640,000
                                      -------------------------------------------------------------------------------------------

                                      Property, plant and equipment, at cost (Notes 4 and 6)             48,286,000    41,935,000

                                      Less accumulated depreciation and amortization                     28,299,000    25,744,000
                                      -------------------------------------------------------------------------------------------
                                      Net property, plant and equipment                                  19,987,000    16,191,000
                                      -------------------------------------------------------------------------------------------

                                      Intangible assets, less accumulated amortization of $4,827,000
                                      and $4,027,000 at March 31, 1997 and 1996, respectively            10,915,000     8,498,000

                                      Other assets                                                        6,415,000     5,922,000
                                      -------------------------------------------------------------------------------------------
                                      TOTAL ASSETS                                                     $ 97,673,000  $ 97,251,000

Liabilities and Stockholders' Equity
Current liabilities                   Current installments of long-term debt (Notes 6 and 10)          $  2,255,000  $    726,000

                                      Accounts payable and other current liabilities (Note 5)            25,263,000    31,924,000
                                      -------------------------------------------------------------------------------------------
                                      TOTAL CURRENT LIABILITIES                                          27,518,000    32,650,000

                                      Long-term debt, excluding current installments (Notes 6 and 10)    30,801,000    32,608,000

                                      Deferred income taxes (Note 7)                                      3,367,000     2,607,000

                                      Other liabilities (Notes 8, 9 and 10)                               3,000,000     2,820,000
                                      -------------------------------------------------------------------------------------------
                                      TOTAL LIABILITIES                                                  64,686,000    70,685,000
                                      -------------------------------------------------------------------------------------------

Stockholders' equity (Notes 6 and 8)  Common Stock, $.01 par value per share. Authorized 20,000,000
                                      shares; issued 6,007,786 at March 31, 1997                             60,000            --

                                      Class A Common Stock, $.01 par value per share. Authorized
                                      10,000,000 shares; issued 3,739,963 shares at March 31, 1996               --        37,000

                                      Class B Common Stock, $.01 par value per share. Authorized
                                      20,000,000 shares; issued 2,223,603 shares at March 31, 1996               --        22,000

                                      Additional paid-in capital                                         14,208,000    13,639,000

                                      Retained earnings                                                  20,685,000    15,022,000
                                      -------------------------------------------------------------------------------------------
                                                                                                         34,953,000    28,720,000
                                      Treasury stock, at cost: 420,893 shares of Common Stock at March
                                      31, 1997; 432,639 shares of Class A Common Stock and 65,795
                                      shares of Class B Common Stock at March 31, 1996                   (1,622,000)   (1,918,000)

                                      Unamortized restricted stock compensation                            (344,000)     (236,000)
                                      -------------------------------------------------------------------------------------------
                                      NET STOCKHOLDERS' EQUITY                                           32,987,000    26,566,000
                                      -------------------------------------------------------------------------------------------
                                      Commitments and contingencies (Note 9)
                                      -------------------------------------------------------------------------------------------
                                      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $ 97,673,000  $ 97,251,000

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS                     [LOGO] DRS TECHNOLOGIES

Diagnostic/Retrieval Systems, Inc. and Subsidiaries d.b.a. DRS Technologies,
Inc.


YEARS ENDED MARCH 31,                                                         1997           1996          1995
                        ---------------------------------------------------------------------------------------
                        Revenues                                     $ 143,578,000  $ 101,454,000  $ 69,930,000
                        Costs and expenses (Note 3)                    130,996,000     92,907,000    64,836,000
                        ---------------------------------------------------------------------------------------
                        Operating income                                12,582,000      8,547,000     5,094,000
                        Interest and related expenses                   (3,592,000)    (2,681,000)   (1,372,000)
                        Interest and other income, net                     698,000        971,000       655,000
                        Minority interest                                 (404,000)      (110,000)     (121,000)
                        ---------------------------------------------------------------------------------------
                        Earnings before income taxes                     9,284,000      6,727,000     4,256,000
                        Income taxes (Note 7)                            3,621,000      2,624,000     1,652,000
                        ---------------------------------------------------------------------------------------
                        NET EARNINGS                                 $   5,663,000  $   4,103,000  $  2,604,000
                        ---------------------------------------------------------------------------------------
                        EARNINGS PER SHARE OF COMMON STOCK
                            Primary                                  $         .98  $         .73  $        .50
                            Fully diluted                            $         .84  $         .69  $        .50
                        ---------------------------------------------------------------------------------------
                        Weighted average number of shares of common
                        stock outstanding
                            Primary                                      5,753,000      5,648,000     5,231,000
                            Fully diluted                                8,931,000      7,030,000     5,240,000

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Diagnostic/Retrieval Systems, Inc. and Subsidiaries d.b.a. DRS Technologies,
Inc.


YEARS ENDED MARCH 31, 1997, 1996 AND 1995
                                                                     Common Stock          Additional
                                                                       (Note 8)             Paid-In       Retained
                                                                  Shares      Amount        Capital       Earnings
                                   ---------------------------------------------------------------------------------
Balances at March 31, 1994                                       5,780,491  $    58,000  $ 12,970,000   $ 8,315,000
                                   Net earnings                         --           --            --     2,604,000
                                   Stock options exercised          82,725        1,000       188,000            --
                                   Compensation relating to
                                   stock options, net                   --           --       388,000            --
                                   Purchase of treasury stock           --           --            --            --
                                   Sale of treasury stock               --           --      (111,000)           --
                                   ---------------------------------------------------------------------------------
Balances at March 31, 1995                                       5,863,216       59,000    13,435,000    10,919,000
                                   Net earnings                         --           --            --     4,103,000
                                   Stock options exercised         100,350           --       250,000            --
                                   Compensation relating to
                                   stock options, net                   --           --        30,000            --
                                   Other                                --           --       (76,000)           --
                                   ---------------------------------------------------------------------------------
Balances at March 31, 1996                                       5,963,566       59,000    13,639,000    15,022,000
                                   Net earnings                         --           --            --     5,663,000
                                   Stock options exercised          44,220        1,000       101,000            --
                                   Compensation relating to
                                   stock options, net                   --           --       (29,000)           --
                                   Restricted stock bonus awards        --           --       167,000            --
                                   Shares reissued from
                                   treasury for acquisitions            --           --       330,000            --
                                   ---------------------------------------------------------------------------------
Balances at March 31, 1997                                       6,007,786  $    60,000  $ 14,208,000   $20,685,000

                                                                                          Unamortized
                                                                    Treasury Stock        Restricted         Net
                                                                       (Note 8)              Stock       Stockholders'
                                                                  Shares       Amount     Compensation      Equity
                                   ---------------------------------------------------------------------------------
Balances at March 31, 1994                                        444,859   $(1,579,000)  $     (5,000)  $ 19,759,000
                                   Net earnings                        --            --             --      2,604,000
                                   Stock options exercised             --            --             --        189,000
                                   Compensation relating to
                                   stock options, net                  --            --       (282,000)       106,000)
                                   Purchase of treasury stock     704,399    (2,900,000)            --     (2,900,000
                                   Sale of treasury stock        (695,000)    2,862,000             --      2,751,000
                                   ---------------------------------------------------------------------------------
Balances at March 31, 1995                                        454,258    (1,617,000)      (287,000)    22,509,000
                                   Net earnings                        --            --             --      4,103,000
                                   Stock options exercised             --            --             --        250,000
                                   Compensation relating to
                                   stock options, net                  --            --         51,000         81,000
                                   Other                           44,176      (301,000)            --       (377,000)
                                   ---------------------------------------------------------------------------------
Balances at March 31, 1996                                        498,434    (1,918,000)      (236,000)    26,566,000
                                   Net earnings                        --            --             --      5,663,000
                                   Stock options exercised            300        (3,000)            --         99,000
                                   Compensation relating to
                                   stock options, net                  --            --        109,000         80,000
                                   Restricted stock bonus awards  (34,575)      133,000       (217,000)        83,000
                                   Shares reissued from
                                   treasury for acquisitions      (43,266)      166,000             --        496,000
                                   ---------------------------------------------------------------------------------
Balances at March 31, 1997                                        420,893   $(1,622,000)  $   (344,000)  $ 32,987,000

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


Diagnostic/Retrieval Systems, Inc. and Subsidiaries d.b.a. DRS Technologies,
Inc.


YEARS ENDED MARCH 31,                                                                         1997           1996           1995
                                      --------------------------------------------------------------------------------------------
Cash Flows from Operating Activities  Net earnings                                    $  5,663,000   $  4,103,000   $  2,604,000

                                      Adjustments to reconcile net earnings to cash flows from operating activities:

                                         Depreciation and amortization                   5,027,000      3,170,000      2,480,000

                                         Deferred income taxes                             701,000       (159,000)        26,000

                                         Other, net                                       (215,000)    (1,003,000)       (77,000)
                                      Changes in assets and liabilities, net of
                                      effects from business combinations:

                                         (Increase) in accounts receivable                (200,000)    (4,640,000)    (1,415,000)

                                         (Increase) in inventories                      (5,485,000)    (4,926,000)    (6,408,000)

                                         (Increase) decrease in prepaid expenses and
                                         other current assets                              779,000       (265,000)        (7,000)

                                         Increase (decrease) in accounts payable and
                                         other current liabilities                      (6,894,000)     8,630,000      3,640,000

                                         Other, net                                     (1,090,000)       (59,000)     1,643,000
                                      --------------------------------------------------------------------------------------------
                                      NET CASH PROVIDED BY (USED IN) OPERATING
                                      ACTIVITIES                                        (1,714,000)     4,851,000      2,486,000
                                      --------------------------------------------------------------------------------------------
Cash Flows from Investing Activities  Capital expenditures                              (3,634,000)    (5,942,000)    (2,543,000)

                                      Sales of capital assets                              151,000      2,638,000        255,000

                                      Payments pursuant to business
                                      combinations, net of cash acquired                (6,285,000)    (4,669,000)    (1,514,000)

                                      Other, net                                                --             --          8,000
                                      --------------------------------------------------------------------------------------------
                                      NET CASH USED IN INVESTING ACTIVITIES             (9,768,000)    (7,973,000)    (3,794,000)
                                      --------------------------------------------------------------------------------------------
Cash Flows from Financing Activities  Payments on long-term debt                          (840,000)    (1,112,000)      (275,000)

                                      Repurchases of convertible subordinated
                                      debentures                                                --     (7,212,000)    (2,667,000)

                                      Net proceeds from issuance of senior
                                      subordinated convertible debentures                       --     23,127,000             --

                                      Other borrowings (repayments), net                (1,107,000)      (163,000)        20,000

                                      Purchase of treasury stock                                --             --     (2,900,000)

                                      Sale of treasury stock                                    --             --      2,862,000

                                      Other, net                                            99,000         70,000             --
                                      --------------------------------------------------------------------------------------------
                                      NET CASH PROVIDED BY (USED IN)
                                      FINANCING ACTIVITIES                              (1,848,000)    14,710,000     (2,960,000)
                                      --------------------------------------------------------------------------------------------
                                      NET INCREASE (DECREASE) IN CASH AND
                                      CASH EQUIVALENTS                                 (13,330,000)    11,588,000     (4,268,000)

                                      CASH AND CASH EQUIVALENTS, BEGINNING
                                      OF YEAR                                           22,785,000     11,197,000     15,465,000
                                      --------------------------------------------------------------------------------------------
                                      CASH AND CASH EQUIVALENTS, END OF YEAR          $  9,455,000   $ 22,785,000   $ 11,197,000

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS              [LOGO] DRS TECHNOLOGIES


Diagnostic/Retrieval Systems, Inc. and Subsidiaries d.b.a. DRS Technologies,
Inc.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Presentation

The Consolidated Financial Statements include the accounts of Diagnostic/Retrieval Systems, Inc. d.b.a. DRS Technologies, Inc., its subsidiaries, all of which are wholly owned, a joint venture consisting of an 80% controlling partnership interest and a joint venture consisting of a 90% controlling partnership interest (the Company). All significant intercompany transactions and balances have been eliminated in consolidation. Certain items in the fiscal 1996 and 1995 consolidated financial statements have been reclassified to conform to the fiscal 1997 presentation.

B. Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

In fiscal 1996, the Company obtained a standby letter of credit to secure progress payments received under a certain contract. As of March 31, 1996, this letter of credit was collateralized by $1.2 million in cash. In fiscal 1997, this letter of credit was replaced with an uncollateralized letter of credit, issued in connection with the closing of the Company's revolving line of credit (see Note 6).

C. Revenue Recognition

Revenues related to long-term, firm fixed-price contracts, which principally provide for the manufacture and delivery of finished units, are recognized as shipments are made. The estimated profits applicable to such shipments are recorded pro rata based upon estimated total profit at completion of the contracts. Revenues for commercial product sales also are recognized upon shipment.

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

Revenues recognized under the cost-to-cost percentage-of-completion basis during fiscal 1997, 1996 and 1995 approximated 7%, 10% and 16% of total revenues, respectively, with remaining revenues recognized as delivery of finished units is made, or as costs are incurred under cost-reimbursement contracts. Included in revenues for fiscal 1997, 1996 and 1995 were $12,995,000, $12,051,000 and
$18,771,000, respectively, of customer-sponsored research and development.

Revisions in profit estimates are reflected in the year in which the facts, which require the revisions, become known, and any estimated losses and other future costs are accrued in full.

Approximately 71%, 78% and 84% of the Company's revenues in fiscal 1997, 1996 and 1995, respectively, were derived directly or indirectly from defense-industry contracts with the United States Government (principally the U.S. Navy).

D. Inventories

Commercial and other non-contract inventories are stated at the lower of cost (which includes material, labor and manufacturing overhead) or net realizable value. Costs accumulated under contracts are stated at actual cost, not in excess of estimated net realizable value, including, for long-term government contracts, applicable amounts of general and administrative expenses which include research and development costs, where such costs are recoverable under customer contracts.

In accordance with industry practice, inventories include amounts relating to contracts having production cycles longer than one year, and a portion thereof will not be realized within one year.

E. Depreciation and Amortization of Plant and Equipment

Depreciation and amortization have been provided on the straight-line method. The ranges of estimated useful lives are: office furnishings, motor vehicles and equipment, 3-10 years; building and building improvements, 15-40 years; and leasehold improvements, over the shorter of the estimated useful lives or the life of the lease.

Maintenance and repairs are charged to operations as incurred; renewals and betterments are capitalized. The cost of assets retired, sold or otherwise disposed of are removed from the accounts, and any gains or losses thereon are reflected in results of operations.

F. Intangible Assets

Substantially all intangible assets consist of intangibles resulting from acquisitions and represent the excess of cost of the investments over the fair values of the underlying net assets at the dates of investment. All intangibles are being amortized on the straight-line method over three to thirty years.

G. Income Taxes

In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", the Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

H. Fair Value of Financial Instruments

In December 1991, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments" (SFAS 107). SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. Cash and cash equivalents, accounts receivable, accounts payable and certain debt reported in the Consolidated Balance Sheets equal or approximate fair values. The market values as of March 31, 1997 of the Company's 8 1/2% Debentures and 9% Debentures, which are convertible into shares of the Company's Common Stock, are disclosed herein (see Note 6).

I. Impairment of Long-Lived and Intangible Assets

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS 121). The Company adopted SFAS 121 effective April 1, 1996, and its adoption did not have a material impact on the Company's financial position or results of operations. SFAS 121 requires that long-lived assets, certain identifiable intangible assets and goodwill related to those assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Consistent with SFAS 121, the Company's policy is to evaluate the realizability of acquisition-related intangible assets at each balance sheet date, based upon the expectations of non-discounted cash flows and operating income for each subsidiary or acquired business having a material acquisition-related intangible asset balance. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss would be recognized for the difference between the fair value and the carrying amount. Based upon its analysis in fiscal 1997, the Company concluded that no impairment to acquisition-related assets had occurred as of March 31, 1997.

J. Stock-Based Compensation

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" (SFAS 123). This statement requires, among other matters, that companies make pro forma disclosures of net earnings and earnings per share as if the fair value-based method of accounting for stock options, as defined in the statement, had been applied.

As permitted under SFAS 123, the Company applies Accounting Principles Board Opinion No. 25 in accounting for its stock option plans and, accordingly, compensation cost has been recognized for its stock options in the financial statements only as it relates to non-qualified stock options for which the exercise price was less than the fair market value of the Company's Common Stock as of the date of grant.

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

L. Earnings per Share

Earnings per share of Common Stock is computed by dividing net earnings by the sum of the weighted averages of all classes of Common Stock outstanding during each period. The computation of primary and fully diluted earnings per share includes the effect of shares from the assumed exercise of dilutive stock options, computed using the treasury stock method. The computation of fully diluted earnings per share for all periods presented includes the effect of the assumed conversion of the Company's 9% Senior Subordinated Convertible Debentures due 2003 (the 9% Debentures). In addition, beginning with the fiscal quarter ended March 31, 1996, the computation of fully diluted earnings per share includes the effect of the assumed conversion of the Company's 8 1/2% Convertible Subordinated Debentures due 1998 (the 8 1/2% Debentures). The 8 1/2% Debentures were not included in the computation for any of the prior periods presented, as their effect on earnings per share was antidilutive.

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). This statement simplifies the current standards for computing earnings per share
(EPS), as specified in Accounting Principles Board Opinion No. 15, "Earnings per Share" (APB 15). Under SFAS 128, the presentation of primary EPS will be replaced by the presentation of basic EPS. For companies with complex capital structures, the presentation of fully diluted EPS will be replaced by diluted EPS. Diluted EPS is computed similarly to fully diluted EPS, pursuant to APB 15. The Company will adopt this standard in fiscal 1998 beginning with the fiscal quarter ending December 31, 1997, and its adoption is not expected to have a material impact on reported earnings per share for future or restated prior periods.

NOTE 2: ACCOUNTS RECEIVABLE

The component elements of accounts receivable, net are as follows:

MARCH 31,                                                1997             1996
--------------------------------------------------------------------------------
U.S. GOVERNMENT:

Amounts billed                                    $ 4,062,000      $ 6,126,000

Recoverable costs and accrued profit
on progress completed, not billed                   2,817,000        2,200,000
--------------------------------------------------------------------------------
                                                    6,879,000        8,326,000
--------------------------------------------------------------------------------
OTHER DEFENSE CONTRACTS:

Amounts billed                                     10,777,000        5,224,000

Recoverable costs and accrued profit
on progress completed, not billed                     952,000        6,453,000
--------------------------------------------------------------------------------
                                                   11,729,000       11,677,000
--------------------------------------------------------------------------------
OTHER TRADE RECEIVABLES:                            5,735,000        2,939,000
--------------------------------------------------------------------------------
TOTAL                                             $24,343,000      $22,942,000
--------------------------------------------------------------------------------

Generally, no accounts receivable arise from retainage provisions in contracts. The Company receives progress payments on certain contracts from the U.S. Government of between 75-100% of allowable costs incurred; the remainder, including profits and incentive fees, if any, is billed upon delivery and final acceptance of the product. In addition, the Company may bill based upon units delivered.

NOTE 3: INVENTORIES

Inventories are summarized as follows:

MARCH 31,                                             1997                 1996
--------------------------------------------------------------------------------
Work-in-process                               $ 38,601,000         $ 44,795,000

Raw material                                     4,013,000            3,680,000
--------------------------------------------------------------------------------
                                                42,614,000           48,475,000

Less progress payments                         (17,445,000)         (29,026,000)
--------------------------------------------------------------------------------
TOTAL                                         $ 25,169,000         $ 19,449,000

General and administrative costs included in work-in-process were $9,449,000 and $9,865,000 at March 31, 1997 and 1996, respectively. General and administrative costs included in costs and expenses amounted to $31,599,000, $21,956,000 and $17,681,000 in fiscal 1997, 1996 and 1995, respectively. Included in those amounts are expenditures for internal research and development, amounting to approximately $3,852,000, $649,000 and $795,000 in fiscal 1997, 1996 and 1995, respectively.

NOTE 4: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at March 31, 1997 and 1996 are summarized as follows:

MARCH 31,                                                1997             1996
--------------------------------------------------------------------------------
Land                                              $ 1,350,000      $ 1,350,000

Building and building
improvements                                        2,427,000        2,389,000

Office furnishings and
equipment                                           4,165,000        3,916,000

Laboratory and production
equipment                                          25,075,000       19,946,000

Motor vehicles                                        127,000          226,000

Computer equipment                                  8,878,000        7,534,000

Leasehold improvements                              6,264,000        6,574,000
--------------------------------------------------------------------------------
TOTAL                                             $48,286,000      $41,935,000

Depreciation and amortization of plant and equipment amounted to $3,542,000, $2,311,000 and $1,833,000 in fiscal 1997, 1996 and 1995, respectively.

In fiscal 1997 and 1996, the Company financed approximately $1,594,000 and $389,000, respectively, of capital expenditures with long-term notes and other available lines of credit (see Note 6).

NOTE 5: ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

The component elements of accounts payable and other current liabilities are as follows:

MARCH 31,                                                1997             1996
--------------------------------------------------------------------------------
Payrolls, other compensation and
related expenses                                 $  4,427,000     $  3,955,000

Short-term bank debt                                1,994,000        1,000,000

Income taxes payable                                1,959,000        1,887,000

Losses and future costs accrued
on uncompleted contracts                            2,204,000        3,850,000

Other                                               4,516,000        5,474,000
--------------------------------------------------------------------------------
                                                   15,100,000       16,166,000

Accounts payable                                   10,163,000       15,758,000
--------------------------------------------------------------------------------
TOTAL                                             $25,263,000      $31,924,000

The weighted average interest rate on short-term bank debt was 7.3% and 9.3% at March 31, 1997 and 1996, respectively (see Note 6).

NOTE 6: LONG-TERM DEBT

A summary of long-term debt is as follows:

MARCH 31,                                                1997              1996
--------------------------------------------------------------------------------

9% senior subordinated convertible
debentures due October 1, 2003                    $25,000,000       $25,000,000

8 1/2% convertible subordinated
debentures due August 1, 1998                       4,992,000         4,992,000

Variable rate industrial revenue
bonds due January 1, 1998                           1,595,000         1,695,000

Other obligations                                   1,469,000         1,647,000
--------------------------------------------------------------------------------
                                                   33,056,000        33,334,000
Less current installments of
long-term debt                                      2,255,000           726,000
--------------------------------------------------------------------------------
TOTAL                                             $30,801,000       $32,608,000

The 9% Debentures were issued in fiscal 1996 for an aggregate principal amount of $25,000,000. These Debentures are convertible at their face amount any time prior to maturity into shares of Common Stock (see Note 8), unless previously redeemed, at a conversion price of $8.85 per share, subject to adjustment under certain circumstances. As of October 1, 1998, the 9% Debentures will be redeemable at the option of the Company, in whole or in part, together with accrued interest to the redemption date, at a redemption price of 105% of face value, diminishing by one percent each year to 100% on or after the fifth anniversary of such initial redemption date. There is no sinking fund requirement associated with the 9% Debentures.

The 9% Debentures are subordinated to the prior payment of principal and interest on all senior indebtedness of the Company, and are senior in right of payment to the Company's 8 1/2% Debentures. The indenture for the 9% Debentures contains certain restrictions, including a restriction on the payment of dividends on the capital stock of the Company, a limitation on the issuance of additional debt and certain other restrictions. Under the indenture, the Company also is required to maintain a minimum level of consolidated net worth. As of March 31, 1997, the Company was in compliance with these covenants.

The 8 1/2% Debentures are convertible at their face amount any time prior to maturity into shares of Common Stock of the Company (see Note 8), unless previously redeemed, at a conversion price of $15.00 per share, subject to adjustment under certain conditions. The 8 1/2% Debentures currently are redeemable at the option of the Company, in whole or in part, at face value, together with interest accrued to the redemption date. As of March 31, 1997, the Company had repurchased $20,008,000 of the 8 1/2% Debentures and has satisfied all sinking fund requirements under the related indenture.

The 8 1/2% Debentures are subordinate to the prior payment in full of the principal and interest on all senior indebtedness of the Company. The indenture contains certain dividend payment and other restrictions. As of March 31, 1997, the Company was in compliance with these covenants.

The 8 1/2% Debentures and the 9% Debentures are listed for trading on the American Stock Exchange. As of March 31, 1997, the aggregate market values, based on closing prices, of the principal amount of the outstanding 8 1/2% Debentures and 9% Debentures were approximately $5,004,000 and $34,000,000, respectively.

The variable rate demand industrial development revenue refunding bonds (Bonds) were issued to refinance a prior bond issue, which provided funds for the construction of the manufacturing facilities of DRS Photronics, Inc. (Photronics), a wholly-owned subsidiary of the Company. All property, plant and equipment acquired or constructed from the proceeds of the original bonds collateralizes the obligation, and payment of the principal and interest and premium (if any) on the Bonds is further secured by the unconditional guaranty of the Company. The Bonds are supported by an irrevocable, direct-pay letter of credit. The Company has collateralized the letter of credit with accounts receivable and also has agreed to certain financial covenants. A default under the Bonds constitutes a default on the 8 1/2% Debentures and the 9% Debentures.

As a result of the issuance of the $25,000,000 aggregate principal amount of 9% Debentures in fiscal 1996, the ratio of consolidated tangible net worth to total debt (Debt Ratio), as defined under the related letter of credit agreement, was below the required minimum ratio at March 31, 1997 and 1996. The Company has obtained a waiver, expiring on the maturity date of the Bonds, from the issuing bank of the required Debt Ratio and is in compliance with all covenants under the letter of credit.

Interest on the Bonds is payable at a daily rate determined to be necessary under prevailing market conditions to enable the Bonds to be sold at a price equal to 100% of the principal amount thereof plus accrued interest. Such rate was 3.2% and 3.1% at March 31, 1997 and 1996, respectively. At the option of the Company, the interest rate payable on the Bonds may be changed to a weekly or fixed rate.

On May 31, 1996, the Company entered into a revolving line of credit loan agreement with Mellon Bank, N.A. (Mellon Bank) for a three-year $15 million unsecured revolving line of credit (Line of Credit), available for working capital borrowings and letters of credit. As of March 31, 1997, approximately $5.3 million was outstanding against the Line of Credit, of which $2.3 million was contingently payable under letters of credit. Approximately $560,000 of debt outstanding under the Line of Credit was classified as long-term debt at March 31, 1997.

On December 6, 1996, the Company entered into a $5 million secured equipment line of credit/term loan agreement with Mellon Bank (Equipment Facility). The Equipment Facility is available for equipment purchases made through June 30, 1999. At March 31, 1997, there were no outstanding borrowings against the Equipment Facility.

The Line of Credit and the Equipment Facility contain certain covenants and restrictions, including a restriction on the payment of dividends on the capital stock of the Company, a limitation on the issuance of additional debt and certain other restrictions. As of March 31, 1997, the Company was in compliance with these covenants.

Cash payments for interest during fiscal 1997, 1996 and 1995 were $3,032,000, $1,169,000 and $1,237,000, respectively.

The aggregate maturities of long-term debt for the five years ending March 31, 2002 are as follows: 1998, $2,255,000; 1999, $5,571,000; 2000, $230,000; 2001,
$0; and 2002, $0.

NOTE 7: INCOME TAXES

Income tax expense consists of:

YEARS ENDED MARCH 31,                    1997             1996             1995
--------------------------------------------------------------------------------
CURRENT:
   Federal                        $ 2,673,000      $ 2,421,000      $ 1,498,000
   State                              247,000          362,000          128,000
--------------------------------------------------------------------------------
                                    2,920,000        2,783,000        1,626,000
--------------------------------------------------------------------------------
DEFERRED:
   Federal                            596,000          602,000          172,000
   State                              105,000         (761,000)        (146,000)
--------------------------------------------------------------------------------
                                      701,000         (159,000)          26,000
--------------------------------------------------------------------------------
TOTAL                             $ 3,621,000      $ 2,624,000      $ 1,652,000

Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 1997 and 1996 are as follows:

MARCH 31,                                                  1997            1996
--------------------------------------------------------------------------------
DEFERRED TAX ASSETS:

State net operating loss carryforwards              $ 2,774,000     $ 2,786,000

Inventory capitalization                              1,361,000       2,316,000

Costs accrued on uncompleted contracts                1,063,000       1,470,000

Other                                                 1,443,000       1,063,000
--------------------------------------------------------------------------------

Total gross deferred tax assets                       6,641,000       7,635,000

Less valuation allowance                             (1,411,000)     (1,419,000)
--------------------------------------------------------------------------------
NET DEFERRED TAX ASSETS                               5,230,000       6,216,000
--------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:

Depreciation and amortization                         4,012,000       3,834,000

General and administrative costs                      3,584,000       4,035,000
Federal impact of the state benefits                    727,000         731,000

Other                                                   487,000         495,000
--------------------------------------------------------------------------------
Total gross deferred tax liabilities                  8,810,000       9,095,000
--------------------------------------------------------------------------------
NET DEFERRED TAX LIABILITIES                        $ 3,580,000     $ 2,879,000

A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company has established a valuation allowance for a portion of the deferred tax asset attributable to state net operating loss carryforwards, due to the uncertainty of future Company earnings attributable to various states and the status of applicable statutory regulation that could limit or preclude utilization of these benefits in future periods. A deferred tax liability of $213,000 and $272,000 is included in Accounts Payable and Other Current Liabilities in the Consolidated Balance Sheets as of March 31, 1997 and 1996, respectively. At March 31, 1997, approximately $28,389,000 of state net operating loss carryforwards, which will expire between fiscal years 1998 and 2012, were available in various tax jurisdictions.

A reconciliation of the statutory Federal income tax rate to the effective tax rate follows:

YEARS ENDED MARCH 31,                                1997       1996       1995
--------------------------------------------------------------------------------
Statutory tax rate                                     34%        34%        34%
State income tax, net of Federal
income tax benefit                                      3          4          3
Amortization of intangible assets                       1          1          1
Other                                                   1         --          1
--------------------------------------------------------------------------------
TOTAL                                                  39%        39%        39%

The provision for income taxes includes all estimated income taxes payable to Federal and state governments, as applicable.

Cash payments for income taxes during fiscal 1997, 1996 and 1995 amounted to $2,813,000, $2,809,000 and $1,723,000, respectively.

NOTE 8. COMMON STOCK, STOCK OPTION PLANS AND EMPLOYEE BENEFIT PLANS

Prior to April 1, 1996, the Company had three authorized classes of stock: a class consisting of 10,000,000 shares of Class A Common Stock, a class consisting of 20,000,000 shares of Class B Common Stock, and a class consisting of 2,000,000 shares of Preferred Stock (none of which has been issued). The holders of Class A and Class B Common Stock were entitled to one vote per share and one-tenth vote per share, respectively.

On March 26, 1996, the stockholders of the Company approved an Amended and Restated Certificate of Incorporation (the Restated Certificate), which amended and restated the Company's certificate primarily to effect a reclassification (the Reclassification) of each share of Class A and Class B Common Stock into one share of Common Stock of the Company. The Reclassification became effective April 1, 1996.

The following table presents the capital structure of the Company prior to the Reclassification. The summarized totals have been used in the Consolidated Statements of Stockholders' Equity for presentation purposes to give effect to the Reclassification as if it had been completed on March 31, 1994:

                                                                        Number of Shares
                                                      -----------------------------------------------------
                       Common Stock, $.01 par Value   Authorized    Issued    Held in Treasury  Outstanding
                       ------------------------------------------------------------------------------------
As of March 31, 1994   Class A                        10,000,000   3,674,963       423,419       3,251,544
                       Class B                        20,000,000   2,105,528        21,440       2,084,088
                       ------------------------------------------------------------------------------------
                                                      30,000,000   5,780,491       444,859       5,335,632

As of March 31, 1995   Class A                        10,000,000   3,699,963       432,639       3,267,324
                       Class B                        20,000,000   2,163,253        21,619       2,141,634
                       ------------------------------------------------------------------------------------
                                                      30,000,000   5,863,216       454,258       5,408,958

As of March 31, 1996   Class A                        10,000,000   3,739,963       432,639       3,307,324
                       Class B                        20,000,000   2,223,603        65,795       2,157,808
                       ------------------------------------------------------------------------------------
                                                      30,000,000   5,963,566       498,434       5,465,132

As a result of the Reclassification, the 8 1/2% Debentures and 9% Debentures are now convertible into an equivalent number of shares of Common Stock. Also, options granted under the Company's 1991 Stock Option Plan are now exercisable for an equivalent number of shares of Common Stock.

On February 7, 1991, the Board adopted the 1991 Stock Option Plan (Stock Option
Plan), which authorized the issuance of up to 600,000 shares of Common Stock. The Stock Option Plan was approved by the Company's stockholders on August 8, 1991. Under the terms of the Stock Option Plan, options to purchase shares of Common Stock may be granted to key employees, directors and consultants of the Company. Options granted under the Stock Option Plan are at the discretion of the Board (Stock Option Committee) and may be incentive stock options or non-qualified stock options, except that incentive stock options may be granted only to employees. The option price is determined by the Stock Option Committee and must be a price per share which is not less than the par value per share of the Common Stock, and in the case of an incentive stock option, may not be less than the fair-market value of the Common Stock on the date of the grant. Options may be exercised during the exercise period, as determined by the Stock Option Committee, except that no option may be exercised within six months of its grant date, and in the case of an incentive stock option, generally, the exercise period may not exceed ten years from the date of the grant. As of March 31, 1997, 149,550 shares were reserved for future grants under the Stock Option Plan.

On June 17, 1996, the Board adopted, and on August 7, 1996, the stockholders approved, the 1996 Omnibus Plan (Omnibus Plan). An aggregate of 500,000 shares of Common Stock is reserved for issuance under this plan, subject to adjustment under certain circumstances. Awards under the Omnibus Plan are at the discretion of the Stock Option Committee and may be made in the form of (i) incentive stock options, (ii) non-qualified stock options, (iii) stock appreciation rights, (iv) restricted stock, (v) phantom stock, (vi) stock bonuses, and (vii) other awards. Awards may be granted to employees, officers, directors and consultants of the Company. The total number of shares of the Company's stock subject to awards granted to any participant of this plan during any tax year of the Company may not exceed 200,000 shares. The Omnibus Plan also provides for automatic grants of non-qualified stock options to non-employee directors of the Company. Unless the Stock Option Committee expressly provides otherwise, options granted under the Omnibus Plan are not exercisable prior to one year after the date of grant and become exercisable as to 25% of the shares granted on each of the first four anniversaries of the date of grant. The Stock Option Committee will determine each option's expiration date provided, however, that no incentive stock option may be exercised more than ten years after the date of grant. Additionally, the Stock Option Committee will establish the option price provided, however, that in the case of an incentive stock option, the option price may not be set below the market value of a share of the Company's Common Stock on the date of grant. As of March 31, 1997, 334,100 shares were reserved for future grants under the Omnibus Plan.

Pursuant to the terms of exercise under the grant, the excess of the fair-market value of shares under option at the date of grant over the option price may be charged to unamortized restricted stock compensation or to earnings as compensation expense and credited to additional paid-in capital. The unamortized restricted stock compensation, if any, is charged to expense as the options become exercisable, in accordance with the terms of the grant. The amount of compensation charged to earnings in fiscal 1997, 1996 and 1995 was $80,000, $81,000 and $106,000, respectively, and related solely to options granted under the Stock Option Plan.

When stock is issued on exercise of options, the par value of each share ($.01) is credited to Common Stock and the remainder of the option price is credited to paid-in capital. No charge is made to operations.

A summary of all transactions under the Stock Option and Omnibus Plans follows:

                                                                            Number of Shares  Weighted Average
                                                                            of Common Stock    Exercise Price
                                ------------------------------------------------------------------------------
Outstanding at March 31, 1994   (of which 159,913 shares were exercisable)      339,350            $2.25

                                Granted                                         150,000            $3.30

                                Exercised                                       (82,725)           $2.22

                                Expired                                         (17,000)           $1.68
                                ------------------------------------------------------------------------------
Outstanding at March 31, 1995   (of which 185,425 shares were exercisable)      389,625            $2.68

                                Granted                                         159,000            $7.56

                                Exercised                                      (100,350)           $2.40

                                Expired                                         (11,475)           $2.66
                                ------------------------------------------------------------------------------
Outstanding at March 31, 1996   (of which 137,100 shares were exercisable)      436,800            $4.52

                                Granted                                         165,900            $9.88

                                Exercised                                       (44,220)           $2.29

                                Expired                                         (17,700)           $5.03
                                ------------------------------------------------------------------------------
Outstanding at March 31, 1997   (of which 218,280 shares were exercisable)      540,780            $6.33

Information regarding all options outstanding at March 31, 1997 follows:

                                                                Options Outstanding                       Options Exercisable
                                                --------------------------------------------------   ----------------------------
                                                                                  Weighted Average
                                                Number of   Weighted Average          Remaining      Number of   Weighted Average
                                                 0ptions     Exercise Price       Contractual Life     Options    Exercise Price
                          -------------------------------------------------------------------------------------------------------
Range of Exercise Prices  Less than $5.00        232,880        $  2.94              1.9 years        149,480          $2.93

                          $5.00 - $9.99          297,900        $  8.83              8.9 years         68,800          $7.75

                          Greater than $9.99      10,000        $ 10.88              9.8 years             --          $  --
                          -------------------------------------------------------------------------------------------------------
                          Total                  540,780        $  6.33              5.9 years        218,280          $4.45

Pro forma information regarding net earnings and earnings per share, as required by SFAS No. 123, has been determined as if the Company had accounted for its employee stock options under the fair-value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 1997 and 1996: risk-free interest rate of 6.5%; dividend yield of 0%; volatility factor related to the expected market price of the Company's Common Stock of .2764; and weighted-average expected option life of five years. The weighted-average fair values of options granted during fiscal 1997 and 1996 were $3.68 and $3.31, respectively. For purposes of pro forma disclosures, the options' estimated fair values are amortized to expense over the options' vesting periods. Accordingly, the pro forma results for fiscal 1997 and 1996 presented below include 49% and 6%, respectively, of the total pro forma expense for options awarded in each year. The pro forma amounts may not be representative of the effects on reported earnings for future years. The Company's pro forma information follows:

                                                             1997           1996
--------------------------------------------------------------------------------
Pro forma net earnings                                  $   5,446      $   4,077
Pro forma earnings per common share
   Primary                                              $     .95      $     .72
   Fully diluted                                        $     .81      $     .69

The Company also maintains defined contribution plans covering substantially all full-time eligible employees. The Company's contributions to these plans for fiscal 1997, 1996 and 1995 amounted to $629,000, $414,000 and $365,000, respectively.

On February 1, 1996, the Company established a Supplemental Executive Retirement Plan (the SERP) for the benefit of certain key executives. Pursuant to the SERP, the Company will provide retirement benefits to each key executive, based on years of service and final average annual compensation as defined therein. In addition, the Company will advance premiums for life insurance policies providing a death benefit equal to five times the participants' salary at time of death. In the event of a change in control, as defined therein, benefits become fully vested. The SERP is non-contributory and unfunded. Benefits under the SERP currently are being funded from working capital. As of March 31, 1997 and 1996, the Company's liability for benefits accrued under the SERP was approximately $1,060,000 and $876,000, respectively, and is included in Other Liabilities in the Consolidated Balance Sheets. Charges of $270,000 and $45,000 relating to the SERP were included in the results of operations for fiscal 1997 and 1996, respectively.

NOTE 9. COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTIONS

At March 31, 1997, the Company was party to various noncancellable operating leases (principally for administration, engineering and production facilities) with minimum rental payments as follows:

--------------------------------------------------------------------------------
1998                                                                 $ 3,065,000
1999                                                                   2,762,000
2000                                                                   2,451,000
2001                                                                   1,471,000
2002                                                                     762,000
Thereafter                                                             1,779,000
--------------------------------------------------------------------------------
TOTAL                                                                $12,290,000

It is not certain as to whether the Company will negotiate new leases as existing leases expire. Determinations to that effect will be made as existing leases approach expiration and will be based on an assessment of the Company's capacity requirements at that time.

Total rent expense aggregated $3,237,000, $3,115,000 and $2,490,000 in fiscal 1997, 1996 and 1995, respectively.

In April 1984, the Board of Directors approved a lease agreement with LDR Realty Co. (wholly owned by the former Chairman of the Board of Directors and former President) for additional office and manufacturing space for the Company. The current LDR lease is for a ten-year term expiring May 31, 1998 at a net annual rental of $233,000. The Company is required to pay all real-estate taxes, maintenance and repairs to the facility.

Effective July 20, 1994, the Company entered into an Employment, Non-Competition and Termination Agreement (the Gross Agreement) and a Stock Purchase Agreement (the Stock Purchase Agreement) with David E. Gross, who retired as President and Chief Technical Officer of the Company on May 12, 1994. Under the terms of the Gross Agreement, Mr. Gross will receive a total of $600,000 as compensation for his services under a five-year consulting agreement with the Company and $750,000 as consideration for a five-year non-compete arrangement. The payments are being charged to expense over the five-year term as services are performed and obligations are fulfilled by Mr. Gross. He also will receive, at the conclusion of such initial five-year period, an aggregate of approximately $1.3 million payable over a nine-year period as deferred compensation. The approximate net present value of the deferred compensation payments to be made to Mr. Gross is included in Other Liabilities in the Consolidated Balance Sheets. On July 28, 1994, pursuant to the Stock Purchase Agreement, the Company purchased 659,220 shares of Class A Common Stock and 45,179 shares of Class B Common Stock owned by Mr. Gross for $4.125 and $4.00 per share, respectively, totaling approximately $2.9 million in cash (the Buy-back). These shares subsequently were sold, pursuant to a related registration statement filed with the SEC, at prices of $4.00-$4.125 per share for proceeds totaling approximately $2.9 million.

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

NOTE 10. BUSINESS COMBINATIONS

On November 17, 1994, DRS Ahead Technology, Inc. (Ahead Technology), a second-tier subsidiary of the Company, acquired the net assets of Ahead Technology Corporation (Ahead) for approximately $1.1 million in cash. In addition, Ahead Technology entered into a Covenant and Agreement Not to Compete (the Covenant Agreement), dated October 28, 1994, with the chairman of the board of Ahead. Under the terms of the Covenant Agreement, Ahead Technology agreed to pay a total of approximately $.9 million in cash, consisting of approximately $.4 million paid on the date of the agreement and an additional $.5 million payable in equal monthly installments over a period of five years from the date of the agreement. The acquisition has been accounted for using the purchase method of accounting and, accordingly, Ahead's operating results have been included in the consolidated financial statements of the Company from the date of acquisition. The excess of cost over the estimated fair value of net assets acquired was approximately $.9 million and is being amortized on a straight-line basis over five years, or approximately $.2 million annually. Ahead Technology, now located in San Jose, California, designs and manufactures a variety of consumable magnetic head products used in the production of computer disk drives. Its products include burnish heads, glide heads and specialty test heads.

On July 5, 1995, DRS Optronics, Inc. (Optronics), a second-tier subsidiary of the Company, acquired substantially all of the assets of Opto-Mechanik, Inc.
(OMI), pursuant to a related asset acquisition agreement, for a total of $5.5 million, consisting of $3.7 million in cash and $1.8 million in notes payable (the OMI Asset Acquisition). Professional fees and other costs associated with the acquisition were capitalized as part of the total purchase price. The acquisition of the assets of OMI has been accounted for using the purchase method of accounting. The cost of the acquisition has been allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed. The operating results of Optronics, the acquiring corporation, have been included in the Company's reported operating results since the date of acquisition. Optronics, now located in Palm Bay, Florida, designs and manufactures electro-optical sighting and targeting systems used primarily in military fire control devices and in various weapons systems.

On February 6, 1996, a wholly-owned subsidiary of the Company entered into a partnership with Universal Sonics Corporation and its shareholders (DRS Medical Systems or the Partnership) for the purpose of developing, manufacturing and marketing medical ultrasound imaging equipment. The Company's contribution to the Partnership consisted of $.4 million in cash and certain managerial expertise and manufacturing capabilities, representing a 90% interest in DRS Medical Systems.

On February 9, 1996, Ahead Technology acquired, through a wholly-owned subsidiary, certain assets and assumed certain liabilities (principally, obligations under property leases) of Mag-Head Engineering Company, Inc. (Mag-Head), pursuant to an asset purchase agreement, for approximately $.4 million in cash. Mag-Head produces audio and flight recorder heads.

On June 18, 1996, Ahead Technology acquired, through a wholly-owned subsidiary, substantially all the assets of Vikron, Inc. (Vikron) for approximately $3.7 million in cash. The acquisition has been accounted for using the purchase method of accounting. Accordingly, Vikron's results of operations from April 1, 1996 (the effective date of acquisition) have been included in the Company's reported operating results. The excess of cost over the estimated fair value of net assets acquired was approximately $1.6 million and is being amortized on a straight-line basis over fifteen years. Vikron, located in St. Croix Falls, Wisconsin, manufactures data and recording heads.

On October 24, 1996, Ahead Technology acquired, through a wholly-owned subsidiary, certain assets of Nortronics Company, Inc. (Nortronics) for approximately $2.4 million in cash. The acquisition has been accounted for using the purchase method of accounting. Accordingly, Nortronics' results of operations from July 1, 1996 (the effective date of acquisition) have been included in the Company's reported operating results. Located in Dassel, Minnesota, Nortronics manufactures data and recording heads.

On October 30, 1996, Pacific Technologies, Inc. (PTI), a California corporation, merged with and into a wholly-owned subsidiary of the Company for stock and cash valued at approximately $.5 million. The merger has been accounted for using the purchase method of accounting. Accordingly, PTI's results of operations from July 1, 1996 (the effective date of the merger) have been included in the Company's reported operating results. Based in San Diego, California, PTI provides systems and software engineering support to the U.S. Navy for the testing of shipboard combat systems.

The financial position and results of operations of the aforementioned acquired businesses were not significant to those of the Company as of their respective effective dates of acquisition.

Effective February 26, 1997, Ahead Technology and all its subsidiaries were merged to form a single legal entity. The Company currently is integrating these operations in order to gain operational efficiencies and to further streamline its manufacturing operations.

The Company continues to seek acquisition opportunities consistent with its business strategy and is engaged in preliminary discussions regarding several other potential acquisitions. There can be no assurance, however, that definitive agreements will be reached or that any further acquisitions will be consummated.

NOTE 11. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth unaudited quarterly financial information for fiscal 1997 and 1996:

                                                              First Quarter
                                                         1997               1996
--------------------------------------------------------------------------------
Revenues                                          $27,423,000        $17,279,000

Operating income                                  $ 2,468,000        $ 1,314,000

Income taxes                                      $   716,000        $   420,000

Net earnings                                      $ 1,120,000        $   656,000

Net earnings per share of
common stock

   Primary                                        $       .20        $       .12

   Fully diluted                                  $       .18        $       .12

                                                             Second Quarter
                                                         1997               1996
--------------------------------------------------------------------------------
Revenues                                          $33,440,000        $22,786,000

Operating income                                  $ 3,032,000        $ 1,844,000

Income taxes                                      $   893,000        $   584,000

Net earnings                                      $ 1,396,000        $   915,000

Net earnings per share of
common stock

   Primary                                        $       .24        $       .16

   Fully diluted                                  $       .21        $       .16

                                                              Third Quarter
                                                         1997               1996
--------------------------------------------------------------------------------
Revenues                                          $38,379,000        $25,563,000

Operating income                                  $ 3,254,000        $ 2,181,000

Income taxes                                      $   898,000        $   590,000

Net earnings                                      $ 1,406,000        $   924,000

Net earnings per share of
common stock

   Primary                                        $       .24        $       .16

   Fully diluted                                  $       .21        $       .16

                                                             Fourth Quarter
                                                         1997               1996
--------------------------------------------------------------------------------
Revenues                                          $44,336,000        $35,826,000

Operating income                                  $ 3,828,000        $ 3,208,000

Income taxes                                      $ 1,114,000        $ 1,030,000

Net earnings                                      $ 1,741,000        $ 1,608,000

Net earnings per share of
common stock

   Primary                                        $       .30        $       .28

   Fully diluted                                  $       .24        $       .23

COMMON STOCK

Diagnostic/Retrieval Systems, Inc. and Subsidiaries d.b.a. DRS Technologies,
Inc.

                                FISCAL 1997               Fiscal 1996
--------------------------------------------------------------------------------
As traded on the                            Class A               Class B
American Stock                         ------------------   --------------------
Exchange            HIGH      LOW       High       Low       High      Low
--------------------------------------------------------------------------------
First Quarter      11 5/8    7 1/4     6 5/8      4 3/4     6 13/16    4 7/8

Second Quarter     11 5/8    8 3/8     7 13/16    6 3/16    7 7/8      5 3/4

Third Quarter      12 1/2    9 1/4     8          7         7 7/8      6 3/4

Fourth Quarter     13        10 1/8    8 11/16    7 7/16    8 3/4      7 3/8

Effective April 1, 1996, the stockholders of the Company approved a reclassification of each share of the Company's Class A and Class B Common Stock into one share of Common Stock (the Reclassification). (See Note 8 of Notes to Consolidated Financial Statements.)

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

As of June 3, 1997, the Common Stock of the Company was held by 321 stockholders of record.

INDEPENDENT AUDITORS' REPORT

Diagnostic/Retrieval Systems, Inc. and Subsidiaries d.b.a. DRS Technologies,
Inc.

[LOGO] KPMG Peat Marwick LLP

To the Board of Directors and Stockholders,
Diagnostic/Retrieval Systems, Inc. d.b.a. DRS Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of Diagnostic/Retrieval Systems, Inc. and subsidiaries d.b.a. DRS Technologies, Inc. as of March 31, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diagnostic/Retrieval Systems, Inc. and subsidiaries d.b.a. DRS Technologies, Inc. as of March 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1997 in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP


Short Hills, New Jersey
May 9, 1997