Form 10-K, Exhibit 13
period 1998-03-31
DRS TECHNOLOGIES INC
filed 1998-06-29
CIK 28630


DRS Technologies, Inc. and Subsidiaries
---------------------------------------------------------------------------------------------------------------------------------

SELECTED FINANCIAL DATA



Years ended March 31,                             1998              1997               1996             1995              1994
----------------------------------------------------------------------------------------------------------------------------------

SUMMARY OF OPERATIONS
Revenues .................................    $190,854,000      $143,578,000       $101,454,000      $69,930,000       $57,820,000
Cost and expenses ........................     176,595,000       130,996,000         92,907,000       64,836,000        54,372,000
----------------------------------------------------------------------------------------------------------------------------------
Operating income .........................      14,259,000        12,582,000          8,547,000        5,094,000         3,448,000
Interest and related expenses ............      (5,098,000)       (3,592,000)        (2,681,000)      (1,372,000)       (1,574,000)
Interest and other income, net ...........       1,377,000           698,000            971,000          655,000           802,000
Minority interest ........................        (874,000)         (404,000)          (110,000)        (121,000)           32,000
----------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes .............       9,664,000         9,284,000          6,727,000        4,256,000         2,708,000
Income taxes .............................       3,292,000         3,621,000          2,624,000        1,652,000         1,093,000
----------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS .............................    $  6,372,000      $  5,663,000       $  4,103,000      $ 2,604,000       $ 1,615,000

PER-SHARE DATA(1)
Basic earnings per share .................    $       1.13      $       1.03       $       0.75      $      0.51       $      0.30
Diluted earnings per share ...............    $       0.93      $       0.84       $       0.69      $      0.50       $      0.30
Book value per share .....................    $       7.16      $       5.90       $       4.86      $      4.16       $      3.70

SUMMARY OF FINANCIAL POSITION
Working capital ..........................    $ 42,126,000      $ 32,838,000       $ 33,990,000      $20,317,000       $19,803,000
Net property, plant and equipment ........    $ 22,972,000      $ 19,987,000       $ 16,191,000      $ 9,849,000       $ 8,893,000
Total assets .............................    $163,473,000      $ 97,673,000       $ 97,251,000      $64,590,000       $58,836,000
Long-term debt, excluding
  current installments ...................    $ 56,532,000      $ 30,801,000       $ 32,608,000      $11,732,000       $14,515,000
Net stockholders' equity .................    $ 44,335,000      $ 32,987,000       $ 26,566,000      $22,509,000       $19,759,000

FINANCIAL RATIOS
Pretax return on revenues ................             5.1%              6.5%               6.6%             6.1%              4.7%
After tax return on revenues .............             3.3%              3.9%               4.0%             3.7%              2.8%
Return on average stockholders' equity ...            16.5%             19.0%              16.7%            12.3%              8.5%
Current ratio ............................             1.8               2.2                2.0              1.9               2.1
Long-term debt, excluding current
  installments, to capitalization ........            56.0%             48.3%              55.1%            34.3%             42.3%

SUPPLEMENTAL INFORMATION
Capital expenditures .....................    $  6,570,000      $  5,228,000       $  6,331,000      $ 2,543,000       $   988,000
Depreciation and amortization ............    $  7,059,000      $  5,027,000       $  3,170,000      $ 2,480,000       $ 2,558,000
Internal research and development ........    $  4,049,000      $  3,852,000       $    649,000      $   795,000       $   537,000
Employees(2) .............................           1,470             1,107                809              565               548
Revenues per employee(3) .................    $    124,000      $    129,000       $    137,000      $   130,000       $   137,000

----------------

(1)  Earnings per share for all prior-year periods have been restated to conform with the provisions of Statement of Financial
     Accounting Standards No. 128, "Earnings per Share" (See Note 1 of Notes to Consolidated Financial Statements). No cash dividends have been distributed in any of the years in the five-year period ended March 31, 1998.

(2)  Indicates the number of employees at March 31 for each of the fiscal years presented. Included in fiscal 1998, 1997, 1996 and
     1995 are approximately 428, 188, 155 and 46 employees, respectively, from new operations. (See Note 11 of Notes to
     Consolidated Financial Statements.)

(3)  Based on average number of employees.

----------------------------------------------------------------------------------------------------------------------------------


DRS Technologies, Inc. and Subsidiaries
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following is management's discussion and analysis of the consolidated financial condition and results of operations of DRS Technologies, Inc. and subsidiaries (hereinafter, the Company or DRS) as of March 31, 1998 and 1997, and for each of the fiscal years in the three-year period ended March 31, 1998. This discussion should be read in conjunction with the audited consolidated financial statements and related notes.

     The following discussion and analysis contains certain forward looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward looking statements in this report are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Persons reading this report are cautioned that such forward looking statements involve risks and uncertainties that could cause the Company's actual results to differ materially from the results suggested by these forward looking statements. Factors that could cause actual results to differ materially from the forward looking statements include, without limitation, the effect of the Company's acquisition strategy on future operating results; the uncertainty of acceptance of new products and successful bidding for new contracts; the effect of technological changes or obsolescence relating to the Company's products and services; the effects of government regulation or shifts in government policy, as they may relate to the Company's products and services; competition; and other matters referred to in this report.

BUSINESS OVERVIEW

     DRS is a diversified, high-technology company serving government and commercial niche markets worldwide. The Company develops and manufactures a variety of leading edge systems and components used for the processing, display and storage of data. These include combat display workstations, electronic sensor systems, mission recording systems, digital imaging systems, electro-optical systems, ship communications and flight safety systems. The Company also provides a wide range of technical support and depot-level repair services. DRS's defense electronics products serve all branches of the U.S. Armed Services and certain international military forces. The Company's commercial and industrial products are used by the airline, banking, computer disk drive, security, transportation, retail sales and broadcast industries.

     The fiscal year ended March 31, 1998 marked the sixth consecutive year of growth for the Company. Over the past five fiscal years, revenues and net earnings have grown at compounded average annual rates of approximately 35% and 41%, respectively. DRS's revenue growth in fiscal 1998, fueled both internally and through acquisitions, was approximately 33%. The increase in the Company's core business (represented by existing businesses at March 31, 1997) was approximately 23%.

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

COMPANY ORGANIZATION AND PRODUCTS

     DRS is organized into four principal operating segments: the Electronic Systems Group (ESG), the Data Systems Group (DSG), the Electro-Optical Systems Group (EOSG), and Flight Safety and Communications (FS&C).

     ESG designs, manufactures and integrates complex systems using advanced commercial technology to meet the performance and environmental requirements of military customers. Current products include tactical display and processing systems for military ships and aircraft, littoral surveillance systems for coastal and harbor regions, radar and acoustic sensor systems, and low-cost emulators of legacy military systems for test and training support. ESG also provides manufacturing services and technical support services for both DRS products and those of other suppliers.

     DSG utilizes advanced commercial technology to design and manufacture multisensor digital, analog and video data capture and recording products, as well as high-capacity data storage devices for the harsh environments of aerospace and defense applications. Through its commercial operations, DSG also provides a variety of magnetic head products and services used in the commercial aviation, airline, television and audio broadcast, computer disk drive, security, transportation and retail sales industries that test or write and read information on magnetic data storage media.

     EOSG integrates advanced commercial technology with military requirements to design and manufacture advanced electro-optical sighting, targeting, weapons and aircraft optical alignment systems, assemblies and components used primarily in the aerospace and defense industries. The Group is a leader in aircraft boresighting equipment and ultra high-speed digital imaging systems. EOSG also produces night vision and directional devices, as well as eye-safe, laser-based products for military applications.

     FS&C designs and manufactures advanced flight safety systems, naval communications systems and other advanced electronics primarily for defense and commercial aerospace applications. FS&C is a prominent global supplier of deployable aircraft locator beacons and flight data recorders used in emergencies to locate aircraft. Its shipboard communications systems integrate commercial technology and are used in conjunction with surveillance satellites. FS&C also provides custom manufacturing services for complex electronic systems.

ACQUISITIONS AND RELATED ACTIVITIES

     On July 5, 1995, DRS Optronics, Inc. (DRS Optronics), a second-tier subsidiary of the Company, acquired substantially all of the assets of Opto-Mechanik, Inc., pursuant to an asset acquisition agreement, for a total of $5.5 million, consisting of $3.7 million in cash and $1.8 million in notes payable. DRS Optronics, located in Palm Bay, Florida, designs and manufactures electro-optical sighting and targeting systems used primarily in military fire control devices and in various weapons systems.

     On February 6, 1996, a wholly-owned subsidiary of the Company entered into a partnership with Universal Sonics Corporation and its shareholders (DRS Medical Systems or the Partnership) for the purpose of developing, manufacturing and marketing medical ultrasound imaging equipment. The Company's contribution to DRSMedical Systems consisted of $.4 million in cash, certain managerial expertise and manufacturing capabilities, representing a 90% interest in the Partnership. On September 12, 1997, the Company sold substantially all of the net assets of DRS Medical Systems to United States Surgical Corporation for approximately $1.9 million in cash. The sale resulted in a gain of approximately $.1 million and the reversal of accrued obligations of $.3 million. The results of operations of this Partnership were not material to the consolidated operating results of the Company during the periods presented.

     On February 9, 1996, DRS Ahead Technology, Inc. (DRS Ahead Technology) acquired, through a wholly-owned subsidiary, certain assets and assumed certain liabilities (principally, obligations under property leases) of Mag-Head Engineering Company, Inc. (Mag-Head), pursuant to an asset purchase agreement, for approximately $.4 million in cash. Mag-Head produces audio and flight recorder heads.

     On June 18, 1996, DRS Ahead Technology acquired, through a wholly-owned subsidiary, substantially all the assets of Vikron, Inc. (Vikron) for approximately $3.7 million in cash. The excess of cost over the estimated fair value of net assets acquired was approximately $1.6 million and is being amortized on a straight-line basis over fifteen years. Vikron, located in St. Croix Falls, Wisconsin, manufactures data and recording heads.

     On October 24, 1996, DRS Ahead Technology acquired, through a wholly-owned subsidiary, certain assets of Nortronics Company, Inc. (Nortronics) for approximately $2.4 million in cash. Located in Dassel, Minnesota, Nortronics manufactures data and recording heads.

     On October 30, 1996, Pacific Technologies, Inc., a California corporation, merged with and into a wholly-owned subsidiary of the Company for stock and cash valued at approximately $.5 million. Based in San Diego, California and renamed DRS Technical Services, Inc., it provides systems and software engineering support to the U.S. Navy for the testing of shipboard combat systems.

     On May 13, 1997, a subsidiary of the Company acquired approximately 80% of the outstanding equity of Magnetic Heads Company Ltd. (MHC)for approximately $.3 million in cash. Located in Razlog, Bulgaria, MHC, now known as DRS Ahead Technology -- Bulgaria, is a manufacturer and supplier of magnetic recording heads used primarily for commercial applications. In connection with this acquisition, the Company has agreed to make additional investments in DRS Ahead Technology -- Bulgaria totaling approximately $2.3 million over a five-year period. For purposes of this agreement, investments include transfer of technology and related intangible assets, transfer of inventory and other productive assets, employee training and other similar transfers and expenditures.

     On October 29, 1997 (the Closing Date), DRS acquired, through certain of its subsidiaries, the assets of the Applied Systems Division of Spar Aerospace Limited (Spar), a Canadian corporation, and 100% of the stock of Spar Aerospace
(UK) Limited, incorporated under the laws of England and Wales (the Acquisition), pursuant to a purchase agreement (the Agreement) dated as of September 19, 1997 between DRS and Spar. The Company paid approximately $35.4 million in cash for the Acquisition (which included $6.9 million for cash acquired in connection with the transaction), subject to a certain working capital adjustment as provided for in the Agreement. The amount of such working capital adjustment, if any, remains the subject of dispute between DRS and Spar. Although the Company cannot, at this time, predict the outcome of such dispute, management does not expect that its resolution will have a material impact on the Company's consolidated results of operations or financial position. The excess of cost over the estimated fair value of net assets acquired was approximately $20.0 million and is being amortized on a straight-line basis over 30 years. DRS incurred professional fees and other costs related to the Acquisition of approximately $1.5 million, which were capitalized as part of the total purchase price. Purchase price allocation has not yet been finalized, and actual purchase price allocation may differ from that used in these Consolidated Financial Statements. Headquartered in Carleton Place, Ontario, Canada, and operating under the name DRS Flight Safety and Communications, the company has been an international provider of aviation and defense systems for over 30 years. It designs, manufactures and markets sophisticated flight safety systems, naval communications systems and other advanced electronics for government and commercial customers around the world. It also provides custom manufacturing services for complex electronic assemblies and systems.

     On March 10, 1998, a subsidiary of the Company acquired Hadland Photonics Ltd. for approximately $6.5 million in cash. Headquartered in Tring, Hertfordshire, the United Kingdom, and operating under the name DRS Hadland, the company has been a leader in ultra high-speed image capture and analysis for over 40 years. It designs, manufactures and markets ultra high-speed digital imaging cameras and avionics systems, including airborne video recording and ground replay systems, for government and commercial customers worldwide. The excess of cost over the estimated fair value of net assets acquired was approximately $4.0 million and is being amortized on a straight-line basis over 30 years. Purchase price allocation has not yet been finalized, and actual purchase price allocation may differ from that used for purposes of these Consolidated Financial Statements.

     The aforementioned acquisitions have been accounted for using the purchase method of accounting. Accordingly, the results of operations of the acquired businesses were included in the Company's reported operating results from their respective effective dates of acquisition. Except for the Spar Acquisition, the financial position and results of operations of these businesses were not significant to those of the Company as of their respective effective dates of acquisition (see Note 11 of Notes to Consolidated Financial Statements).

     The Company continues to seek acquisition opportunities consistent with its business strategy and is engaged in preliminary discussions regarding several other potential acquisitions. There can be no assurance, however, that definitive agreements will be reached or that any further acquisitions will be consummated.

RESULTS OF OPERATIONS

     The following table sets forth items in the Consolidated Statements of Earnings as a percentage of revenues and the percentage increase or decrease of those items as compared with the prior period:


                                               Percent of Revenues                 Percent Changes
                                        ---------------------------------     ----------------------------
Years Ended March 31,                    1998          1997          1996     1998 vs. 1997  1997 vs. 1996
----------------------------------------------------------------------------------------------------------
Revenues ..........................     100.0%        100.0%        100.0%         32.9%         41.5%
Costs and expenses ................      92.5%         91.2%         91.6%         34.8%         41.0%
----------------------------------------------------------------------------------------------------------
Operating income ..................       7.5%          8.8%          8.4%         13.3%         47.2%
Interest and related expenses .....      (2.7%)        (2.5%)        (2.6%)        41.9%         34.0%
Interest and other income, net ....       0.8%          0.5%          1.0%         97.3%        (28.1%)
Minority interest .................      (0.5%)        (0.4%)        (0.2%)       116.3%        267.3%
----------------------------------------------------------------------------------------------------------
Earnings before income taxes ......       5.1%          6.4%          6.6%          4.1%         38.0%
Income taxes ......................       1.7%          2.5%          2.6%         (9.1%)        38.0%
----------------------------------------------------------------------------------------------------------
Net earnings ......................       3.3%          3.9%          4.0%         12.5%         38.0%


     The following tables set forth, by operating segment, revenues, operating income, operating margin and the percentage increase or decrease of those items as compared with the prior period:



(dollars in thousands)
                                              Years Ended March 31,                  Percent Changes
                                        ---------------------------------     -----------------------------
ESG                                      1998          1997          1996     1998 vs. 1997   1997 vs. 1996
-----------------------------------------------------------------------------------------------------------
Revenues ..........................    $95,054       $81,157       $47,844        17.1%          69.6%
Operating income ..................    $ 9,454       $ 6,348       $ 3,181        48.9%          99.6%
Operating margin ..................        9.9%          7.8%          6.6%       27.2%          17.6%


                                              Years Ended March 31,                  Percent Changes
                                        ---------------------------------     -----------------------------
DSG                                      1998          1997          1996     1998 vs. 1997   1997 vs. 1996
-----------------------------------------------------------------------------------------------------------
Revenues ..........................    $49,310       $33,852       $31,427        45.7%           7.7%
Operating income ..................    $ 2,306       $ 5,231       $ 6,023       (55.9%)        (13.1%)
Operating margin ..................        4.7%         15.5%         19.2%      (69.7%)        (19.4%)


                                              Years Ended March 31,                  Percent Changes
                                        ---------------------------------     ------------------------------
EOSG                                      1998          1997          1996     1998 vs. 1997   1997 vs. 1996
------------------------------------------------------------------------------------------------------------
Revenues ..........................     $31,396       $25,134       $22,122        24.9%          13.6%
Operating income ..................     $ 1,134       $ 1,295       $   781       (12.4%)         65.8%
Operating margin ..................         3.6%          5.2%          3.5%      (29.9%)         45.9%


                                              Years Ended March 31,                  Percent Changes
                                        ---------------------------------     -----------------------------
FS&C                                     1998          1997          1996     1998 vs. 1997   1997 vs. 1996
-----------------------------------------------------------------------------------------------------------
Revenues ..........................     $13,384       $  --         $  --           --             --
Operating income ..................     $ 1,222       $  --         $  --           --             --
Operating margin ..................         9.1%         --            --           --             --



COMPARISON OF FISCAL 1998 WITH FISCAL 1997

     Revenues from ESG for the fiscal year ended March 31, 1998 increased 17.1% to $95.1 million from $81.2 million in fiscal 1997. The revenue growth was attributable primarily to increased shipments of the Group's military display workstations and coastal surveillance systems. ESG's operating income for fiscal 1998 increased 48.9% to $9.5 million, compared with $6.3 million reported in the prior year. Operating margins were 9.9% and 7.8% for the fiscal years ended March 31, 1998 and 1997, respectively. The increase in ESG's operating income and operating margin in fiscal 1998 resulted from the overall increase in revenues, coupled with operating efficiencies and the net cost savings derived from the consolidation and transfer of certain of the Group's military display product lines to its Gaithersburg, Maryland operation.

     Revenues from DSG for the fiscal year ended March 31, 1998 increased 45.7% to $49.3 million from $33.9 million in fiscal 1997. The increase in revenues was attributable primarily to increased shipments of the Group's military data storage and recording products. DSG's operating income for fiscal 1998 decreased 55.9% to $2.3 million, compared with $5.2 million reported a year ago. Operating margins were 4.7% and 15.5% for the fiscal years ended March 31, 1998 and 1997, respectively. The decrease in DSG's operating income and operating margin in fiscal 1998 was the result of revenue mix and increased general and administrative costs associated with the Group's military product lines, principally attributable to higher company-sponsored research and development expenditures during the year for new 8mm recording products. In addition, the Group experienced margin pressure on its commercial magnetic head products. The decline in margin reflected the effects of the decrease in orders in the second half of fiscal 1998, related to the general downturn and consolidation in the computer disk drive industry, the delayed start up of the Group's Bulgarian operation and higher selling, general and administrative costs. The market factors affecting the disk drive industry are expected to continue to impact margins for the Group's commercial product lines during the first half of fiscal 1999.

     Revenues from EOSG for the fiscal year ended March 31, 1998 increased 24.9% to $31.4 million from $25.1 million in fiscal 1997. The increase in revenues was attributable primarily to increased shipments of the Group's electro-optical systems product lines and to revenues from the acquisition of DRSHadland in March 1998. EOSG's operating income for fiscal 1998 decreased 12.4% to $1.1 million, compared with $1.3 million in the prior year. Operating margins were 3.6% and 5.2% for the fiscal years ended March 31, 1998 and 1997, respectively. The decrease in EOSG's operating income and operating margin in fiscal 1998 reflected the effect of restructuring and other costs related to the closure of the Group's Hauppauge, New York facility and relocation of its operations to Oakland, New Jersey.

     Results for fiscal 1998 include those of FS&C from the date of its acquisition in October 1997. Revenues from FS&C were $13.4 million in the fiscal year ended March 31, 1998 and were attributable to shipments of the Group's flight safety and communications products and from contract manufacturing services. FS&C's operating income for fiscal 1998 was $1.2 million and operating margin was 9.1%.

     Consolidated revenues in fiscal 1998 and 1997 included approximately $1.7 million and $3.4 million, respectively, from DRS Medical Systems. Substantially all of the net assets of DRS Medical Systems were sold on September 12, 1997. Operating income of the Partnership was not significant to the consolidated results of operations of the Company in fiscal 1998 and 1997 (see Acquisitions and Related Activities).

     Interest and related expenses increased 41.9% to $5.1 million for the fiscal year ended March 31, 1998, as compared with $3.6 million in the prior fiscal year. The increase was attributable primarily to the increase in debt associated with the acquisition of FS&C and higher average working capital borrowings.

     Interest and other income, net increased by approximately $.7 million, or 97.3%, in fiscal 1998 to $1.4 million. This increase principally was due to the interest earned on higher average cash balances primarily resulting from cash acquired with FS&C.

     Minority interest increased from $.4 million in fiscal 1997 to $.9 million in fiscal 1998. The increase was due to the continued growth of the DRS Laurel Technologies partnership (DRS Laurel), in which the Company has an 80% interest. DRS Laurel manufactures many of the Company's military display workstations.

     The Company's effective tax rates for the fiscal years ended March 31, 1998 and 1997 were 34% and 39%, respectively. The lower effective income tax rate in fiscal 1998 reflects the benefit of the utilization of U.S. Federal capital loss carryforwards against the capital gain resulting from the sale of the Company's Hauppauge, New York facility, combined with the effect of lower overall effective tax rates of newly acquired foreign operations. The provision for income taxes includes all estimated income taxes payable to federal, state and foreign governments, as applicable.

     As a result of the above, net earnings for fiscal 1998 were approximately $6.4 million, up 12.5% from $5.7 million generated in fiscal 1997. Diluted earnings per share of $.93 were 10.7% higher than $.84 per share earned a year ago.

COMPARISON OF FISCAL 1997 WITH FISCAL 1996

     Revenues from ESG for the fiscal year ended March 31, 1997 increased 69.6% to $81.2 million from $47.8 million in fiscal 1996, primarily due to increased shipments of the Group's AN/UYQ-65 military display workstations. ESG's operating income for fiscal 1997 increased 99.6% to $6.3 million, compared with $3.2 million reported in the prior year. Operating margins were 7.8% and 6.6% in the fiscal years ended March 31, 1997 and 1996, respectively. The increase in ESG's operating income resulted from the overall increase in revenues.

     Revenues from DSG for the fiscal year ended March 31, 1997 increased 7.7% to $33.9 million from $31.4 million in fiscal 1996. The increase in revenues resulted from a substantial increase in commercial magnetic head shipments due, in part, to acquisitions completed during fiscal 1997. Higher overall commercial product sales offset lower revenues from shipments of the Group's military data storage and recording products. The decrease in revenues from military products was due primarily to the delayed receipt of orders for certain 8mm products, coupled with the completion, in fiscal 1996, of a contract for mission recorder systems. DSG's operating income for fiscal 1997 decreased 13.1% to $5.2 million, compared with $6.0 million reported in fiscal 1996. Operating margins were 15.5% and 19.2% for the fiscal years ended March 31, 1997 and 1996, respectively. The decrease in DSG's operating income and operating margin in fiscal 1997 was the result of revenue mix and increased general and administrative costs associated with acquisitions. Operating income also included the effect of additional product design and development costs on certain of the Group's 8mm data recording products.

     Revenues from EOSG for the fiscal year ended March 31, 1997 increased 13.6% to $25.1 million from $22.1 million in fiscal 1996. The increase in revenues reflected the full-year impact from revenues attributable primarily to the acquisition of DRS Optronics in July 1995. EOSG's operating income for fiscal 1997 increased 65.8% to $1.3 million, compared with $.8 million in the prior year. Operating margins were 5.2% and 3.5% for the fiscal years ended March 31, 1997 and 1996, respectively. The increase in EOSG's operating income and operating margin in fiscal 1997 reflected the effect of the increase in revenues and improved margins on sales of the Group's multi-platform boresight equipment.

     Consolidated revenues in fiscal 1997 included approximately $3.4 million from DRS Medical Systems; revenues were insignificant in fiscal 1996. Operating income from this operation was immaterial to the consolidated results of operations of the Company in both fiscal years.

     Interest and related expenses increased 34% to $3.6 million for the fiscal year ended March 31, 1997, as compared with $2.7 million in the prior fiscal year. The increase was due to the issuance of the Company's $25.0 million aggregate principal amount of 9% Senior Subordinated Convertible Debentures due 2003 (the 9% Debentures), which were outstanding throughout fiscal 1997 and for a portion of fiscal 1996. A portion of the proceeds from the issuance of the 9% Debentures was used to repurchase approximately $5.0 million of the 8-1/2% Convertible Subordinated Debentures due 1998 (the 8-1/2% Debentures) in the fourth quarter of fiscal 1996, partially offsetting the increase in interest relating to the 9% Debentures.

     Interest and other income, net decreased by approximately $.3 million or 28% in fiscal 1997 to $.7 million. This decrease principally was due to the change in interest earned on lower average cash balances, which resulted from a net use of cash in fiscal 1997, mostly for acquisitions and capital expenditures.

     Minority interest increased from $.1 million in fiscal 1996 to $.4 million in fiscal 1997. The increase was due to the growth of DRS Laurel Technologies.

     The Company's effective tax rate for the fiscal years ended March 31, 1997 and 1996 was 39%. The provision for income taxes included all estimated income taxes payable to federal and state governments, as applicable.

     As a result of the above, net earnings for fiscal 1997 were approximately $5.7 million, up 38% from $4.1 million generated in fiscal 1996. Diluted earnings per share of $.84 were 22% higher than $.69 per share earned the previous year, and reflected the dilutive effect of the assumed conversion of the 9% Debentures issued in fiscal 1996.

FINANCIAL CONDITION AND LIQUIDITY

     On October 29, 1997, the Company entered into a $60 million secured credit facility (the Secured Credit Facility) with Mellon Bank, N.A. (Mellon Bank) consisting of a $20 million term loan (the Term Loan) and a $40 million revolving line of credit (the Secured Line of Credit). The Secured Credit Facility was used to finance the acquisition of DRS Flight Safety and Communications (see Note 11 of Notes to Consolidated Financial Statements) and replaced a previous revolving line of credit and equipment line of credit facility. The Secured Line of Credit is available for working capital, general corporate purposes and acquisitions and expires on March 31, 2003.

     As of March 31, 1998, approximately $48.3 million was outstanding against the Secured Credit Facility, of which $4.9 million was contingently payable under letters of credit, as compared with amounts outstanding under the previous revolving line of credit at March 31, 1997 of $5.3 million and $2.3 million, respectively.

     Working capital as of March 31, 1998 was approximately $42.1 million, as compared with $32.8 million at March 31, 1997. The increase was primarily due to the net effect of higher accounts receivable and inventory levels, offset, in part, by higher accounts payable balances and short-term debt. In addition, the change in working capital reflects the effect of an increase in current installments of long-term debt attributable to the amortization of a portion of the Term Loan and the maturity in fiscal 1999 of the Company's outstanding 8-1/2% Debentures (approximately $1.5 million and $5.0 million, respectively).

     The Company believes that its current working capital position and available bank financing are sufficient to support operational needs in fiscal 1999; however, the Company is assessing certain financing alternatives to support its near-term business objectives.

     Accounts Receivable: Accounts receivable increased approximately $22.9 million in the fiscal year ended March 31, 1998, primarily due to the addition of $10.8 million in accounts receivable from entities acquired during the fiscal year and the increased level of March shipments. The Company receives progress payments on certain contracts from the U.S. Government of between 75-90% of allowable costs incurred. The remainder, including profits and incentive fees, is billed to customers based upon delivery and final acceptance of products and services. The Company also may bill its customers based upon units delivered. Included in accounts receivable at March 31, 1998 is $.8 million arising from retainage provisions in certain contracts with the Canadian government, a portion of which may not be collected within one year.

     Inventories: Inventories increased by approximately $9.0 million in fiscal 1998, net of $4.5million attributable to business acquisitions. The increase in inventories was due primarily to higher overall business volume. In addition, increased material procurement at fiscal year-end, in anticipation of production requirements on several military programs, contributed to the higher inventory balance.

     Debt: Total debt outstanding increased by approximately $34.1 million during the fiscal year ended March 31, 1998 to $69.1 million, primarily due to the borrowings associated with the acquisition of FS&C, offset, in part, by the conversion, in March 1998, of $5.0 million aggregate principal amount of the 9% Debentures.

     Stockholders' Equity: Net stockholders' equity increased by approximately $11.3 million during the fiscal year ended March 31, 1998 to approximately $44.3 million, primarily as a result of net earnings for the fiscal year and the conversion of $5.0 million aggregate principal amount of the 9% Debentures.

     Backlog: Backlog at March 31, 1998 was approximately $177.4 million, as compared with $118.4 million a year ago. The increase was primarily attributable to the significant level of bookings achieved for the year, most notably on display workstations, offset, in part, by the effect of increased revenues. The change in backlog also reflects approximately $23.4 million of acquired backlog from the FS&C and DRS Hadland acquisitions.

     Due to the general nature of defense procurement and contracting, the operating cycle for the Company's military business typically has been long term. Military backlog currently consists of various production and development contracts with varying delivery schedules and project time tables. However, there has been a recent trend in the Company's backlog to include a higher percentage of commercial product orders and Commercial Off-The-Shelf
(COTS)-based systems for the military, both of which favor shorter lead times. Accordingly, revenues for a particular year, or year-to-year comparisons of reported revenues, may not be indicative of future results.

     New contract awards of approximately $228.6 million were booked in fiscal 1998. ESG secured $135.7 million in new contracts, including significant awards of approximately $86.3 million in additional production and engineering contracts for AN/UYQ-70 Advanced Display Systems; $14.7 million for littoral surveillance systems; $8.7 million for AN/SPS-67 Radar Systems; and $6.3 million on the JSTARS program. DSG booked $38.5 million in new business in fiscal 1998, including $24.7 million for its specialty magnetic head products and $4.7 million for 8mm recorders for use on F/A-18 aircraft. Total awards of $28.7 million for EOSG included $7.5 million for high-speed digital imaging systems; $5.0 million to produce upper optics modules for optical laser surgery equipment; and $2.1 million for Multi-Platform Boresight Equipment. FS&C received a total of $22.7 million in awards following the acquisition in October 1997, including approximately $9.6 million for flight incident recorders and locator beacons and $8.2 million for advanced manufacturing services. Contract awards also included approximately $3.0 million for medical ultrasound equipment booked by DRS Medical Systems (see Acquisitions and Related Activities).

     Internal Research and Development: In addition to customer-sponsored research and development, the Company also engages in internal research and development (IR&D). IR&D expenditures reflect the Company's continued investment in new technology and diversification of its products. Expenditures for IR&D in fiscal 1998, 1997 and 1996 were $4.0 million, $3.9 million and $.6 million, respectively.

     Business Considerations: The Company primarily is engaged in the design and manufacture of high-technology systems and products used for the processing, display and storage of electronic data. Although DRS has diversified into commercial products and markets, a significant portion of the Company's revenues continue to be derived directly or indirectly from defense industry contracts with the U.S. Government. In recent years, the Federal defense budget has been reduced dramatically in inflation-adjusted terms. However, the overall level of spending for defense electronics has increased, given the nature of modern warfare and its increasing reliance on sophisticated weaponry and support systems. In addition, the U.S. Government has determined that it is often more cost effective to retrofit and upgrade existing weapons platforms than to replace them. These factors have affected the nature and extent of defense procurement and have precipitated a consolidation of the defense industry and a focus principally on cost competitiveness and efficiency of operations. DRS has participated successfully in this industry consolidation through strategic business acquisitions and by streamlining its existing operations. The Company also has focused on supporting and improving existing products and programs, as well as identifying opportunities to develop and manufacture new products.

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

     The Company is subject to other inherent risks associated with defense contracting, including changes in government policies and dependence on congressional support, primarily for appropriations and allocation of funds to products and programs supported by the Company. In recent years, the Company's products and programs have been well supported. However, uncertainty exists with respect to the size and scope of future defense budgets and their possible impact on existing or future products and programs. Further, the Company's existing defense contracts are subject to termination, either at the convenience of the customer or as a result of cancellation of funding. The Company's contracts and operations also are subject to governmental oversight, particularly with respect to business practices, contract performance and cost accounting practices. Governmental investigations may lead to claims against the Company, the outcome of which cannot be predicted. As described in Note 9 of Notes to the Consolidated Financial Statements, in fiscal 1999, the Government commenced a case against an employee of DRS Photronics, Inc., a subsidiary of the Company, relating to the accuracy of test data. To date, no claim has been made or threatened against the Company or the subsidiary. The subsidiary is currently unable to ship certain equipment related to the case, resulting in delays in the Company's recognition of revenues. At this time, the Company is unable to quantify the effect of the delayed shipments on its results of operations or financial position, or to predict when such shipments ultimately will be made, although the delays are expected to impact fiscal 1999 first quarter results.

     The additions of international businesses involve additional risks for the Company, such as exposure to currency fluctuations, future investment obligations and changes in foreign economic and political environments. In addition, international transactions frequently involve increased financial and legal risks arising from stringent contractual terms and conditions and widely differing legal systems, customs and practices in foreign countries. The Company expects that international sales as a percentage of the overall sales of the Company will continue to increase in future years as a result of, among other factors, the Company's growth strategy and continuing changes in the United States defense industry.

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

ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 131 establishes standards for the reporting of financial and descriptive information about operating segments of publicly-held companies in their respective interim and annual financial statements. SFAS 131 also requires additional disclosures with respect to products and services, geographic areas of operations and other related data. The Statement is effective for fiscal years beginning after December 31, 1997; however, DRS has elected to adopt this standard in fiscal 1998. See Note 12 of Notes to Consolidated Financial Statements.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June of 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). The Company will adopt this Statement in fiscal 1999. Its adoption is not expected to have a material impact on the Company's financial position or results of operations, as it requires changes or additions to current disclosures.

OTHER MATTERS

     The Company has signed a non-binding letter of intent to acquire NAI Technologies, Inc. (NAI). NAI, based in Huntington, New York, is a diversified, international electronics company. It is a leading provider of rugged computers, peripheral equipment and integrated systems for military, government and commercial applications. NAI reported revenues of approximately $52 million for the year ended December 31, 1997. The transaction is subject to the negotiation of a definitive merger agreement, completion of due diligence investigations, and receipt of stockholder and regulatory approvals.

YEAR 2000

     The Company is in the process of completing its assessment of computer systems affected by the Year 2000 issue, and it plans to resolve any issues identified. These plans provide for the Company's main business application systems to be Year 2000 compliant by the end of fiscal 1999. Based on the information currently available from the work performed, management does not expect that the amounts to be expended for Year 2000 activities in fiscal 1999 will have a material impact on the Company's consolidated results of operations or financial position.


DRS Technologies, Inc. and Subsidiaries
---------------------------------------------------------------------------------------------------------------------------------

Consolidated Balance Sheets
---------------------------------------------------------------------------------------------------------------------------------

March 31,                                                                                    1998                        1997
---------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets
Cash and cash equivalents ...........................................................  $  9,673,000                  $ 9,455,000
Accounts receivable, net (Note 2) ...................................................    47,273,000                   24,343,000
Inventories, net of progress payments (Note 3) ......................................    38,637,000                   25,169,000
Prepaid expenses and other current assets ...........................................     1,849,000                    1,389,000
Total current assets ................................................................    97,432,000                   60,356,000
---------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost (Note 4) .....................................    55,429,000                   48,286,000
Less accumulated depreciation and amortization ......................................    32,457,000                   28,299,000
Net property, plant and equipment ...................................................    22,972,000                   19,987,000
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets, less accumulated amortization of $6,061,000
     and $4,827,000 at March 31, 1998 and 1997, respectively ........................    33,070,000                   10,915,000
Other assets ........................................................................     9,999,000                    6,415,000
Total assets ........................................................................  $163,473,000                  $97,673,000
---------------------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current liabilities
Current installments of long-term debt (Notes 6 and 11) .............................  $  7,514,000                  $ 2,255,000
Short-term bank debt (Note 6) .......................................................     5,100,000                    1,994,000
Accounts payable and other current liabilities (Note 5) .............................    42,692,000                   23,269,000
---------------------------------------------------------------------------------------------------------------------------------
Total current liabilities ...........................................................    55,306,000                   27,518,000
Long-term debt, excluding current installments (Notes 6 and 11) .....................    56,532,000                   30,801,000
Deferred income taxes (Note 7) ......................................................     3,897,000                    3,367,000
Other liabilities (Notes 8 and 9) ...................................................     3,403,000                    3,000,000
Total liabilities ...................................................................  $119,138,000                  $64,686,000
---------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity (Notes 6 and 8)
Preferred Stock, no par value. Authorized 2,000,000 shares;
     no shares issued at March 31, 1998 and 1997 ....................................  $       --                   $      --
Common Stock, $.01 par value per share. Authorized 20,000,000 shares;
     issued 6,596,237 and 6,007,786 shares at March 31, 1998 and 1997,
     respectively ...................................................................        66,000                       60,000
Additional paid-in capital ..........................................................    19,399,000                   14,208,000
Retained earnings ...................................................................    27,057,000                   20,685,000
Cumulative translation adjustment ...................................................      (135,000)                          --
Treasury Stock, at cost: 402,461 and 420,893 shares of Common Stock
     at March 31, 1998 and 1997, respectively .......................................    (1,561,000)                  (1,622,000)
Unamortized restricted stock compensation ...........................................      (491,000)                    (344,000)
Net stockholders' equity ............................................................    44,335,000                   32,987,000
Commitments and contingencies (Note 9)                                                         --                           --
Total liabilities and stockholders' equity ..........................................  $163,473,000                  $97,673,000
---------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.


DRS Technologies, Inc. and Subsidiaries
-----------------------------------------------------------------------------------------------------------------------------

Consolidated Statements of Earnings

Years Ended March 31,                                               1998                    1997                     1996
-----------------------------------------------------------------------------------------------------------------------------
Revenues ....................................................  $190,854,000            $143,578,000             $101,454,000
Costs and expenses (Note 3) .................................   176,595,000             130,996,000               92,907,000
-----------------------------------------------------------------------------------------------------------------------------
Operating income ............................................    14,259,000              12,582,000                8,547,000
Interest and related expenses ...............................    (5,098,000)             (3,592,000)              (2,681,000)
Interest and other income, net ..............................     1,377,000                 698,000                  971,000
Minority interest ...........................................      (874,000)               (404,000)                (110,000)
-----------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes ................................     9,664,000               9,284,000                6,727,000
Income taxes (Note 7) .......................................     3,292,000               3,621,000                2,624,000
Net earnings ................................................  $  6,372,000            $  5,663,000             $  4,103,000
-----------------------------------------------------------------------------------------------------------------------------
Earnings per share of Common Stock (Note 1)
     BASIC ..................................................  $       1.13            $       1.03             $       0.75
     DILUTED ................................................  $       0.93            $       0.84             $       0.69
-----------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

DRS Technologies, Inc. and Subsidiaries
-------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended March 31, 1998, 1997 and 1996

                                                  Common Stock                Additional                            Cumulative
                                                    (Note 8)                    Paid-In             Retained       Translation
                                            Shares             Amount           Capital             Earnings        Adjustment
---------------------------------------------------------------------------------------------------------------------------------

BALANCES AT
   MARCH 31, 1995 .......................   5,863,216         $59,000       $13,435,000           $10,919,000        $     --
      Net earnings ......................          --              --                --             4,103,000              --
      Stock options exercised ...........     100,350              --           250,000                    --              --
      Compensation relating
        to stock options, net ...........          --              --            30,000                    --              --
      Other .............................          --              --           (76,000)                   --              --
---------------------------------------------------------------------------------------------------------------------------------
BALANCES AT
   MARCH 31, 1996 .......................   5,963,566          59,000        13,639,000            15,022,000              --
      Net earnings ......................          --              --                --             5,663,000              --
      Stock options exercised ...........      44,220           1,000           101,000                    --              --
      Compensation relating
        to stock options, net ...........          --              --           (29,000)                   --              --
      Restricted stock bonus
         awards .........................          --              --           167,000                    --              --
      Shares reissued from
        treasury for acquisitions .......          --              --           330,000                    --              --
---------------------------------------------------------------------------------------------------------------------------------
BALANCES AT
   MARCH 31, 1997 .......................   6,007,786          60,000        14,208,000            20,685,000              --
      Net earnings ......................          --              --                --             6,372,000              --
      Stock options exercised ...........      23,480              --           145,000                    --              --
      Compensation relating
        to stock options, net ...........          --              --           199,000                    --              --
      Restricted stock bonus
         awards .........................          --              --           139,000                    --              --
      Conversion of 9%
        Debentures (Note 6) .............     564,971           6,000         4,708,000                    --              --
      Foreign currency
         translation adjustment .........          --              --                --                    --        (135,000)
---------------------------------------------------------------------------------------------------------------------------------
Balances at
   March 31, 1998 .......................   6,596,237         $66,000       $19,399,000           $27,057,000       $(135,000)
---------------------------------------------------------------------------------------------------------------------------------


                                                                                  Unamortized
                                                   Treasury Stock                  Restricted               Net
                                                      (Note 8)                        Stock            Stockholders'
                                               Shares           Amount            Compensation            Equity
------------------------------------------------------------------------------------------------------------------

BALANCES AT
   MARCH 31, 1995 .......................     454,258         $(1,617,000)          $(287,000)        $22,509,000
      Net earnings ......................          --                  --                  --           4,103,000
      Stock options exercised ...........          --                  --                  --             250,000
      Compensation relating
        to stock options, net ...........          --                  --              51,000              81,000
      Other .............................      44,176            (301,000)                 --            (377,000)
------------------------------------------------------------------------------------------------------------------
BALANCES AT
   MARCH 31, 1996 .......................     498,434          (1,918,000)           (236,000)         26,566,000
      Net earnings ......................          --                  --                  --           5,663,000
      Stock options exercised ...........         300              (3,000)                 --              99,000
      Compensation relating
        to stock options, net ...........          --                  --             109,000              80,000
      Restricted stock bonus
         awards .........................     (34,575)            133,000            (217,000)             83,000
      Shares reissued from
        treasury for acquisitions .......     (43,266)            166,000                  --             496,000
------------------------------------------------------------------------------------------------------------------
BALANCES AT
   MARCH 31, 1997 .......................     420,893          (1,622,000)           (344,000)         32,987,000
      Net earnings ......................          --                  --                  --           6,372,000
      Stock options exercised ...........         224              (2,000)                 --             143,000
      Compensation relating
        to stock options, net ...........          --                  --            (101,000)             98,000
      Restricted stock bonus
         awards .........................     (18,656)             63,000             (46,000)            156,000
      Conversion of 9%
        Debentures (Note 6) .............          --                  --                  --           4,714,000
      Foreign currency
         translation adjustment .........          --                  --                  --            (135,000)
------------------------------------------------------------------------------------------------------------------
Balances at
   March 31, 1998 .......................     402,461         $(1,561,000)          $(491,000)        $44,335,000
------------------------------------------------------------------------------------------------------------------


See accompanying Notes to Consolidated Financial Statements.

DRS Technologies, Inc. and Subsidiaries
-------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended March 31,                                                                 1998               1997              1996
----------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Net earnings ..................................................................   $6,372,000         $5,663,000       $ 4,103,000
Adjustments to reconcile net earnings to cash flows
     from operating activities:
          Depreciation and amortization .......................................    7,059,000          5,027,000         3,170,000
          Deferred income taxes ...............................................     (121,000)           701,000          (159,000)
          Other, net ..........................................................      572,000           (215,000)       (1,003,000)
Changes in assets and liabilities, net of effects from business combinations:
          (Increase) in accounts receivable ...................................  (17,051,000)          (200,000)       (4,640,000)
          (Increase) in inventories ...........................................  (10,985,000)        (5,485,000)       (4,926,000)
          (Increase) decrease in prepaid expenses and
               other current assets ...........................................     (393,000)           779,000          (265,000)
          Increase (decrease) in accounts payable and
               other current liabilities ......................................   14,018,000         (6,894,000)        8,630,000
          Other, net ..........................................................     (703,000)        (1,090,000)          (59,000)
Net cash provided by (used in) operating activities ...........................   (1,232,000)        (1,714,000)        4,851,000
----------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities
Capital expenditures ..........................................................   (6,570,000)        (3,634,000)       (5,942,000)
Sales of capital assets .......................................................    2,277,000            151,000         2,638,000
Payments pursuant to business combinations,
     net of cash acquired .....................................................  (34,183,000)        (6,285,000)       (4,669,000)
Proceeds from sale of partnership net assets ..................................    1,890,000               --                --
Other, net ....................................................................      227,000               --                --
Net cash used in investing activities .........................................  (36,359,000)        (9,768,000)       (7,973,000)
----------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
Payments on long-term debt ....................................................   (2,294,000)          (840,000)       (1,112,000)
Repurchases of convertible subordinated debentures                                        --               --          (7,212,000)
Net proceeds from issuance of long-term debt ..................................   35,578,000               --          23,127,000
Other borrowings (repayments), net ............................................    4,706,000         (1,107,000)         (163,000)
Other, net ....................................................................     (168,000)            99,000            70,000
Net cash provided by (used in) financing activities ...........................   37,822,000         (1,848,000)       14,710,000
Effect of exchange rates on cash and cash equivalents .........................      (13,000)              --                --
Net increase (decrease) in cash and cash equivalents ..........................      218,000        (13,330,000)       11,588,000
Cash and cash equivalents, beginning of year ..................................    9,455,000         22,785,000        11,197,000
Cash and cash equivalents, end of year ........................................   $9,673,000         $9,455,000       $22,785,000
----------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

Note 1:
Summary of Significant
Accounting Policies

A. ORGANIZATION

     DRS Technologies, Inc. (hereinafter DRS or the Company) is a diversified, high-technology company serving government and commercial niche markets worldwide. DRS develops and manufactures a variety of leading edge systems and components used for the processing, display and storage of data. The Company provides its customers with a broad range of products, including electronic sensor, electronic imaging and electro-optical systems, and offers a full complement of technical support services. DRS's defense electronics products serve all branches of the U.S. Armed Services and certain international military forces. The Company's commercial and industrial products are used by the airline, banking, computer disk drive, security, transportation, retail sales and broadcast industries.

B. BASIS OF PRESENTATION

     The Consolidated Financial Statements include the accounts of DRS Technologies, Inc., its subsidiaries (all of which are wholly or majority owned) and a joint venture consisting of an 80% controlling partnership interest. All significant intercompany transactions and balances have been eliminated in consolidation. Certain items in the fiscal 1997 consolidated financial statements have been reclassified to conform to the fiscal 1998 presentation.

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

C. TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS AND
   FOREIGN CURRENCY TRANSACTIONS

     Transactions in foreign currencies are translated into U.S. dollars at the approximate prevailing rate at the time of the transaction. The operations of the Company's Canadian and U.K. subsidiaries are translated from the local (functional) currencies into U.S. dollars in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation". The rates of exchange at each balance sheet date are used for translating balance sheet accounts, and an average rate of exchange is used for translating the statement of earnings. Gains or losses resulting from these translation adjustments are included in the accompanying Consolidated Balance Sheets as a separate component of stockholders' equity. The functional currency of the Company's Bulgarian subsidiary is the U.S. dollar.

D. CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

E. REVENUE RECOGNITION

     Revenues related to long-term, firm fixed-price contracts, which principally provide for the manufacture and delivery of finished units, are recognized as shipments are made. The estimated profits applicable to such shipments are recorded pro rata based upon estimated total profit at completion of the contracts. Revenues from commercial product sales also are recognized upon shipment.

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

     Revenues recognized under the cost-to-cost percentage-of-completion basis during fiscal 1998, 1997 and 1996 approximated 9%, 7% and 10% of total revenues, respectively, with remaining revenues recognized as deliveries of finished units are made, or as costs are incurred under cost-reimbursement contracts. Included in revenues for fiscal 1998, 1997 and 1996 were $11,774,000, $12,995,000 and
$12,051,000, respectively, of customer-sponsored research and development.

     Revisions in profit estimates are reflected in the year in which the facts, which require the revisions, become known, and any estimated losses and other future costs are accrued in full.

     Approximately 74%, 71% and 78% of the Company's revenues in fiscal 1998, 1997 and 1996, respectively, were derived directly or indirectly from defense-industry contracts with the United States Government (principally the U.S. Navy). In addition, approximately 9% in fiscal 1998 and 1997, and 10% in fiscal 1996 of the Company's revenues were derived directly or indirectly from sales to foreign governments.

F. INVENTORIES

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

G. DEPRECIATION AND AMORTIZATION OF PLANT AND EQUIPMENT

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

H. INTANGIBLE ASSETS

     Substantially all intangible assets consist of intangibles resulting from acquisitions and represent the excess of cost of the investments over the fair values of the underlying net assets at the dates of investment. All intangibles are being amortized on the straight-line method over three to thirty years.

I. CONVERTIBLE DEBENTURES

     The Company's outstanding 9% Senior Subordinated Convertible Debentures due 2003 (9% Debentures) and 8-1/2% Convertible Subordinated Debentures due 1998 (8-1/2% Debentures) are convertible at any time into shares of the Company's Common Stock at the election of the bondholders. Upon conversion, the Company's policy is to credit stockholders' equity for the aggregate principal amount of Debentures converted, net of a pro-rata portion of unamortized issuance costs at the conversion date. In the event the conversion occurs before an interest payment record date, the related liability for accrued and unpaid interest also would be credited to stockholders' equity.

J. STOCK-BASED COMPENSATION

     In October 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, "Accounting for Stock-based Compensation"(SFAS 123). This Statement stipulates, among other requirements, that companies make pro forma disclosures of net earnings and earnings per share as if the fair value-based method of accounting for stock options, as defined in the Statement, had been applied.

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

K. INCOME TAXES

     In accordance with SFAS No. 109, "Accounting for Income Taxes", the Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

L. EARNINGS PER SHARE

     In February 1997, the FASB issued SFAS No. 128, "Earnings per Share" (SFAS
128). This Statement simplified standards for computing earnings per share
(EPS), as specified in Accounting Principles Board Opinion No. 15, "Earnings per Share" (APB 15). Under SFAS 128, the presentation of primary EPS was replaced by the presentation of basic EPS. For companies with complex capital structures, the presentation of fully diluted EPS was replaced by diluted EPS. Diluted EPS is computed similarly to fully diluted EPS, pursuant to APB 15. The Company adopted this standard in fiscal 1998 beginning with the fiscal quarter ended December 31, 1997, and its adoption did not have a material impact on reported earnings per share for current or restated prior periods.

     Basic earnings per share is computed by dividing net earnings by the sum of the weighted averages of all classes of Common Stock outstanding during each period. The computation of diluted earnings per share includes the effect of shares from the assumed exercise of dilutive stock options and the effect of the assumed conversion of the Company's outstanding 9% Debentures and 8-1/2% Debentures. The following table provides the components of the per-share computations:

(in thousands, except per share data)                                         1998               1997              1996
-------------------------------------------------------------------------------------------------------------------------
Basic EPScomputation
        Net earnings ....................................................   $6,372             $5,663            $4,103
        Weighted average common shares outstanding ......................    5,626              5,525             5,470
        Basic earnings per share ........................................   $ 1.13             $ 1.03            $ 0.75
-------------------------------------------------------------------------------------------------------------------------
Diluted EPScomputation
        Net earnings ....................................................   $6,372             $5,663            $4,103
        Interest and expenses related to convertible debentures .........    2,071              1,795               748
-------------------------------------------------------------------------------------------------------------------------
        Adjusted earnings ...............................................   $8,443             $7,458            $4,851
        Weighted average common shares outstanding ......................    5,626              5,525             5,470
        Stock options ...................................................      283                228               177
        Convertible Debentures:
             8-1/2% Debentures ..........................................      333                333                --
             9% Debentures ..............................................    2,803              2,824             1,374
-------------------------------------------------------------------------------------------------------------------------
        Diluted common shares outstanding ...............................    9,045              8,910             7,021
        Diluted earnings per share ......................................   $ 0.93             $ 0.84            $ 0.69
-------------------------------------------------------------------------------------------------------------------------

M. IMPAIRMENT OF LONG-LIVED AND INTANGIBLE ASSETS

     Whenever events or changes in circumstances indicate that the carrying amount of a long-lived or intangible asset may not be recoverable, the Company's policy is to evaluate the realizability of such assets based upon the expectations of non-discounted cash flows or operating income for each subsidiary or acquired business having a material acquisition-related intangible asset balance. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss would be recognized for the difference between the fair value and the carrying amount.

N. FAIR VALUE OF FINANCIAL INSTRUMENTS

     Cash and cash equivalents, accounts receivable, accounts payable and certain debt reported in the Consolidated Balance Sheets equal or approximate fair values. The market values as of March 31, 1998 and 1997 of the Company's 8-1/2% Debentures and 9% Debentures, which are convertible into shares of the Company's Common Stock, are disclosed herein (see Note 6).

O. SEGMENT REPORTING

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 131 establishes standards for the reporting of financial and descriptive information about operating segments of publicly-held companies in their respective interim and annual financial statements. SFAS 131 also requires additional disclosures with respect to products and services, geographic areas of operations and other related data. The Statement is effective for fiscal years beginning after December 31, 1997; however, DRS has elected to adopt this standard in fiscal 1998 (see Note 12).

Note 2:
Accounts Receivable

     The component elements of accounts receivable, net of allowances for doubtful accounts of $486,000 and $136,000, respectively, are as follows:

March 31,                                                                                            1998                      1997
------------------------------------------------------------------------------------------------------------------------------------
U.S. Government:
Amounts billed ............................................................................   $10,042,000               $ 4,062,000
Recoverable costs and accrued profit on
   progress completed, not billed .........................................................     1,592,000                 2,817,000
                                                                                               11,634,000                 6,879,000
------------------------------------------------------------------------------------------------------------------------------------
Other Defense Contracts:
Amounts billed ............................................................................    24,058,000                10,777,000
Recoverable costs and accrued profit on
   progress completed, not billed .........................................................     4,925,000                   952,000
Other Trade Receivables ...................................................................     6,656,000                 5,735,000
------------------------------------------------------------------------------------------------------------------------------------
TOTAL .....................................................................................   $47,273,000               $24,343,000

        Included in accounts receivable at March 31, 1998 is $784,000 arising from retainage provisions in certain contracts with the Canadian government, a portion of which may not be collected within one year. The Company receives progress payments on certain contracts from the U.S. Government of between 75-90% of allowable costs incurred; the remainder, including profits and incentive fees, if any, is billed upon delivery and final acceptance of the product. In addition, the Company may bill based upon units delivered.

Inventories are summarized as follows:

Note 3:
Inventories

March 31,                                                                                            1998                      1997
------------------------------------------------------------------------------------------------------------------------------------
Work in process ...........................................................................   $63,000,000               $38,740,000
Raw materials and finished goods ..........................................................     5,813,000                 3,874,000
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               66,813,000                42,614,000
Less progress payments ....................................................................   (30,176,000)              (17,445,000)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL .....................................................................................   $38,637,000               $25,169,000

        General and administrative costs included in work in process were $10,092,000 and $9,449,000 at March 31, 1998 and 1997, respectively. General and administrative costs included in costs and expenses amounted to $35,394,000, $31,599,000 and $21,956,000 in fiscal 1998, 1997 and 1996, respectively.
Included in these amounts are expenditures for internal research and development, amounting to approximately $4,049,000, $3,852,000 and $649,000 in fiscal 1998, 1997 and 1996, respectively.

Property, plant and equipment at March 31, 1998 and 1997 are summarized as follows:

Note 4:
Property, Plant
and Equipment

March 31,                                                                                            1998                      1997
------------------------------------------------------------------------------------------------------------------------------------
Land ......................................................................................   $ 1,780,000               $ 1,350,000
Building and building improvements ........................................................       736,000                 2,427,000
Office furnishings, equipment and other ...................................................     5,034,000                 4,292,000
Laboratory and production equipment .......................................................    29,279,000                25,075,000
Computer equipment ........................................................................    10,329,000                 8,878,000
Leasehold improvements ....................................................................     8,271,000                 6,264,000
------------------------------------------------------------------------------------------------------------------------------------
TOTAL .....................................................................................   $55,429,000               $48,286,000

     Depreciation and amortization of plant and equipment amounted to $4,983,000, $3,542,000 and $2,311,000 in fiscal 1998, 1997 and 1996, respectively.

     In fiscal 1997, the Company financed approximately $1,594,000 of capital expenditures with long-term notes and other available lines of credit (see Note
6).

The component elements of accounts payable and other current liabilities are as follows:

Note 5:
Accounts Payable and
Other Current Liabilities

March 31,                                                                                            1998                      1997
------------------------------------------------------------------------------------------------------------------------------------
Payrolls, other compensation and related expenses .........................................   $ 5,693,000               $ 4,427,000
Income taxes payable ......................................................................     1,342,000                 1,959,000
Losses and future costs accrued on uncompleted contracts ..................................     4,120,000                 2,204,000
Other .....................................................................................     8,358,000                 4,516,000
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               19,513,000                13,106,000
Accounts payable ..........................................................................    23,179,000                10,163,000
------------------------------------------------------------------------------------------------------------------------------------
TOTAL .....................................................................................   $42,692,000               $23,269,000


A summary of debt is as follows:

Note 6:
Debt

March 31,                                                                                            1998                      1997
------------------------------------------------------------------------------------------------------------------------------------
9% Senior Subordinated Convertible Debentures due October 1, 2003 .........................   $20,000,000               $25,000,000
8-1/2% Convertible Subordinated Debentures due August 1, 1998 .............................     4,992,000                 4,992,000
Term note .................................................................................    19,794,000                        --
Revolving line of credit ..................................................................    23,556,000                 3,010,000
Variable rate industrial revenue bonds due January 1, 1998 ................................            --                 1,595,000
Other obligations .........................................................................       804,000                   453,000
------------------------------------------------------------------------------------------------------------------------------------
Total debt ................................................................................    69,146,000                35,050,000
Current installments of long-term debt ....................................................    (7,514,000)               (2,255,000)
Short-term bank debt ......................................................................    (5,100,000)               (1,994,000)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LONG-TERM DEBT ......................................................................   $56,532,000               $30,801,000

     The 9% Debentures were issued in fiscal 1996 for an aggregate principal amount of $25,000,000. These Debentures are convertible at their face amount any time prior to maturity into shares of Common Stock (see Note 8), unless previously redeemed, at a conversion price of $8.85 per share, subject to adjustment under certain circumstances. In March 1998, $5,000,000 aggregate principal amount of these Debentures were converted into 564,971 shares of Common Stock, at the election of the bondholders.

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

     The 9% Debentures are subordinated to the prior payment of principal and interest on all senior indebtedness of the Company and are senior in right of payment to the Company's 8-1/2% Debentures. The indenture for the 9% Debentures contains certain restrictions, including a restriction on the payment of dividends on the capital stock of the Company, a limitation on the issuance of additional debt and certain other restrictions. Under the indenture, the Company also is required to maintain a minimum level of consolidated net worth. As of March 31, 1998, the Company was in compliance with these covenants.

     The 8-1/2% Debentures are convertible at their face amount any time prior to maturity into shares of Common Stock of the Company (see Note 8), unless previously redeemed, at a conversion price of $15.00 per share, subject to adjustment under certain conditions. The 8-1/2% Debentures currently are redeemable at the option of the Company, in whole or in part, at face value, together with interest accrued to the redemption date. As of March 31, 1998, the Company had repurchased $20,008,000 of the 8-1/2% Debentures and has satisfied all sinking fund requirements under the related indenture.

     The 8-1/2% Debentures are subordinate to the prior payment in full of the principal and interest on all senior indebtedness of the Company. The indenture contains certain dividend payment and other restrictions. As of March 31, 1998, the Company was in compliance with these covenants.

     The 8-1/2% Debentures and the 9% Debentures are listed for trading on the American Stock Exchange. The aggregate market values, based on closing prices, of the principal amount of the outstanding 8-1/2% Debentures and 9% Debentures were approximately $5,042,000 and $25,400,000, respectively, as of March 31, 1998 and approximately $5,004,000 and $34,000,000, respectively, as of March 31, 1997.

     The variable rate demand industrial development revenue refunding bonds (Bonds) were issued to refinance a prior bond issue, which provided funds for the construction of manufacturing facilities for DRS Photronics, Inc., a wholly-owned subsidiary of the Company. The Bonds were redeemed at maturity in January 1998.

     On October 29, 1997, the Company entered into a $60 million secured credit facility (the Secured Credit Facility) with Mellon Bank, N.A. (Mellon Bank) consisting of a $20 million term loan (the Term Loan) and a $40 million revolving line of credit (the Secured Line of Credit). The Secured Credit Facility expires on March 31, 2003. The Secured Credit Facility was used to finance the acquisition of Flight Safety and Communications (see Note 11) and replaced a previous revolving line of credit and equipment line of credit facility.

     The Secured Credit Facility is secured by substantially all of the assets of the Company. Borrowings can be in United States dollars at rates based on LIBOR or United States Prime or in Canadian dollars at rates based on LIBOR, Canadian Prime or the Canadian Bankers Acceptance Rate. The Term Loan and approximately $4.3 million of revolving lines of credit borrowings were denominated in Canadian dollars at March 31, 1998. Quarterly principal installments are required on the Term Loan beginning on June 30, 1998.

     The Secured Line of Credit is available for working capital, general corporate purposes and acquisitions. The Secured Credit Facility contains certain covenants and restrictions, including maintenance of a minimum level of consolidated net worth, a restriction on the payment of dividends on the capital stock of the Company, a limitation on the issuance of additional debt and certain other restrictions. The Company was in compliance with all covenants under its line of credit arrangements at March 31, 1998 and 1997.

     As of March 31, 1998, approximately $48,294,000 was outstanding against the Secured Credit Facility, of which $4,944,000 was contingently payable under letters of credit, as compared with amounts outstanding under the previous revolving line of credit at March 31, 1997 of $5,316,000 and $2,306,000, respectively.

     Weighted average borrowings under revolving lines of credit for the fiscal years endedMarch 31, 1998 and 1997 were approximately $11,325,000 and $3,148,000, respectively. The weighted average interest rates on outstanding revolving line of credit borrowings as of March 31, 1998 and 1997 were 7.8% and 7.3%, respectively. As of March 31, 1998, the interest rate on the Term Loan was 7.0%.

     Cash payments for interest during fiscal 1998, 1997 and 1996 were $3,874,000, $3,032,000 and $1,169,000, respectively.

     The aggregate maturities of long-term debt for the five years ending March 31, 2003 are as follows: 1999, $7,514,000; 2000, $4,136,000; 2001, $4,488,000;
2003, $4,488,000 and 2003, $23,180,000.

Note 7:
Income Taxes

Income tax expense consists of:

Years Ended March 31,                                            1998                     1997                     1996
------------------------------------------------------------------------------------------------------------------------
CURRENT:
Federal .................................................. $2,186,000               $2,673,000               $2,421,000
State ....................................................    698,000                  247,000                  362,000
Foreign ..................................................    529,000                       --                       --
                                                            3,413,000                2,920,000                2,783,000
-----------------------------------------------------------------------------------------------------------------------
DEFERRED:
Federal ..................................................    117,000                  596,000                  602,000
State ....................................................     34,000                  105,000                 (761,000)
Foreign ..................................................   (272,000)                      --                       --
                                                             (121,000)                 701,000                 (159,000)
------------------------------------------------------------------------------------------------------------------------
TOTAL .................................................... $3,292,000               $3,621,000               $2,624,000

     Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 1998 and 1997 are as follows:

March 31,                                                                                 1998                     1997
------------------------------------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
State net operating loss carryforwards ..........................................   $2,840,000               $2,774,000
Inventory capitalization ........................................................    1,984,000                1,361,000
Costs accrued on uncompleted contracts ..........................................    1,112,000                1,063,000
Other ...........................................................................    1,503,000                1,443,000
------------------------------------------------------------------------------------------------------------------------
Total gross deferred tax assets .................................................    7,439,000                6,641,000
Less valuation allowance ........................................................   (1,455,000)              (1,411,000)
NET DEFERRED TAX ASSETS .........................................................    5,984,000                5,230,000
------------------------------------------------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
Depreciation and amortization ...................................................    4,255,000                4,012,000
General and administrative costs ................................................    4,248,000                3,584,000
Federal impact of the state benefits ............................................      749,000                  727,000
Other ...........................................................................    1,326,000                  487,000
Total gross deferred tax liabilities ............................................   10,578,000                8,810,000
------------------------------------------------------------------------------------------------------------------------
NET DEFERRED TAX LIABILITIES ....................................................   $4,594,000               $3,580,000

     A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company has established a valuation allowance for a portion of the deferred tax asset attributable to state net operating loss carryforwards, due to the uncertainty of future Company earnings attributable to various states and the status of applicable statutory regulation that could limit or preclude utilization of these benefits in future periods. A deferred tax liability of $697,000 and $213,000 is included in Accounts Payable and Other Current Liabilities in the Consolidated Balance Sheets as of March 31, 1998 and 1997, respectively. At March 31, 1998, approximately $23,585,000 of state net operating loss carryforwards, which will expire between fiscal years 1999 and 2012, were available in various tax jurisdictions.

     A reconciliation of the statutory U.S. Federal income tax rate to the effective tax rate follows:

Years Ended March 31,                                                       1998                    1997                      1996
-----------------------------------------------------------------------------------------------------------------------------------
U.S. statutory tax rate ...................................................   34%                     34%                       34%
Difference between U.S. and foreign tax rates .............................   (1)                     --                        --
State income tax, net of Federal income tax benefit .......................    4                       3                         4
Utilization of capital loss carryforward ..................................   (2)                     --                        --
Other .....................................................................   (1)                      2                         1
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL .....................................................................   34%                     39%                       39%

     The provision for income taxes includes all estimated income taxes payable to Federal, state and foreign governments, as applicable.

     Cash payments for income taxes during fiscal 1998, 1997 and 1996 amounted to $4,449,000, $2,813,000 and $2,809,000, respectively.

Note 8:
Common Stock
Stock Option Plans and
Employee Benefit Plans

     On March 26, 1996, the stockholders of the Company approved an Amended and Restated Certificate of Incorporation, which amended and restated the Company's certificate primarily to effect a reclassification (the Reclassification) of each share of Class A and Class B Common Stock into one share of Common Stock of the Company. The Reclassification became effective April 1, 1996.

     The following table presents the capital structure of the Company prior to the Reclassification. The summarized totals have been used in the Consolidated Statements of Stockholders' Equity for presentation purposes to give effect to the Reclassification as if it had been completed on March 31, 1995:

                                                                                      Number of Shares
                                    Common Stock,
                                   $.01 par Value            Authorized         Issued         Held in Treasury    Outstanding
------------------------------------------------------------------------------------------------------------------------------
As of March 31, 1995                  Class A                10,000,000        3,699,963            432,639         3,267,324
                                      Class B                20,000,000        2,163,253             21,619         2,141,634
------------------------------------------------------------------------------------------------------------------------------
                                                             30,000,000        5,863,216            454,258         5,408,958

As of March 31, 1996                  Class A                10,000,000        3,739,963            432,639         3,307,324
                                      Class B                20,000,000        2,223,603             65,795         2,157,808
------------------------------------------------------------------------------------------------------------------------------
                                                             30,000,000        5,963,566            498,434         5,465,132

     As a result of the Reclassification, the 8-1/2% Debentures and 9% Debentures are convertible into an equivalent number of shares of Common Stock. Also, options granted under the Company's 1991 Stock Option Plan are exercisable for an equivalent number of shares of Common Stock.

     On February 7, 1991, the Board adopted the 1991 Stock Option Plan (Stock Option Plan), which authorized the issuance of up to 600,000 shares of Common Stock. The Stock Option Plan was approved by the Company's stockholders on August 8, 1991. Under the terms of the Stock Option Plan, options to purchase shares of Common Stock may be granted to key employees, directors and consultants of the Company. Options granted under the Stock Option Plan are at the discretion of the Board (Stock Option Committee) and may be incentive stock options or non-qualified stock options, except that incentive stock options may be granted only to employees. The option price is determined by the Stock Option Committee and must be a price per share which is not less than the par value per share of the Common Stock, and in the case of an incentive stock option, may not be less than the fair-market value of the Common Stock on the date of the grant. Options may be exercised during the exercise period, as determined by the Stock Option Committee, except that no option may be exercised within six months of its grant date, and in the case of an incentive stock option, generally, the exercise period may not exceed ten years from the date of the grant. As of March 31, 1998, 151,550 shares were reserved for future grants under the Stock Option Plan.

     On June 17, 1996, the Board adopted, and on August 7, 1996, the stockholders approved the 1996 Omnibus Plan (Omnibus Plan). An aggregate of 500,000 shares of Common Stock is reserved for issuance under this plan, subject to adjustment under certain circumstances. Awards under the Omnibus Plan are at the discretion of the Stock Option Committee and may be made in the form of (i) incentive stock options, (ii) non-qualified stock options, (iii) stock appreciation rights, (iv) restricted stock, (v) phantom stock, (vi) stock bonuses and (vii) other awards. Awards may be granted to employees, officers, directors and consultants of the Company. The total number of shares of the Company's stock subject to awards granted to any participant of this plan during any tax year of the Company may not exceed 200,000 shares. The Omnibus Plan also provides for automatic grants of non-qualified stock options to non-employee directors of the Company. Unless the Stock Option Committee expressly provides otherwise, options granted under the Omnibus Plan are not exercisable prior to one year after the date of grant and become exercisable as to 25% of the shares granted on each of the first four anniversaries of the date of grant. The Stock Option Committee will determine each option's expiration date, provided, however, that no incentive stock option may be exercised more than ten years after the date of grant. Additionally, the Stock Option Committee will establish the option price, provided, however, that in the case of an incentive stock option, the option price may not be set below the market value of a share of the Company's Common Stock on the date of grant. As of March 31, 1998, 143,300 shares were reserved for future grants under the Omnibus Plan. Pursuant to the terms of exercise under the grant, the excess of the fair-market value of shares under option at the date of grant over the option price may be charged to unamortized restricted stock compensation or to earnings as compensation expense and credited to additional paid-in capital. The unamortized restricted stock compensation, if any, is charged to expense as the options become exercisable, in accordance with the terms of the grant. The amount of compensation charged to earnings in fiscal 1998, 1997 and 1996 was $98,000, $80,000 and $81,000, respectively, and related solely to options granted under the Stock Option Plan.

     When stock is issued on exercise of options, the par value of each share ($.01) is credited to Common Stock and the remainder of the option price is credited to paid-in capital. No charge is made to operations.

A summary of all transactions under the Stock Option and Omnibus Plans follows:

                                                                                      Number of Shares             Weighted Average
                                                                                       of Common Stock               Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at             (of which 185,425 shares were exercisable)                      389,625                       $2.68
March 31, 1995             Granted                                                         159,000                       $7.56
                           Exercised                                                      (100,350)                      $2.40
                           Expired                                                         (11,475)                      $2.66
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at             (of which 137,100 shares were exercisable)                      436,800                       $4.52
March 31, 1996             Granted                                                         165,900                       $9.88
                           Exercised                                                       (44,220)                      $2.29
                           Expired                                                         (17,700)                      $5.03
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at             (of which 218,280 shares were exercisable)                      540,780                       $6.33
March 31, 1997             Granted                                                         204,800                       $9.72
                           Exercised                                                       (23,480)                      $3.70
                           Expired                                                         (16,000)                      $9.41
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at             (of which 303,100 shares were exercisable)                      706,100                       $7.33
March 31, 1998

     Information regarding all options outstanding at March 31, 1998 follows:

                                                            Options Outstanding                           Options Exercisable
                                                                  Weighted           Weighted
                                                  Number           Average            Average           Number         Weighted
                                                    of            Exercise           Remaining            of            Average
                                                  Options           Price         Contractual Life      Options      Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------
Range of
Exercise Price   Less than $5.00                  228,200          $ 2.61            1.7 years          182,200           $ 2.73
                 $5.00 - $9.99                    288,650          $ 8.80            7.9 years          104,900           $ 8.00
                 Greater than $9.99               189,250          $10.77            9.2 years           16,000           $10.55
--------------------------------------------------------------------------------------------------------------------------------
                 TOTAL                            706,100          $ 7.33            6.3 years          303,100           $ 4.96

     Pro forma information regarding net earnings and earnings per share, as required by SFAS 123, has been determined as if the Company had accounted for its employee stock options under the fair-value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 6.0% in 1998, and 6.5% in 1997 and 1996; dividend yield of 0%; volatility factor related to the expected market price of the Company's Common Stock of
 .2824 in 1998, and .2764 in 1997 and 1996; and weighted-average expected option life of five years. The weighted-average fair values of options granted at market during fiscal 1998, 1997 and 1996 were $3.94, $3.68 and $3.31 per share, respectively. The per share weighted-average fair value and exercise price of options granted with an exercise price less than market during 1998 were $9.99 and $0.01, respectively. For purposes of pro forma disclosures, the options' estimated fair values are amortized to expense over the options' vesting periods. Accordingly, the pro forma results for fiscal 1998, 1997 and 1996 presented below include 67%, 49% and 6%, respectively, of the total pro forma expense for options awarded in each year. The pro forma amounts may not be representative of the effects on reported earnings for future years. The Company's pro forma information follows:


                                                                  1998               1997              1996
---------------------------------------------------------------------------------------------------------------
Pro forma net earnings .......................................  $5,869             $5,446            $4,077
Pro forma earnings per common share
        Basic ................................................  $ 1.04             $ 0.99            $ 0.75
        Diluted ..............................................  $ 0.88             $ 0.81            $ 0.69

     The Company also maintains defined contribution plans covering substantially all domestic full-time eligible employees. The Company's contributions to these plans for fiscal 1998, 1997 and 1996 amounted to $743,000, $629,000 and $414,000, respectively.

     Certain employees of DRS Hadland and DRS Flight Safety and Communications participate in defined benefit pension plans sponsored by the Company. Plan assets are invested in publicly traded equity and fixed income securities. Retirement benefits are based on various factors, including remuneration and years of service. The plans will be funded by DRS in accordance with independent actuarial valuations. Current actuarial valuations are pending, in connection with the finalization of purchase price allocations related to the acquisitions of these businesses in fiscal 1998 (see Note 11). However, management believes that the net pension obligations and related expenses associated with these plans are not material to the consolidated financial position and results of operations of the Company.

     On February 1, 1996, the Company established a Supplemental Executive Retirement Plan (the SERP) for the benefit of certain key executives. Pursuant to the SERP, the Company will provide retirement benefits to each key executive, based on years of service and final average annual compensation as defined therein. In addition, the Company will advance premiums for life insurance policies providing a death benefit equal to five times the participants' salary at time of death. In the event of a change in control, as defined therein, benefits become fully vested. The SERP is non-contributory and unfunded. Benefits under the SERP currently are being funded from working capital. As of March 31, 1998 and 1997, the Company's liability for benefits accrued under the SERP was approximately $1,377,000 and $1,060,000, respectively, and is included in Other Liabilities in the Consolidated Balance Sheets. Charges of $436,000 and $270,000 relating to the SERP were included in the results of operations for fiscal 1998 and 1997, respectively.

Note 9:
Commitments,
Contingencies and
Related Party Transactions

     At March 31, 1998, the Company was party to various noncancellable operating leases (principally for administration, engineering and production facilities) with minimum rental payments as follows:

             -----------------------------------------------------
             1999 ..................................   $4,201,000
             2000 ..................................    3,844,000
             2001 ..................................    2,570,000
             2002 ..................................    1,978,000
             2003 ..................................    1,295,000
             Thereafter ............................    1,441,000
             -----------------------------------------------------
             TOTAL .................................  $15,329,000


     It is not certain as to whether the Company will negotiate new leases as existing leases expire. Determinations to that effect will be made as existing leases approach expiration and will be based on an assessment of the Company's capacity requirements at that time.

     Total rent expense aggregated $3,788,000, $3,237,000 and $3,115,000 in fiscal 1998, 1997 and 1996, respectively.

     In April 1984, the Board of Directors approved a lease agreement with LDR Realty Co. (wholly owned by the former Chairman of the Board of Directors and former President) for additional office and manufacturing space for the Company. In August 1997, the lease was amended, extending the term of the lease through June 2002. The Company pays an annual rent of $233,000 and is required to pay all real-estate taxes, maintenance and repairs to the facility.

     Effective July 20, 1994, the Company entered into an Employment, Non-Competition and Termination Agreement (the Gross Agreement) with David E. Gross, who retired as President and Chief Technical Officer of the Company on May 12, 1994. Under the terms of the Gross Agreement, Mr. Gross will receive a total of $600,000 as compensation for his services under a five-year consulting agreement with the Company and $750,000 as consideration for a five-year non-compete arrangement. The payments are being charged to expense over the five-year term as services are performed and obligations are fulfilled by Mr. Gross. He also will receive, at the conclusion of such initial five-year period, an aggregate of approximately $1.3 million payable over a nine-year period as deferred compensation. The approximate net present value of the deferred compensation payments to be made to Mr. Gross is included in Other Liabilities in the Consolidated Balance Sheets.

     The Company's Flight Safety and Communications segment receives assistance from the Canadian Government for research and development activities which is applied to reduce the cost of the related expenditures. Government assistance in the amount of approximately $2.9 million is repayable through royalties in the event the related research and development projects successfully are commercialized. The royalties are calculated on the basis of 2 to

3% of total related sales and continue in effect until the assistance received has been repaid or until the technology ceases to contribute to commercialization of related products.

     In April and May 1998, subpoenas were issued to the Company by the United States Attorney for the Eastern District of New York seeking documents related to certain equipment manufactured by DRS Photronics, Inc., a subsidiary of the Company. The subpoenas were issued in connection with United States v. Tress, a case involving a DRS Photronics' employee and related to the accuracy of test data for the equipment. To date, no claim has been made or threatened against the Company in connection with this matter. At this time, the Company is unable to determine if any such claim will be made.

     The Company itself is a party to various legal actions and claims arising in the ordinary course of its business. In management's opinion, the Company has adequate legal defenses for each of the actions and claims and believes that their ultimate disposition will not have a material adverse effect on the Company's consolidated financial position or results of operations.

     Since a substantial amount of the Company's revenues are derived from contracts or subcontracts with the U.S. Government and foreign governments, future revenues and profits will be dependent upon continued contract awards, Company performance and volume of Government business. The books and records of the Company are subject to audit and post-award review by the Defense Contract Audit Agency and similar foreign agencies.

Note 10:
Restructuring

     During fiscal 1998, the Company moved certain of its military display workstation product lines from the Company's facility in Oakland, New Jersey to its operation in Gaithersburg, Maryland and relocated its multi-platform boresighting equipment product lines, formerly located in Hauppauge, New York, to Oakland, New Jersey. In connection with this relocation, the Company sold the land and building owned in Hauppauge, New York. The Company recorded a restructuring charge of $634,000 in the year ended March 31, 1998 in connection with these relocations. This restructuring charge did not include costs associated with the relocation of employees, equipment and inventory, nor did it include retraining costs for new personnel and the cost of leasehold improvements for the Oakland, New Jersey production facility. These costs were charged to operations or capitalized, as appropriate, when incurred.

     The following table reconciles the restructuring charge to the related reserve account balance as of March 31, 1998:

Fiscal 1998 restructuring charge ..................  $634,000
Cash outflows for severance payments ..............  (519,000)
Cash outflows for idle plant costs ................  (115,000)
--------------------------------------------------------------
Balance at March 31, 1998 .........................  $      0

Note 11:
Business Combinations

     On July 5, 1995, DRS Optronics, Inc. (DRS Optronics), a second-tier subsidiary of the Company, acquired substantially all of the assets of Opto-Mechanik, Inc., pursuant to an asset acquisition agreement for a total of $5.5 million, consisting of $3.7 million in cash and $1.8 million in notes payable. DRS Optronics, located in Palm Bay, Florida, designs and manufactures electro-optical sighting and targeting systems used primarily in military fire control devices and in various weapons systems.

     On February 6, 1996, a wholly-owned subsidiary of the Company entered into a partnership with Universal Sonics Corporation and its shareholders (DRS Medical Systems or the Partnership) for the purpose of developing, manufacturing and marketing medical ultrasound imaging equipment. The Company's contribution to DRS Medical Systems consisted of $.4 million in cash, certain managerial expertise and manufacturing capabilities, representing a 90% interest in the Partnership. On September 12, 1997, the Company sold substantially all of the net assets of DRS Medical Systems to United States Surgical Corporation for approximately $1.9 million in cash. The sale resulted in a gain of approximately $.1 million and the reversal of accrued obligations of $.3 million. The results of operations of this Partnership were not material to the consolidated operating results of the Company during the periods presented.

     On February 9, 1996, DRS Ahead Technology, Inc. (DRS Ahead Technology) acquired, through a wholly-owned subsidiary, certain assets and assumed certain liabilities (principally, obligations under property leases) of Mag-Head Engineering Company, Inc. (Mag-Head), pursuant to an asset purchase agreement, for approximately $.4 million in cash. Mag-Head produces audio and flight recorder heads.

     On June 18, 1996, DRS Ahead Technology acquired, through a wholly-owned subsidiary, substantially all the assets of Vikron, Inc. (Vikron) for approximately $3.7 million in cash. The excess of cost over the estimated fair value of net assets acquired was approximately $1.6 million and is being amortized on a straight-line basis over fifteen years. Vikron, located in St. Croix Falls, Wisconsin, manufactures data and recording heads.

     On October 24, 1996, DRS Ahead Technology acquired, through a wholly-owned subsidiary, certain assets of Nortronics Company, Inc. (Nortronics) for approximately $2.4 million in cash. Located in Dassel, Minnesota, Nortronics manufactures data and recording heads.

     On October 30, 1996, Pacific Technologies, Inc., a California corporation, merged with and into a wholly-owned subsidiary of the Company for stock and cash valued at approximately $.5 million. Based in San Diego, California, and renamed DRS Technical Services, Inc., it provides systems and software engineering support to the U.S. Navy for the testing of shipboard combat systems.

     On May 13, 1997, a subsidiary of the Company acquired approximately 80% of the outstanding equity of Magnetic Heads Company Ltd. (MHC) for approximately $.3 million in cash. Located in Razlog, Bulgaria, MHC, now known as DRS Ahead Technology -- Bulgaria, is a manufacturer and supplier of magnetic recording heads used primarily for commercial applications. In connection with this acquisition,the Company agreed to make additional investments in DRS Ahead Technology -- Bulgaria totaling approximately $2.3 million over a five-year period. For purposes of this agreement, investments include transfer of technology and related intangible assets, transfer of inventory and other productive assets, employee training and other similar transfers and expenditures.

     On October 29, 1997 (the Closing Date), DRS acquired, through certain of its subsidiaries, the assets of the Applied Systems Division of Spar Aerospace Limited (Spar), a Canadian corporation, and 100% of the stock of Spar Aerospace
(UK) Limited, incorporated under the laws of England and Wales (the Acquisition), pursuant to a purchase agreement (the Agreement) dated as of September 19, 1997 between DRS and Spar. The Company paid approximately $35.4 million in cash for the Acquisition (which included $6.9 million for cash acquired in connection with the transaction), subject to a certain working capital adjustment as provided for in the Agreement. The amount of such working capital adjustment, if any, remains the subject of dispute between DRS and Spar. Although the Company cannot, at this time, predict the outcome of such dispute, management does not expect that its resolution will have a material impact on the Company's consolidated financial position or results of operations. The excess of cost over the estimated fair value of net assets acquired was approximately $20 million and is being amortized on a straight-line basis over thirty years. DRS incurred professional fees and other costs related to the Acquisition of approximately $1.5 million, which were capitalized as part of the total purchase price. Purchase price allocation has not yet been finalized, and actual purchase price allocation may differ from that used in these Consolidated Financial Statements. Headquartered in Carleton Place, Ontario, Canada, and operating under the name DRS Flight Safety and Communications, the company has been an international provider of aviation and defense systems for over 30 years. It designs, manufactures and markets sophisticated flight safety systems, naval communications systems and other advanced electronics for government and commercial customers around the world. It also provides custom manufacturing services for complex electronic assemblies and systems.

     The following unaudited pro forma financial information shows the results of operations for the years ended March 31, 1998 and 1997, as though the Acquisition had occurred at the beginning of each period presented. In addition to combining the historical results of operations of the two companies, the pro forma calculations include: the amortization of the excess of cost over the estimated fair value of net assets acquired; the reversal of revenue in connection with a certain contract which is not included in reported results of operations subsequent to the Closing Date; interest expense on the debt associated with the Acquisition; and the related tax effect of these adjustments for each pro forma period presented. For purposes of this pro forma financial information, adjustments to conform the revenue recognition method and the treatment of general and administrative expenses between DRS and the acquired companies prior to the Closing Date have not been made, as it was not practicable to conform the revenue recognition method. Management believes that the effect of any adjustment to conform the treatment of general and administrative expenses would be immaterial.

Years Ended March 31,                                1998               1997
----------------------------------------------------------------------------
Revenues ..................................  $205,228,000       $172,690,000
Net earnings before extraordinary items ...  $  5,668,000       $  5,153,000
Earnings per share:
        Basic .............................  $       1.01       $       0.93
        Diluted ...........................  $       0.86       $       0.78

     The pro forma financial information is not necessarily indicative either of the results of operations that would have occurred had the acquisition been made at the beginning of the period or of the future results of operations of the combined companies.

     On March 10, 1998, a subsidiary of the Company acquired Hadland Photonics Ltd. for approximately $6.5 million in cash. Headquartered in Tring, Hertfordshire, the United Kingdom, and operating as DRS Hadland, the company has been a leader in ultra high-speed image capture and analysis for over 40 years. It designs, manufactures and markets ultra high-speed digital imaging cameras and avionics systems, including airborne video recording and ground replay systems, for government and commercial customers worldwide. The excess of cost over the estimated fair value of net assets acquired was approximately $4.0 million and is being amortized on a straight-line basis over thirty years. Purchase price allocation has not yet been finalized, and actual purchase price allocation may differ from that used for purposes of these Consolidated Financial Statements.

     The aforementioned acquisitions have been accounted for using the purchase method of accounting. Accordingly, the results of operations of the acquired businesses were included in the Company's reported operating results from their respective effective dates of acquisition. Except for the Spar Acquisition, the financial position and results of operations of the aforementioned acquired businesses were not significant to those of the Company as of their respective effective dates of acquisition.

Note 12:
Operating Segments

     DRS is organized into four principal operating segments on the basis of products and services offered: the Electronic Systems Group (ESG), the Data Systems Group (DSG), the Electro-Optical Systems Group (EOSG) and Flight Safety and Communications (FS&C). Each operating segment is comprised of separate and distinct businesses.

     ESG consists of DRS Electronic Systems, Inc., located in Gaithersburg, Maryland, DRS Laurel Technologies, located in Johnstown, Pennsylvania, DRS Technical Services, Inc., based in San Diego, California, and the DRS Technical Services division, located in Chesapeake, Virginia. The Group designs, manufactures and integrates complex systems using advanced commercial technology to meet the performance and environmental requirements of military customers. Current products include tactical display and processing systems for military ships and aircraft, littoral surveillance systems for coastal and harbor regions, radar and acoustic sensor systems, and low-cost emulators of legacy military systems for test and training support. ESG also provides manufacturing services and technical support services for both DRS products and those of other suppliers.

     DSG consists of DRS Precision Echo, Inc., located in Santa Clara, California, and DRS Ahead Technology, headquartered in San Jose, California.
DRS Ahead Technology operates five manufacturing plants based in: Plymouth, Minnesota; St. Croix Falls, Wisconsin; Dassel, Minnesota; Bloomington, Illinois; and Razlog, Bulgaria. The Group utilizes advanced commercial technology to design and manufacture multisensor digital, analog and video data capture and recording products, as well as high-capacity data storage devices for the harsh environments of aerospace and defense applications. Through its commercial operations, DSG also provides a variety of magnetic head products and services used in the commercial aviation, airline, television and audio broadcast, computer disk drive, security, transportation and retail sales industries that test or write and read information on magnetic data storage media.

     EOSG consists of DRS Photronics, Inc., now based in Oakland, New Jersey, DRS Optronics, located in Palm Bay, Florida and DRS Hadland, headquartered in Tring, Hertfordshire, United Kingdom. DRS Hadland also has service offices in Cupertino, California and Munich, Germany. The Group integrates advanced commercial technology with military requirements to design and manufacture advanced electro-optical sighting, targeting, weapons and aircraft optical alignment systems, assemblies and components used primarily in the aerospace and defense industries. The Group is a leading supplier of aircraft boresighting equipment and ultra high-speed digital imaging systems. EOSG also produces night vision and directional devices, as well as eye-safe, laser-based products for military applications.

     FS&C consists of DRS Flight Safety and Communications, located in Carleton Place, Ontario, Canada, and DRS Technologies (UK) Ltd., based in Hayes, Middlesex, United Kingdom. The Group designs and manufactures advanced flight safety systems, naval communications systems and other advanced electronics primarily for defense and commercial aerospace applications. FS&C is a leading global supplier of deployable aircraft beacons and flight data recorders used in emergencies to locate aircraft. Its shipboard communications systems integrate commercial technology and are used in conjunction with surveillance satellites. FS&C also provides custom manufacturing services for complex electronic systems.

     Corporate operations include the activities of the parent company, DRS Technologies, Inc., and several non-operating subsidiaries of the Company. Included in Corporate operations are the results of operations from DRS Medical Systems (see Note 11).

     The accounting policies of the segments are consistent with those described in the Summary of Significant Accounting Policies (see Note 1). The Company evaluates segment level performance based on revenues and operating income as presented in the Consolidated Statements of Earnings. Operating income, as shown, includes amounts allocated from Corporate operations. Revenues and identifiable assets of foreign operations other than those of FS&C (disclosed herein) are immaterial to the Company's consolidated financial statements.

     Information about the Company's operations in these segments for the three years ended March 31, 1998 is as follows:

(dollars in thousands)                            ESG             DSG          ESOG           FS&C       Corporate           Total
-----------------------------------------------------------------------------------------------------------------------------------
Fiscal 1998:
     Revenues ............................... $95,054         $49,310       $31,396        $13,384         $ 1,710        $190,854
     Operating income ....................... $ 9,454         $ 2,306       $ 1,134        $ 1,222         $   143        $ 14,259
     Identifiable assets .................... $35,706         $35,119       $42,401        $39,236         $11,011        $163,473
     Depreciation and amortization .......... $   923         $ 2,543       $ 2,037        $   571         $   985        $  7,059
     Capital expenditures ................... $ 1,091         $ 1,803       $ 2,461        $   149         $ 1,066        $  6,570

Fiscal 1997:
     Revenues ............................... $81,157         $33,852       $25,134         $    --        $ 3,435        $143,578
     Operating income ....................... $ 6,348         $ 5,231       $ 1,295         $    --        $  (292)       $ 12,582
     Identifiable assets .................... $27,354         $34,212       $21,755         $    --        $14,352        $ 97,673
     Depreciation and amortization .......... $ 1,310         $ 1,669       $ 1,286         $    --        $   762        $  5,027
     Capital expenditures ................... $ 1,766         $ 2,473       $   449         $    --        $   540        $  5,228

Fiscal 1996:
     Revenues ............................... $47,844         $31,427       $22,122         $    --        $    61        $101,454
     Operating income ....................... $ 3,181         $ 6,023       $   781         $    --        $(1,438)       $  8,547
     Identifiable assets .................... $26,198         $19,899       $25,456         $    --        $25,698        $ 97,251
     Depreciation and amortization .......... $   935         $   931       $ 1,036         $    --        $   268        $  3,170
     Capital expenditures ................... $ 1,394         $ 1,841       $ 2,982         $    --        $   114        $  6,331
-----------------------------------------------------------------------------------------------------------------------------------

DRS Technologies, Inc. and Subsidiaries
------------------------------------------------------------------------

Note 13:
Quarterly Financial
Information (Unaudited)

The following table sets forth unaudited quarterly financial information for fiscal 1998 and 1997:

First Quarter                                  1998                 1997
------------------------------------------------------------------------
Revenues .............................  $38,997,000          $27,423,000
Operating income .....................  $ 2,899,000          $ 2,468,000
Income taxes .........................  $   788,000          $   716,000
Net earnings .........................  $ 1,343,000          $ 1,120,000
Net earnings per share
   of common stock
        Basic ........................  $      0.24          $      0.20
        Diluted ......................  $      0.20          $      0.18

Second Quarter                                 1998                 1997
------------------------------------------------------------------------
Revenues .............................  $38,738,000          $33,440,000
Operating income .....................  $ 3,285,000          $ 3,032,000
Income taxes .........................  $   863,000          $   893,000
Net earnings .........................  $ 1,467,000          $ 1,396,000
Net earnings per share
   of common stock
        Basic ........................  $      0.26          $      0.25
        Diluted ......................  $      0.21          $      0.21

Third Quarter                                  1998                 1997
------------------------------------------------------------------------
Revenues .............................  $49,915,000          $38,379,000
Operating income .....................  $ 3,715,000          $ 3,254,000
Income taxes .........................  $   916,000          $   898,000
Net earnings .........................  $ 1,560,000          $ 1,406,000
Net earnings per share
   of common stock
        Basic ........................  $      0.28          $      0.25
        Diluted ......................  $      0.22          $      0.21

Fourth Quarter                                 1998                 1997
------------------------------------------------------------------------
Revenues .............................  $63,204,000          $44,336,000
Operating income .....................  $ 4,360,000          $ 3,828,000
Income taxes .........................  $   725,000          $ 1,114,000
Net earnings .........................  $ 2,002,000          $ 1,741,000
Net earnings per share
   of common stock
        Basic ........................  $      0.35          $      0.31
        Diluted ......................  $      0.29          $      0.24

DRS Technologies, Inc. and Subsidiaries
------------------------------------------------------------------------
COMMON STOCK

                                                         Fiscal 1998                Fiscal 1997                 Fiscal 1996
As traded on the American Stock Exchange               High         Low            High        Low            High         Low
---------------------------------------------------------------------------------------------------------------------------------
First Quarter .....................................  11 3/8       9 5/8          11 5/8      7 1/4           6 13/16      4 3/4
Second Quarter ....................................  15 1/8      10 1/4          11 5/8      8 3/8           7 7/8        5 3/4
Third Quarter .....................................  14 13/16    11 7/8          12 1/2      9 1/4           8            6 3/4
Fourth Quarter ....................................  14 7/8      11 1/4          13         10 1/8           8 3/4        7 3/8

As of June 1, 1998, the Common Stock of the Company was held by 335 stockholders of record.


DRS Technologies, Inc. and Subsidiaries
--------------------------------------------------------------------------------
INDEPENDENT AUDITORS' REPORT


                             KPMG Peat Marwick LLP


To the Board of Directors and Stockholders,
DRS Technologies, Inc.:

     We have audited the accompanying consolidated balance sheets of DRS Technologies, Inc. and subsidiaries as of March 31, 1998 and 1997, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DRS Technologies, Inc. and subsidiaries as of March 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1998 in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP

Short Hills, New Jersey
May 11, 1998




                                       40