Form 10-K, Exhibit 13
period 1999-03-31
DRS TECHNOLOGIES INC
filed 1999-06-29
CIK 28630

DRS TECHNOLOGIES INC. AND SUBSIDIARIES


SELECTED FINANCIAL DATA


Years Ended March 31,                             1999            1998            1997            1996            1995
=========================================================================================================================
SUMMARY OF EARNINGS
REVENUES                                     $273,428,000    $190,854,000    $143,578,000    $101,454,000    $69,930,000
OPERATING INCOME                             $ 14,245,000    $ 14,259,000    $ 12,582,000    $  8,547,000    $ 5,094,000
EARNINGS BEFORE EXTRAORDINARY
  ITEM AND INCOME TAXES                      $  4,742,000    $  9,664,000    $  9,284,000    $  6,727,000    $ 4,256,000
NET EARNINGS BEFORE EXTRAORDINARY ITEM       $  2,986,000    $  6,372,000    $  5,663,000    $  4,103,000    $ 2,604,000
NET EARNINGS                                 $    680,000    $  6,372,000    $  5,663,000    $  4,103,000    $ 2,604,000

-------------------------------------------------------------------------------------------------------------------------
PER-SHARE DATA (1)(2)
BASIC EARNINGS PER SHARE                     $       0.45    $       1.13    $       1.03    $       0.75    $      0.51
DILUTED EARNINGS PER SHARE                   $       0.44    $       0.93    $       0.84    $       0.69    $      0.50
BOOK VALUE PER SHARE                         $       7.96    $       7.16    $       5.90    $       4.86    $      4.16

-------------------------------------------------------------------------------------------------------------------------
SUMMARY OF FINANCIAL POSITION
WORKING CAPITAL                              $ 13,491,000    $ 42,126,000    $ 32,838,000    $ 33,990,000    $20,317,000
NET PROPERTY, PLANT AND EQUIPMENT            $ 34,163,000    $ 22,972,000    $ 19,987,000    $ 16,191,000    $ 9,849,000
TOTAL ASSETS                                 $330,344,000    $163,473,000    $ 97,673,000    $ 97,251,000    $64,590,000
LONG-TERM DEBT, EXCLUDING
  CURRENT INSTALLMENTS                       $102,091,000    $ 56,532,000    $ 30,801,000    $ 32,608,000    $11,732,000
NET STOCKHOLDERS' EQUITY                     $ 73,442,000    $ 44,335,000    $ 32,987,000    $ 26,566,000    $22,509,000

-------------------------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS
PRETAX RETURN ON REVENUES (1)                        1.7%            5.1%            6.5%            6.6%           6.1%
AFTER TAX RETURN ON REVENUES (1)                     1.1%            3.3%            3.9%            4.0%           3.7%
RETURN ON AVERAGE STOCKHOLDERS' EQUITY (1)           5.6%           16.5%           19.0%           16.7%          12.3%
CURRENT RATIO                                        1.1             1.8             2.2             2.0            1.9
LONG-TERM DEBT, EXCLUDING CURRENT
  INSTALLMENTS, TO TOTAL CAPITALIZATION             58.2%           56.0%           48.3%           55.1%          34.3%
INTEREST COVERAGE RATIO (6)                         2.83x           4.28x           4.98x           4.69x          5.91x

-------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL INFORMATION
EBIT (3)                                     $ 14,100,000    $ 14,762,000    $ 12,876,000    $  9,408,000    $ 5,628,000
EBITDA (4)                                   $ 26,511,000    $ 25,821,000    $ 17,903,000    $ 12,578,000    $ 8,108,000
FREE CASH FLOW (5)                           $ 19,645,000    $ 15,251,000    $ 12,675,000    $  6,247,000    $ 5,565,000
CAPITAL EXPENDITURES                         $  6,866,000    $  6,570,000    $  5,228,000    $  6,331,000    $ 2,543,000
DEPRECIATION AND AMORTIZATION                $ 12,411,000    $  7,059,000    $  5,027,000    $  3,170,000    $ 2,480,000
INTERNAL RESEARCH AND DEVELOPMENT            $  5,228,000    $  4,049,000    $  3,852,000    $    649,000    $   795,000
EMPLOYEES (7)                                $      2,180    $      1,470    $      1,107    $        809    $       565
REVENUES PER EMPLOYEE (8)                    $    133,000    $    124,000    $    129,000    $    137,000    $   130,000

----------
   (1) Earnings per share and financial ratios presented and calculated before extraordinary item in fiscal 1999.

   (2) No cash dividends have been distributed in any of the years in the five-year period ended March 31, 1999.

   (3) Earnings before extraordinary items, interest and related expenses, and income taxes.

   (4) Earnings before extraordinary items, interest and related expenses, income taxes, depreciation and amortization.

   (5)  EBITDA less capital expenditures.

   (6) Ratio of EBITDA to interest and related expenses (primarily amortization of debt issuance costs).

   (7) Indicates the number of employees at March 31 for each of the fiscal years presented. Included in fiscal 1999, 1998, 1997 and 1996 are approximately 407, 428, 188 and 155 employees, respectively, from new operations. (See Note 2 of Notes to Consolidated Financial Statements.)

   (8)  Based on average number of employees.

DRS TECHNOLOGIES INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management's discussion and analysis (MD&A) of the consolidated financial condition and results of operations of DRS Technologies, Inc. and Subsidiaries (hereinafter, the Company or DRS) as of March 31, 1999 and 1998, and for each of the fiscal years in the three-year period ended March 31, 1999. This discussion should be read in conjunction with the audited consolidated financial statements and related notes.

     The following discussion and analysis contains certain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements in this report are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Persons reading this report are cautioned that risks and uncertainties are inherent to forward-looking statements. Accordingly, the Company's actual results could differ materially from those suggested by such forward-looking statements. Risks include, without limitation: the effect of the Company's acquisition strategy on future operating results; the uncertainty of acceptance of new products and successful bidding for new contracts; the effect of technological changes or obsolescence relating to the Company's products and services; the effects of government regulation or shifts in government policy, as they may relate to the Company's products and services; competition; and other matters referred to in this report.

BUSINESS OVERVIEW DRS Technologies is a leading supplier of defense electronics systems and has served the defense industry for over thirty years. The Company provides advanced technology products and services to government and commercial markets worldwide and holds leading positions in most of its niche markets. DRS develops and manufactures a broad range of mission critical products -- from rugged computers and peripherals to systems and components in the areas of communications, data storage, digital imaging, electro-optics, flight safety and space. The Company's defense electronics systems and subsystems are sold to all branches of the U.S. military, selected U.S. government intelligence agencies, major aerospace/defense prime contractors, international military forces and a wide range of commercial customers. DRS also offers a full complement of technical support and advanced manufacturing services.

     The Company has grown substantially in recent years, as a result of internal business development and strategic acquisitions. In fiscal 1999, the Company completed two milestone transactions: the acquisition of certain assets of the Second Generation Ground-Based Electro-Optical (Ground EO) and Focal Plane Array (FPA) buinesses (together, the EOS Business) of Raytheon Company and certain of its subsidiaries (Raytheon); and the merger with NAI Technologies, Inc. These acquisitions have significantly expanded the Company's business base and have increased and further diversified DRS's backlog.

     Over the past five fiscal years, revenues and earnings before extraordinary items, interest and related expenses, income taxes, depreciation and amortization (EBITDA) have grown at compounded average annual rates of approximately 36% and 31%, respectively. In fiscal 1999, the Company's total revenues increased by approximately 43%, with revenues generated by the Company's core businesses (existing businesses as of March 31, 1998) increasing by approximately 18%.

     Funded backlog also has increased substantially. At March 31, 1999, DRS's funded backlog was approximately $365.8 million, an increase of 106% from the prior year-end level, and included approximately $108.7 million and $31.7 million added at the dates of acquisition of the EOS Business of Raytheon and the merger with NAI Technologies, Inc., respectively. These acquisitions have further diversified the Company's backlog with respect to its defense customer base. As of March 31, 1999, approximately 47% and 27% of the Company's backlog related to products and services for the U.S. Army and U.S. Navy, as compared with 11% and 62% at March 31, 1998, respectively.

     To achieve this level of growth and business development, DRS has executed a consistent long-term business strategy. The Company's goal is to secure its emerging position as a mid-tier defense technology supplier by maintaining its reputation for technical excellence, focusing on the development of profitable long-term contracts and acquiring businesses that complement or extend existing product lines.

     COMPANY ORGANIZATION AND PRODUCTS DRS is organized into four principal operating segments, three of which compete in the defense industry: the Electronic Systems Group (ESG); the Electro-Optical Systems Group (EOSG); the Flight Safety and Communications Group (FSCG); and the Data Systems Group (DSG). Each group is comprised of separate and distinct businesses.

DRS TECHNOLOGIES INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and
  Results of Operations (continued)


     During the current fiscal year, DRS's military recording systems subsidiary, DRS Precision Echo, Inc., was combined with DRS Flight Safety and Communications for management purposes, based on business and product synergies. DRS Precision Echo, Inc. previously had been managed, together with DRS Ahead Technology, Inc., as part of DSG. DSG now consists solely of the operations of DRS Ahead Technology, Inc., which principally serves commercial markets. Prior-year balances and results of operations disclosed in this MD&A for both FSCG and DSG have been restated to give effect to this management change. In addition, as a result of acquisitions completed in fiscal 1999, ESG and EOSG now include the operations of NAI Technologies, Inc. and the EOS Business of Raytheon, respectively.

     ESG is a leading provider of naval computer workstations used to process and display integrated combat information. ESG produces rugged computers and peripherals, surveillance, radar and tracking systems, acoustical signal processing and display equipment, and combat control systems. ESG products are used on front-line platforms, including Aegis destroyers and cruisers, aircraft carriers, submarines and surveillance aircraft. ESG's products also are used in the U.S. Army's ongoing battlefield digitization programs.

     EOSG produces systems and subsystems for infrared night vision and targeting products used in some of the U.S. Army's most important battlefield platforms, including the Abrams Main Battle Tank, Bradley Infantry Fighting Vehicle and the High-Mobility Multipurpose Wheeled Vehicle (HMMWV) scout vehicle. EOSG designs, manufactures and markets products that allow operators to detect, identify and target objects based upon their infrared signatures regardless of the ambient light level. The effectiveness of the previous generation of these products was recognized in the Desert Storm conflict. This Group is also a leading designer and manufacturer of eye-safe laser range finders and multiple-platform weapons calibration systems for such diverse air platforms as the Apache attack helicopter and AC-130U gunship. EOSG is leveraging its technology base by expanding into related non-defense markets and is a leading producer of ultra high-speed digital imaging systems.

     FSCG is a leading manufacturer of deployable flight emergency or "black box" recording equipment used by military and search and rescue aircraft. FSCG also manufactures shipboard communications and infrared surveillance systems for the U.S., Canadian and other navies. This Group uses advanced commercial technology in the design and manufacture of multi-sensor digital, analog and video data capture recording products, as well as high-capacity data storage devices for the harsh environments of aerospace and defense applications. FSCG, recognized for its technical expertise and capabilities, also provides advanced manufacturing services for international military and space customers. FSCG products are used on such platforms as the F/A-18 fighter, A-10 attack plane, P-3 reconnaissance aircraft and EH-101 helicopter for surveillance, target verification and battle damage assessment.

     DSG produces consumable magnetic heads used in the production of hard disk drives by some of the world's largest computer manufacturers. Other commercial products provide data retrieval capability for devices such as airplane phones, credit card readers and other electronic scanning equipment.

ACQUISITIONS AND RELATED ACTIVITIES On June 18, 1996, DRS Ahead Technology, Inc. (Ahead Technology) acquired, through a wholly-owned subsidiary, substantially all the assets of Vikron, Inc. (Vikron) for approximately $3.7 million in cash. The excess of cost over the estimated fair value of net assets acquired was approximately $1.6 million and is being amortized on a straight-line basis over fifteen years. Vikron, located in St. Croix Falls, Wisconsin, manufactures data and recording heads.

     On October 24, 1996, Ahead Technology acquired, through a wholly-owned subsidiary, certain assets of Nortronics Company, Inc. (Nortronics) for approximately $2.4 million in cash. In September 1998, DSG closed Nortronics' sole production facility in Dassel, Minnesota, and transferred related assets and products to the Group's Plymouth, Minnesota and Razlog, Bulgaria plants.

     On October 30, 1996, Pacific Technologies, Inc., a California corporation, merged with and into a wholly-owned subsidiary of the Company for stock and cash valued at approximately $0.5 million. Based in San Diego, California, and renamed DRS Technical Services, Inc., it provides systems and software engineering support to the U.S. Navy for the testing of shipboard combat systems.

     On May 13, 1997, a subsidiary of the Company acquired approximately 80% of the outstanding equity of Magnetic Heads Company Ltd. (MHC) for approximately $0.3 million in cash. Located in Razlog, Bulgaria, MHC, now known as DRS Ahead Technology, Inc. (Bulgaria) AD (Ahead Technology -- Bulgaria), is a manufacturer and supplier of magnetic recording heads used primarily for commercial applications. In connection with this acquisition, the Company has agreed to make additional investments in DRS Ahead Technology -- Bulgaria totaling approximately $2.3 million over a five-year period. For purposes of this agreement, investments include the transfer of technology and related intangible assets, transfer of inventory and other productive assets, employee training and other similar transfers and expenditures.

     On September 12, 1997, the Company sold substantially all of the net assets of DRS Medical Systems (a partnership formed in February 1996 in which the Company held a 90% interest) to United States Surgical Corporation for approximately $1.9 million in cash. The sale resulted in a gain of approximately $0.1 million and the reversal of accrued obligations of $0.3 million. The results of operations of this partnership were not material to the consolidated operating results of the Company during the periods presented.

     On October 29, 1997, DRS acquired, through certain of its subsidiaries, the assets of the Applied Systems Division of Spar Aerospace Limited (Spar), a Canadian corporation, and 100% of the stock of Spar Aerospace (UK) Limited, incorporated under the laws of England and Wales (the Spar Acquisition), pursuant to a purchase agreement (the Agreement) dated as of September 19, 1997 between DRS and Spar. The Company paid approximately $35.4 million in cash for the Acquisition (which included $6.9 million for cash acquired in connection with the transaction), subject to a certain working capital adjustment as provided for in the Agreement. The amount of such working capital adjustment, if any, remains the subject of dispute between DRS and Spar. Although the Company cannot, at this time, predict the outcome of such dispute, management does not expect that its resolution will have a material impact on the Company's consolidated results of operations or financial position. The excess of cost over the estimated fair value of net assets acquired was approximately $20.0 million and is being amortized on a straight-line basis over 30 years. DRS incurred professional fees and other costs related to the Spar Acquisition of approximately $1.5 million, which were capitalized as part of the total purchase price. Headquartered in Carleton Place, Ontario, Canada, and operating under the name DRS Flight Safety and Communications (FS&C), the company has been an international provider of aviation and defense systems for over 30 years. It designs, manufactures and markets sophisticated flight safety systems, naval communications systems and other advanced electronics for government and commercial customers around the world. It also provides custom manufacturing services for complex electronic assemblies and systems.

     On March 10, 1998, a subsidiary of the Company acquired Hadland Photonics Ltd. and subsidiaries for approximately $6.5 million in cash. Headquartered in Tring, Hertfordshire, the United Kingdom, and operating under the name DRS Hadland, the company has been a leader in ultra high-speed image capture and analysis for over 40 years. It designs, manufactures and markets ultra high-speed digital imaging cameras and provides avionics systems, including airborne video recording and ground replay systems, for government and commercial customers worldwide. The excess of cost over the estimated fair value of net assets acquired was approximately $4.0 million and is being amortized on a straight-line basis over 30 years.

     On October 20, 1998, the Company acquired, through certain of its subsidiaries, certain assets of the Second Generation Ground-Based Electro-Optical (Ground EO) and Focal Plane Array (FPA) businesses (together, the EOS Business) of Raytheon Company and certain of its subsidiaries (Raytheon), pursuant to an Asset Purchase Agreement dated as of July 28, 1998, between the Company and Raytheon, as amended (the EOS Acquisition). The Company paid approximately $45 million in cash at closing for the EOS Business. The purchase price is subject to a post-closing working capital adjustment, as provided for in the Asset Purchase Agreement, not to exceed $7 million. The amount of such working capital adjustment currently is being determined. Management does not expect that the final adjustment will have a material impact on the Company's consolidated financial position or results of operations. The excess of cost over the estimated fair value of net assets acquired and the appraised value of certain identified intangible assets were approximately $34.5 million and $30.8 million, respectively, and are being amortized on a straight-line basis over 20 years. DRS incurred professional fees and other costs related to the EOS Acquisition of approximately $2.0 million, which also were capitalized as part of the total purchase price. The Company has valued acquired contracts in process at their remaining contract prices, less estimated costs to complete, and an allowance for normal profits on the Company's effort to complete such contracts (see Note 6 of Notes to Consolidated Financial Statements). Purchase price allocation has not yet been finalized, and actual purchase price allocation may differ from that used in these Consolidated Financial Statements. The EOS Business provides products used in the detection, identification and acquisition of targets based on infrared data. Primary programs include the U.S. Army's Horizontal Technology Integration Second Generation FLIR (Forward-Looking Infra-Red) (HTI SGF), the Long-Range Advanced Scout Surveillance System (LRAS)(3), the Improved Bradley Acquisition System
(IBAS) and the Javelin missile programs. Ground EO, renamed DRS Sensor Systems, Inc., has 47 employees based in El Segundo, California; and FPA, renamed DRS Infrared Technologies, LP, has 186 employees located in Dallas, Texas.

     On February 19, 1999, a wholly-owned subsidiary of the Company merged with and into NAI Technologies, Inc., a New York corporation (NAI), with NAI being the surviving corporation and continuing as a direct wholly-owned subsidiary

EMPLOYEES

99  ===================================================================== 2,180
98  ===================================================== 1,470
97  ========================================= 1,107
96  =============================== 809
95  ========================565

DRS TECHNOLOGIES INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and
  Results of Operations (continued)



of DRS, for stock and other consideration valued at approximately $24.8 million (the NAI Merger). The excess of cost over the estimated fair value of net assets acquired was approximately $25.4 million and is being amortized on a straight-line basis over 20 years. DRS incurred professional fees and other costs related to the NAI Merger of approximately $2.8 million, which were capitalized as part of the total purchase price. Purchase price allocation has not yet been finalized, and actual purchase price allocation may differ from that used in these Consolidated Financial Statements. NAI is a diversified, international electronics company and a leading provider of rugged computers, peripherals and integrated systems primarily for military and special government applications. The company has office locations in Columbia, Maryland; Longmont, Colorado; Farnham, Surrey, England; and Fyshwick, Australian Capital Territory, Australia and employs approximately 200 people. NAI reported revenues from continuing operations of approximately $48 million for the fiscal year ended December 31, 1997 and $35 million for the nine-month period ended September 30, 1998.

     The aforementioned acquisitions have been accounted for using the purchase method of accounting. Accordingly, the results of operations of the acquired businesses were included in the Company's reported operating results from their respective effective dates of acquisition. Except for the Spar Acquisition, the EOS Acquisition and the NAI Merger, the financial position and results of operations of these businesses were not significant to those of the Company as of their respective effective dates of acquisition (see Note 2 of Notes to Consolidated Financial Statements).

     DRS selectively targets acquisition candidates that complement or expand the Company's products, services or technical capabilities. As part of the selection process, the Company assesses the potential for near-term accretion to earnings and typically selects only those businesses which can be accretive within twelve to eighteen months. The Spar Acquisition, the EOS Acquisition and NAI Merger, the Company's most recent and significant acquisitions, were immediately accretive to earnings. The Company continues to seek acquisition opportunities consistent with its overall business strategy and is engaged in preliminary discussions regarding several other potential acquisitions. There can be no assurance, however, that definitive agreements will be reached or that any further acquisitions will be consummated.

RESULTS OF OPERATIONS The following table sets forth items in the Consolidated Statements of Earnings as a percentage of revenues and the percentage increase or decrease of those items as compared with the prior period:


                                                             PERCENT OF REVENUES                  PERCENT CHANGES
-----------------------------------------------------------------------------------------  ------------------------------
                                                                                                 1999 vs     1998 vs
Years Ended March 31,                                    1999        1998         1997             1998        1997
-----------------------------------------------------------------------------------------  ------------------------------
REVENUES                                                100.0%      100.0%       100.0%            43.3%       32.9%
COSTS AND EXPENSES                                       94.8%       92.5%        91.2%            46.8%       34.8%
-----------------------------------------------------------------------------------------  ------------------------------
OPERATING INCOME                                          5.2%        7.5%         8.8%            (0.1%)      13.3%
INTEREST AND OTHER INCOME, NET                           (0.3%)      (0.7%)       (0.5%)          (36.4%)      97.3%
INTEREST AND RELATED EXPENSES                             3.4%        2.7%         2.5%            83.6%       41.9%
-----------------------------------------------------------------------------------------  ------------------------------
EARNINGS BEFORE EXTRAORDINARY ITEM,
     MINORITY INTERESTS AND INCOME TAXES                  2.1%        5.5%         6.8%           (45.3%)       8.8%
MINORITY INTERESTS                                        0.4%        0.5%         0.4%            16.8%      116.3%
-----------------------------------------------------------------------------------------  ------------------------------
EARNINGS BEFORE EXTRAORDINARY ITEM AND
     INCOME TAXES                                         1.7%        5.0%         6.4%           (50.9%)       4.1%
INCOME TAXES                                              0.6%        1.7%         2.5%           (46.7%)      (9.1%)
-----------------------------------------------------------------------------------------  ------------------------------
NET EARNINGS BEFORE EXTRAORDINARY ITEM                    1.1%        3.3%         3.9%           (53.1%)      12.5%
-----------------------------------------------------------------------------------------  ------------------------------


The following tables set forth, by operating segment, revenues, operating income, operating margin and the percentage increase or decrease of those items as compared with the prior period:


ESG                                                                                               PERCENT CHANGES
------------------------------------------------------------------------------------------   ---------------------------
                                                                                                 1999 vs      1998 vs
Years Ended March 31,                                  1999        1998         1997               1998         1997
------------------------------------------------------------------------------------------   ---------------------------
REVENUES                                            $123,558    $95,054      $81,157               30.0%       17.1%
OPERATING INCOME BEFORE AMORTIZATION
     OF GOODWILL AND RELATED INTANGIBLES            $ 9,497     $ 9,481      $ 6,405                0.2%       48.0%
OPERATING INCOME                                    $ 9,292     $ 9,454      $ 6,348               (1.7%)      48.9%
OPERATING MARGIN                                        7.5%        9.9%         7.8%             (24.4%)      27.2%
------------------------------------------------------------------------------------------   ---------------------------


DSG                                                                                               PERCENT CHANGES
------------------------------------------------------------------------------------------   ---------------------------
                                                                                                  1999 vs     1998 vs
Years Ended March 31,                                  1999        1998         1997              1998        1997
------------------------------------------------------------------------------------------   ---------------------------
REVENUES                                           $ 19,460     $25,307      $22,255              (23.1%)      13.7%
OPERATING (LOSS) INCOME BEFORE AMORTIZATION
     OF GOODWILL AND RELATED INTANGIBLES           $ (1,964)    $ 2,252      $ 4,843             (187.2%)     (53.5%)
OPERATING (LOSS) INCOME                            $ (2,526)    $ 1,681      $ 4,541             (250.3%)     (63.0%)
OPERATING MARGIN                                     (13.0%)        6.6%        20.4%            (295.4%)     (67.4%)
------------------------------------------------------------------------------------------   ---------------------------


EOSG                                                                                               PERCENT CHANGES
------------------------------------------------------------------------------------------   ---------------------------
                                                                                                 1999 vs     1998 vs
Years Ended March 31,                                  1999        1998         1997             1998        1997
------------------------------------------------------------------------------------------   ---------------------------
REVENUES                                           $ 78,186     $31,396      $25,134              149.0%       24.9%
OPERATING INCOME BEFORE AMORTIZATION OF
     GOODWILL AND RELATED INTANGIBLES              $  5,296     $ 1,270      $ 1,431              317.0%      (11.3%)
OPERATING INCOME                                   $  3,661     $ 1,134      $ 1,295              222.8%      (12.4%)
OPERATING MARGIN                                        4.7%        3.6%         5.2%              29.6%      (29.9%)
------------------------------------------------------------------------------------------   ---------------------------



FSCG                                                                                              PERCENT CHANGES
------------------------------------------------------------------------------------------   ---------------------------
                                                                                                 1999 vs     1998 vs
Years Ended March 31,                                  1999        1998         1997             1998        1997
------------------------------------------------------------------------------------------   ---------------------------
REVENUES                                           $ 52,224     $37,387       $11,597              39.7%      222.4%
OPERATING INCOME BEFORE AMORTIZATION OF
     GOODWILL AND RELATED INTANGIBLES              $  5,457     $ 2,344       $   916             132.8%      155.9%
OPERATING INCOME                                   $  4,608     $ 1,847       $   690             149.5%      167.7%
OPERATING MARGIN                                        8.8%        4.9%          5.9%             78.6%      (17.0%)
------------------------------------------------------------------------------------------   ---------------------------

COMPARISON OF FISCAL 1999 WITH FISCAL 1998 ESG's revenue growth was attributable primarily to increased shipments of the Group's military display workstations and coastal surveillance systems. Fiscal 1999 revenues included approximately $7.0 million from NAI following the merger in February 1999. The decrease in ESG's operating income and operating margin resulted primarily from a shift in revenue mix in the current year to a higher percentage of revenues from the AN/UYQ-70 Advanced Display System tactical workstation (Q-70) program with the U.S. Navy. Margins are generally lower on the Q-70 program compared with certain other product lines, due to its significant commercial off-the-shelf (COTS) component content.

     The decrease in revenues at DSG resulted from the continuing effects of the sluggish global computer disk drive marketplace and competitive pricing pressure on certain other magnetic tape head products. DSG has experienced delays in orders expected from major customers and, more recently, postponements of existing orders, resulting from these market conditions. The decrease in DSG's operating income and operating margin was the result of lower revenues and margins attributable to pricing pressure and less favorable absorption of fixed operating expenses. These results also included charges incurred in September 1998 of approximately $0.5 million for costs relating to the closing of its Dassel, Minnesota facility and reserves for certain receivables and inventory, necessitated by the bankruptcy filing of a significant customer. In November 1998, DSG implemented a 25% reduction in its work force in its San Jose, California operation in response to the decrease in sales volume. DSG intends to continue its cost reduction efforts in general and in response to market conditions.

     The increase in revenues at EOSG was attributable to the acquisition of the EOS Business in October 1998, and the acquisition of DRS Hadland in March 1998. These increases were partially offset by the continued delay in shipping boresight systems, resulting from the complaint filed against an employee of DRS Photronics, Inc. (Photronics). To date, no claim has been made or threatened against the Company or Photronics. The Company cannot predict when such shipments will resume; however, these delays are expected to impact fiscal 2000's first quarter results. Operating results for the fiscal year ended March 31, 1998 reflect the effect of a second quarter restructuring charge of $471,000, associated with the relocation of the Group's boresight operations from Hauppauge, New York to Oakland, New Jersey. The increases in operating income and margins in fiscal 1999 were primarily due to the acquisitions mentioned above.

     FSCG's revenue growth was attributable to shipments of the Group's flight safety and communications products and to revenues from contract manufacturing services, generated by the business acquired from Spar in the third quarter of fiscal 1998. In addition, revenues for the fiscal year ended March 31, 1999 included approximately $1.7 million relating to an equitable adjustment claim settlement between the Company and the U.S. Navy. This settlement represented a recovery of a portion of excess costs incurred on a contract, completed in fiscal 1994, to develop and produce a mission data recorder playback

DRS TECHNOLOGIES INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)



support system for use with the Company's AN/AQH-9 and AN/AQH-11 data recorders. The excess costs incurred on this contract were charged to earnings in prior periods. The increase in operating income and operating margin resulted from the increase in revenues, as explained above, partially offset by decreases in the Group's military data recording systems product line margins resulting from lower revenues and a change in product mix. Operating results were impacted adversely by a charge in the third quarter of fiscal 1999 of approximately $1.0 million for reserves against inventory in excess of current contract requirements at the Group's DRS Precision Echo, Inc. unit.

     Interest and other income, net was $0.9 million for the fiscal year ended March 31, 1999 as compared with $1.4 million in the prior fiscal year. Interest and other income, net in fiscal 1998 included approximately $0.3 million from the sale of the net assets of DRS Medical Systems in September 1997.

     Minority interest was approximately $1.0 million and $0.9 million in fiscal 1999 and 1998, respectively. The increase was due to higher operating income generated by ESG's DRS Laurel Technologies unit, in which the Company has an 80% interest.

     Interest and related expenses were approximately $9.4 million and $5.1 million for the fiscal years ended March 31, 1999 and 1998. The increase was primarily attributable to debt associated with the EOS Acquisition and the Spar Acquisition in October 1998 and 1997, respectively. The increase in interest expense was also due, in part, to higher average working capital borrowings in fiscal 1999.

     The Company's effective tax rate was 37% and 34% in the fiscal years ended March 31, 1999 and 1998, respectively. The lower effective tax rate for fiscal 1998 included the effect of a one-time benefit associated with the utilization of a U.S. Federal capital loss carryforward (see Results of Operations -- Comparison of Fiscal 1998 with Fiscal 1997). The fiscal 1999 effective tax rate reflected the effect of U.S. tax return benefits that were not recognized previously for financial statement purposes. The fiscal 1999 effective rate also reflected the effect of lower average foreign statutory tax rates, as domestic earnings were proportionately less than fiscal 1998. The Company's effective tax rate is expected to increase as domestic earnings improve.

     DRS recorded an extraordinary charge of approximately $2.3 million, net of tax, in the fiscal quarter ended December 31, 1998 in connection with a modification of the Company's credit facility (see Financial Condition and Liquidity -- Working Capital).

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

     Revenues from DSG for the fiscal year ended March 31, 1998 increased 13.7% to $25.3 million from $22.3 million in fiscal 1997. The increase in revenues was attributable primarily to increased shipments of the Group's computer disk drive head products (disk head products), as well as revenues from shipments of magnetic heads products generated by businesses acquired in fiscal 1997. DSG's operating income for fiscal 1998 decreased 63.0% to $1.7 million, compared with $4.5 million reported in fiscal 1997. Operating margins were 6.6% and 20.4% for the fiscal years ended March 31, 1998 and 1997, respectively. The decrease in DSG's operating income and operating margin was primarily the result of increased general and administrative costs and pricing pressure on its disk head products. Lower margins reflected the effects of declining orders in the second half of fiscal 1998 related to the general downturn and consolidation in the computer disk drive industry. Higher general and administrative expenses were attributable to the Group's marketing and product development efforts, as well as to the delayed start up of the Group's Bulgarian operation.

     Revenues from EOSG for the fiscal year ended March 31, 1998 increased 24.9% to $31.4 million from $25.1 million in fiscal 1997. The increase in revenues was attributable primarily to increased shipments of the Group's electro-optical systems product lines and to revenues from the acquisition of DRS Hadland in March 1998. EOSG's operating income for fiscal 1998 decreased 12.4% to $1.1 million, compared with $1.3 million in the prior year. Operating margins were 3.6% and 5.2% for the fiscal years ended March 31, 1998 and 1997, respectively. The decrease in EOSG's operating income and operating margin in fiscal 1998 reflected the effect of restructuring and other costs related to the closure of the Group's Hauppauge, New York facility and relocation of its operations to Oakland, New Jersey.

     FSCG's revenues and operating income increased 222.4% and 167.7%, respectively, in fiscal 1998. Operating margins were 4.9% and 5.6% in the fiscal years ended March 31, 1998 and 1997, respectively. Results for fiscal 1998 include

                                      -26
those of FS&C from the date of its acquisition in October 1997. Revenues from FS&C were $13.4 million in the fiscal year ended March 31, 1998 and were attributable primarily to shipments of flight safety and communications products and from contract manufacturing services. The increase in revenues was also attributable to increased shipments of the Group's military data storage and recording products. Operating margins decreased due mainly to higher company-sponsored research and development expenditures during the year for new 8mm recording products.

     Consolidated revenues in fiscal 1998 and 1997 included approximately $1.7 million and $3.4 million, respectively, from DRS Medical Systems. Substantially all of the net assets of DRS Medical Systems were sold on September 12, 1997. Operating income of the Partnership was not significant to the consolidated results of operations of the Company in fiscal 1998 and 1997.

     Interest and related expenses increased 41.9% to $5.1 million for the fiscal year ended March 31, 1998, as compared with $3.6 million in the prior fiscal year. The increase was attributable primarily to the increase in debt associated with the acquisition of FS&C and higher average working capital borrowings.

     Interest and other income, net increased by approximately $0.7 million, or 97.3%, in fiscal 1998 to $1.4 million. This increase principally was due to the interest earned on higher average cash balances primarily resulting from cash acquired with FS&C.

     Minority interest increased from $0.4 million in fiscal 1997 to $0.9 million in fiscal 1998. The increase was due to the continued growth of the DRS Laurel Technologies partnership (DRS Laurel), in which the Company has an 80% interest. DRS Laurel manufactures many of the Company's military display workstations.

     The Company's effective tax rates for the fiscal years ended March 31, 1998 and 1997 were 34% and 39%, respectively. The lower effective income tax rate in fiscal 1998 reflected the benefit of the utilization of U.S. Federal capital loss carryforwards against the capital gain resulting from the sale of the Company's Hauppauge, New York facility, combined with the effect of lower overall effective tax rates of newly acquired foreign operations. The provision for income taxes included all estimated income taxes payable to federal, state and foreign governments, as applicable.

FINANCIAL CONDITION AND LIQUIDITY Cash and Cash Flow: Cash and cash equivalents at March 31, 1999 and 1998 represented approximately 3% and 6%, respectively, of total assets. During the fiscal year, cash increased by approximately $0.5 million. Cash flow from operations totaled $15.2 million, which included $14.9 million in net advance payments relating to the Q-70 program. Beginning in March 1999, these advance payments are being liquidated against associated progress billings through August 1999. Net cash flow from operations were net of approximately $8.0 million and $3.6 million for interest and income tax payments, respectively. Net cash provided by financing activities for the fiscal year was $46.5 million, including net proceeds from acquisition-related borrowings of $47.1 million. Approximately $6.2 million was used for repayments of long-term debt, which included approximately $5.0 million for the retirement of the Company's 8 1/2% convertible subordinated debentures at maturity. Working capital borrowings under the Company's credit facility were $8.0 million and $5.1 million as of March 31, 1999 and 1998, respectively. Cash used in investing activities totaled $60.9 million, which included $54.2 million for acquisitions and $6.9 million for capital expenditures.

     Working Capital: Working capital as of March 31, 1999 was $13.5 million, a decrease of $28.6 million, or 68.0%, from the prior year-end level. This decrease was directly related to liabilities recorded in connection with the EOS Acquisition. Approximately $28.5 million was provided for estimated costs in excess of contract value on acquired contracts. In addition, approximately $10.9 million was recorded, representing management's estimate of normal profits (operating income) to be earned in connection with the completion of acquired contracts and related work-in-process as of the acquisition date.

     In connection with the acquisition of the EOS Business on October 20, 1998, the Company and certain of its subsidiaries entered into a $150 million secured credit facility (Facility) with Mellon Bank, N.A., consisting of two term loans: the first in the principal amount of $30 million (First Term Loan), and the second in the principal amount of $50 million (Second Term Loan); and a revolving line of credit (Line of Credit) for $70 million, subject to a borrowing base calculation. As of March 31, 1999 and 1998, the Company had approximately $38.4 million and $10.8 million, respectively, of additional available credit after satisfaction of its borrowing base requirement. The maturity dates of the First Term Loan and the Second Term Loan are October 20, 2003 and October 20, 2005, respectively, with quarterly principal payments beginning on June 30, 1999. The Line of Credit matures on October 20, 2003. The Facility amended, restated and replaced the Company's existing $60 million secured credit facility consisting of a $20 million term loan and a $40 million revolving line of credit. The Second Term Loan was used to finance a portion of the acquisition of the EOS Business. The First Term Loan was used to refinance the debt associated with the acquisition of DRS Flight Safety and Communications, completed in the third quarter of fiscal 1998. The Line of Credit is available for working capital, general corporate purposes and acquisitions. The Facility is secured by substantially all of the assets of the Company. Borrowings can be made in United States dollars at rates based on LIBOR (London Interbank Offering Rate) or

DRS TECHNOLOGIES INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)


United States Prime or in Canadian dollars at rates based on LIBOR, Canadian Prime or the Canadian Bankers Acceptance Rate. The Facility contains certain covenants and restrictions, including maintenance of a minimum level of consolidated net worth, a restriction on the payment of dividends on the capital stock of the Company, a limitation on the issuance of additional debt and certain other restrictions. As of March 31, 1999, the Company was in compliance with all covenants.

     For accounting purposes, the modification of the Facility was accounted for as an extinguishment of debt pursuant to the guidance of the Emerging Issues Task Force of the Financial Accounting Standards Board (Issue No. 96-19). Accordingly, the unamortized balance of deferred financing costs relating to the previous credit facility, plus fees paid in connection with the modification, were recorded as an extraordinary charge in the amount of $2,306,000, net of tax, in the third quarter of fiscal 1999.

     With the new Facility described above, the Company believes that its present working capital position and available bank financing are sufficient to support its current operational needs, as well as its near-term business objectives.

     Total Assets: During the year, total assets increased by $166.9 million, or 102.1%, as compared with March 31, 1998, primarily due to the EOS Acquisition and the NAI Merger. With respect to the EOS Acquisition, the Company acquired approximately $88.1 million in total assets, including $4.4 million in net accounts receivable, $6.5 million in net inventory and $11.9 million in fixed assets. In accounting for this acquisition, the Company provided $39.4 million for unearned income and future estimated costs on existing Focal Plane Array and certain other contracts. Based on the purchase price of $45.0 million, the excess of purchase price over net assets acquired and the appraised value of certain identified intangible assets totaled approximately $65.3 million (including approximately $2.0 million for closing costs). Total assets also increased by $44.2 as a result of the NAI Merger. As of the effective date of the merger, NAI had approximately $8.4 million in net inventory and $4.9 million of net accounts receivable. The excess of the value of consideration exchanged over the estimated fair value of net assets acquired was approximately $28.2 million (including approximately $2.8 million for professional fees and related closing costs).

     Accounts Receivable: Accounts receivable, net, excluding amounts from acquired businesses, increased by approximately $20.9 million in fiscal 1999, primarily due to increased revenues in the fourth quarter of fiscal 1999. At March 31, 1999 and 1998, accounts receivable included $0.8 million arising from retainage provisions in certain contracts, primarily with the Canadian and British governments, which may not be collected within one year.

     Inventories: Inventories, excluding amounts from acquired businesses, increased by approximately $23.1 million from March 31, 1998, due primarily to increases in production activities, particularly with respect to the EOS Business.

     Debt: Total debt outstanding increased by approximately $48.0 million during the fiscal year ended March 31, 1998 to $117.1 million, primarily due to the borrowings associated with the EOS Acquisition. The Company has become increasingly leveraged in recent years, as many of its acquisitions have been financed with convertible debt securities and bank debt. Despite the increase in long-term debt this fiscal year, the ratio of long-term debt (excluding current installments) to total capitalization increased only slightly from 56.0% at March 31, 1998 to 58.2% at March 31, 1999, primarily due to the offsetting effect of equity issued in connection with the NAI Merger.

     Stockholders' Equity: Net stockholders' equity increased by approximately $29.1 million during the fiscal year ended March 31, 1999 to approximately $73.4 million, primarily as a result of the exchange of shares in the NAI Merger.

     Backlog: Backlog at March 31, 1999 was approximately $365.8 million, as compared with $177.4 million at March 31, 1998. The Company booked $322.3 million in new orders in fiscal 1999. The increase in backlog was due to the net effect of bookings, partially offset by revenues together with the addition of approximately $140.4 million of backlog added as a result the EOS Acquisition and the NAI Merger.

     Due to the general nature of defense procurement and contracting, the operating cycle for the Company's military business typically has been long term. Military backlog currently consists of various production and development contracts with varying delivery schedules and project timetables. However, there has been a recent trend in the Company's backlog to include a higher percentage of commercial product orders and COTS-based systems for the military, both of which favor shorter delivery times. Accordingly, revenues for a particular year, or year-to-year comparisons of reported revenues and related backlog positions, may not be indicative of future results.

FREE CASH FLOW (Dollars in millions)

99  ====================================================================== 19.6
98  ========================================================= 15.3
97  ================================================= 12.7
96  ==================================== 6.2
95  =============================== 5.6

     Of the $322.3 million in new contract awards booked in fiscal 1999, ESG secured $124.3 million in new contracts, including significant awards of approximately $70.0 million in additional production and engineering contracts for AN/UYQ-70 Advanced Display Systems; $6.6 million for cables and wire harnesses for the Army's Bradley M2A3 Infantry Fighting Vehicles; $6.2 million for AN/SPS-67 Radar Systems; $5.9 million for littoral surveillance systems; $5.9 million for Replacement Data Storage Systems; $4.5 million for combat display emulators; and $4.2 million on the Joint-STARS program. DSG booked $21.3 million in new business in fiscal 1999, consisting of $11.9 million for its specialty magnetic head products and $9.4 million for tape head products. EOSG booked awards of $121.0 million in fiscal 1999, including awards totaling $55.9 million from the U.S. Army to provide Horizontal Technology Integration Second Generation Forward Looking Infrared (HTI SGF) Thermal Imaging Systems for the sighting systems of the Abrams M1A2 System Enhancement Package (SEP) and Bradley M2A3 fighting vehicles, $24.2 million for Improved Bradley Acquisition Systems
(IBAS) for the new Bradley M2A3 fighting vehicles, and $6.6 million to provide Standard Advanced Dewar Assemblies Type II (SADA II) for the tracking and imaging systems on a variety of platforms, including the M2A3 Bradley and the M1A2 Abrams vehicles. These awards were booked by the Group's new DRS Sensor Systems and DRS Infrared Technologies units. Other significant EOSG awards for the year included $12.0 million for high-speed digital imaging systems; $2.7 million to produce upper optics modules for optical laser surgery equipment; and $3.6 million for Multi-Platform Boresight Equipment (MPBE), including a $2.1 million award for the Hawk 100 Series Light Attack aircraft, the first application of MPBE systems for a European fixed-wing aircraft platform. FSCG received a total of $55.8 million in fiscal 1999, including approximately $19.4 million for advanced manufacturing services, $11.5 million for flight incident recorders and locator beacons, $8.6 million for shipboard communications systems and $6.3 million for 8mm military data recorders for use on F/A-18, A-10 and other fixed-wing aircraft.

     Internal Research and Development: In addition to customer-sponsored research and development, the Company also engages in internal research and development (IR&D). IR&D expenditures reflect the Company's continued investment in new technology and diversification of its products. Expenditures for IR&D in fiscal 1999, 1998 and 1997 were $5.2 million, $4.0 million and $3.9 million, respectively.

     Business Considerations: The Company primarily is engaged in the design and manufacture of high-technology systems and products used for the processing, display and storage of electronic data. Although DRS has diversified into commercial products and markets, a significant portion of the Company's revenues continues to be derived directly or indirectly from defense industry contracts with the U.S. Government. In recent years, the Federal defense budget has been reduced dramatically in inflation-adjusted terms. However, the overall level of spending for defense electronics has increased, given the nature of modern warfare and its increasing reliance on sophisticated weaponry and support systems. In addition, the U.S. Government has determined that it is often more cost effective to retrofit and upgrade existing weapons platforms than to replace them. These factors have affected the nature and extent of defense procurement and have precipitated a consolidation of the defense industry and a focus principally on cost competitiveness and efficiency of operations. DRS has participated successfully in this industry consolidation through strategic business acquisitions and by streamlining its existing operations. The Company also has focused on supporting and improving existing products and programs, as well as identifying opportunities to develop and manufacture new products.

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

INTERNAL RESEARCH AND DEVELOPMENT (Dollars in millions)

99  ======================================================================= 5.2
98  ===================================================== 4.0
97  =============================================== 3.9
96  ============== 0.6
95  ================= 0.8

DRS TECHNOLOGIES INC. AND SUBSIDIARIES
Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)


     The Company is subject to other inherent risks associated with defense contracting, including changes in government policies and dependence on Congressional support, primarily for appropriations and allocation of funds to products and programs supported by the Company. In recent years, the Company's products and programs have been well supported. However, uncertainty exists with respect to the size and scope of future defense budgets and their possible impact on existing or future products and programs. Further, the Company's existing defense contracts are subject to termination, either at the convenience of the customer or as a result of cancellation of funding. The Company's contracts and operations also are subject to governmental oversight, particularly with respect to business practices, contract performance and cost accounting practices. Governmental investigations may lead to claims against the Company, the outcome of which cannot be predicted. As described in Note 10 of Notes to the Consolidated Financial Statements, in fiscal 1999, the Government commenced a case against an employee of DRS Photronics, Inc., a subsidiary of the Company, relating to the accuracy of test data. To date, no claim has been made or threatened against the Company or the subsidiary. The subsidiary is currently unable to ship certain equipment related to the case, resulting in delays in the Company's recognition of revenues. At this time, the Company is unable to quantify the effect of the delayed shipments on its future results of operations or financial position, or to predict when such shipments ultimately will be made, although the delays are expected to impact fiscal 2000 first quarter results.

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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS In April 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 98-5, "Reporting on the Costs of Start-Up Activities." This accounting standard, which is effective for fiscal years beginning after December 15, 1998, provides authoritative guidance on accounting and financial reporting related to costs of start-up activities. This SOP requires that, at the effective date of adoption, costs of start-up activities previously capitalized be expensed and reported as a cumulative effect of a change in accounting principle, and further requires that such costs subsequent to adoption be expensed as incurred. The Company does not anticipate the effect of adopting this standard to be material to the Company's consolidated results of operations.

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 provides authoritative guidance on accounting and financial reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The Statement requires the recognition of all derivatives as either assets or liabilities in the consolidated balance sheet, and the periodic measurement of those instruments at fair value. The classification of gains and losses resulting from changes in the fair values of derivatives is dependent on the intended use of the derivative and its resulting designation. Upon adoption of this standard, existing hedging relationships, if any, must be designated anew and documented pursuant to the provisions of the Statement. Based on the Company's fiscal calendar and the current requirements of SFAS 133, this standard must be adopted no later than April 1, 2000. Adoption of SFAS 133 is not expected to have a material impact on the Company's financial position or results of operations.

EURO CONVERSION On January 1, 1999, 11 of the 15 member countries of the European Union established permanent, fixed conversion rates between their existing currencies and the European Union's common currency called the "Euro".

     The transition period for the introduction of the Euro is scheduled to phase in over a period ending January 1, 2002, with existing currencies being removed completely from circulation on July 1, 2002. The Company currently does not have significant transactions denominated in Euro-related currencies. This is not expected to change in the foreseeable future. Therefore, the Company believes the introduction of the Euro and the phasing out of the other currencies will not have a material impact on the Company's consolidated financial statements.

YEAR 2000 DRS has initiated a Year 2000 readiness plan focused on identification and remediation of information processes which may not function correctly at the beginning of the Year 2000. The plan, developed as a company-wide effort and directed by a corporate Year 2000 committee, monitors the DRS operating groups' performance as the groups proceed through the phases of awareness, assessment and remediation.

     Each DRS operating group has appointed its own Year 2000 project staff, responsible for implementation of the plan and for reporting progress and costs to the corporate Year 2000 committee. This committee, in turn, reports the Company's overall Year 2000 status to the Board of Directors. The Company's overall status is, therefore, a composite of the compliance efforts of the DRS operating groups. On an aggregate basis, DRS estimates that the costs of its Year 2000 readiness will total approximately $1.5 million, of which approximately $500,000 has been spent to date. Although the various operating groups are currently at varying phases of the readiness process, the Company expects that information systems will be protected from material failure by mid-1999 and that Company products will have achieved such readiness by October 1999.

     Within each DRS operating group, the Year 2000 effort is directed towards:
(1) IT Systems (which examines operating systems and business application software); (2) External Agents (which examines third-party suppliers and customers); and (3) Product Issues (which examines Year 2000 issues inherent in products sold by DRS).

     The IT Systems section evaluates hardware and systems software. DRS has substantially completed its evaluation of its main internal operating systems and business application software. As a result of this evaluation, DRS has begun the process of implementing the necessary changes in its internal systems to achieve Year 2000 compliance in this area. Based on the current schedule, the Company's IT Systems are expected to be Year 2000 compliant by October 1999.

     The External Agents section includes the process of identifying and prioritizing critical suppliers and customers at the direct interface level and communicating with them about their plans and progress in addressing the Year 2000 problem. Year 2000 compliance issues at critical suppliers create risk for DRS since their inability to operate effectively could impact our business. Possible problems for DRS could include isolated performance problems with manufacturing or administrative systems, isolated interruption of deliveries from critical suppliers and product liability issues. The consequences of these issues may include increases in manufacturing and administrative costs until the problems are resolved, lost revenues, lower cash receipts and product liability. DRS does not have control over these third parties and, as a result, cannot currently estimate to what extent the future operating results of DRS's may be adversely affected by the failure of these third parties to address successfully their Year 2000 issues. Failure by critical suppliers and customers (in particular, the U.S. Government, on which DRS is materially dependent), however, to achieve Year 2000 compliance in a timely manner could have a material adverse effect on the Company's operations. Evaluations of critical third parties have been initiated and should be completed by mid-1999. These evaluations will be followed by corrective actions and the development of contingency plans, if considered necessary.

     The Product Issues section includes the process of identifying any products sold by DRS which may not be Year 2000 compliant, determining a corrective course of action and disseminating information with respect thereto to customers. Although many of DRS's products that have integrated software are Year 2000 compliant, there can be no assurances that all of DRS's products are currently Year 2000 compliant. DRS's costs to achieve Year 2000 compliance will include the costs and expenses of fulfilling warranty obligations on non-compliant products. Detailed evaluations of certain products have been initiated, and completion of this phase of the Company's Year 2000 project should be completed by mid-1999. These evaluations will be followed by corrective actions and the development of contingency plans, if considered necessary.

     At a projected $1.5 million, total costs associated with required IT Systems modifications to become Year 2000 compliant are not expected to have a material effect on the consolidated results of operations, cash flows or financial position of DRS. To the extent recoverable under the terms of contracts with its customers, DRS's compliance costs will be included in establishing prices for the Company's products and services, and, therefore, will be reflected in the Company's revenues and costs and expenses. Uncertainties exist, however, as to DRS's ability to detect in a timely manner all Year 2000 problems, as well as its ability to achieve successful and timely resolution of all Year 2000 issues. Consequently, there can be no assurances as to the amount of total cost associated with implementing DRS's Year 2000 project and, as a result, the effect of such cost on the consolidated result of operations, cash flows or financial position of DRS.

     The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect DRS's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third-party suppliers and customers, DRS is unable to determine at this time whether the consequences of Year 2000 failure will have a material impact on DRS's results of operations, liquidity or financial condition. DRS implemented its Year 2000 project with the intention of significantly reducing DRS's level of risk regarding the Year 2000 problem. DRS expects that if its Year 2000 project is completed as scheduled, the risk of significant interruptions of normal operations should be reduced.

DRS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31,                                                                           1999                           1998
--------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
CASH AND CASH EQUIVALENTS                                                      $ 10,154,000                   $  9,673,000
ACCOUNTS RECEIVABLE, NET (NOTE 3)                                                76,135,000                     47,273,000
INVENTORIES, NET OF PROGRESS PAYMENTS (NOTE 4)                                   72,907,000                     38,637,000
PREPAID EXPENSES, DEFERRED INCOME TAXES AND OTHER
     CURRENT ASSETS (NOTE 8)                                                      4,316,000                      1,849,000
--------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                            163,512,000                     97,432,000
--------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, AT COST (NOTE 5)                                  72,893,000                     55,429,000
LESS ACCUMULATED DEPRECIATION AND AMORTIZATION                                   38,730,000                     32,457,000
--------------------------------------------------------------------------------------------------------------------------
NET PROPERTY, PLANT AND EQUIPMENT                                                34,163,000                     22,972,000
--------------------------------------------------------------------------------------------------------------------------
GOODWILL AND RELATED INTANGIBLE ASSETS, LESS ACCUMULATED
     AMORTIZATION OF $9,163,000 AND $6,061,000 AT MARCH 31, 1999
     AND 1998, RESPECTIVELY                                                     122,335,000                     33,070,000
DEFERRED INCOME TAXES AND OTHER NONCURRENT ASSETS (NOTE 8)                       10,334,000                      9,999,000
--------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                   $330,344,000                   $163,473,000
--------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
CURRENT INSTALLMENTS OF LONG-TERM DEBT (NOTES 2 AND 7)                         $  5,844,000                   $  7,514,000
SHORT-TERM BANK DEBT (NOTE 7)                                                     9,169,000                      5,100,000
ACCOUNTS PAYABLE                                                                 42,470,000                     23,179,000
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES (NOTE 6)                          92,538,000                     19,513,000
--------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                       150,021,000                     55,306,000
LONG-TERM DEBT, EXCLUDING CURRENT INSTALLMENTS (NOTES 2 AND 7)                  102,091,000                     56,532,000
DEFERRED INCOME TAXES (NOTE 8)                                                           --                      3,897,000
OTHER NONCURRENT LIABILITIES (NOTES 9 AND 10)                                     4,790,000                      3,403,000
--------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                               256,902,000                    119,138,000
--------------------------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY (NOTES 7 AND 9)
PREFERRED STOCK, NO PAR VALUE. AUTHORIZED 2,000,000 SHARES;
     NONE ISSUED AT MARCH 31, 1999 AND 1998                                              --                             --
COMMON STOCK, $.01 PAR VALUE PER SHARE. AUTHORIZED 20,000,000 SHARES;
     ISSUED 9,615,933 AND 6,596,237 SHARES AT MARCH 31, 1999
     AND 1998, RESPECTIVELY                                                          96,000                         66,000
ADDITIONAL PAID-IN CAPITAL                                                       48,038,000                     19,399,000
RETAINED EARNINGS                                                                27,737,000                     27,057,000
ACCUMULATED OTHER COMPREHENSIVE LOSSES                                             (139,000)                      (135,000)
TREASURY STOCK, AT COST: 385,164 AND 402,461 SHARES OF
     COMMON STOCK AT MARCH 31, 1999 AND 1998, RESPECTIVELY                       (1,493,000)                    (1,561,000)
UNAMORTIZED RESTRICTED STOCK COMPENSATION                                          (797,000)                      (491,000)
--------------------------------------------------------------------------------------------------------------------------
NET STOCKHOLDERS' EQUITY                                                         73,442,000                     44,335,000
--------------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (NOTE 10)
--------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                     $330,344,000                   $163,473,000
--------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

DRS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS



Years Ended March 31,                                               1999                      1998               1997
--------------------------------------------------------------------------------------------------------------------------
REVENUES                                                         $273,428,000            $190,854,000         $143,578,000
COSTS AND EXPENSES (NOTE 4)                                       259,183,000             176,595,000          130,996,000
--------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                   14,245,000              14,259,000           12,582,000
INTEREST AND OTHER INCOME, NET                                       (876,000)             (1,377,000)            (698,000)
INTEREST AND RELATED EXPENSES                                       9,358,000               5,098,000            3,592,000
---------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE EXTRAORDINARY ITEM, MINORITY INTERESTS
     AND INCOME TAXES                                               5,763,000              10,538,000            9,688,000
MINORITY INTERESTS                                                  1,021,000                 874,000              404,000
--------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE EXTRAORDINARY ITEM AND INCOME TAXES                 4,742,000               9,664,000            9,284,000
INCOME TAXES (NOTE 8)                                               1,756,000               3,292,000            3,621,000
--------------------------------------------------------------------------------------------------------------------------
NET EARNINGS BEFORE EXTRAORDINARY ITEM                              2,986,000               6,372,000            5,663,000
EXTRAORDINARY ITEM, NET OF TAX (NOTE 7)                            (2,306,000)                  --                   --
--------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                     $    680,000            $  6,372,000         $  5,663,000
--------------------------------------------------------------------------------------------------------------------------
NET EARNINGS PER SHARE OF COMMON STOCK (NOTE 1)
BASIC EARNINGS PER SHARE:
     NET EARNINGS BEFORE EXTRAORDINARY ITEM                      $       0.45            $       1.13         $       1.03
     EXTRAORDINARY ITEM, NET OF TAX                              $      (0.35)           $      --            $      --
     NET EARNINGS                                                $       0.10            $       1.13         $       1.03
DILUTED EARNINGS PER SHARE:
     NET EARNINGS BEFORE EXTRAORDINARY ITEM                      $       0.44            $       0.93         $       0.84
     EXTRAORDINARY ITEM, NET OF TAX                              $      (0.34)           $      --            $      --
     NET EARNINGS                                                $       0.10            $       0.93         $       0.84
--------------------------------------------------------------------------------------------------------------------------


See accompanying Notes to Consolidated Financial Statements.

DRS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE EARNINGS


                                                                        ACCUMULATED                     UNAMORTIZED
                                                                          OTHER                         RESTRICTED
                                 COMMON STOCK     ADDITIONAL             COMPRE-    TREASURY STOCK         STOCK
Years Ended March 31,          ---------------     PAID-IN   RETAINED    HENSIVE   ----------------        COMPEN-
1999, 1998 AND 1997            SHARES   AMOUNT     CAPITAL   EARNINGS     LOSSES   SHARES     AMOUNT       SATION         TOTAL
====================================================================================================================================
BALANCES AT MARCH 31, 1996  5,963,566  $59,000   $13,639,000  $15,022,000      --    498,434  $(1,918,000) $(236,000)  $26,566,000
------------------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE EARNINGS
  NET EARNINGS                   --       --            --      5,663,000      --       --           --         --       5,663,000
  FOREIGN CURRENCY
   TRANSLATION ADJUSTMENT        --       --            --          --         --       --           --         --            --
------------------------------------------------------------------------------------------------------------------------------------
TOTAL COMPREHENSIVE EARNINGS                                                                                             5,663,000
------------------------------------------------------------------------------------------------------------------------------------
STOCK OPTIONS EXERCISED        44,220    1,000       101,000        --         --        300       (3,000)      --          99,000
COMPENSATION RELATING TO
  STOCK OPTIONS, NET             --       --         (29,000)       --         --       --           --      109,000        80,000
RESTRICTED STOCK BONUS AWARDS    --       --         167,000        --         --    (34,575)     133,000   (217,000)       83,000
SHARES REISSUED FROM TREASURY
  FOR ACQUISITIONS               --       --         330,000        --         --    (43,266)     166,000       --         496,000
------------------------------------------------------------------------------------------------------------------------------------
BALANCES AT MARCH 31, 1997  6,007,786   60,000    14,208,000   20,685,000      --    420,893   (1,622,000)  (344,000)   32,987,000
------------------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE EARNINGS
  NET EARNINGS                   --       --            --      6,372,000      --       --           --         --       6,372,000
  FOREIGN CURRENCY
   TRANSLATION ADJUSTMENT        --       --            --          --     (135,000)    --           --         --        (135,000)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL COMPREHENSIVE EARNINGS                                                                                             6,237,000
------------------------------------------------------------------------------------------------------------------------------------
STOCK OPTIONS EXERCISED        23,480     --         145,000        --         --        224       (2,000)      --         143,000
COMPENSATION RELATING TO
  STOCK OPTIONS, NET             --       --         199,000        --         --       --           --     (101,000)       98,000
RESTRICTED STOCK BONUS AWARDS    --       --         139,000        --         --    (18,656)      63,000    (46,000)      156,000
CONVERSION OF 9% DEBENTURES
  (NOTE 7)                    564,971    6,000     4,708,000        --         --       --           --         --       4,714,000
------------------------------------------------------------------------------------------------------------------------------------
BALANCES AT MARCH 31, 1998  6,596,237   66,000    19,399,000   27,057,000  (135,000) 402,461   (1,561,000)  (491,000)   44,335,000
------------------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE EARNINGS
  NET EARNINGS                   --       --            --        680,000      --       --           --         --         680,000
  FOREIGN CURRENCY
   TRANSLATION ADJUSTMENT        --       --            --          --       (4,000)    --           --         --          (4,000)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL COMPREHENSIVE EARNINGS                                                                                               676,000
------------------------------------------------------------------------------------------------------------------------------------
STOCK OPTIONS EXERCISED        63,600    1,000       143,000        --         --       --           --         --         144,000
COMPENSATION RELATING TO
  STOCK OPTIONS, NET             --       --         427,000        --         --       --           --     (314,000)      113,000
RESTRICTED STOCK BONUS AWARDS    --       --         173,000        --         --    (17,297)      68,000      8,000       249,000
CONVERSION OF 9% DEBENTURES
  (NOTE 7)                     97,830    1,000       855,000        --         --       --           --         --         856,000
EQUITY ISSUED IN CONNECTION
  WITH THE NAI MERGER
  (NOTES 2 AND 9)           2,858,266   28,000    27,041,000        --         --       --           --         --      27,069,000
------------------------------------------------------------------------------------------------------------------------------------
BALANCES AT MARCH 31, 1999  9,615,933  $96,000   $48,038,000  $27,737,000 $(139,000) 385,164  $(1,493,000) $(797,000)  $73,442,000
====================================================================================================================================



See accompanying Notes to Consolidated Financial Statements.

DRS TECHNOLOGIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended March 31,                                                            1999             1998              1997
====================================================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES
NET EARNINGS                                                                $   680,000     $  6,372,000      $  5,663,000
ADJUSTMENTS TO RECONCILE NET EARNINGS TO CASH FLOWS
FROM OPERATING ACTIVITIES:
     EXTRAORDINARY ITEM, NET OF TAX                                           2,306,000               --                --
     DEPRECIATION AND AMORTIZATION                                           12,411,000        7,059,000         5,027,000
     INVENTORY RESERVES AND PROVISION FOR DOUBTFUL ACCOUNTS                   3,980,000        1,018,000          (335,000)
     DEFERRED INCOME TAXES                                                   (3,451,000)        (121,000)          701,000
     OTHER, NET                                                                 373,000         (446,000)          120,000
CHANGES IN ASSETS AND LIABILITIES, NET OF EFFECTS FROM
  BUSINESS COMBINATIONS:
     INCREASE IN ACCOUNTS RECEIVABLE                                        (20,939,000)     (17,051,000)         (200,000)
     INCREASE IN INVENTORIES                                                (23,084,000)     (10,985,000)       (5,485,000)
     (INCREASE) DECREASE IN PREPAID EXPENSES AND
         OTHER CURRENT ASSETS                                                  (474,000)        (393,000)          779,000
     INCREASE (DECREASE) IN ACCOUNTS PAYABLE                                 12,454,000       11,011,000        (5,837,000)
     INCREASE (DECREASE) IN ACCRUED EXPENSES AND
         OTHER CURRENT LIABILITIES                                           15,933,000        2,324,000        (1,057,000)
     INCREASE IN CUSTOMER ADVANCES                                           14,613,000          683,000                --
     OTHER, NET                                                                 423,000         (703,000)       (1,090,000)
---------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                          15,225,000       (1,232,000)       (1,714,000)
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
CAPITAL EXPENDITURES                                                         (6,866,000)      (6,570,000)       (3,634,000)
SALES OF CAPITAL ASSETS                                                         130,000        2,277,000           151,000
PAYMENTS PURSUANT TO BUSINESS COMBINATIONS,
     NET OF CASH ACQUIRED                                                   (54,176,000)     (34,183,000)       (6,285,000)
PROCEEDS FROM SALE OF PARTNERSHIP NET ASSETS                                         --        1,890,000                --
OTHER, NET                                                                           --          227,000                --
---------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                       (60,912,000)     (36,359,000)       (9,768,000)
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
PAYMENTS ON LONG-TERM DEBT                                                   (1,193,000)      (2,294,000)         (840,000)
RETIREMENT OF CONVERTIBLE SUBORDINATED DEBENTURES                            (4,992,000)              --                --
NET PROCEEDS FROM ACQUISITION-RELATED DEBT                                   47,075,000       35,578,000                --
OTHER BORROWINGS (REPAYMENTS), NET                                            5,367,000        4,706,000        (1,107,000)
OTHER, NET                                                                      191,000         (168,000)           99,000
---------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                          46,448,000       37,822,000        (1,848,000)
---------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS                          (280,000)         (13,000)               --
---------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            481,000          218,000       (13,330,000)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                  9,673,000        9,455,000        22,785,000
---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                      $10,154,000     $  9,673,000      $  9,455,000
---------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

DRS TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

=====================     A. ORGANIZATION DRS Technologies, Inc. (hereinafter
NOTE 1                    DRS or the Company) is a leading supplier of defense
                          electronics systems and has served the defense
Summary of Signficant     industry for over thirty years. The Company provides
Accounting Policies       advanced technology products and services to
                          government and commercial markets worldwide and holds
leading positions in most of its markets. DRS develops and manufactures a broad range of mission critical products -- from rugged computers and peripherals to systems and components in the areas of communications, data storage, digital imaging, electro-optics, flight safety and space. The Company's defense electronics systems and subsystems are sold to all branches of the U.S. military, selected U.S. government intelligence agencies, major aerospace/defense prime contractors, international military forces and a wide range of commercial customers. DRS also offers a full complement of technical support and advanced manufacturing services.

B. BASIS OF PRESENTATION The Consolidated Financial Statements include the accounts of DRS Technologies, Inc., its subsidiaries (all of which are wholly or majority owned) and a joint venture consisting of an 80% controlling partnership interest. All significant intercompany transactions and balances have been eliminated in consolidation. Certain items in the prior years' consolidated financial statements have been reclassified to conform to the fiscal 1999 presentation.

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

C. TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS AND FOREIGN CURRENCY TRANSACTIONS Transactions in foreign currencies are translated into U.S. dollars at the approximate prevailing rate at the time of the transaction. The operations of the Company's foreign subsidiaries, other than Bulgaria, are translated from the local (functional) currencies into U.S. dollars in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation." The functional currency of the Company's Bulgarian subsidiary is the U.S. dollar. The rates of exchange at each balance sheet date are used for translating balance sheet accounts, and an average rate of exchange is used for translating the statement of earnings. Gains or losses resulting from these translation adjustments are included in the accompanying Consolidated Balance Sheets as a separate component of stockholders' equity.

D. CLASSIFICATIONS Receivables, inventories, losses and future costs accrued on uncompleted contracts, unearned income and accruals for future costs on uncompleted acquired contracts are primarily attributable to long-term contracts or programs in progress for which the related operating cycles are longer than one year. In accordance with industry practice, these items are included in current assets and liabilities, respectively.

E. CASH AND CASH EQUIVALENTS The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

F. RECEIVABLES Receivables consist of amounts billed and currently due from customers, and unbilled costs and accrued profits primarily related to revenues on long-term contracts that have been recognized for accounting purposes, but not yet billed to customers.

G. INVENTORIES Commercial and other non-contract inventories are stated at the lower of cost (which includes material, labor and manufacturing overhead) or net realizable value. Costs accumulated under contracts are stated at actual cost, not in excess of estimated net realizable value, including, for long-term government contracts, applicable amounts of general and administrative expenses which include research and development costs, where such costs are recoverable under customer contracts.

     Pursuant to contract provisions, agencies of the U.S. Government and certain other customers have title to, or a security interest in, inventories related to such contracts as a result of progress payments and advances. Accordingly, such progress payments and advances are reflected as an offset against the related inventory balances. To the extent that customer advances exceed related inventory levels, such advances are classified as current liabilities.

H. PROPERTY, PLANT AND EQUIPMENT Depreciation and amortization have been provided on the straight-line method. The ranges of estimated useful lives are: office furnishings and equipment, 3-10 years; building and building improvements, 15-40 years; and leasehold improvements, over the shorter of the estimated useful lives or the life of the lease.

     Maintenance and repairs are charged to operations as incurred; renewals and betterments are capitalized. Costs of assets retired, sold or otherwise disposed of are removed from the accounts, and any gains or losses thereon are reflected in results of operations.

I. GOODWILL AND RELATED INTANGIBLE ASSETS Goodwill and related intangible assets consist primarily of intangible assets resulting from acquisitions and represent the excess of cost of the investments over the fair values of the underlying net assets at the dates of investment and certain identified acquired intangible assets (see Note 2). Goodwill and related intangible assets are being amortized on a straight-line basis over three to thirty years.

J. CONVERTIBLE DEBENTURES The Company's outstanding 9% Senior Subordinated Convertible Debentures due 2003 (9% Debentures) and 12% Convertible Promissory Notes due 2001 (12% Notes) are convertible at any time into shares of the Company's Common Stock at the election of the holders. Upon conversion, the Company's policy is to credit stockholders' equity for the aggregate principal amount of debt converted, net of a pro-rata portion of unamortized issuance costs at the conversion date. In the event the conversion occurs before an interest payment record date, the related liability for accrued and unpaid interest is also credited to stockholders' equity.

K. REVENUE RECOGNITION Revenues related to long-term, firm fixed-price contracts, which principally provide for the manufacture and delivery of finished units, are recognized as shipments are made. The estimated profits applicable to such shipments are recorded pro rata based upon estimated total profit at completion of the contracts. Revenues from commercial product sales also are recognized upon shipment.

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

     Revenues recognized under the cost-to-cost percentage-of-completion basis during fiscal 1999, 1998 and 1997 approximated 10%, 9% and 7% of total revenues, respectively, with remaining revenues recognized as deliveries of finished units are made, or as costs are incurred under cost-reimbursement contracts. Included in revenues for fiscal 1999, 1998 and 1997 were $15,380,000, $11,774,000 and
$12,995,000, respectively, of customer-sponsored research and development.

     Revisions in profit estimates are reflected in the period in which the facts, which require the revisions, become known, and any estimated losses and other future costs are accrued in full.

     Approximately 78%, 74% and 71% of the Company's revenues in fiscal 1999, 1998 and 1997, respectively, were derived directly or indirectly from defense-industry contracts with the United States Government. In addition, approximately 8% in fiscal 1999 and 9% in fiscal 1998 and 1997 of the Company's revenues were derived directly or indirectly from sales to foreign governments, respectively.

L. STOCK-BASED COMPENSATION As permitted under SFAS No. 123, "Accounting for Stock-based Compensation" (SFAS 123), the Company applies Accounting Principles Board Opinion No. 25 in accounting for its stock option plans and, accordingly, compensation cost is recognized for its stock options in the financial statements only as it relates to non-qualified stock options for which the exercise price was less than the fair market value of the Company's Common Stock as of the date of grant. The Company follows the provisions of SFAS 123 and provides pro forma disclosures of net earnings and earnings per share as if the fair value-based method of accounting for stock options, as defined in the Statement, had been applied (see Note 9).

M. INCOME TAXES In accordance with SFAS No. 109, "Accounting for Income Taxes", the Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which related temporary differences became deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

DRS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)


N. EARNINGS PER SHARE In February 1997, the Financial Accounting Standards Board
(FASB) issued SFAS No. 128, "Earnings per Share" (SFAS 128). This Statement simplified standards for computing earnings per share (EPS), as specified in Accounting Principles Board Opinion No. 15, "Earnings per Share" (APB 15). Under SFAS 128, the presentation of primary EPS was replaced by the presentation of basic EPS. For companies with complex capital structures, the presentation of fully diluted EPS was replaced by diluted EPS. Diluted EPS is computed similarly to fully diluted EPS, pursuant to APB 15. The Company adopted this standard in fiscal 1998 beginning with the fiscal quarter ended December 31, 1997, and its adoption did not have a material impact on reported earnings per share for current or restated prior periods.

     Basic earnings per share is computed by dividing net earnings by the weighted average of Common Stock outstanding during each period. The computation of diluted earnings per share includes the effect, when dilutive, of shares from the assumed exercise of dilutive stock options and the effect of the assumed conversion of the Company's outstanding 9% Debentures and 8-1/2% Debentures. The Company's 12% Notes were antidilutive in fiscal 1999. The following table provides the components of the per-share computations:


(In thousands, except per share data)                            1999       1998      1997
--------------------------------------------------------------------------------------------
BASIC EPS COMPUTATION
     NET EARNINGS BEFORE EXTRAORDINARY ITEM                    $ 2,986    $ 6,372   $ 5,663
     EXTRAORDINARY ITEM, NET OF TAX                             (2,306)      --        --
-------------------------------------------------------------------------------------------
     NET EARNINGS                                              $   680    $ 6,372   $ 5,663
-------------------------------------------------------------------------------------------
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                       6,618      5,626     5,525
BASIC EARNINGS (LOSSES) PER SHARE:
     NET EARNINGS BEFORE EXTRAORDINARY ITEM                    $  0.45    $  1.13   $  1.03
     EXTRAORDINARY ITEM, NET OF TAX                              (0.35)      --        --
-------------------------------------------------------------------------------------------
     NET EARNINGS                                              $  0.10    $  1.13   $  1.03
-------------------------------------------------------------------------------------------
DILUTED EPS COMPUTATION
     NET EARNINGS BEFORE EXTRAORDINARY ITEM                    $ 2,986    $ 6,372   $ 5,663
     INTEREST AND EXPENSES RELATED TO CONVERTIBLE DEBENTURES      --        2,071     1,795
-------------------------------------------------------------------------------------------
     ADJUSTED NET EARNINGS BEFORE EXTRAORDINARY ITEM             2,986      8,443     7,458
     EXTRAORDINARY ITEM, NET OF TAX                             (2,306)      --        --
-------------------------------------------------------------------------------------------
     ADJUSTED NET EARNINGS                                     $   680    $ 8,443   $ 7,458
-------------------------------------------------------------------------------------------
DILUTED COMMON SHARES OUTSTANDING:
     WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                  6,618      5,626     5,525
     STOCK OPTIONS                                                 214        283       228
     CONVERTIBLE DEBENTURES:
         8 1/2% DEBENTURES                                        --          333       333
         9% DEBENTURES                                            --        2,803     2,824
-------------------------------------------------------------------------------------------
DILUTED COMMON SHARES OUTSTANDING                                6,832      9,045     8,910
-------------------------------------------------------------------------------------------
DILUTED EARNINGS (LOSSES) PER SHARE:
     NET EARNINGS BEFORE EXTRAORDINARY ITEM                    $  0.44    $  0.93   $  0.84
     EXTRAORDINARY ITEM, NET OF TAX                              (0.34)      --        --
-------------------------------------------------------------------------------------------
     NET EARNINGS                                              $  0.10    $  0.93   $  0.84
-------------------------------------------------------------------------------------------

O. IMPAIRMENT OF LONG-LIVED AND INTANGIBLE ASSETS Whenever events or changes in circumstances indicate that the carrying amount of a long-lived or intangible asset may not be recoverable, the Company's policy is to evaluate the realizability of such assets based upon the expectations of non-discounted cash flows or of operating income for each subsidiary or acquired business having a material acquisition-related intangible asset balance. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss would be recognized for the difference between the fair value and the carrying amount.

P. FAIR VALUE OF FINANCIAL INSTRUMENTS Cash and cash equivalents, accounts receivable, accounts payable and certain debt reported in the Consolidated Balance Sheets equal or approximate fair values. The market values as of March 31, 1999 and 1998 of the Company's convertible debt are disclosed herein (see
Note 7).

Q. OTHER COMPREHENSIVE EARNINGS In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 establishes new standards for reporting and display of comprehensive income in a full set of general-purpose financial statements. The Company adopted SFAS 130 this fiscal year, and the components of Comprehensive Income are disclosed within the Consolidated Statements of Stockholders' Equity and Comprehensive Earnings.

----------------        On June 18, 1996, DRS Ahead Technology, Inc. (DRS Ahead
NOTE 2                  Technology) acquired, through a wholly-owned subsidiary,
                        substantially all the assets of Vikron, Inc. (Vikron)
Business Combinations   for approximately $3.7 million in cash. The excess of
                        cost over the estimated fair value of net assets
acquired was approximately $1.6 million and is being amortized on a straight-line basis over fifteen years. Vikron, located in St. Croix Falls, Wisconsin, manufactures data and recording heads.

     On October 24, 1996, DRS Ahead Technology acquired, through a wholly-owned subsidiary, certain assets of Nortronics Company, Inc. (Nortronics) for approximately $2.4 million in cash. In September 1998, DSG closed Nortronics' sole production facility in Dassel, Minnesota, and transferred related assets and products to its Plymouth, Minnesota and Razlog, Bulgaria plants.

     On October 30, 1996, Pacific Technologies, Inc., a California corporation, merged with and into a wholly-owned subsidiary of the Company for stock and cash valued at approximately $0.5 million. Based in San Diego, California and renamed DRS Technical Services, Inc., it provides systems and software engineering support to the U.S. Navy for the testing of shipboard combat systems.

     On May 13, 1997, a subsidiary of the Company acquired approximately 80% of the outstanding equity of Magnetic Heads Company Ltd. (MHC) for approximately $0.3 million in cash. Located in Razlog, Bulgaria, MHC, now known as DRS Ahead Technology, Inc. (Bulgaria) AD (Ahead Technology -- Bulgaria), is a manufacturer and supplier of magnetic recording heads used primarily for commercial applications. In connection with this acquisition, the Company has agreed to make additional investments in DRS Ahead Technology -- Bulgaria totaling approximately $2.3 million over a five-year period. For purposes of this agreement, investments include transfer of technology and related intangible assets, transfer of inventory and other productive assets, employee training and other similar transfers and expenditures.

     On September 12, 1997, the Company sold substantially all of the net assets of DRS Medical Systems (a partnership formed in February 1996 in which the Company held a 90% interest) to United States Surgical Corporation for approximately $1.9 million in cash. The sale resulted in a gain of approximately $0.1 million and the reversal of accrued obligations of $0.3 million. The results of operations of this partnership were not material to the consolidated operating results of the Company during the periods presented.

     On October 29, 1997 (the Closing Date), DRS acquired, through certain of its subsidiaries, the assets of the Applied Systems Division of Spar Aerospace Limited (Spar), a Canadian corporation, and 100% of the stock of Spar Aerospace
(UK) Limited, incorporated under the laws of England and Wales (the Spar Acquisition), pursuant to a purchase agreement (the Agreement) dated as of September 19, 1997 between DRS and Spar. The Company paid approximately $35.4 million in cash for the Acquisition (which included $6.9 million for cash acquired in connection with the transaction), subject to a certain working capital adjustment as provided for in the Agreement. The amount of such working capital adjustment, if any, remains the subject of dispute between DRS and Spar. Although the Company cannot, at this time, predict the outcome of such dispute, management does not expect that its resolution will have a material impact on the Company's consolidated results of operations or financial position. The excess of cost over the estimated fair value of net assets acquired was approximately $20.0 million and is being amortized on a straight-line basis over 30 years. DRS incurred professional fees and other costs related to the Spar Acquisition of approximately $1.5 million, which were capitalized as part of the total purchase price. Headquartered in Carleton Place, Ontario, Canada, and operating under the name DRS Flight Safety and Communications, the company has been an international provider of aviation and defense systems for over 30 years. It designs, manufactures and markets sophisticated flight safety systems, naval communications systems and other advanced electronics for government and commercial customers around the world. It also provides custom manufacturing services for complex electronic assemblies and systems.

     On March 10, 1998, a subsidiary of the Company acquired Hadland Photonics Ltd. and subsidiaries for approximately $6.5 million in cash. Headquartered in Tring, Hertfordshire, the United Kingdom, and operating under the name DRS Hadland, the company has been a leader in ultra high-speed image capture and analysis for over 40 years. It designs, manufactures and markets ultra high-speed digital imaging cameras and provides avionics systems, including airborne video recording and ground replay systems, for government and commercial customers worldwide. The excess of cost over the estimated fair value of net assets acquired was approximately $4.0 million and is being amortized on a straight-line basis over 30 years.

     On October 20, 1998 the Company acquired, through certain of its subsidiaries, certain assets of the Second Generation Ground-Based Electro-Optical (Ground EO) and Focal Plane Array (FPA) businesses (together, the EOS Business) of Raytheon Company and certain of its subsidiaries (Raytheon), pursuant to an Asset Purchase Agreement dated as of July 28, 1998, between the Company and Raytheon, as amended (the EOS Acquisition). The Company paid approximately $45 million in cash for the acquisition at closing; the purchase price is subject to a post-closing working capital adjustment, as provided for in

DRS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)


the Asset Purchase Agreement, not to exceed $7 million. The amount of such working capital adjustment is currently being determined. Management does not expect that the final adjustment will have a material impact on the Company's consolidated financial position or results of operations. The excess of cost over the estimated fair value of net assets acquired and the appraised value of certain identified intangible assets were approximately $34.5 million and $30.8 million, respectively, and are being amortized on a straight-line basis over 20 years. DRS incurred professional fees and other costs related to the EOS Acquisition of approximately $2.0 million, which also were capitalized as part of the total purchase price. The Company has valued acquired contracts in process at their remaining contract prices, less estimated costs to complete, and an allowance for normal profits on the Company's effort to complete such contracts (see Note 6). Purchase price allocation has not yet been finalized, and actual purchase price allocation may differ from that used in these Consolidated Financial Statements. The EOS Business provides products used in the detection, identification and acquisition of targets based on infrared data. Primary programs include the U.S. Army's Horizontal Technology Integration Second Generation FLIR (Forward-Looking Infra-Red) (HTI SGF), the Long-Range Advanced Scout Surveillance System (LRAS3), the Improved Bradley Acquisition System (IBAS) and the Javelin missile programs. Ground EO, renamed DRS Sensor Systems, Inc., has 47 employees based in El Segundo, California; and FPA, renamed DRS Infrared Technologies, LP, has 186 employees located in Dallas, Texas.

     On February 19, 1999, a wholly-owned subsidiary of the Company merged with and into NAI Technologies, Inc., a New York corporation (NAI), with NAI being the surviving corporation and continuing as a direct wholly-owned subsidiary of DRS, for stock and other consideration valued at approximately $24.8 million (the NAI Merger). The excess of cost over the estimated fair value of net assets acquired was approximately $25.4 million and is being amortized on a straight-line basis over 20 years. DRS incurred professional fees and other costs related to the NAI Merger of approximately $2.8 million, which were capitalized as part of the total purchase price. Purchase price allocation has not yet been finalized, and actual purchase price allocation may differ from that used in these Consolidated Financial Statements. NAI is a diversified, international electronics company and a leading provider of rugged computers, peripherals and integrated systems primarily for military and special government applications. The company has office locations in Columbia, Maryland; Longmont, Colorado; Farnham, Surrey, England; and Fyshwick, Australian Capital Territory, Australia and employs approximately 200 people. NAI reported revenues from continuing operations of approximately $48 million for the fiscal year ended December 31, 1997 and $35 million for the nine-month period ended September 30, 1998.

     The aforementioned acquisitions have been accounted for using the purchase method of accounting. Accordingly, the results of operations of the acquired businesses were included in the Company's reported operating results from their respective effective dates of acquisition. Except for the Spar Acquisition, the EOS Acquisition and the NAI Merger, the financial position and results of operations of these businesses were not significant to those of the Company as of their respective effective dates of acquisition.

     The following unaudited pro forma financial information shows the results of operations for the years ended March 31, 1999 and 1998, as though the Spar Acquisition, the EOS Acquisition and the NAI Merger had occurred at the beginning of each period presented. In addition to combining the historical results of operations of the companies, the pro forma calculations include: amortization of the excess of cost over the estimated fair value of net assets acquired and other identified intangible assets; additional interest expense on the debt associated with the Spar and EOS Acquisitions; estimated costs associated with certain master service agreements between DRS and Raytheon, negotiated in connection with the EOS Acquisition; elimination of interest and related expenses associated with NAI's 12% Notes and other short-term borrowings, converted and liquidated, respectively, in connection with the NAI Merger; the disposal of NAI's Telecommunications segment (Wilcom, Inc.) immediately prior to the NAI Merger; an increase in the average shares outstanding used in earnings per share computations, based on equity issued in connection with the NAI Merger; adjustments to conform accounting practices, particularly with respect to revenue recognition (except with respect to the Spar Acquisition, as it was not practicable to conform the revenue recognition method); and the related tax effect of these adjustments for each pro forma period presented. For purposes of this pro forma financial information, an adjustment to conform the treatment of general and administrative expenses between DRS and the businesses acquired in the Spar Acquisition was not made, as management believes that the effect of any such adjustment would be immaterial.

Years Ended March 31,                                1999              1998
--------------------------------------------------------------------------------
REVENUES                                        $327,632,000       $284,228,000
NET LOSSES BEFORE EXTRAORDINARY ITEM            $ (6,806,000)      $ (2,927,000)
LOSSES PER SHARE:
     BASIC                                      $      (0.74)      $      (0.34)
     DILUTED                                    $      (0.74)      $      (0.34)
--------------------------------------------------------------------------------

The pro forma financial information is not necessarily indicative either of the results of operations that would have occurred had the acquisitions and the merger been made at the beginning of the period, or of the future results of operations of the combined companies.

--------------------       The component elements of accounts receivable, net of
NOTE 3                     allowances for doubtful accounts of $1,254,000 and
                           $486,000 at March 31, 1999 and 1998, respectively,
Accounts Receivable        are as follows:

March 31,                                            1999             1998
--------------------------------------------------------------------------------
U.S. GOVERNMENT:
     AMOUNTS BILLED                               $14,831,000      $10,042,000
     RECOVERABLE COSTS AND ACCRUED PROFIT
         ON PROGRESS COMPLETED, NOT BILLED          7,229,000        1,592,000
--------------------------------------------------------------------------------
                                                   22,060,000       11,634,000
--------------------------------------------------------------------------------
OTHER DEFENSE CONTRACTS:
     AMOUNTS BILLED                                42,963,000       24,058,000
     RECOVERABLE COSTS AND ACCRUED PROFIT
         ON PROGRESS COMPLETED, NOT BILLED          5,558,000        4,925,000
--------------------------------------------------------------------------------
                                                   48,521,000       28,983,000
--------------------------------------------------------------------------------
OTHER TRADE RECEIVABLES                             5,554,000        6,656,000
--------------------------------------------------------------------------------
TOTAL                                             $76,135,000      $47,273,000
--------------------------------------------------------------------------------


Included in accounts receivable are $848,000 and $784,000 at March 31, 1999 and 1998, respectively, arising from retainage provisions in certain contracts with the Canadian and British governments which may not be collected within one year. The Company receives progress payments on certain contracts between 75-90% of allowable costs incurred; the remainder, including profits and incentive fees, if any, is billed upon delivery and final acceptance of the product. In addition, the Company may bill based upon units delivered.

--------------------      Inventories are summarized as follows:
NOTE 4

Inventories

March 31,                                       1999              1998
--------------------------------------------------------------------------------
WORK-IN-PROCESS                            $  95,392,000      $63,000,000
RAW MATERIAL AND FINISHED GOODS               14,309,000        5,813,000
--------------------------------------------------------------------------------
                                             109,701,000       68,813,000
LESS PROGRESS PAYMENTS                       (36,794,000)     (30,176,000)
--------------------------------------------------------------------------------
TOTAL                                      $  72,907,000      $38,637,000
--------------------------------------------------------------------------------


General and administrative costs included in work in process were $13,604,000 and $9,855,000 at March 31, 1999 and 1998, respectively. General and administrative costs included in costs and expenses amounted to $51,105,000, $38,783,000 and $34,569,000 in fiscal 1999, 1998 and 1997, respectively.
Included in these amounts are expenditures for internal research and development, amounting to approximately $5,228,000, $4,049,000 and $3,852,000 in fiscal 1999, 1998 and 1997, respectively.


--------------------       Property, plant and equipment at March 31, 1999 and
NOTE 5                     1998 are summarized as follows:

Property, Plant
and Equipment

March 31,                                                1999          1998
--------------------------------------------------------------------------------
LABORATORY AND PRODUCTION EQUIPMENT               $ 42,717,000      $29,279,000
COMPUTER EQUIPMENT                                  12,562,000       10,329,000
LAND, BUILDINGS AND IMPROVEMENTS
  AND LEASEHOLD IMPROVEMENTS                        11,480,000       10,787,000
OFFICE FURNISHINGS, EQUIPMENT AND OTHER              6,134,000        5,034,000
--------------------------------------------------------------------------------
TOTAL                                             $ 72,893,000      $55,429,000
--------------------------------------------------------------------------------

DRS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)


Depreciation and amortization of plant and equipment amounted to $7,559,000, $4,983,000 and $3,542,000 in fiscal 1999, 1998 and 1997, respectively.


--------------------       The component elements of accrued expenses and other
NOTE 6                     current liabilities are as follows:

Accrued Expenses and
Other Current Liabilities

March 31,                                              1999             1998
--------------------------------------------------------------------------------
PAYROLLS, OTHER COMPENSATION AND RELATED EXPENSES   $ 9,323,000   $  5,693,000
INCOME TAXES PAYABLE (NOTE 8)                         3,666,000      1,342,000
DEFERRED INCOME TAXES (NOTE 8)                              --         697,000
CUSTOMER ADVANCES                                    15,973,000        118,000
LOSSES AND FUTURE COSTS ACCRUED ON
  UNCOMPLETED CONTRACTS                               8,119,000      4,120,000
UNEARNED INCOME AND ACCRUAL FOR FUTURE
  COSTS RELATED TO ACQUIRED CONTRACTS (NOTE 2)       38,167,000            --
OTHER                                                17,290,000      7,543,000
--------------------------------------------------------------------------------
TOTAL                                               $92,538,000    $19,513,000
--------------------------------------------------------------------------------


--------------------        A summary of debt is as follows:
NOTE 7

Debt

March 31,                                             1999            1998
--------------------------------------------------------------------------------
9% SENIOR SUBORDINATED CONVERTIBLE
   DEBENTURES DUE OCTOBER 1, 2003               $ 19,134,000      $20,000,000
8 1/2% CONVERTIBLE SUBORDINATED
   DEBENTURES DUE AUGUST 1, 1998                       --           4,992,000
TERM NOTES                                        80,000,000       19,794,000
REVOLVING LINE OF CREDIT                          15,683,000       23,556,000
OTHER OBLIGATIONS                                  2,287,000          804,000
--------------------------------------------------------------------------------
                                                 117,104,000       69,146,000

LESS:
CURRENT INSTALLMENTS OF LONG-TERM DEBT             5,844,000        7,514,000
SHORT-TERM BANK DEBT                               9,169,000        5,100,000
--------------------------------------------------------------------------------
TOTAL                                           $102,091,000      $56,532,000
--------------------------------------------------------------------------------


The 9% Debentures were issued in fiscal 1996 for an aggregate principal amount of $25,000,000. These Debentures are convertible at their face amount any time prior to maturity into shares of Common Stock, unless previously redeemed, at a conversion price of $8.85 per share, subject to adjustment under certain circumstances. In fiscal 1999 and 1998, $866,000 and $5,000,000 aggregate principal amount of these Debentures were converted into 97,830 and 564,971 shares of Common Stock, respectively, at the election of the bondholders.

     The 9% Debentures are currently redeemable at the option of the Company, in whole or in part, together with accrued interest to the redemption date, at a redemption price of 105% of face value, diminishing by one percent each year to 100% on the fifth anniversary of the initial redemption date (October 1, 1998). There is no sinking fund requirement associated with the 9% Debentures.

     The 9% Debentures are subordinated to the prior payment of principal and interest on all senior indebtedness of the Company. The indenture for the 9% Debentures contains certain restrictions, including a restriction on the payment of dividends on the capital stock of the Company, a limitation on the issuance of additional debt and certain other restrictions. Under the indenture, the Company also is required to maintain a minimum level of consolidated net worth. As of March 31, 1999, the Company was in compliance with all covenants.

     The 9% Debentures are listed for trading on the American Stock Exchange. The aggregate market values, based on closing prices, of the outstanding principal amount was approximately $19,517,000 and $25,400,000 as of March 31, 1999 and 1998, respectively.

     At March 31, 1998, $4,992,000 aggregate principal amount of the Company's 8 1/2% Debentures remained outstanding. These Debentures were redeemed at maturity on August 1, 1998.

     In connection with the acquisition of the EOS Business (see Note 2) on October 20, 1998, the Company and certain of its subsidiaries entered into a $150 million secured credit facility (Facility) with Mellon Bank, N.A., consisting of two term loans: the first in the principal amount of $30 million (First Term Loan), and the second in the principal amount of $50 million (Second Term Loan); and a revolving line of credit (Line of Credit) for $70 million, subject to a borrowing base calculation. As of March 31, 1999 and 1998, the Company had approximately $38.4 million and $10.8 million, respectively, of additional available credit after satisfaction of its borrowing base requirement. The maturity dates of the First Term Loan and the Second Term Loan are October 20, 2003 and October 20, 2005, respectively, with quarterly principal payments beginning on June 30, 1999. The Line of Credit matures on October 20, 2003. The Facility amended, restated and replaced the Company's existing $60 million secured credit facility consisting of a $20 million term loan and a $40 million revolving line of credit, obtained in fiscal 1998 in connection with the Spar Acquisition. The Second Term Loan was used to finance a portion of the acquisition of the EOS Business. The First Term Loan was used to refinance the debt associated with the acquisition of DRS Flight Safety and Communications in the third quarter of fiscal 1998, and the Line of Credit is available for working capital, general corporate purposes and acquisitions. The Facility is secured by substantially all of the assets of the Company. Borrowings can be made in United States dollars at rates based on LIBOR (London Interbank Offering
Rate) or United States Prime or in Canadian dollars at rates based on LIBOR, Canadian Prime or the Canadian Bankers Acceptance Rate. The Facility contains certain covenants and restrictions, including maintenance of a minimum level of consolidated net worth, a restriction on the payment of dividends on the capital stock of the Company, a limitation on the issuance of additional debt and certain other restrictions. The Company was in compliance with all covenants under its credit agreements at March 31, 1999 and 1998.

     For accounting purposes, the modification of the Facility was accounted for as an extinguishment of debt pursuant to the guidance of the Emerging Issues Task Force of the Financial Accounting Standards Board (Issue No. 96-19). Accordingly, the unamortized balance of deferred financing costs relating to the previous credit facility, plus fees paid in connection with the modification, were recorded as an extraordinary charge in the amount of $2,306,000, net of tax of $1,347,000 (see Note 8), during the period.

     As of March 31, 1999, approximately $95,683,000 was outstanding against the Facility, in addition to which $5,922,000 was contingently payable under letters of credit, as compared with amounts outstanding and contingently payable under the previous revolving line of credit at March 31, 1998 of $43,350,000 and $4,944,000, respectively. Weighted average borrowings under revolving lines of credit for the fiscal years ended March 31, 1999 and 1998 were approximately $22,977,000 and $11,325,000, respectively. The weighted average interest rates on outstanding revolving line of credit borrowings as of March 31, 1999 and 1998 were 8.1% and 7.8%, respectively. As of March 31, 1999, the effective interest rates on the First and Second Term Loans were 8.25% and 9.25%, respectively. Cash payments for interest during fiscal 1999, 1998 and 1997 were $7,978,000, $3,874,000 and $3,032,000, respectively. The aggregate maturities of long-term debt for the five years ending March 31, 2004 are as follows: 2000, $5,844,000; 2001, $5,250,000; 2002, $7,250,000; 2003, $9,250,000 and 2004, $31,400,000.

-------------------     Earnings before extraordinary item and
NOTE 8                  income taxes and income tax expense
                        consist of the following:
Income Taxes

Years Ended March 31,                    1999            1998           1997
--------------------------------------------------------------------------------
EARNINGS BEFORE EXTRAORDINARY ITEM
  AND INCOME TAXES:
     DOMESTIC EARNINGS                $ 2,903,000     $9,118,000     $9,284,000
     FOREIGN EARNINGS                   1,839,000        546,000            --
--------------------------------------------------------------------------------
TOTAL                                 $ 4,742,000     $9,664,000     $9,284,000
--------------------------------------------------------------------------------

INCOME TAX EXPENSE (BENEFIT):
     CURRENT:
         FEDERAL                      $ 2,363,000     $2,186,000     $2,673,000
         STATE                            431,000        698,000        247,000
         FOREIGN                        2,413,000        529,000            --
--------------------------------------------------------------------------------
                                        5,207,000      3,413,000      2,920,000
--------------------------------------------------------------------------------
     DEFERRED:
         FEDERAL                       (2,014,000)       117,000        596,000
         STATE                             39,000         34,000        105,000
         FOREIGN                       (1,476,000)      (272,000)           --
--------------------------------------------------------------------------------
                                       (3,451,000)      (121,000)       701,000
--------------------------------------------------------------------------------
TOTAL                                 $ 1,756,000     $3,292,000     $3,621,000
--------------------------------------------------------------------------------

DRS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)


     Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 1999 and 1998 are as follows:

March 31,                                             1999             1998
--------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
     ACQUIRED FEDERAL NET OPERATING
         LOSS (NOL) CARRYFORWARDS                 $ 5,575,000      $       --
     STATE NOL CARRYFORWARDS                        3,085,000        2,840,000
     COSTS ACCRUED ON UNCOMPLETED CONTRACTS         1,860,000        1,112,000
     DEFERRED FINANCING COSTS (NOTE 7)              1,066,000              --
     INVENTORY CAPITALIZATION                       3,217,000        1,984,000
     OTHER                                          3,426,000        1,503,000
--------------------------------------------------------------------------------
TOTAL GROSS DEFERRED TAX ASSETS                    18,229,000        7,439,000
LESS VALUATION ALLOWANCE                           (6,886,000)      (1,455,000)
--------------------------------------------------------------------------------
NET DEFERRED TAX ASSETS                            11,343,000        5,984,000
--------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
     DEPRECIATION AND AMORTIZATION                  1,120,000        4,255,000
     GENERAL AND ADMINISTRATIVE COSTS               5,795,000        4,248,000
     FEDERAL IMPACT OF THE STATE BENEFITS             498,000          749,000
     FOREIGN DEFERRED REVENUES                            --           863,000
     OTHER                                            (16,000)         463,000
--------------------------------------------------------------------------------
TOTAL GROSS DEFERRED TAX LIABILITIES                7,397,000       10,578,000
--------------------------------------------------------------------------------
NET DEFERRED TAX ASSETS (LIABILITIES)              $3,946,000      $(4,594,000)
--------------------------------------------------------------------------------


A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company has established a valuation allowance for a portion of the deferred tax asset attributable to U.S. Federal and state net operating loss carryforwards, due to the uncertainty of future Company earnings and the status of applicable statutory regulation that could limit or preclude utilization of these benefits in future periods. Based upon the level of historical taxable income and projections for future taxable income over the period in which the Company's deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 1999.

     Current and noncurrent deferred tax assets of $984,000 and $2,962,000, respectively, are included in the Consolidated Balance Sheets as of March 31, 1999 and 1998, respectively. There were no net deferred tax assets as of March 31, 1998. At March 31, 1999, approximately $16,398,000 of U.S. Federal and $39,519,000 of state NOL carryforwards, which will expire between fiscal years 2000 and 2019, were available in various tax jurisdictions. All of the Company's U.S. Federal and $984,000 of its state NOL carryforwards were acquired in connection with the NAI Merger (see Note 2).

     A reconciliation of the expected U.S. Federal income tax expense to the effective income tax expense follows:


Years Ended March 31,                                                    1999            1998            1997
-----------------------------------------------------------------------------------------------------------------
EXPECTED U.S. INCOME TAX EXPENSE                                   $ 1,613,000       $3,286,000       $3,157,000
DIFFERENCE BETWEEN U.S. AND FOREIGN TAX RATES                          (74,000)         (97,000)             --
STATE INCOME TAX, NET OF FEDERAL INCOME TAX BENEFIT                    310,000          483,000          232,000
UTILIZATION OF CAPITAL LOSS CARRYFORWARD                                   --          (193,000)             --
NONDEDUCTIBLE EXPENSES                                                 492,000          262,000          270,000
U.S. TAX, NET OF FOREIGN TAX CREDIT UTILIZED                           196,000              --               --
U.S. TAX BENEFITS NOT PREVIOUSLY RECOGNIZED                           (629,000)             --               --
OTHER                                                                 (152,000)        (449,000)         (38,000)
-----------------------------------------------------------------------------------------------------------------
TOTAL                                                              $ 1,756,000       $3,292,000       $3,621,000
-----------------------------------------------------------------------------------------------------------------


The provision for income taxes includes all estimated income taxes payable to Federal, state and foreign governments, as applicable.

     Cash payments for income taxes, net of refunds received, during fiscal 1999, 1998 and 1997 amounted to $3,577,000, $4,449,000 and $2,813,000, respectively.

------------------------      On February 19, 1999, DRS Merger Sub, Inc., a New
                              York corporation and wholly-owned subsidiary of
NOTE 9                        DRS Technologies, Inc., a Delaware Corporation
                              ("DRS"), merged (the "Merger") with and into NAI
Common Stock, Stock           Technologies, Inc., a New York corporation
Option Plans and              ("NAI"), with NAI being the surviving corporation
Employee Benefit Plans        and continuing as a direct wholly-owned subsidiary
                              of DRS (see Note 2). As a result of the Merger:
holders of NAI common stock received 0.25 of a share of DRS common stock for each share of NAI common stock; each NAI 12% Convertible Subordinated Promissory Note due January 15, 2001 is convertible into 0.25 of a share of DRS common stock; each issued and outstanding NAI warrant to purchase NAI common stock at an exercise price of $2.50 per share was converted into DRS warrants at a conversion ratio of 0.25 of a share of DRS common stock to one share of NAI common stock; each NAI stock option outstanding under the NAI 1991 Stock Option Plan, 1993 Stock Option Plan for Directors, and 1996 Stock Option Plan ("Option"), whether vested or unvested, was assumed by DRS and now constitutes an option to acquire, on the same terms and conditions as were applicable under such Option prior to the Merger, the number of DRS common stock equal to the product (rounded down to the nearest whole number) of 0.25 and the number of shares of NAI common stock, subject to such Option prior to the merger at a per-share exercise price equal to four times the exercise price of such Option prior to the Merger.

     In connection with the Merger, the Company issued 2,858,266 shares of Common Stock, including 546,187 shares issued upon conversion of approximately $4.4 million of then outstanding 12% Notes. In addition, the Company issued stock options and warrants to purchase a total of 161,230 and 603,175 shares, respectively, of DRS Common Stock (as adjusted for the exchange ratio). The terms of the NAI stock options assumed, except for the exercise price and number of shares, were not amended. As of March 31, 1999, the warrants assumed in the Merger remained outstanding. These warrants are exercisable at $10.00 per share and expire February 15, 2002.

     On February 7, 1991, the Company's Board of Directors (Board) adopted the 1991 Stock Option Plan (Stock Option Plan), which authorized the issuance of up to 600,000 shares of Common Stock. The Company's stockholders approved the Stock Option Plan on August 8, 1991. Under the terms of the Stock Option Plan, options to purchase shares of Common Stock may be granted to key employees, directors and consultants of the Company. Options granted under the Stock Option Plan are at the discretion of the Board (Stock Option Committee) and may be incentive stock options or non-qualified stock options, except that incentive stock options may be granted only to employees. The option price is determined by the Stock Option Committee and must be a price per share which is not less than the par value per share of the Common Stock, and in the case of an incentive stock option, may not be less than the fair-market value of the Common Stock on the date of the grant. Options may be exercised during the exercise period, as determined by the Stock Option Committee, except that no option may be exercised within six months of its grant date, and in the case of an incentive stock option, generally, the exercise period may not exceed ten years from the date of the grant. As of March 31, 1999, 156,550 shares were reserved for future grants under the Stock Option Plan.

     On June 17, 1996, the Board adopted, and on August 7, 1996, the stockholders approved the 1996 Omnibus Plan (Omnibus Plan). On November 20, 1998, the Board adopted, and on February 11, 1999, the stockholders approved an amendment to the Omnibus Plan, increasing the number of shares of Common Stock reserved for issuance under the Omnibus Plan from 500,000 to 1,400,000 shares, subject to adjustment under certain circumstances. Awards under the Omnibus Plan are at the discretion of the Stock Option Committee and may be made in the form of (i) incentive stock options, (ii) non-qualified stock options, (iii) stock appreciation rights, (iv) restricted stock, (v) phantom stock, (vi) stock bonuses and (vii) other awards. Awards may be granted to employees, officers, directors and consultants of the Company. The total number of shares of the Company's stock subject to awards granted to any participant of this plan during any tax year of the Company may not exceed 200,000 shares. The Omnibus Plan also provides for automatic grants of non-qualified stock options to non-employee directors of the Company. Unless the Stock Option Committee expressly provides otherwise, options granted under the Omnibus Plan are not exercisable prior to one year after the date of grant and become exercisable as to 25% of the shares granted on each of the first four anniversaries of the date of grant. The Stock Option Committee will determine each option's expiration date, provided, however, that no incentive stock option may be exercised more than ten years after the date of grant. Additionally, the Stock Option Committee will establish the option price, provided, however, that in the case of an incentive stock option, the option price may not be set below the market value of a share of the Company's Common Stock on the date of grant. As of March 31, 1999, 600,800 shares were reserved for future grants under the Omnibus Plan. Pursuant to the terms of exercise under the grant, the excess of the fair-market value of shares under option at the date of grant over the option price may be charged to unamortized restricted stock compensation or to earnings as compensation expense and credited to additional paid-in capital. The unamortized restricted stock compensation, if any, is charged to net earnings as the options become exercisable, in accordance with the terms of the grant. The amount of compensation charged to earnings in fiscal 1999, 1998 and 1997 was $67,000, $98,000 and $80,000, respectively, and related solely to options granted under the Stock Option Plan.

DRS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)


     The Board may, at its discretion, grant equity-based compensation awards, subject to certain regulatory restrictions. In fiscal 1999, the Board issued options to purchase up to 250,000 shares of DRS Common Stock with vesting terms similar to awards issued in fiscal 1999 under the Omnibus Plan at exercise prices in excess of the market price on the date of grant. The per share weighted-average fair value and exercise price of these options were $1.89 and $10.44, respectively.

     When stock is issued on exercise of options, the par value of each share ($.01) is credited to Common Stock, and the remainder of the option price is credited to paid-in capital. No charge is made to operations.

     A summary of stock option transactions follows:


                                                                               NUMBER OF SHARES   WEIGHTED AVERAGE
                                                                               OF COMMON STOCK     EXERCISE PRICE
----------------------------------------------------------------------------------------------------------------
OUTSTANDING AT MARCH 31, 1996      (OF WHICH 137,100 SHARES WERE EXERCISABLE)        436,800             $  4.52
                                   GRANTED                                           165,900             $  9.88
                                   EXERCISED                                         (44,220)            $  2.29
                                   EXPIRED                                           (17,700)            $  5.03
----------------------------------------------------------------------------------------------------------------
OUTSTANDING AT MARCH 31, 1997      (OF WHICH 218,280 SHARES WERE EXERCISABLE)        540,780             $  6.33
                                   GRANTED                                           204,800             $  9.72
                                   EXERCISED                                         (23,480)            $  3.70
                                   EXPIRED                                           (16,000)            $  9.41
----------------------------------------------------------------------------------------------------------------
OUTSTANDING AT MARCH 31, 1998      (OF WHICH 303,100 SHARES WERE EXERCISABLE)        706,100             $  7.33
                                   GRANTED                                           893,930             $  9.34
                                   EXERCISED                                         (63,600)            $  2.24
                                   EXPIRED                                           (45,200)            $ 10.27
----------------------------------------------------------------------------------------------------------------
OUTSTANDING AT MARCH 31, 1999      (OF WHICH 461,579 SHARES WERE EXERCISABLE)      1,491,230             $  8.66
----------------------------------------------------------------------------------------------------------------

Information regarding all options outstanding at March 31, 1999 follows:

                                                            OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                                                ---------------------------------------------------------------------
                                                  NUMBER      WEIGHTED        WEIGHTED      NUMBER      WEIGHTED
                                                    OF         AVERAGE    AVERAGE REMAINING   OF         AVERAGE
                                                  0PTIONS  EXERCISE PRICE CONTRACTUAL LIFE  OPTIONS  EXERCISE PRICE
--------------------------------------------------------------------------------------------------------------------
RANGE OF EXERCISE PRICES   LESS THAN $5.00       170,000      $ 2.92           1.1 YEARS     158,000     $ 3.14
                           $5.00 - $9.99         805,662      $ 8.41           8.6 YEARS     140,687     $ 8.11
                           GREATER THAN $9.99    515,568      $10.95           7.0 YEARS     162,892     $10.91
---------------------------------------------------------------------------------------------------------------------

                           TOTAL               1,491,230      $ 8.66           7.2 years     461,579     $ 7.39
---------------------------------------------------------------------------------------------------------------------



Pro forma information regarding net earnings and earnings per share, as required by SFAS 123, has been determined as if the Company had accounted for its employee stock options under the fair-value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 5.0%, 6.0% and 6.5% in fiscal 1999, 1998 and 1997, respectively; dividend yield of 0%; volatility factor related to the expected market price of the Company's Common Stock of 0.2974 in fiscal 1999, 0.2824 in fiscal 1998, and
0.2764 in fiscal 1997; and weighted-average expected option life of five years. The weighted-average fair values of options granted at market during fiscal 1999, 1998 and 1997 were $2.95, $3.94 and $3.68 per share, respectively. The per share weighted-average fair value and exercise price of options granted with an exercise price less than market value during 1999 and 1998 were $3.96 and $8.20, and $9.99 and $0.01, respectively. For purposes of pro forma disclosures, the options' estimated fair values are amortized to expense over the options' vesting periods. Accordingly, the pro forma results for fiscal 1999, 1998 and 1997 presented below include 49%, 67% and 49%, respectively, of the total pro forma expense for options awarded in each year. The pro forma amounts may not be representative of the effects on reported earnings for future years. The Company's pro forma information follows:

                                          1999            1998           1997
--------------------------------------------------------------------------------
PRO FORMA NET EARNINGS                  $7,000        $5,869,000      $5,446,000
PRO FORMA EARNINGS PER SHARE:
     BASIC                              $  --         $     1.04      $     0.99
     DILUTED                            $  --         $     0.88      $     0.81
--------------------------------------------------------------------------------

     The Company maintains defined contribution plans covering substantially all domestic full-time eligible employees. The Company's contributions to these plans for fiscal 1999, 1998 and 1997 amounted to $1,184,000, $743,000 and
$629,000, respectively.

     Certain employees of DRS Hadland and DRS Flight Safety and Communications participate in defined benefit pension plans sponsored by the Company. Plan assets are invested in publicly traded equity and fixed-income securities. Retirement benefits are based on various factors, including remuneration and years of service. DRS funds these plans based on independent actuarial valuations. The net pension obligations and related expenses associated with these plans are not material to the consolidated financial position and results of operations of the Company.

     On February 1, 1996, the Company established a Supplemental Executive Retirement Plan (the SERP) for the benefit of certain key executives. Pursuant to the SERP, the Company will provide retirement benefits to each key executive, based on years of service and final average annual compensation as defined therein. In addition, the Company will advance premiums for life insurance policies providing a death benefit equal to five times the participants' salary at time of death. In the event of a change in control, as defined therein, benefits become fully vested. The SERP is non-contributory and unfunded. Benefits under the SERP currently are being funded from working capital. As of March 31, 1999 and 1998, the Company's liability for benefits accrued under the SERP was approximately $1,494,000 and $1,377,000, respectively, and is included in Other Noncurrent Liabilities in the Consolidated Balance Sheets. Charges of $462,802, $436,000 and $270,000 relating to the SERP were included in the results of operations for fiscal 1999, 1998 and 1997, respectively.

------------------------      At March 31, 1999, the Company was party to
NOTE 10                       various noncancellable operating leases
                              (principally for administration, engineering and
Commitments,                  production facilities) with minimum rental
Contingencies                 payments as follows:
and Related Party
Transactions

--------------------------------------------------------------------------------
2000                                                 $  8,325,000
2001                                                    8,368,000
2002                                                    8,230,000
2003                                                    5,821,000
2004                                                    4,613,000
THEREAFTER                                             11,440,000
--------------------------------------------------------------------------------
TOTAL                                                $ 46,797,000
--------------------------------------------------------------------------------


     It is not certain as to whether the Company will negotiate new leases as existing leases expire. Determinations to that effect will be made as existing leases approach expiration and will be based on an assessment of the Company's capacity requirements at that time.

     Total rent expense aggregated $4,924,000, $3,585,000 and $3,237,000 in fiscal 1999, 1998 and 1997, respectively.

     In April 1984, the Board of Directors approved a lease agreement with LDR Realty Co. (wholly-owned by the former Chairman of the Board of Directors and former President) for additional office and manufacturing space for the Company. In August 1997, the lease was amended, extending the term of the lease through June 2002. The Company pays an annual rent of $233,000 and is required to pay all real-estate taxes, maintenance and repairs to the facility.

     Effective July 20, 1994, the Company entered into an Employment, Non-Competition and Termination Agreement (the Gross Agreement) with David E. Gross, who retired as President and Chief Technical Officer of the Company on May 12, 1994. Under the terms of the Gross Agreement, Mr. Gross will receive a total of $600,000 as compensation for his services under a five-year consulting agreement with the Company and $750,000 as consideration for a five-year non-compete arrangement. The payments are being charged to expense over the five-year term as services are performed and obligations are fulfilled by Mr. Gross. He also will receive, at the conclusion of such initial five-year period, an aggregate of approximately $1.3 million payable over a nine-year period, commencing in July 1999, as deferred compensation. The approximate net present value of the deferred compensation payments to be made to Mr. Gross is included in Other Noncurrent Liabilities in the Consolidated Balance Sheets.

     The Company's Flight Safety and Communications segment receives assistance from the Canadian Government for research and development activities which is applied to reduce the cost of the related expenditures. Government assistance in the amount of approximately $2.4 million is repayable through royalties in the event the related research and development projects successfully are commercialized. The royalties are calculated on the basis of 2 to 3% of total related sales and continue in effect until the assistance received has been repaid or until the technology ceases to contribute to commercialization of related products.

DRS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)


     In the first quarter of fiscal 1999, subpoenas were issued to the Company by the United States Attorney for the Eastern District of New York seeking documents related to certain equipment manufactured by DRS Photronics, Inc. (Photronics), a subsidiary of the Company. These subpoenas were issued in connection with United States v. Tress, a case involving a product substitution allegation against an employee of Photronics. On June 26, 1998, the complaint against the employee was dismissed without prejudice.

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

------------------------      DRS is organized into operating segments on the
NOTE 11                       basis of products and services offered: the
                              Electronic Systems Group (ESG), the Data Systems
Operating Segments            Group (DSG), the Electro-Optical Systems Group
                              (EOSG), the Flight Safety and Communications Group
(FSCG); and Corporate operations. Each operating unit is comprised of separate and distinct businesses.

     During the current fiscal year, DRS's military recording systems subsidiary, DRS Precision Echo, Inc., was combined with DRS Flight Safety and Communications for management purposes, based on business and product synergies. DRS Precision Echo, Inc. previously had been managed, together with DRS Ahead Technology, Inc., as part of DSG. DSG now consists solely of the operations of DRS Ahead Technology, Inc., which principally serves commercial markets. Prior-year balances and results of operations for both FSCG and DSG have been restated to give effect to this management change. In addition, as a result of acquisitions completed in fiscal 1999, ESG and EOSG now include the operations of NAI Technologies, Inc. and the EOS Business of Raytheon, respectively (see
Note 2).

     ESG designs, manufactures and integrates complex systems using advanced commercial technology to meet the performance and environmental requirements of military customers. Current products include tactical display and processing systems for military ships and aircraft, surveillance systems for coastal and harbor regions, radar and acoustic sensor systems, and low-cost emulators of legacy military systems for test and training support. ESG also provides manufacturing services and technical support services for both DRS products and those of other suppliers.

     DSG provides a variety of magnetic head products and services used in the commercial aviation, airline, television broadcast, computer disk drive, security, banking, transportation and retail sales industries. Many of these products test or read and write information on magnetic data storage media, including magnetic tapes, strips and ink. The Group's magnetic heads are used in commercial and military flight recorders, in computer back-up systems and in every day uses, such as medical monitoring devices, fare and toll collection, vending machine operation, airline ticketing, debit and phone cards, and airplane phones. The Group also produces magnetic head components used in the manufacturing process of computer disk drives, which burnish and verify the quality of disk surfaces.

     EOSG integrates advanced commercial technology with military requirements to design and manufacture advanced electro-optical sighting, targeting, weapons and aircraft optical alignment systems, assemblies and components used primarily in the aerospace and defense industries. The Group is a leader in ultra high-speed digital imaging systems for a variety of industrial, laboratory and military applications and in aircraft boresighting equipment. EOSG also produces night vision and directional devices, as well as eye-safe, laser-based products for military applications.

     FSCG designs and manufactures advanced flight safety systems, naval communications systems and other advanced electronics primarily for defense and commercial aerospace applications. FSCG is a prominent global supplier of deployable aircraft locator beacons and flight data recorders used in emergencies to locate aircraft; its shipboard communications systems integrate commercial technology and are used in conjunction with surveillance satellites. FCSG also utilizes advanced commercial technology to design and manufacture multi-sensor digital, analog and video capture and recording products, as well as high-capacity data storage devices for the harsh environments of aerospace and defense applications.

     Corporate operations include the activities of the parent company, DRS Corporate Headquarters, and several non-operating subsidiaries of the Company. Included in this segment are the results of operations from the Company's DRS Medical Systems partnership. This partnership was formed in February 1996; the net assets of the partnership were subsequently sold in September 1997 (see Note
2). The results of operations of this partnership were not material to the consolidated operating results of the Company during this period.

     The accounting policies of the segments are consistent with those described in the summary of significant accounting policies (see Note 1). The Company evaluates segment level performance based on revenues and operating income as presented in the consolidated statements of earnings. Operating income, as shown, includes amounts allocated from Corporate operations.

     Information about the Company's operations in these segments for the three years ended March 31, 1999 is as follows:


                                                                                           CORPORATE
                                                                                              AND
(In thousands)                           ESG             DSG          EOSG        FSCG       OTHER       TOTAL
---------------------------------------------------------------------------------------------------------------
FISCAL 1999:
     REVENUES                        $  123,558      $ 19,460      $ 78,186     $52,224     $   --     $273,428
     OPERATING INCOME (LOSS) BEFORE
         AMORTIZATION OF GOODWILL
         AND RELATED INTANGIBLES     $    9,497      $ (1,964)     $  5,296     $ 5,457     $  (743)   $ 17,543
     OPERATING INCOME (LOSS)         $    9,292      $ (2,526)     $  3,661     $ 4,608     $  (790)   $ 14,245
     IDENTIFIABLE ASSETS             $   84,475      $ 14,015      $161,217     $56,369     $14,268    $330,344
     DEPRECIATION AND AMORTIZATION   $    1,356      $  2,279      $  5,356     $ 2,648     $   772    $ 12,411
     CAPITAL EXPENDITURES            $    1,916      $    538      $  1,906     $ 2,091     $   415    $  6,866
---------------------------------------------------------------------------------------------------------------
FISCAL 1998:
     REVENUES                        $   95,054      $ 25,307      $ 31,396     $37,387     $ 1,710    $190,854
     OPERATING INCOME BEFORE
         AMORTIZATION OF GOODWILL
         AND RELATED INTANGIBLES     $    9,481      $  2,252      $  1,270     $ 2,344     $   218    $ 15,565
     OPERATING INCOME                $    9,454      $  1,681      $  1,134     $ 1,847     $   143    $ 14,259
     IDENTIFIABLE ASSETS             $   35,706      $ 17,355      $ 42,401     $57,000     $11,011    $163,473
     DEPRECIATION AND AMORTIZATION   $      923      $  1,897      $  2,037     $ 1,217     $   985    $  7,059
     CAPITAL EXPENDITURES            $    1,091      $  1,569      $  2,461     $   383     $ 1,066    $  6,570
---------------------------------------------------------------------------------------------------------------
FISCAL 1997:
     REVENUES                        $   81,157      $ 22,255      $ 25,134     $11,597     $ 3,435    $143,578
     OPERATING INCOME BEFORE
         AMORTIZATION OF GOODWILL
         AND RELATED INTANGIBLES     $    6,405      $  4,843      $  1,431     $   916     $  (288)   $ 13,307
     OPERATING INCOME (LOSS)         $    6,348      $  4,541      $  1,295     $   690     $  (292)   $ 12,582
     IDENTIFIABLE ASSETS             $   27,354      $ 17,666      $ 21,755     $16,546     $14,352    $ 97,673
     DEPRECIATION AND AMORTIZATION   $    1,310      $  1,058      $  1,286     $   611     $   762    $  5,027
     CAPITAL EXPENDITURES            $    1,766      $  1,899      $    449     $   574     $   540    $  5,228
---------------------------------------------------------------------------------------------------------------

Revenues, total assets and long-lived assets by geographic location are presented in the table below. Revenues were attributed to countries based on the physical location of the operating unit generating the revenues. Information about the Company's operations in these geographic locations for the three years ended March 31, 1999 is as follows:


                                                                                                         ALL OTHER
(In thousands)                               TOTAL             UNITED STATES            CANADA           COUNTRIES
------------------------------------------------------------------------------------------------------------------
FISCAL 1999:
     REVENUES                              $273,428               $229,061             $29,554            $14,813
     TOTAL ASSETS                          $330,344               $272,013             $30,679            $27,652
     LONG-LIVED ASSETS                     $ 34,163               $ 30,454             $ 2,240            $ 1,469
------------------------------------------------------------------------------------------------------------------
FISCAL 1998:
     REVENUES                              $190,854               $176,392             $12,216            $ 2,246
     TOTAL ASSETS                          $163,473               $114,442             $33,694            $15,337
     LONG-LIVED ASSETS                     $ 22,972               $ 19,384             $ 1,755            $ 1,833
------------------------------------------------------------------------------------------------------------------
FISCAL 1997:
     REVENUES                              $143,578               $143,578             $   --             $   --
     TOTAL ASSETS                          $ 97,673               $ 97,673             $   --             $   --
     LONG-LIVED ASSETS                     $ 19,987               $ 19,987             $   --             $   --
------------------------------------------------------------------------------------------------------------------

DRS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)


--------------------        The following table sets forth unaudited quarterly
NOTE 12                     financial information for fiscal 1999 and 1998:

Quarterlly Financial
Information (Unaudited)


                                               FIRST             SECOND              THIRD               FOURTH
                                               QUARTER           QUARTER             QUARTER             QUARTER
--------------------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED MARCH 31, 1999:
     REVENUES                                $45,988,000       $46,126,000          $76,991,000        $104,323,000
     OPERATING INCOME                        $ 2,066,000       $ 1,749,000          $ 4,006,000        $  6,424,000
     EARNINGS BEFORE
         EXTRAORDINARY ITEM                  $   324,000       $    57,000          $   664,000        $  1,941,000
     NET EARNINGS (LOSSES)                   $   324,000       $    57,000          $(1,642,000)       $  1,941,000
     BASIC EARNINGS PER SHARE
         EARNINGS BEFORE
           EXTRAORDINARY ITEM                $      0.05       $      0.01          $      0.10        $       0.25
         NET EARNINGS (LOSSES)               $      0.05       $      0.01          $     (0.26)       $       0.25
     DILUTED EARNINGS PER SHARE:
         EARNINGS BEFORE
           EXTRAORDINARY ITEM                $      0.05       $      0.01          $      0.10        $       0.22
         NET EARNINGS (LOSSES)               $      0.05       $      0.01          $     (0.25)       $       0.22
-------------------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED MARCH 31, 1998:
     REVENUES                                $38,997,000       $38,738,000          $49,915,000        $ 63,204,000
     OPERATING INCOME                        $ 2,899,000       $ 3,285,000          $ 3,715,000        $  4,360,000
     NET EARNINGS                            $ 1,343,000       $ 1,467,000          $ 1,560,000        $  2,002,000
     BASIC EARNINGS PER SHARE                $      0.24       $      0.26          $      0.28        $       0.35
     DILUTED EARNINGS PER SHARE              $      0.20       $      0.21          $      0.22        $       0.29
-------------------------------------------------------------------------------------------------------------------


DRS TECHNOLOGIES INC. AND SUBSIDIARIES

COMMON STOCK

                                               FISCAL 1999         FISCAL 1998
--------------------------------------------------------------------------------
AS TRADED ON THE AMERICAN STOCK EXCHANGE    HIGH       LOW        HIGH     LOW
------------------------------------------------------------------------------
FIRST QUARTER                               15 3/8    11 5/8    11 3/8    9 5/8
SECOND QUARTER                              12 1/16    9 1/16   15 1/8   10 1/4
THIRD QUARTER                               11         7        14 13/16 11 7/8
FOURTH QUARTER                              11         7 5/8    14 7/8   11 1/4
-------------------------------------------------------------------------------

As of June 9, 1999, the Common Stock of the Company was held by 982 and 3,291 stockholders of record and beneficial owners, respectively.

DRS TECHNOLOGIES INC. AND SUBSIDIARIES


INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders,
DRS Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of DRS Technologies, Inc. and subsidiaries as of March 31, 1999 and 1998, and the related consolidated statements of earnings, stockholders' equity and comprehensive earnings, and cash flows for each of the years in the three-year period ended March 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DRS Technologies, Inc. and subsidiaries as of March 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1999 in conformity with generally accepted accounting principles.





KPMG LLP

Short Hills, New Jersey
May 11, 1999