Form 10-K, Exhibit 13
period 2000-03-31
DRS TECHNOLOGIES INC
filed 2000-06-29
CIK 28630

DRS TECHNOLOGIES INC. AND SUBSIDIARIES

Selected Financial Data

(dollars in thousands, except per-share data)
Years Ended March 31, ...........................       2000        1999        1998        1997        1996
                                                    --------------------------------------------------------
SUMMARY OF EARNINGS
REVENUES(1) .....................................   $391,467    $265,849    $180,750    $135,286    $100,983
OPERATING INCOME(1) .............................   $ 26,178    $ 15,301    $ 14,419    $ 11,551    $  8,545
EARNINGS FROM CONTINUING OPERATIONS BEFORE
   INCOME TAXES AND EXTRAORDINARY ITEM ..........   $ 12,832    $  5,780    $  9,706    $  8,256    $  6,725
EARNINGS FROM CONTINUING OPERATIONS
   BEFORE EXTRAORDINARY ITEM ....................   $  7,661    $  3,865    $  6,634    $  5,047    $  4,102
NET EARNINGS ....................................   $  4,310    $    680    $  6,372    $  5,663    $  4,103
                                                    --------------------------------------------------------
PER SHARE DATA - FROM CONTINUING
   OPERATIONS(2), (3)
BASIC EARNINGS PER SHARE ........................   $   0.83    $   0.58    $   1.18    $   0.91    $   0.75
DILUTED EARNINGS PER SHARE ......................   $   0.76    $   0.57    $   0.96    $   0.77    $   0.69
BOOK VALUE PER SHARE ............................   $   8.43    $   7.96    $   7.16    $   5.90    $   4.86
                                                    --------------------------------------------------------
SUMMARY OF FINANCIAL POSITION
WORKING CAPITAL .................................   $ 21,384    $ 13,491    $ 46,180    $ 32,838    $ 33,990
NET PROPERTY, PLANT AND EQUIPMENT ...............   $ 29,006    $ 32,124    $ 20,783    $ 17,944    $ 16,191
TOTAL ASSETS ....................................   $320,098    $329,639    $162,813    $ 96,408    $ 97,251
LONG-TERM DEBT, EXCLUDING
   CURRENT INSTALLMENTS .........................   $ 97,695    $102,091    $ 56,532    $ 30,801    $ 32,608
TOTAL STOCKHOLDERS' EQUITY ......................   $ 78,184    $ 73,442    $ 44,335    $ 32,987    $ 26,566
                                                    --------------------------------------------------------
FINANCIAL RATIOS
PRETAX RETURN ON REVENUES(2) ....................        3.3%        2.2%        5.4%        6.1%        6.7%
AFTER TAX RETURN ON REVENUES(2) .................        2.0%        1.5%        3.7%        3.7%        4.1%
RETURN ON AVERAGE STOCKHOLDERS' EQUITY(2) .......       10.1%        6.6%       17.2%       16.9%       30.9%
CURRENT RATIO ...................................        1.2         1.1         1.8         1.8         1.8
LONG-TERM DEBT, EXCLUDING CURRENT
   INSTALLMENTS, TO TOTAL CAPITALIZATION ........       55.5%       58.2%       56.0%       48.3%       55.1%
INTEREST COVERAGE RATIO(7) ......................      3.37X       2.86X       4.12X       4.59X       4.69X
                                                    --------------------------------------------------------
SUPPLEMENTAL INFORMATION
EBIT(4) .........................................   $ 25,432    $ 15,137    $ 14,804    $ 11,838    $  9,406
EBITDA(5) .......................................   $ 42,502    $ 26,738    $ 20,992    $ 16,450    $ 12,573
FREE CASH FLOW(6) ...............................   $ 36,292    $ 20,184    $ 14,733    $ 11,347    $  6,242
CAPITAL EXPENDITURES ............................   $  6,210    $  6,554    $  6,259    $  5,103    $  6,331
DEPRECIATION AND AMORTIZATION ...................   $ 17,070    $ 11,601    $  6,188    $  4,612    $  3,167
INTERNAL RESEARCH AND DEVELOPMENT ...............   $  9,867    $  5,104    $  3,919    $  3,852    $    649
EMPLOYEES(8) ....................................      2,001       1,825       1,206         929         809
REVENUES PER EMPLOYEE(9) ........................   $    196    $    154    $    139    $    147    $     59
                                                    --------------------------------------------------------

(1) Results for the five-year period ended March 31, 2000 reflect the Company's continuing operations. (See Note 4 of Notes to Consolidated Financial Statements.)
(2) Earnings per share and financial ratios presented and calculated before extraordinary item in fiscal 1999.
(3) No cash dividends have been distributed in any of the years in the five-year period ended March 31, 2000.
(4) Earnings before extraordinary item, interest and related expenses, and income taxes.
(5) Earnings from continuing operations before extraordinary item, interest and related expenses, income taxes, depreciation and amortization.
(6)   EBITDA less capital expenditures.
(7) Ratio of EBITDA to interest and related expenses (primarily amortization of debt issuance costs).
(8) Indicates the number of employees at March 31 from continuing operations for each of the fiscal years presented.
(9)   Based on average number of employees from continuing operations.

DRS TECHNOLOGIES INC. AND SUBSIDIARIES

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is management's discussion and analysis (MD&A) of the consolidated financial condition and results of operations of DRS Technologies, Inc. and Subsidiaries (hereinafter, the Company or DRS) as of March 31, 2000 and 1999, and for each of the fiscal years in the three-year period ended March 31, 2000. This discussion should be read in conjunction with the audited consolidated financial statements and related notes.

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

BUSINESS OVERVIEW DRS Technologies is a leading supplier of defense electronics systems and has served the defense industry for over thirty years. The Company provides advanced technology products and services to government and commercial customers worldwide, developing and manufacturing a broad range of mission critical products -- from rugged computers and peripherals to systems and components in the areas of communications, combat systems, data storage, digital imaging, electro-optics, flight safety and space. The Company's defense electronics systems and subsystems are sold to all branches of the U.S. military, U.S. government intelligence agencies, major aerospace/defense contractors and international military forces.

      The Company has grown substantially in recent years, as a result of internal business development and strategic acquisitions. Acquisitions have significantly expanded the Company's business base and have increased and further diversified DRS's backlog.

      Over the past five fiscal years, revenues and earnings from continuing operations before extraordinary items, interest and related expenses, income taxes, depreciation and amortization (EBITDA) have grown at compound average annual rates of approximately 42% and 39%, respectively. In fiscal 2000, the Company's total revenues increased by approximately 47%.

      Funded backlog also has increased substantially. At March 31, 2000, DRS's funded backlog was approximately $388.1 million, an increase of 7% from March 31, 1999. As of March 31, 2000, approximately 45% and 28% of the Company's backlog related to products and services for the U.S. Army and U.S. Navy, as compared with 47% and 27% at March 31, 1999, respectively.

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

COMPANY ORGANIZATION AND PRODUCTS DRS operates in three principal business segments on the basis of products and services offered. Each operating unit is comprised of separate and distinct businesses: the Electronic Systems Group
(ESG), the Electro-Optical Systems Group (EOSG), and the Flight Safety and Communications Group (FSCG). All other operations are grouped in "Other."

      During fiscal 2000, DRS's ultra high-speed digital imaging subsidiary, DRS Hadland, was combined with DRS's Flight Safety and Communications Group for management purposes, based primarily on operational synergies. DRS Hadland previously had been managed as part of EOSG. Prior-year balances and results of operations disclosed in this MD&A for both FSCG and EOSG have been restated to give effect to this management reporting change. In addition, as a result of an acquisition completed in fiscal 2000, ESG now includes the operations of DRS Rugged Systems (Europe) Products Ltd. (see Business Combinations and Disposals).

      ESG is a leading provider of computer workstations used to process and display integrated combat information. ESG produces rugged computers and peripherals, surveillance, radar and tracking systems, acoustic signal processing and display equipment, and combat control systems. ESG products are used on front-line platforms, including Aegis destroyers and cruisers, aircraft carriers, submarines and surveillance aircraft. ESG's products also are used in U.S. Army and international battlefield digitization programs.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

DRS TECHNOLOGIES INC. AND SUBSIDIARIES

      EOSG produces systems and subsystems for infrared night vision and targeting systems used in some of the U.S. Army's most important battlefield platforms, including the Abrams Main Battle Tank, Bradley Infantry Fighting Vehicle and the High-Mobility Multipurpose Wheeled Vehicle (HMMWV) scout vehicle. EOSG designs, manufactures and markets products that allow operators to detect, identify and target objects based upon their infrared signatures, regardless of the ambient light level. This Group is also a leading designer and manufacturer of eye-safe laser range finders and multiple-platform weapons calibration systems for such diverse air platforms as the AH-64 Apache attack helicopter and AC-130U gunship. EOSG is also leveraging its significant technology base by expanding into related non-defense markets.

      FSCG is a leading manufacturer of deployable flight emergency or "black box" recording equipment used by military and search and rescue aircraft. FSCG also manufactures shipboard communications and infrared surveillance systems for the U.S., Canadian and other navies. This Group uses advanced commercial technology in the design and manufacture of multi-sensor digital, analog and video data capture recording products, as well as high-capacity data storage devices for the harsh environments of aerospace and defense applications. FSCG, recognized for its technical expertise and capabilities, also provides advanced manufacturing services for international military and space customers. FSCG products are used on such platforms as the F/A-18 fighter, A-10 attack plane, P-3 reconnaissance aircraft and EH-101 helicopter for surveillance, target verification and battle damage assessment. FSCG is also a leading producer of ultra high-speed digital imaging systems.

      Other includes the activities of the parent company, DRS Corporate Headquarters (DRS Corporate) and DRS Ahead Technology, Inc. (DRS Ahead). DRS Ahead produces magnetic head components used in the manufacturing process of computer disk drives, which burnish and verify the quality of disk surfaces. DRS Ahead also services and manufactures magnetic heads used in broadcast television equipment.

DISCONTINUED OPERATIONS On May 18, 2000, the Company's Board of Directors approved an agreement to sell DRS's magnetic tape head business units located in St. Croix Falls, Wisconsin, and Razlog, Bulgaria. The St. Croix Falls and Bulgarian operations produce primarily magnetic tape recording heads for transaction products that read data from magnetic cards, tapes and ink. Management anticipates that the sale will be completed at the beginning of the second quarter of fiscal 2001. The pending sale of the magnetic tape head business represents a strategic decision by the Company to focus its resources on its core businesses. The Company has restated its financial statements to present the operating results of these business units as discontinued operations.

BUSINESS COMBINATIONS AND DISPOSALS The following summarizes certain business combinations and transactions DRS completed, which significantly affect the comparability of the period-to-period results presented in this MD&A.

      Fiscal 2000 Transactions On July 21, 1999, a subsidiary of the Company, DRS Rugged Systems (Europe) Ltd., acquired Global Data Systems Ltd. and its wholly-owned subsidiary, European Data Systems Ltd., for approximately $7.8 million in cash and potential future consideration, not to exceed a total purchase price of $10.2 million. Located in Chippenham, Wiltshire, the United Kingdom, and now operating as DRS Rugged Systems (Europe) Products Ltd. (RSEP), the company designs and develops rugged computers and peripherals primarily for military applications. The acquisition has been accounted for using the purchase method of accounting. The excess of cost over the estimated fair value of net assets acquired was approximately $8.7 million and is being amortized on a straight-line basis over twenty years. Any additional consideration paid by the Company would be an adjustment to goodwill. The financial position and results of operations of RSEP were not significant to those of the Company as of the acquisition date.

      Fiscal 1999 Transactions On October 20, 1998, the Company acquired, through certain of its subsidiaries, certain assets of the Second Generation Ground-Based Electro-Optical (Ground EO) and Focal Plane Array (FPA) businesses (together, the EOS Business) of Raytheon Company and certain of its subsidiaries (Raytheon), pursuant to an Asset Purchase Agreement dated as of July 28, 1998, between the Company and Raytheon, as amended (the EOS Acquisition). The Company paid approximately $45 million in cash for the acquisition at closing; the purchase price is subject to a post-closing working capital adjustment, as provided for in the Asset Purchase Agreement, not to exceed $7 million. The amount of such working capital adjustment, if any, is the subject of arbitration between DRS and Raytheon. Although the Company cannot, at this time, predict the outcome of such arbitration, management does not expect that the final adjustment will have a material impact on the Company's consolidated financial position or results of operations. The excess of cost over the estimated fair value of identifiable net assets acquired and the appraised value of certain identified intangible assets were approximately $34.1 million and $30.8 million, respectively, and are being amortized on a straight-line basis over twenty years. DRS incurred professional fees and other costs related to the EOS Acquisition of approximately $2.0 million, which were also capitalized as part of the total purchase price. The Company has valued acquired contracts in process at their remaining contract prices, less estimated costs to complete, and an allowance for normal profits on the Company's effort to complete such contracts. The EOS Business, now operating as DRS Sensor

Systems, Inc. and DRS Infrared Technologies, LP, provides products used in the detection, identification and acquisition of targets based on infrared data.

      On February 19, 1999, a wholly-owned subsidiary of the Company merged with and into NAI Technologies, Inc., a New York corporation (NAI), with NAI being the surviving corporation and continuing as a direct wholly-owned subsidiary of DRS, for stock and other consideration valued at approximately $24.8 million (the NAI Merger). The excess of cost over the estimated fair value of identifiable net assets acquired was approximately $26.7 million and is being amortized on a straight-line basis over twenty years. Prior to the NAI Merger, the Company began to assess and formulate a plan to close NAI's Longmont, Colorado facility and transfer engineering and production to other DRS locations. In January 2000, the Company announced its plan, which included relocating/terminating approximately 45 employees. A cost of approximately $1.5 million has been recorded as an adjustment to the acquisition cost during fiscal 2000. The Company expects to complete its exit plan during the first quarter of fiscal 2001. A summary of the costs and the related liability as of March 31, 2000 is as follows:

                                                                TOTAL    COSTS INCURRED      LIABILITY AT
(in thousands)                                                  COSTS    IN FISCAL 2000    MARCH 31, 2000
                                                               ------------------------------------------
SEVERANCE/EMPLOYEE COSTS ...................................   $1,332            $  137            $1,195
ESTIMATED LEASE COMMITMENTS AND RELATED FACILITY COSTS .....      215                --               215
                                                               ------------------------------------------
TOTAL ......................................................   $1,547            $  137            $1,410
                                                               ------------------------------------------

      No significant additional liabilities are expected to be incurred that would result in an adjustment of the acquisition cost allocation.

      DRS also incurred professional fees and other costs related to the NAI Merger of approximately $2.8 million, which were capitalized as part of the total purchase price. Operating as DRS Advanced Programs, Inc. and DRS Rugged Systems (Europe) Ltd., these units provide rugged computers, peripherals and integrated systems primarily for military and special government applications.

      Fiscal 1998 Transactions On September 12, 1997, the Company sold substantially all of the net assets of DRS Medical Systems (a partnership formed in February 1996 in which the Company held a 90% interest) to United States Surgical Corporation for approximately $1.9 million in cash. The sale resulted in a gain of approximately $0.1 million and the reversal of accrued obligations of $0.3 million. The results of operations of this partnership were not material to the consolidated operating results of the Company during the periods presented.

      On October 29, 1997 (the Closing Date), DRS acquired, through certain of its subsidiaries, the assets of the Applied Systems Division of Spar Aerospace Limited (Spar), a Canadian corporation, and 100% of the stock of Spar Aerospace
(UK) Limited, incorporated under the laws of England and Wales (the Spar Acquisition), pursuant to a purchase agreement (the Agreement) dated as of September 19, 1997 between DRS and Spar. The Company paid approximately $35.4 million in cash for the Spar Acquisition (which included $6.9 million for cash acquired in connection with the transaction), subject to a certain working capital adjustment as provided for in the Agreement. The amount of such working capital adjustment, if any, remains the subject of dispute between DRS and Spar. Although the Company cannot, at this time, predict the outcome of such dispute, management does not expect that its resolution will have a material impact on the Company's consolidated financial position or results of operations. The excess of cost over the estimated fair value of identifiable net assets acquired was approximately $20.0 million and is being amortized on a straight-line basis over thirty years. DRS incurred professional fees and other costs related to the Spar Acquisition of approximately $1.5 million, which were capitalized as part of the total purchase price. Headquartered in Carleton Place, Ontario, Canada, and operating as DRS Flight Safety and Communications, the company is an international provider of aviation and defense systems. It designs, manufactures and markets sophisticated flight safety systems, naval communications systems and other advanced electronics for government and commercial customers around the world. It also provides custom manufacturing services for complex electronic assemblies and systems.

      On March 10, 1998, a subsidiary of the Company acquired Hadland Photonics Ltd. and subsidiaries for approximately $6.5 million in cash. Headquartered in Tring, Hertfordshire, the United Kingdom, and operating as DRS Hadland, the company is a leader in the ultra high-speed image capture and analysis market. It designs, manufactures and markets ultra high-speed digital imaging cameras and integrates avionics systems, including airborne video recording and ground replay systems, for government and commercial customers worldwide. The excess of cost over the estimated fair value of identifiable net assets acquired was approximately $4.0 million and is being amortized on a straight-line basis over thirty years.

      The aforementioned acquisitions have been accounted for using the purchase method of accounting. Accordingly, the results of operations of the acquired businesses were included in the Company's reported operating results from their respective effective dates of acquisition. Except for the Spar Acquisition, the EOS Acquisition and the NAI Merger, the financial position and results of operations of these

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

DRS TECHNOLOGIES INC. AND SUBSIDIARIES

businesses were not significant to those of the Company as of their respective effective dates of acquisition.

      DRS selectively targets acquisition candidates that complement or expand the Company's products, services or technical capabilities. As part of the selection process, the Company assesses the potential for near-term accretion to earnings and typically selects only those businesses that can be accretive within twelve to eighteen months. The Company continues to seek acquisition opportunities consistent with its overall business strategy and is engaged in preliminary discussions regarding other potential acquisitions. There can be no assurance, however, that definitive agreements will be reached or that any further acquisitions will be consummated.

RESTRUCTURING In addition to the closure of the Longmont, Colorado production facility, during the third and fourth quarters of fiscal 2000 the Company announced plans to restructure other operations, which resulted in the Company recording restructuring charges totaling approximately $2.2 million. The Company's restructuring initiatives impacted the EOSG and FSCG operating segments and DRS Corporate. EOSG recorded a restructuring charge of approximately $831,000 primarily for costs relating to consolidating two operating facilities into one in Oakland, New Jersey. As of March 31, 2000, FSCG recorded restructuring charges of approximately $669,000 and $143,000 at its DRS Hadland Ltd. ("DRS Hadland") and DRS Precision Echo, Inc. ("DRS Precision Echo") operating units, respectively, for severance and other employee related costs. The DRS Hadland restructuring charge was recorded in connection with the transition of the day-to-day management of DRS Hadland's operations from EOSG to FSCG in the second half of fiscal 2000. In addition, DRS Corporate recorded a restructuring charge of approximately $560,000 also for severance and other employee related costs. Severance and other employee costs were recorded in connection with the termination of 13 employees. As of March 31, 2000, all terminations had occurred. A portion of the termination benefits will be paid in accordance with contractual terms over the next two years.

      The following table reconciles the restructuring charge to the related liability account balance as of March 31, 2000:

                                                                    FISCAL 2000           UTILIZED       LIABILITY AT
(in thousands)                                                           CHARGE        FISCAL 2000     MARCH 31, 2000
                                                                    -------------------------------------------------
ASSET WRITE OFFS ...........................................             $  503             $  503             $   --
ESTIMATED LEASE COMMITMENTS AND RELATED FACILITY COSTS .....                328                 --                328
SEVERANCE/EMPLOYEE COSTS ...................................              1,372                682                690
                                                                    -------------------------------------------------
TOTAL ......................................................             $2,203             $1,185             $1,018
                                                                    -------------------------------------------------

      The Company believes that the overall reduction in direct and indirect operating expenses resulting from these management actions will have a positive effect on the Company's future operating results beginning in the first quarter of fiscal 2001.

RESULTS OF OPERATIONS The Company's operating cycle is long-term and involves various types of production contracts and varying production delivery schedules. Accordingly, operating results of a particular year, or year- to-year comparisons of recorded revenues and earnings, may not be indicative of future operating results. The following comparative analysis should be viewed in this context.

COMPARISON OF FISCAL 2000 WITH FISCAL 1999 Revenues and operating income for the year ended March 31, 2000 increased approximately $126.0 million and $11.0 million, respectively, as compared with the prior fiscal year. These increases were primarily attributable to the inclusion of a full year of operations of the Company's fiscal 1999 third quarter EOS Acquisition and the fiscal 1999 fourth quarter NAI Merger. In addition to the impact of the fiscal 1999 acquisitions, fiscal 2000 revenues and operating income were positively impacted by the Company's second quarter acquisition of RSEP (see discussion of operating segments below for additional information). Fiscal 2000 consolidated operating income also was impacted by the approximately $2.2 million charge recorded in connection with restructuring certain operations (see Restructuring).

      Interest and related expenses for the year ended March 31, 2000 were approximately $12.6 million, as compared with $9.4 million for the year ended March 31, 1999. This $3.2 million increase was primarily due to higher average borrowings outstanding in fiscal 2000 related to the fiscal 1999 EOS Acquisition, and also to the impact of the fiscal 2000 second quarter acquisition of RSEP. Interest also increased as a result of higher average working capital borrowings in fiscal 2000, as compared with fiscal 1999.

      The Company's effective tax rate was 40% and 33% in the fiscal years ended March 31, 2000 and 1999, respectively. The effective rate for fiscal 2000 reflected the continued growth in domestic earnings, which were taxed at higher overall rates in comparison to the Company's foreign tax jurisdictions. The effective rate also increased, due to the effect of non-deductible goodwill associated with the NAI Merger in February 1999 and the acquisition of RSEP in July 1999.

The Company's effective tax rate may increase in fiscal 2001 as certain domestic and foreign tax benefits are not expected to be recurring. However, the Company is currently in the process of evaluating certain tax planning strategies which, if implemented, could significantly limit such an increase and potentially reduce the effective tax rate.

      Minority interest was approximately $1.3 million and $1.0 million in fiscal 2000 and 1999, respectively. The increase was due to higher operating income generated by ESG's DRS Laurel Technologies unit, in which the Company has an 80% interest.

      In fiscal 2000, the Company recorded a $1.3 million loss, net of tax, from discontinued operations and a $2.1 million loss, net of tax, on the disposal of discontinued operations relating to the pending sale of the Company's magnetic tape head business.

COMPARISON OF FISCAL 1999 WITH FISCAL 1998 Revenues and operating income for the year ended March 31, 1999 increased approximately $85.1 million and $0.9 million, respectively, as compared with the prior fiscal year. These increases were primarily attributable to the inclusion of approximately five months of the operating results of the Company's fiscal 1999 third quarter EOS Acquisition, approximately two months of the operating results of the Company's fiscal 1999 fourth quarter NAI Merger and a full year of the operations of the Company's fiscal 1998 acquisitions (see discussion of operating segments below for additional information).

      Interest and other income, net, was $0.9 million for the fiscal year ended March 31, 1999, as compared with $1.3 in the prior fiscal year. Interest and other income, net, in fiscal 1998 included approximately $0.3 million from the sale of the net assets of DRS Medical Systems in September 1997.

      Minority interest was approximately $1.0 million in both fiscal 1999 and 1998. Minority interest represents 20% of the net income generated by ESG's DRS Laurel Technologies unit, in which the Company has an 80% interest.

      Interest and related expenses were approximately $9.4 million and $5.1 million for the fiscal years ended March 31, 1999 and 1998, respectively. The increase was primarily attributable to debt associated with the EOS Acquisition and the Spar Acquisition in October 1998 and 1997, respectively. The increase in interest expense was also due, in part, to higher average working capital borrowings in fiscal 1999.

      The Company's effective tax rate was 33% and 32% in the fiscal years ended March 31, 1999 and 1998, respectively. The lower effective tax rate for fiscal 1998 included the effect of a one-time benefit associated with the utilization of a U.S. Federal capital loss carryforward. The effective tax rate in fiscal 1999 reflected the effect of U.S. tax return benefits that were not recognized previously for financial statement purposes. The fiscal 1999 effective rate also reflected the effect of lower average foreign statutory tax rates, as domestic earnings were proportionately less than fiscal 1998.

      DRS recorded an extraordinary charge of approximately $2.3 million, net of tax, in the fiscal quarter ended December 31, 1998 in connection with a modification of the Company's credit facility.

OPERATING SEGMENTS

The following tables set forth, by operating segment, revenues, operating income, operating margin and the percentage increase or decrease of those items as compared with the prior period:

o ESG                                                                                 PERCENT CHANGES
                                                                                    --------------------
                                                                                      2000 vs.  1999 vs.
Years Ended March 31,                               2000        1999        1998      1999      1998
                                              ----------------------------------------------------------
REVENUES ....................................   $187,794    $123,558    $ 95,054      52.0%     30.0%
OPERATING INCOME BEFORE AMORTIZATION
     OF GOODWILL AND RELATED INTANGIBLES ....   $ 16,370    $  9,497    $  9,481      72.4%      0.2%
OPERATING INCOME ............................   $ 14,593    $  9,292    $  9,454      57.0%     (1.7%)
OPERATING MARGIN ............................        7.8%        7.5%        9.9%      4.0%    (24.2%)
                                              ----------------------------------------------------------

o EOSG                                                                                PERCENT CHANGES
                                                                                    --------------------
                                                                                      2000 vs.  1999 vs.
Years Ended March 31,                               2000        1999        1998      1999      1998
                                              ----------------------------------------------------------
REVENUES ....................................   $141,108    $ 69,972    $ 30,320     101.7%    130.8%
OPERATING INCOME BEFORE AMORTIZATION
     OF GOODWILL AND RELATED INTANGIBLES ....   $ 14,804    $  5,077    $    937     191.6%    441.8%
OPERATING INCOME ............................   $ 11,404    $  3,581    $    801     218.5%    347.1%
OPERATING MARGIN ............................        8.1%        5.1%        2.6%     58.8%     96.1%
                                              ----------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

DRS TECHNOLOGIES INC. AND SUBSIDIARIES

o FSCG                                                                                   PERCENT CHANGES
                                                                                      ---------------------
                                                                                       2000 vs.    1999 vs.
Years Ended March 31,                                 2000       1999       1998       1999        1998
                                                   --------------------------------------------------------
REVENUES .......................................   $54,209    $60,438    $38,463      (10.3%)      57.1%
OPERATING INCOME BEFORE AMORTIZATION
     OF GOODWILL AND RELATED INTANGIBLES .......   $ 3,799    $ 5,672    $ 2,621      (33.0%)     116.4%
OPERATING INCOME ...............................   $ 2,762    $ 4,684    $ 2,124      (41.0%)     120.5%
OPERATING MARGIN ...............................       5.1%       7.8%       5.5%     (34.6%)      41.8%
                                                   --------------------------------------------------------

o OTHER                                                                                         PERCENT CHANGES
                                                                                             ---------------------
                                                                                             2000 vs.     1999 vs.
Years Ended March 31,                                  2000         1999         1998        1999         1998
                                                   ---------------------------------------------------------------
REVENUES .......................................   $  8,356     $ 11,881     $ 16,913       (29.7%)      (29.8%)
OPERATING (LOSS) INCOME BEFORE AMORTIZATION
     OF GOODWILL AND RELATED INTANGIBLES .......   $ (2,391)    $ (2,022)    $  2,302        18.2%      (187.8%)
OPERATING (LOSS) INCOME ........................   $ (2,581)    $ (2,256)    $  2,040        14.4%      (210.6%)
OPERATING MARGIN ...............................      (30.9%)      (19.0%)       12.1%       62.6%      (257.0%)
                                                   ---------------------------------------------------------------

COMPARISON OF FISCAL 2000 WITH FISCAL 1999 ESG: ESG's increase in revenues and operating income for the year ended March 31, 2000, as compared with the prior year, was due primarily to the inclusion of the full-year operating results of the Company's fiscal 1999 fourth quarter NAI Merger. Revenues and operating income for the year ended March 31, 2000 attributable to the NAI Merger increased by $51.8 million and $3.8 million, respectively, as compared with the prior-year period. Following its acquisition in July 1999, RSEP contributed approximately $7.4 million and $1.4 million in additional revenues and operating income, respectively, for the year ended March 31, 2000. The overall increase in ESG's revenues and operating income were also attributable to continued growth of the Company's military display workstation programs, primarily the AN/UYQ-70 Advanced Display System (Q-70).

      EOSG: EOSG's increase in revenues and operating income for the year ended March 31, 2000 was primarily attributable to the October 1998 EOS Acquisition. This acquisition contributed approximately $117.5 million in revenues and $13.9 million of operating income for the year ended March 31, 2000. Operating income for the year ended March 31, 2000 included a $2.9 million cumulative profit adjustment relating to a certain long-term production program. Estimates to complete this program were revised in the third quarter to reflect the benefit of management's efforts to reduce overall production costs, primarily by identifying and procuring certain materials and subassemblies from alternate suppliers. Shipments under the current production contract commenced early in the third quarter of fiscal 2000, and the benefits of management's cost reduction initiatives began to be realized at that time. Revenues and operating income for the year ended March 31, 2000 attributable to the EOS Acquisition increased by $70.2 million and $10.4 million, respectively, as compared with the corresponding prior period. Exclusive of the contributions of the EOS Business, EOSG's operating income decreased by $2.5 million for the year ended March 31, 2000. The decrease in operating income was primarily attributable to the following factors: restructuring charges totaling $0.8 million (See Restructuring), $0.8 million for anticipated costs to be incurred in connection with certain product warranty issues associated with a specific product line and a charge of approximately $0.5 million relating to additional development costs associated with one of the Group's commercial product lines.

      FSCG: FSCG's revenues and operating income for the year ended March 31, 2000 decreased by approximately $6.2 million and $1.9 million, respectively. The decrease in revenues was primarily due to a decrease in shipments of airborne video tape recording systems, and the fact that fiscal 1999 revenues included approximately $1.7 million relating to an equitable adjustment claim settlement between the Company and the U.S. Navy. The decrease in revenues was partially offset by increased revenues from contract manufacturing and surface ship systems. The decrease in operating income and operating margin was primarily due to the decrease in revenues, a change in product mix and restructuring charges of approximately $0.8 million recorded by the Group (see Restructuring). In addition, during fiscal 2000, FSCG management provided $1.6 million for estimated excess inventory and obsolescence relating to certain products.

      Other: DRS Ahead's revenues for the year ended March 31, 2000 decreased by $3.5 million, resulting from the continuing effects of the sluggish global computer disk drive marketplace. Operating losses of DRS Ahead for the year ended March 31, 2000 were approximately $0.7 million less than those posted in the prior year. The improvement resulted from the cumulative effect of DRS Ahead's ongoing cost reduction initiatives. The loss at DRS Corporate increased $1.0 million, primarily relating to $0.6 million of restructuring charges and increased general and administrative expenses.

COMPARISON OF FISCAL 1999 WITH FISCAL 1998 ESG: ESG's revenue growth was attributable primarily to increased shipments of the Group's military display workstations and coastal surveillance systems. Fiscal 1999 revenues included approximately $7.0 million from the NAI Merger in February 1999. The decrease in ESG's operating income and operating margin resulted primarily from a shift in revenue mix in fiscal 1999 to a higher percentage of revenues from the AN/UYQ-70 Advanced Display System tactical workstation (Q-70) program with the U.S. Navy. Margins are generally lower on the Q-70 program compared with certain other product lines, due to its significant commercial off-the-shelf (COTS) component content.

      EOSG: The increase in revenues at EOSG was primarily attributable to the acquisition of the EOS Business in October 1998. This increase was partially offset by the continued delay in shipping boresight systems, resulting from the complaint filed against an employee of DRS Photronics, Inc. To date, no claim has been made or threatened against the Company or DRS Photronics. Operating results for the fiscal year ended March 31, 1998 reflect the effect of a second quarter charge of $0.5 million, associated with the relocation of the Group's boresight operations from Hauppauge, New York to Oakland, New Jersey. The increases in operating income and margins in fiscal 1999 were primarily due to the acquisitions mentioned above.

      FSCG: FSCG's revenue growth was attributable to shipments of the Group's flight safety and communications products, revenues from contract manufacturing services, generated by the business acquired from Spar in the third quarter of fiscal 1998, and the inclusion of a full year of the operations of DRS Hadland, which was acquired in March 1998. In addition, revenues for the fiscal year ended March 31, 1999 included approximately $1.7 million relating to an equitable adjustment claim settlement between the Company and the U.S. Navy. This settlement represented a recovery of a portion of excess costs incurred on a contract, completed in fiscal 1994, to develop and produce a mission data recorder playback support system for use with the Company's AN/AQH-9 and AN/AQH-11 data recorders. The excess costs incurred on this contract were charged to earnings in prior periods. The increase in operating income and operating margin resulted from the increase in revenues, as explained above, partially offset by decreases in the Group's military data recording systems product line margins, resulting from lower revenues and a change in product mix. Operating results were impacted adversely by a charge in the third quarter of fiscal 1999 of approximately $1.0 million for reserves against inventory in excess of contract requirements at the Group's DRS Precision Echo, Inc. unit.

      Other: The decrease in revenues resulted from the continuing effects of the sluggish global computer disk drive marketplace at the Company's DRS Ahead operating unit, as well as the sale of DRS Medical Systems in September 1997. DRS Ahead experienced delays in orders expected from major customers and postponements of existing orders, resulting from these market conditions. The decrease in operating income and operating margin was the result of lower revenues and margins attributable to pricing pressure and less favorable absorption of fixed operating expenses at DRS Ahead, and increased general and administrative expenses at DRS Corporate. In November 1998, DRS Ahead implemented a 25% reduction in its work force in its San Jose, California operation in response to the decrease in sales volume.

FINANCIAL CONDITION AND LIQUIDITY

CASH FLOWS Cash and cash equivalents at March 31, 2000 and 1999 represented approximately 1% and 3%, respectively, of total assets. In fiscal 2000, net cash provided by operating activities decreased by approximately $7.7 million. This decrease was primarily driven by a significant decrease in accounts payable, accrued expenses and other current liabilities and the liquidation of customer advances relating to the Q-70 program. Advances are liquidated against progress billings based on terms negotiated at the time such advances are made. Fiscal 2000 cash flows from operating activities were net of approximately $11.1 million and $5.6 million for interest and income tax payments, respectively. Net cash used in investing activities for fiscal 2000 consisted of capital expenditures and the cost of fiscal 2000 acquisitions (primarily the cost of the RSEP acquisition). Net cash provided by financing activities for fiscal year 2000 was $2.2 million, including net proceeds from acquisition-related and other borrowings of $12.9 million. In addition, approximately $10.8 million was used for repayments of long-term debt which included approximately $0.7 million for the liquidation of the remaining balance of the 12% Convertible Subordinated Promissory Notes assumed in connection with the NAI Merger. Working capital borrowings under the Company's credit facility were $17.0 million and $8.0 million as of March 31, 2000 and 1999, respectively.

WORKING CAPITAL Working capital as of March 31, 2000 was $21.4 million, an increase of $7.9 million, or 58%, from March 31, 1999. The increase was primarily due to a $13.7 million and $6.8 million decrease in accounts payable and accrued expenses and other current liabilities, respectively, offset in part by an $8.6 million increase in short-term bank debt and a $7.5 million decrease in inventories, net of progress payments.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

DRS TECHNOLOGIES INC. AND SUBSIDIARIES

DEBT Total debt outstanding increased by approximately $4.1 million during the fiscal year ended March 31, 2000 to $121.2 million, primarily due to increased short-term working capital borrowings, offset, in part, by a $4.4 million decrease in long-term debt, excluding current installments. The ratio of long-term debt (excluding current installments) to total capitalization improved to 55.5% at March 31, 2000 from 58.2% at March 31, 1999.

CAPITAL RESOURCES On October 20, 1998 and as amended on February 4, 2000, the Company and certain of its subsidiaries entered into a $160 million secured credit facility (Facility) with Mellon Bank, N.A., consisting of two term loans: the first in the principal amount of $30 million dollars (First Term Loan), and the second in the principal amount of $50 million dollars (Second Term Loan); and a revolving line of credit (Line of Credit) for $80 million, subject to a borrowing base calculation. As of March 31, 2000 and 1999, the Company had approximately $43.6 million and $38.4 million, respectively, of unused available credit after satisfaction of its borrowing base requirements. The maturity dates of the First Term Loan and the Second Term Loan are October 20, 2003 and October 20, 2005, respectively, with quarterly principal payments which began on June 30, 1999. The Line of Credit matures on October 20, 2003 and is available for working capital, general corporate purposes and acquisitions. The Facility is secured by substantially all of the assets of the Company. Borrowings can be made in United States dollars at rates based on LIBOR (London Interbank Offering
Rate) or United States Prime or in Canadian dollars at rates based on LIBOR, Canadian Prime or the Canadian Bankers Acceptance Rate. The Facility contains certain covenants and restrictions, including maintenance of a minimum level of consolidated net worth, a restriction on the payment of dividends on the capital stock of the Company, a limitation on the issuance of additional debt and certain other restrictions. As of March 31, 2000, the Company was in compliance with all covenants.

      The Facility amended, restated and replaced the Company's previously existing $60 million secured credit facility consisting of a $20 million term loan and a $40 million revolving line of credit. For accounting purposes, the modification of the Facility was accounted for as an extinguishment of debt pursuant to the guidance of the Emerging Issues Task Force of the Financial Accounting Standards Board (Issue No. 96-19). Accordingly, the unamortized balance of deferred financing costs relating to the previous credit facility, plus fees paid in connection with the modification, were recorded as an extraordinary charge of $2.3 million, net of tax, in the third quarter of fiscal 1999.

      The Company actively seeks to finance its business in a manner that preserves financial flexibility, while minimizing borrowing costs to the extent practicable. Management continually reviews the changing financial, market and economic conditions to manage the types, amounts and maturities of the Corporation's indebtedness.

      Cash and cash equivalents, internally generated cash flow from operations and other available financing resources are expected to be sufficient to meet anticipated operating, capital expenditure and debt service requirements during the next twelve months and the foreseeable future. Consistent with the Company's desire to generate cash to invest in its core businesses and reduce debt, management anticipates that, subject to prevailing financial, market and economic conditions, the Company may divest certain non-core businesses.

BACKLOG Backlog at March 31, 2000 was approximately $388.1 million, as compared with $362.7 million at March 31, 1999. The Company booked $406.0 million in new orders in fiscal 2000. The increase in backlog was due to the net effect of bookings, partially offset by revenues.

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

      Of the $406.0 million in new contract awards booked in fiscal 2000, ESG secured $189.9 million in new contracts, including significant awards of approximately $96.4 million for additional production and engineering for AN/UYQ-70 Advanced Display Systems used in U.S. Navy Aegis ships, aircraft and submarines; $27.2 million in engineering and production contracts for CHS-2 rugged, portable computers for the U.S. Army; $8.4 million for Sun(R) SPARC(TM)-based computers and peripherals for government applications; $6.1 million for Navy combat system emulators; and $3.5 million for AN/SPS-67 ship Radar Systems. DRS Ahead booked $6.5 million in new business in fiscal 2000. EOSG booked awards of $147.5 million in fiscal 2000, including awards totaling $43.0 million from the U.S. Army to provide Horizontal Technology Integration Second Generation Forward Looking Infrared (HTI SGF) Thermal Imaging Systems for the sighting systems of the Abrams M1A2 System Enhancement Package (SEP) and Bradley M2A3 Fighting Vehicles, $22.0 million for fire control acquisition systems, $19.8 million for Improved Bradley Acquisition Subsystems (IBAS) for the new Bradley M2A3 Fighting Vehicles, and $16.8 million to provide Standard Advanced Dewar Assemblies

Type II (SADA II) for the tracking and imaging systems on a variety of platforms, including the M2A3 Bradley and the M1A2 Abrams ground vehicles. Other significant EOSG awards for the year included $18.8 million to produce upper optics modules for optical laser surgery equipment and $7.5 million for high-speed digital imaging systems. FSCG received a total of $62.1 million in fiscal 2000, including approximately $15.7 million for advanced manufacturing services, $11.8 million for shipboard communications systems, $10.8 million for flight incident recorders and locator beacons and $1.5 million for 8mm military data recorders for use on F/A-18, A-10 and other fixed-wing aircraft.

INTERNAL RESEARCH AND DEVELOPMENT In addition to customer-sponsored research and development, the Company also engages in internal research and development (IR&D). IR&D expenditures reflect the Company's continued investment in new technology and diversification of its products. Expenditures for IR&D in fiscal 2000, 1999 and 1998 were $9.9 million, $5.2 million and $4.0 million, respectively.

INDUSTRY/BUSINESS CONSIDERATIONS The Company primarily is engaged in the design and manufacture of high-technology systems and products used for the processing, display and storage of electronic data. Although DRS has diversified into commercial products and markets, a significant portion of the Company's revenues continues to be derived directly or indirectly from defense industry contracts with the U.S. Government. In recent years, the Federal defense budget has been reduced dramatically in inflation-adjusted terms. However, the overall level of spending for defense electronics has increased, given the nature of modern warfare and its increasing reliance on sophisticated weaponry and support systems. In addition, the U.S. Government has determined that it is often more cost effective to retrofit and upgrade existing weapons platforms than to replace them. These factors have affected the nature and extent of defense procurement and have precipitated a consolidation of the defense industry and a focus principally on cost competitiveness and efficiency of operations. DRS has participated successfully in this industry consolidation through strategic business acquisitions and by streamlining its existing operations. The Company also has focused on supporting and improving existing products and programs, as well as identifying opportunities to develop and manufacture new products.

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

      The Company is subject to other inherent risks associated with defense contracting, including changes in government policies and dependence on Congressional support, primarily for appropriations and allocation of funds to products and programs supported by the Company. In recent years, the Company's products and programs have been well supported. However, uncertainty exists with respect to the size and scope of future defense budgets and their possible impact on existing or future products and programs. Further, the Company's existing defense contracts are subject to termination, either at the convenience of the customer or as a result of cancellation of funding. The Company's contracts and operations also are subject to governmental oversight, particularly with respect to business practices, contract performance and cost accounting practices. Governmental investigations may lead to claims against the Company, the outcome of which cannot be predicted. As described in Note 12 of Notes to the Consolidated Financial Statements, in April and May 1998, subpoenas were issued to the Company by the United States Attorney for the Eastern District of New York seeking documents related to a governmental investigation of certain equipment manufactured by DRS Photronics. Although additional subpoenas were issued to the Company on August 12, 1999 and May 10, 2000, to date, no claim has been made against the Company or DRS Photronics. During the Government's investigation, DRS Photronics was unable to ship certain equipment related to the case, resulting in delays in the Company's recognition of revenues. On October 29, 1999, DRS Photronics received authorization to ship its first boresight system since the start of the investigation. At this time, however, the Company is unable to quantify the effect of the delayed shipments on its future operations or financial position, or to predict when regular shipments ultimately will resume, although the delays are expected to continue to impact the Company's fiscal year 2001 results.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

DRS TECHNOLOGIES INC. AND SUBSIDIARIES

      The additions of international businesses involve additional risks for the Company, such as exposure to currency fluctuations, future investment obligations and changes in foreign economic and political environments. In addition, international transactions frequently involve increased financial and legal risks arising from stringent contractual terms and conditions, and widely differing legal systems, customs and practices in foreign countries. The Company expects that international sales as a percentage of the overall sales of the Company will continue to increase in future years as a result of, among other factors, the Company's growth strategy and continuing changes in the United States defense industry.

      DRS has continued to grow despite these circumstances and conditions. However, future growth will be dependent on the Company's ability to adapt to these and other changing market and industry conditions.

MARKET RISK In the normal course of business, the Company is exposed to market risks relating to fluctuations in interest rates and foreign currency exchange risk. The Company does not enter into derivatives or other financial instruments for trading or speculative purposes.

INTEREST RATE RISK As the Company seeks debt financing to maintain its ongoing operations and sustain its growth, it is exposed to interest rate risk. Borrowings under the Company's $160 million secured credit facility with Mellon Bank, N.A. are sensitive to changes in interest rates, as such borrowings bear interest at variable rates. In January 1998 and January 1999, the Company entered into interest rate collar agreements to limit the impact of interest rate fluctuations on cash flow and interest expense. A summary of the interest rate collar agreements in place as of March 31, 2000 and 1999 follows:

(dollars in thousands)
                                                           NOTIONAL AMOUNT
                                    EXPIRATION    --------------------------------     VARIABLE RATE    CEILING      FLOOR
Effective Date                            DATE    MARCH 31, 2000    MARCH 31, 1999              BASE       RATE       RATE
                              --------------------------------------------------------------------------------------------
APRIL 8, 1998 .............    JANUARY 8, 2001           $ 6,200           $ 6,200           CAD-BA*      6.35%      4.84%
APRIL 26, 1999 ............   JANUARY 26, 2002           $20,000           $20,000           LIBOR**      5.75%      4.80%
APRIL 26, 1999 ............   JANUARY 26, 2000           $    --           $20,000           LIBOR**      5.75%      4.77%
                              --------------------------------------------------------------------------------------------

 *Canadian Bankers Acceptance Rate
**London Interbank Offered Rate

      The weighted average interest rate on the Company's LIBOR and Canadian Bankers Acceptance Rate-based borrowings outstanding during fiscal 2000 were 5.71% and 4.94%, respectively.

FOREIGN CURRENCY EXCHANGE RISK DRS operates and conducts business in foreign countries and, as a result, is exposed to movements in foreign currency exchange rates. More specifically, the Company's net equity is impacted by the conversion of the net assets of foreign subsidiaries for which the functional currency is not the U.S. Dollar for U.S. reporting purposes. The Company's exposure to foreign currency exchange risk related to its foreign operations is not material to the Company's results of operations, cash flows or financial position. The Company, at present, does not hedge this risk but continues to evaluate such foreign currency translation risk exposure.

      The Company has experienced the effects of inflation through increased costs of labor, services and raw materials. Although a majority of the Company's revenues are derived from long-term contracts, the selling prices of such contracts generally reflect estimated costs to be incurred in the applicable future periods.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 provides authoritative guidance on accounting and financial reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The Statement requires the recognition of all derivatives as either assets or liabilities in the consolidated balance sheet and periodic measurement of those instruments at fair value. The classification of gains and losses resulting from changes in the fair values of derivatives is dependent on the intended use of the derivative and its resulting designation. Upon adoption of this standard, existing hedging relationships, if any, must be designated anew and documented pursuant to the provisions of the Statement. Based on the Company's fiscal calendar and the current requirements of SFAS 133, this standard must be adopted no later than April 1, 2001. Adoption of SFAS 133 is not expected to have a material impact on the Company's financial position or results of operations.

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

DRS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except share data)
March 31,                                                                              2000        1999
                                                                                   --------------------
ASSETS
CURRENT ASSETS
CASH AND CASH EQUIVALENTS ......................................................   $  3,778    $ 10,031
ACCOUNTS RECEIVABLE, NET (NOTE 5) ..............................................     80,894      74,673
INVENTORIES, NET OF PROGRESS PAYMENTS (NOTE 6) .................................     62,326      69,868
PREPAID EXPENSES, DEFERRED INCOME TAXES AND OTHER CURRENT ASSETS (NOTE 10) .....      6,326       4,029
NET CURRENT ASSETS OF DISCONTINUED OPERATIONS (NOTE 2) .........................      5,309       4,123
                                                                                   --------------------
TOTAL CURRENT ASSETS ...........................................................    158,633     162,724
                                                                                   --------------------
PROPERTY, PLANT AND EQUIPMENT, AT COST (NOTE 7) ................................     57,039      69,701
LESS ACCUMULATED DEPRECIATION AND AMORTIZATION .................................     28,033      37,577
                                                                                   --------------------
NET PROPERTY, PLANT AND EQUIPMENT ..............................................     29,006      32,124
                                                                                   --------------------
GOODWILL AND RELATED INTANGIBLE ASSETS, LESS ACCUMULATED AMORTIZATION OF
   $14,821 AND $8,384 AT MARCH 31, 2000 AND 1999, RESPECTIVELY .................    125,321     120,595
DEFERRED INCOME TAXES AND OTHER NONCURRENT ASSETS (NOTE 10) ....................      7,138      10,379
NET NONCURRENT ASSETS OF DISCONTINUED OPERATIONS (NOTE 2) ......................         --       3,817
                                                                                   --------------------
TOTAL ASSETS ...................................................................   $320,098    $329,639
                                                                                   --------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
CURRENT INSTALLMENTS OF LONG-TERM DEBT (NOTES 4 AND 9) .........................   $  5,699    $  5,844
SHORT-TERM BANK DEBT (NOTE 9) ..................................................     17,781       9,169
ACCOUNTS PAYABLE ...............................................................     28,295      41,971
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES (NOTE 8) ........................     85,474      92,249
                                                                                   --------------------
TOTAL CURRENT LIABILITIES ......................................................    137,249     149,233
                                                                                   --------------------
LONG-TERM DEBT, EXCLUDING CURRENT INSTALLMENTS (NOTES 4 AND 9) .................     97,695     102,091
OTHER LIABILITIES (NOTES 11 AND 12) ............................................      6,970       4,873
                                                                                   --------------------
TOTAL LIABILITIES ..............................................................    241,914     256,197
                                                                                   --------------------
STOCKHOLDERS' EQUITY (NOTES 9 AND 11)
PREFERRED STOCK, NO PAR VALUE. AUTHORIZED 2,000,000 SHARES;-
   NONE ISSUED AT MARCH 31, 2000 AND 1999 ......................................         --          --
COMMON STOCK, $.01 PAR VALUE PER SHARE. AUTHORIZED
   20,000,000 SHARES; ISSUED 9,717,020 AND 9,615,933 SHARES
   AT MARCH 31, 2000 AND 1999, RESPECTIVELY ....................................         97          96
ADDITIONAL PAID-IN CAPITAL .....................................................     48,584      48,038
RETAINED EARNINGS ..............................................................     32,047      27,737
ACCUMULATED OTHER COMPREHENSIVE LOSSES .........................................        (86)       (139)
TREASURY STOCK, AT COST: 440,939 AND 385,164 SHARES OF
   COMMON STOCK AT MARCH 31, 2000 AND 1999, RESPECTIVELY .......................     (1,988)     (1,493)
UNAMORTIZED RESTRICTED STOCK COMPENSATION ......................................       (470)       (797)
                                                                                   --------------------
TOTAL STOCKHOLDERS' EQUITY .....................................................     78,184      73,442
                                                                                   --------------------
COMMITMENTS AND CONTINGENCIES (NOTES 4 AND 12)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .....................................   $320,098    $329,639
                                                                                   --------------------

See accompanying Notes to Consolidated Financial Statements.

DRS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Earnings

(in thousands, except per-share data)
Years Ended March 31,                                                        2000        1999        1998
                                                                         --------------------------------
REVENUES .............................................................   $391,467    $265,849    $180,750
COSTS AND EXPENSES (NOTE 6) ..........................................    363,086     250,548     166,331
RESTRUCTURING CHARGES (NOTE 3) .......................................      2,203          --          --
                                                                         --------------------------------
OPERATING INCOME .....................................................     26,178      15,301      14,419
INTEREST AND OTHER INCOME, NET .......................................       (572)       (857)     (1,342)
INTEREST AND RELATED EXPENSES ........................................     12,600       9,357       5,098
                                                                         --------------------------------
EARNINGS FROM CONTINUING OPERATIONS BEFORE EXTRAORDINARY ITEM,
   MINORITY INTERESTS AND INCOME TAXES ...............................     14,150       6,801      10,663
MINORITY INTERESTS ...................................................      1,318       1,021         957
                                                                         --------------------------------
EARNINGS FROM CONTINUING OPERATIONS BEFORE EXTRAORDINARY ITEM
   AND INCOME TAXES ..................................................     12,832       5,780       9,706
INCOME TAXES (NOTE 10) ...............................................      5,171       1,915       3,072
                                                                         --------------------------------
EARNINGS FROM CONTINUING OPERATIONS BEFORE EXTRAORDINARY ITEM ........      7,661       3,865       6,634
LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX (NOTE 2) ...............     (1,255)       (879)       (262)
LOSS ON DISPOSAL OF DISCONTINUED OPERATIONS, NET OF TAX (NOTE 2) .....     (2,096)         --          --
EXTRAORDINARY ITEM, NET OF TAX (NOTE 9) ..............................         --      (2,306)         --
                                                                         --------------------------------
NET EARNINGS .........................................................   $  4,310    $    680    $  6,372
                                                                         --------------------------------
NET EARNINGS PER SHARE OF COMMON STOCK (NOTE 1)
BASIC EARNINGS PER SHARE:
   EARNINGS FROM CONTINUING OPERATIONS BEFORE EXTRAORDINARY ITEM .....   $   0.83    $   0.58    $   1.18
   LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX .....................      (0.14)      (0.13)      (0.05)
   LOSS ON DISPOSAL OF DISCONTINUED OPERATIONS, NET OF TAX ...........      (0.23)         --          --
   EXTRAORDINARY ITEM, NET OF TAX ....................................         --       (0.35)         --
   NET EARNINGS ......................................................   $   0.47    $   0.10    $   1.13
DILUTED EARNINGS PER SHARE:
   EARNINGS FROM CONTINUING OPERATIONS BEFORE EXTRAORDINARY ITEM .....   $   0.76    $   0.57    $   0.96
   LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX .....................      (0.11)      (0.13)      (0.03)
   LOSS ON DISPOSAL OF DISCONTINUED OPERATIONS, NET OF TAX ...........      (0.18)         --          --
   EXTRAORDINARY ITEM, NET OF TAX ....................................         --       (0.34)         --
   NET EARNINGS ......................................................   $   0.47    $   0.10    $   0.93
                                                                         --------------------------------

See accompanying Notes to Consolidated Financial Statements.

DRS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity and Comprehensive Earnings

                                                                                             ACCUMULATED
                                                                    ADDITIONAL                     OTHER
(in thousands, except share data)                COMMON STOCK          PAID-IN  RETAINED   COMPREHENSIVE
Years Ended March 31, 2000, 1999 and 1998       SHARES    AMOUNT       CAPITAL  EARNINGS          LOSSES
                                             -----------------------------------------------------------
BALANCES AT MARCH 31, 1997 ...............   6,007,786       $60       $14,208   $20,685           $  --
COMPREHENSIVE EARNINGS
   NET EARNINGS ..........................          --        --            --     6,372              --
   FOREIGN CURRENCY TRANSLATION
     ADJUSTMENT ..........................          --        --            --        --            (135)
                                             -----------------------------------------------------------

TOTAL COMPREHENSIVE EARNINGS .............          --        --            --     6,372            (135)
                                             -----------------------------------------------------------

STOCK OPTIONS EXERCISED ..................      23,480        --           145        --              --
COMPENSATION RELATING TO STOCK OPTIONS
   AND OTHER STOCK AWARDS, NET ...........          --        --           199        --              --
RESTRICTED STOCK BONUS AWARDS ............          --        --           139        --              --
CONVERSION OF 9% DEBENTURES (NOTE 9) .....     564,971         6         4,708        --              --
                                             -----------------------------------------------------------

BALANCES AT MARCH 31, 1998 ...............   6,596,237        66        19,399    27,057            (135)
                                             -----------------------------------------------------------

COMPREHENSIVE EARNINGS
   NET EARNINGS ..........................          --        --            --       680              --
   FOREIGN CURRENCY TRANSLATION
     ADJUSTMENT ..........................          --        --            --        --              (4)
                                             -----------------------------------------------------------

TOTAL COMPREHENSIVE EARNINGS .............          --        --            --       680              (4)
                                             -----------------------------------------------------------

STOCK OPTIONS EXERCISED ..................      63,600         1           143        --              --
COMPENSATION RELATING TO STOCK OPTIONS
   AND OTHER STOCK AWARDS, NET ...........          --        --           427        --              --
RESTRICTED STOCK BONUS AWARDS ............          --        --           173        --              --
CONVERSION OF 9% DEBENTURES (NOTE 9) .....      97,830         1           855        --              --
EQUITY ISSUED IN CONNECTION
   WITH THE NAI MERGER (NOTES 4 AND 11) ..   2,858,266        28        27,041        --              --
                                             -----------------------------------------------------------

BALANCES AT MARCH 31, 1999 ...............   9,615,933        96        48,038    27,737            (139)
                                             -----------------------------------------------------------

COMPREHENSIVE EARNINGS
   NET EARNINGS ..........................          --        --            --     4,310              --
   FOREIGN CURRENCY TRANSLATION
     ADJUSTMENT ..........................          --        --            --        --              53
                                             -----------------------------------------------------------

TOTAL COMPREHENSIVE EARNINGS .............          --        --            --     4,310              53
                                             -----------------------------------------------------------

STOCK OPTIONS EXERCISED ..................     101,087         1           502        --              --
COMPENSATION RELATING TO STOCK OPTIONS
   AND OTHER STOCK AWARDS, NET ...........          --        --            44        --              --
                                             -----------------------------------------------------------

BALANCES AT MARCH 31, 2000 ...............   9,717,020       $97       $48,584   $32,047           $ (86)
                                             -----------------------------------------------------------
                                                                     UNAMORTIZED
                                               TREASURY STOCK         RESTRICTED           TOTAL
(in thousands, except share data)                 (NOTE 11)                STOCK   STOCKHOLDERS'
Years Ended March 31, 2000, 1999 and 1998     SHARES     AMOUNT     COMPENSATION          EQUITY
                                             ---------------------------------------------------
BALANCES AT MARCH 31, 1997 ...............   420,893    $(1,622)           $(344)       $ 32,987
COMPREHENSIVE EARNINGS
   NET EARNINGS ..........................        --         --               --           6,372
   FOREIGN CURRENCY TRANSLATION
     ADJUSTMENT ..........................        --         --               --            (135)
                                             ---------------------------------------------------

TOTAL COMPREHENSIVE EARNINGS .............        --         --               --           6,237
                                             ---------------------------------------------------

STOCK OPTIONS EXERCISED ..................       224         (2)              --             143
COMPENSATION RELATING TO STOCK OPTIONS
   AND OTHER STOCK AWARDS, NET ...........        --         --             (101)             98
RESTRICTED STOCK BONUS AWARDS ............   (18,656)        63              (46)            156
CONVERSION OF 9% DEBENTURES (NOTE 9) .....        --         --               --           4,714
                                             ---------------------------------------------------

BALANCES AT MARCH 31, 1998 ...............   402,461     (1,561)            (491)         44,335
                                             ---------------------------------------------------

COMPREHENSIVE EARNINGS
   NET EARNINGS ..........................        --         --               --             680
   FOREIGN CURRENCY TRANSLATION
     ADJUSTMENT ..........................        --         --               --              (4)
                                             ---------------------------------------------------

TOTAL COMPREHENSIVE EARNINGS .............        --         --               --             676
                                             ---------------------------------------------------

STOCK OPTIONS EXERCISED ..................        --         --               --             144
COMPENSATION RELATING TO STOCK OPTIONS
   AND OTHER STOCK AWARDS, NET ...........        --         --             (314)            113
RESTRICTED STOCK BONUS AWARDS ............   (17,297)        68                8             249
CONVERSION OF 9% DEBENTURES (NOTE 9) .....        --         --               --             856
EQUITY ISSUED IN CONNECTION
   WITH THE NAI MERGER (NOTES 4 AND 11) ..        --         --               --          27,069
                                             ---------------------------------------------------

BALANCES AT MARCH 31, 1999 ...............   385,164     (1,493)            (797)         73,442
                                             ---------------------------------------------------

                                       33



COMPREHENSIVE EARNINGS
   NET EARNINGS ..........................        --         --               --           4,310
   FOREIGN CURRENCY TRANSLATION
     ADJUSTMENT ..........................        --         --               --              53
                                             ---------------------------------------------------

TOTAL COMPREHENSIVE EARNINGS .............        --         --               --           4,363
                                             ---------------------------------------------------

STOCK OPTIONS EXERCISED ..................    55,775       (495)              --               8
COMPENSATION RELATING TO STOCK OPTIONS
   AND OTHER STOCK AWARDS, NET ...........        --         --              327             371
                                             ---------------------------------------------------

BALANCES AT MARCH 31, 2000 ...............   440,939    $(1,988)           $(470)       $ 78,184
                                             ---------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.


                                      33A

DRS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands )
Years Ended March 31,                                                                      2000        1999        1998
                                                                                       --------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
NET EARNINGS .......................................................................   $  4,310    $    680    $  6,372
ADJUSTMENTS TO RECONCILE NET EARNINGS TO CASH FLOWS FROM OPERATING ACTIVITIES:
   LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX ...................................      1,255         879         262
   LOSS ON DISPOSAL OF DISCONTINUED OPERATIONS, NET OF TAX .........................      2,096          --          --
   EXTRAORDINARY ITEM, NET OF TAX ..................................................         --       2,306          --
   DEPRECIATION AND AMORTIZATION ...................................................     17,070      11,601       6,188
   INVENTORY RESERVES AND PROVISION FOR DOUBTFUL ACCOUNTS ..........................      2,906       4,037       1,071
   DEFERRED INCOME TAXES ...........................................................       (550)     (3,364)        (91)
   OTHER, NET ......................................................................      1,382         373        (363)
CHANGES IN ASSETS AND LIABILITIES, NET OF EFFECTS FROM BUSINESS COMBINATIONS:
   INCREASE IN ACCOUNTS RECEIVABLE .................................................     (4,200)    (21,002)    (17,268)
   DECREASE (INCREASE) IN INVENTORIES ..............................................      7,052     (22,750)     (9,754)
   DECREASE (INCREASE) IN PREPAID EXPENSES AND OTHER CURRENT ASSETS ................      1,573        (646)       (291)
   (DECREASE) INCREASE IN ACCOUNTS PAYABLE .........................................    (15,450)     12,202      10,985
   (DECREASE) INCREASE IN ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES ...........     (3,750)     16,168       2,725
   (DECREASE) INCREASE IN CUSTOMER ADVANCES ........................................     (6,518)     14,613         683
   OTHER, NET ......................................................................        841         461        (703)
                                                                                       --------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES OF CONTINUING OPERATIONS .................      8,017      15,558        (184)
NET CASH USED IN OPERATING ACTIVITIES OF DISCONTINUED OPERATIONS ...................       (590)       (477)        (73)
                                                                                       --------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES ................................      7,427      15,081        (257)
                                                                                       --------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
CAPITAL EXPENDITURES ...............................................................     (6,210)     (6,554)     (6,259)
SALES OF CAPITAL ASSETS ............................................................         --         103       2,277
PAYMENTS PURSUANT TO BUSINESS COMBINATIONS, NET OF CASH ACQUIRED ...................     (8,386)    (54,176)    (33,782)
PROCEEDS FROM SALE OF PARTNERSHIP NET ASSETS .......................................         --          --       1,890
OTHER, NET .........................................................................       (230)         --         149
                                                                                       --------------------------------
NET CASH USED IN INVESTING ACTIVITIES OF CONTINUING OPERATIONS .....................    (14,826)    (60,627)    (35,725)
NET CASH USED IN INVESTING ACTIVITIES OF DISCONTINUED OPERATIONS ...................       (130)       (285)       (634)
                                                                                       --------------------------------
NET CASH USED IN INVESTING ACTIVITIES ..............................................    (14,956)    (60,912)    (36,359)
                                                                                       --------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
NET PROCEEDS FROM ACQUISITION-RELATED DEBT .........................................      8,000      47,075      35,578
PAYMENTS ON LONG-TERM DEBT .........................................................    (10,096)     (1,193)     (2,294)
RETIREMENT OF CONVERTIBLE DEBT .....................................................       (690)     (4,992)         --
OTHER BORROWINGS, NET ..............................................................      4,925       5,367       4,706
OTHER, NET .........................................................................        106         191        (168)
                                                                                       --------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES ..........................................      2,245      46,448      37,822
                                                                                       --------------------------------
EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS ..............................       (969)       (280)        (13)
                                                                                       --------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS ...............................     (6,253)        337       1,193
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR .......................................     10,031       9,694       8,501
                                                                                       --------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR .............................................   $  3,778    $ 10,031    $  9,694
                                                                                       --------------------------------

See accompanying Notes to Consolidated Financial Statements

DRS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1

Summary of Significant Accounting Policies - A. Organization DRS Technologies, Inc. and Subsidiaries (hereinafter DRS or the Company) is a supplier of defense electronic systems and has served the defense industry for over thirty years. The Company provides advanced technology products and services to government and commercial customers worldwide, developing and manufacturing a broad range of mission critical products -- from rugged computers and peripherals to systems and components in the areas of communications, combat systems, data storage, digital imaging, electro-optics, flight safety and space. The Company's defense electronics systems and sub systems are sold to all branches of the U.S. military, U.S. government intelligence agencies, major aerospace/defense contractors and international military forces.

B. Basis of Presentation The Consolidated Financial Statements include the accounts of DRS Technologies, Inc., its subsidiaries (all of which are wholly or majority owned) and a joint venture consisting of an 80% controlling partnership interest. All significant intercompany transactions and balances have been eliminated in consolidation. On May 18, 2000, the Company's Board of Directors approved an agreement to sell its magnetic tape head business units in St. Croix, Wisconsin and Razlog, Bulgaria (see Note 2). Accordingly, the Company has restated its financial statements to present the operating results of these business units as discontinued operations for all periods presented. Certain other items in the prior year consolidated financial statements have been reclassified to conform to the fiscal 2000 presentation.

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions, including estimates of anticipated contract costs and revenues utilized in the revenue recognition process, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Translation of Foreign Currency Financial Statements and Foreign Currency Transactions Transactions in foreign currencies are translated into U.S. dollars at the approximate prevailing rate at the time of the transaction. The operations of the Company's foreign subsidiaries, other than Bulgaria, are translated from the local (functional) currencies into U.S. dollars in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation." The functional currency of the Company's Bulgarian subsidiary is the U.S. dollar. The rates of exchange at each balance sheet date are used for translating balance sheet accounts, and a weighted average rate of exchange is used for translating the statement of earnings. Gains or losses resulting from these translation adjustments are included in the accompanying Consolidated Balance Sheets as a separate component of stockholders' equity.

D. Classifications Unbilled receivables, inventories, losses and future costs accrued on uncompleted contracts, unearned income and accruals for future costs on uncompleted acquired contracts are primarily attributable to long-term contracts or programs in progress for which the related operating cycles are longer than one year. In accordance with industry practice, these items are included in current assets and liabilities, respectively.

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

      Pursuant to contract provisions, agencies of the U.S. Government and certain other customers have title to, or a security interest in, inventories related to such contracts as a result of progress payments and advances. Accordingly, such progress payments and certain advances are reflected as an offset against the related inventory balances. To the extent that customer advances exceed related inventory levels, such advances are classified as current liabilities.

DRS TECHNOLOGIES INC. AND SUBSIDIARIES

H. Property, Plant and Equipment Depreciation and amortization are calculated on the straight-line method. The ranges of estimated useful lives are: office furnishings, laboratory, production and other equipment, 3-10 years; building and building improvements, 15-40 years; and leasehold improvements, over the shorter of the estimated useful lives or the life of the lease.

      Maintenance and repairs are charged to operations as incurred; renewals and betterments are capitalized. Costs of assets retired, sold or otherwise disposed of are removed from the accounts, and any gains or losses thereon are reflected in results of operations.

I. Goodwill and Related Intangible Assets Goodwill and related intangible assets consist primarily of intangible assets resulting from acquisitions and represent the excess of cost of the investments over the fair values of the underlying net assets at the dates of investment and certain identified acquired intangible assets (see Note 4). Goodwill and related intangible assets are being amortized on a straight-line basis over three to thirty years.

J. Convertible Debentures The Company's outstanding 9% Senior Subordinated Convertible Debentures are due in 2003 (9% Debentures) and are convertible at any time into shares of the Company's Common Stock at the election of the holders. Upon conversion, the Company's policy is to credit stock holders' equity for the aggregate principal amount of debt converted, net of a pro-rata portion of unamortized issuance costs at the conversion date. In the event the conversion occurs before an interest payment record date, the related liability for accrued and unpaid interest also is credited to stockholders' equity.

      In the first quarter of fiscal 2000, the Company liquidated the remaining balance of the 12% Convertible Subordinated Promissory Notes (12% Notes) assumed in connection with the NAI Merger (see Note 4).

K. Derivative Financial Instruments The Company does not use derivative financial instruments for speculative purposes. The Company utilizes, on a limited basis, derivative financial instruments in the form of interest rate collars to manage its exposure to interest rates (see Note 9). An interest rate collar is a combination of an interest rate cap and an interest rate floor. The collars in place allow the Company to manage a portion of its variable rate borrowings to an acceptable, predetermined range. Under the collar, no payments are required to be made by the Company or paid to the Company unless the prevailing market (based on the London Interbank Offered Rate or U.S. Prime
Rate) drops below the floor or exceeds the ceiling. Any payment made or received by the Company in connection with the settlement of a collar is reflected as an adjustment to interest expense in the period in which it is settled.

L. Revenue Recognition Revenues related to long-term, firm fixed-price contracts, which principally provide for the manufacture and delivery of finished units, are recognized as shipments are made. The estimated profits applicable to such shipments are recorded pro rata based upon estimated total profit at completion of the contracts. Revenues from commercial product sales also are recognized upon shipment.

      Revenues on contracts with significant engineering as well as production requirements are recorded using the percentage-of-completion method measured by the costs incurred on each contract to estimated total contract costs at completion (cost-to-cost) with consideration given for risk of performance and estimated profit. Revenues related to performance incentives or award fees are included in total estimated revenues, when the Company can make a reasonable estimate of such amounts, and also are determined on a percentage-of-completion basis measured by the cost-to-cost method. Revenues from cost-reimbursement contracts are recorded, together with the fees earned, as costs are incurred.

      Revenues recognized under the cost-to-cost percentage-of-completion basis during fiscal 2000, 1999 and 1998 approximated 11%, 10% and 10% of total revenues, respectively, with remaining revenues recognized as deliveries of finished units are made, or as costs are incurred under cost-reimbursement contracts. Included in revenues for fiscal 2000, 1999 and 1998 were $23.5 million, $15.4 million and $11.8 million, respectively, of customer-sponsored research and development.

      Revisions in profit estimates are reflected in the period in which the facts, which require the revisions, become known, and any estimated losses and other future costs are accrued in full.

      Approximately 80%, 81% and 75% of the Company's revenues in fiscal 2000, 1999 and 1998, respectively, were derived directly or indirectly from defense-industry contracts with the United States Government. In addition, approximately 12% in fiscal 2000, 8% in fiscal 1999 and 9% in fiscal 1998 of the Company's revenues were derived directly or indirectly from sales to foreign governments, respectively.

M. Stock-Based Compensation As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company applies Accounting Principles Board Opinion No. 25 in accounting for its stock option plans and, accordingly, compensation cost is recognized for its stock options in the financial statements only as it relates to non-qualified stock options for which the exercise price was less than the fair market value of the Company's Common Stock as of the date of grant. The Company follows the provisions of SFAS 123 and provides pro forma disclosures of net earnings and earnings per share as if the fair value-based method of accounting for stock options, as defined in SFAS 123, had been applied (see Note 11).

N. Income Taxes In accordance with SFAS No. 109, "Accounting for Income Taxes", the Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which related temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

O. Earnings per Share Basic earnings per share (EPS) is computed by dividing net earnings by the weighted average of Common Stock outstanding during each period. The computation of diluted earnings per share includes the effect of shares from the assumed exercise of dilutive stock options and, when dilutive, the effect of the assumed conversion of the Company's outstanding 9% Debentures and 8 1/2% Convertible Subordinated Debentures (8 1/2% Debentures). The Company's 12% Notes were anti dilutive in fiscal 2000 and 1999. The following table provides the components of the per-share computations:

(in thousands, except per-share data)                                         2000       1999       1998
                                                                           -----------------------------
BASIC EPS COMPUTATION
     EARNINGS FROM CONTINUING OPERATIONS BEFORE EXTRAORDINARY ITEM .....   $ 7,661    $ 3,865    $ 6,634
     LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX .....................    (1,255)      (879)      (262)
     LOSS ON DISPOSAL OF DISCONTINUED OPERATIONS, NET OF TAX ...........    (2,096)        --         --
     EXTRAORDINARY ITEM, NET OF TAX ....................................        --     (2,306)        --
                                                                           -----------------------------
     NET EARNINGS ......................................................   $ 4,310    $   680    $ 6,372
                                                                           -----------------------------
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING .............................     9,268      6,618      5,626
                                                                           -----------------------------
BASIC EARNINGS (LOSSES) PER SHARE
     EARNINGS FROM CONTINUING OPERATIONS BEFORE EXTRAORDINARY ITEM .....   $  0.83    $  0.58    $  1.18
     LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX .....................     (0.14)     (0.13)     (0.05)
     LOSS ON DISPOSAL OF DISCONTINUED OPERATIONS, NET OF TAX ...........     (0.23)        --         --
     EXTRAORDINARY ITEM, NET OF TAX ....................................        --      (0.35)        --
                                                                           -----------------------------
     NET EARNINGS ......................................................   $  0.47    $  0.10    $  1.13
                                                                           -----------------------------
DILUTED EPS COMPUTATION
     EARNINGS FROM CONTINUING OPERATIONS BEFORE EXTRAORDINARY ITEM .....   $ 7,661    $ 3,865    $ 6,634
     INTEREST AND EXPENSES RELATED TO CONVERTIBLE DEBENTURES ...........     1,130         --      2,071
                                                                           -----------------------------
     ADJUSTED EARNINGS FROM CONTINUING OPERATIONS
         BEFORE EXTRAORDINARY ITEM .....................................     8,791      3,865      8,705
     LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX .....................    (1,255)      (879)      (262)
     LOSS ON DISPOSAL OF DISCONTINUED OPERATIONS, NET OF TAX ...........    (2,096)        --         --
     EXTRAORDINARY ITEM, NET OF TAX ....................................        --     (2,306)        --
                                                                           -----------------------------
     ADJUSTED NET EARNINGS .............................................   $ 5,440    $   680    $ 8,443
                                                                           -----------------------------
DILUTED COMMON SHARES OUTSTANDING:
     WEIGHTED AVERAGE COMMON SHARES OUTSTANDING ........................     9,268      6,618      5,626
     STOCK OPTIONS .....................................................       172        214        283
     CONVERTIBLE DEBENTURES:
         9% DEBENTURES .................................................     2,162         --      2,803
         8 1/2% DEBENTURES .............................................        --         --        333
                                                                           -----------------------------
     DILUTED COMMON SHARES OUTSTANDING .................................    11,602      6,832      9,045
                                                                           -----------------------------
DILUTED EARNINGS (LOSSES) PER SHARE:
     EARNINGS FROM CONTINUING OPERATIONS BEFORE EXTRAORDINARY ITEM .....   $  0.76    $  0.57    $  0.96
     LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX .....................     (0.11)     (0.13)     (0.03)
     LOSS ON DISPOSAL OF DISCONTINUED OPERATIONS, NET OF TAX ...........     (0.18)        --         --
     EXTRAORDINARY ITEM, NET OF TAX ....................................        --      (0.34)        --
                                                                           -----------------------------
     NET EARNINGS ......................................................   $  0.47    $  0.10    $  0.93
                                                                           -----------------------------

P. Impairment of Long-Lived and Intangible Assets The Company assesses the recoverability of the carrying value of its long-lived assets, including goodwill and other related intangibles, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company's policy is to evaluate the realizability of such assets based upon the expectations of undiscounted cash flows or of operating income for each subsidiary or acquired business

DRS TECHNOLOGIES INC. AND SUBSIDIARIES

having a material acquisition-related intangible asset balance. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss would be recognized for the difference between the fair value and the carrying amount.

Q. Fair Value of Financial Instruments Cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities, and certain debt reported in the Consolidated Balance Sheets equal or approximate fair values. The market values as of March 31, 2000 and 1999 of the Company's convertible debt and interest rate collars are disclosed herein (see
Note 9).

NOTE 2

Discontinued Operations - On May 18, 2000, the Company's Board of Directors approved an agreement to sell its magnetic tape head business units located in St. Croix Falls, Wisconsin, and Razlog, Bulgaria. The St. Croix Falls and Bulgarian operations produce primarily magnetic tape recording heads for transaction products that read data from magnetic cards, tapes and ink. Management anticipates that the sale will be completed at the beginning of the second quarter of fiscal 2001. The results of operations of these magnetic tape head business units are reported as discontinued operations for all periods presented. Their results of operations for fiscal 2000, 1999 and 1998 are summarized as follows:

(in thousands)
Years Ended March 31,                             2000        1999        1998
                                               -------------------------------
REVENUES ....................................  $ 9,572     $ 7,579     $10,104
LOSS BEFORE INCOME TAXES ....................   (1,788)     (1,038)        (42)
INCOME TAX BENEFIT (EXPENSE) ................      533         159        (220)
                                               -------------------------------
NET LOSS FROM DISCONTINUED OPERATIONS .......  $(1,255)    $  (879)    $  (262)
                                               -------------------------------

      In connection with the agreement to sell the magnetic tape head business units, the Company recorded a $2.1 million loss, net of tax, on the disposal of these operations in the period ended March 31, 2000. Included in this amount is approximately $67,000, net of a $48,000 tax benefit, of estimated operating losses from these discontinued operations from the measurement date to the anticipated date of disposal.

      The net assets of the discontinued operations in the March 31, 2000 and 1999 consolidated balance sheets are comprised of:

(in thousands)
March 31,                                                      2000        1999
                                                            -------------------
ACCOUNTS RECEIVABLE, NET ...............................    $ 1,522     $ 1,462
INVENTORIES ............................................      2,671       3,039
PROPERTY, PLANT AND EQUIPMENT, NET .....................      1,568       2,039
GOODWILL, NET ..........................................      1,349       1,740
ACCOUNTS PAYABLE .......................................       (339)       (499)
ACCRUED EXPENSES .......................................       (106)       (289)
ACCRUED LOSS ON DISPOSAL, NET OF TAX BENEFIT OF $935 ...     (2,096)         --
OTHER NET ..............................................        740         448
                                                            -------------------
NET ASSETS OF DISCONTINUED OPERATIONS ..................    $ 5,309     $ 7,940
                                                            -------------------

NOTE 3

Restructuring - In addition to the closure of the Longmont Colorado facility, as described in Note 4, during the third and fourth quarters of fiscal 2000, the Company announced plans to restructure its operations, which resulted in the Company recording restructuring charges totaling approximately $2.2 million. The Company's restructuring initiatives impacted the EOSG and FSCG operating segments and DRS Corporate. EOSG recorded a restructuring charge of approximately $831,000 primarily for costs relating to consolidating two facilities into one in Oakland, New Jersey, as of March 31, 2000. FSCG recorded a restructuring charge of approximately $669,000 and $143,000 at its DRS Hadland Ltd. ("DRS Hadland") and DRS Precision Echo, Inc. ("DRS Precision Echo") operating units, respectively, for severance and other employee related costs. The DRS Hadland restructuring charge was recorded in connection with the transition of the day-to-day management of DRS Hadland's operations from EOSG to FSCG in the second half of fiscal 2000. In addition, DRS Corporate recorded a restructuring charge of approximately $560,000 for severance and other employee related costs. Severance and other employee costs were recorded in connection with the termination of 13 employees. As of March 31, 2000, all terminations had occurred. A portion of the termination benefits will be paid in accordance with contractual terms over the next two years.

      The following table reconciles the restructuring charge to the related liability account balance as of March 31, 2000:

                                                                   FISCAL 2000          UTILIZED      LIABILITY AT
(in thousands)                                                          CHARGE       FISCAL 2000    MARCH 31, 2000
                                                                   -----------------------------------------------
ASSET WRITE-OFFS ...........................................            $  503            $  503            $   --
ESTIMATED LEASE COMMITMENTS AND RELATED FACILITY COSTS .....               328                --               328
SEVERANCE/EMPLOYEE COSTS ...................................             1,372               682               690
                                                                   -----------------------------------------------
TOTAL ......................................................            $2,203            $1,185            $1,018
                                                                   -----------------------------------------------

NOTE 4

Business Combinations and Disposals - On September 12, 1997, the Company sold substantially all of the net assets of DRS Medical Systems (a partnership formed in February 1996 in which the Company held a 90% interest) to United States Surgical Corporation for approximately $1.9 million in cash. The sale resulted in a gain of approximately $0.1 million and the reversal of accrued obligations of $0.3 million. The results of operations of this partnership were not material to the consolidated operating results of the Company during the periods presented.

      On October 29, 1997 (the Closing Date), DRS acquired, through certain of its subsidiaries, the assets of the Applied Systems Division of Spar Aerospace Limited (Spar), a Canadian corporation, and 100% of the stock of Spar Aerospace
(UK) Limited, incorporated under the laws of England and Wales (the Spar Acquisition), pursuant to a purchase agreement (the Agreement) dated as of September 19, 1997 between DRS and Spar. The Company paid approximately $35.4 million in cash for the Spar Acquisition (which included $6.9 million for cash acquired in connection with the transaction), subject to a certain working capital adjustment as provided for in the Agreement. The amount of such working capital adjustment, if any, remains the subject of dispute between DRS and Spar. Although the Company cannot, at this time, predict the outcome of such dispute, management does not expect that its resolution will have a material impact on the Company's consolidated financial position or results of operations. The excess of cost over the estimated fair value of identifiable net assets acquired was approximately $20.0 million and is being amortized on a straight-line basis over 30 years. DRS incurred professional fees and other costs related to the Spar Acquisition of approximately $1.5 million, which were capitalized as part of the total purchase price. Head quartered in Carleton Place, Ontario, Canada, and operating as DRS Flight Safety and Communications, the company is an international provider of aviation and defense systems. It designs, manufactures and markets sophisticated flight safety systems, naval communications systems and other advanced electronics for government and commercial customers around the world. It also provides custom manufacturing services for complex electronic assemblies and systems.

      On March 10, 1998, a subsidiary of the Company acquired Hadland Photonics Ltd. and subsidiaries for approximately $6.5 million in cash. Headquartered in Tring, Hertfordshire, the United Kingdom, and operating as DRS Hadland, the company designs, manufactures and markets ultra high-speed digital imaging cameras and integrates avionics systems, including airborne video recording and ground replay systems, for government and commercial customers worldwide. The excess of cost over the estimated fair value of identifiable net assets acquired was approximately $4.0 million and is being amortized on a straight-line basis over thirty years.

      On October 20, 1998 the Company acquired, through certain of its subsidiaries, certain assets of the Second Gene ration Ground-Based Electro-Optical (Ground EO) and Focal Plane Array (FPA) businesses (together, the EOS Business) of Raytheon Company and certain of its subsidiaries (Raytheon), pursuant to an Asset Purchase Agreement dated as of July 28, 1998, between the Company and Raytheon, as amended (the EOS Acquisition). The Company paid approximately $45 million in cash for the acquisition at closing; the purchase price is subject to a post-closing working capital adjustment, as provided for in the Asset Purchase Agreement, not to exceed $7 million. The amount of such working capital adjustment, if any, is the subject of arbitration between DRS and Raytheon. Although the Company cannot, at this time, predict the outcome of such arbitration, management does not expect that the final adjustment will have a material impact on the Company's consolidated financial position or results of operations. The excess of cost over the estimated fair value of identifiable net assets acquired and the appraised value of certain identified intangible assets were approximately $34.1 million and $30.8 million, respectively, and are being amortized on a straight-line basis over twenty years. DRS incurred professional fees and other costs related to the EOS Acquisition of approximately $2.0 million, which were also capitalized as part of the total purchase price. The Company has valued acquired contracts in process at their remaining contract prices, less estimated costs to complete, and an allowance for normal profits on the Company's effort to complete such contracts (see Note 8). The EOS Business, operating as DRS Sensor Systems, Inc. and DRS Infrared Technologies, LP, provides products used in the detection, identification and acquisition of targets based on infrared data.

      On February 19, 1999, a wholly-owned subsidiary of the Company merged with and into NAI Technologies, Inc., a New York corporation (NAI), with NAI being the surviving corporation and continuing as a direct wholly-owned subsidiary of DRS, for stock and other consideration valued at

DRS TECHNOLOGIES INC. AND SUBSIDIARIES

approximately $24.8 million (the NAI Merger). The excess of cost over the estimated fair value of identifiable net assets acquired was approximately $26.7 million and is being amortized on a straight-line basis over twenty years. Prior to the NAI Merger, the Company began to assess and formulate a plan to close NAI's Longmont, Colorado facility and transfer engineering and production to other DRS locations. In January 2000, the Company announced its plan which included relocating/terminating approximately 45 employees. A cost of approximately $1.5 million has been recorded as an adjustment to the acquisition cost during fiscal 2000. The Company expects to complete its exit plan during the first quarter of fiscal 2001. A summary of the costs incurred and the related liability as of March 31, 2000 is as follows:

                                                                                COSTS INCURRED      LIABILITY AT
(in thousands)                                                     TOTAL COSTS  IN FISCAL 2000    MARCH 31, 2000
                                                                   ---------------------------------------------
SERVERANCE/EMPLOYEE COSTS ..................................            $1,332            $137            $1,195
ESTIMATED LEASE COMMITMENTS AND RELATED FACILITY COSTS .....               215              --               215
                                                                   ---------------------------------------------
TOTAL ......................................................            $1,547            $137            $1,410
                                                                   ---------------------------------------------

      No significant additional liabilities are expected to be incurred that would result in an adjustment of the acquisition cost.

      DRS also incurred professional fees and other costs related to the NAI Merger of approximately $2.8 million, which were capitalized as part of the total purchase price. NAI, now operating as DRS Advanced Programs, Inc. and DRS Rugged Systems (Europe) Ltd., provides rugged computers, peripherials and integrated systems primarily for military and special government applications.

      On July 21, 1999, a subsidiary of the Company, DRS Rugged Systems (Europe) Ltd., acquired Global Data Systems Ltd. and its wholly-owned subsidiary, European Data Systems Ltd., for approximately $7.8 million in cash and potential future consideration, not to exceed a total purchase price of $10.2 million. Located in Chippenham, Wiltshire, the United Kingdom, and now operating as DRS Rugged Systems (Europe) Products Ltd. (RSEP), the company designs and develops rugged computers and peripherals primarily for applications. The excess of cost over the estimated fair value of identifiable net assets acquired was approximately $8.7 million and is being amortized on a straight-line basis over twenty years. Any additional consideration paid by the Company would be an adjustment to goodwill. The financial position and results of operations of RSEP were not significant to those of the Company as of the acquisition date.

      All of the aforementioned acquisitions have been accounted for using the purchase method of accounting. Accordingly, the results of operations of the acquired businesses were included in the Company's reported consolidated operating results from their respective effective dates of acquisition.

      The following unaudited pro forma financial information shows the results of operations for the years ended March 31, 1999 and 1998 as though the Spar Acquisition, EOS Acquisition and NAI Merger had occurred at the beginning of each period presented. In addition to combining the historical results of operations of the companies, the pro forma calculations include: amortization of the excess of cost over the estimated fair value of identifiable net assets acquired and other identified intangible assets; additional interest expense on the debt associated with the Spar and EOS Acquisitions; estimated costs associated with certain master service agreements between DRS and Raytheon, negotiated in connection with the EOS Acquisition; elimination of interest and related expenses associated with NAI's 12% Notes and other short-term borrowings, converted and liquidated, respectively, in connection with the NAI Merger; the disposal of NAI's Telecommunications segment (Wilcom, Inc.) immediately prior to the NAI Merger; an increase in the average shares outstanding used in earnings per share computations, based on equity issued in connection with the NAI Merger; adjustments to conform accounting practices, particularly with respect to revenue recognition (except with respect to the Spar Acquisition, as it was not practicable to conform the revenue recognition method); and the related tax effect of these adjustments for each pro forma period presented. For purposes of this pro forma financial information, an adjustment to conform the treatment of general and administrative expenses between DRS and the businesses acquired in the Spar Acquisition and NAI Merger was not made, as management believes that the effect of any such adjustment would be immaterial.

(in thousands, except per-share data)
Years Ended March 31,                                                           1999        1998
                                                                            --------------------
REVENUES ................................................................   $320,053    $274,124
LOSS FROM CONTINUING OPERATIONS BEFORE EXTRAORDINARY ITEM ...............   $ (5,927)   $ (2,665)
LOSS PER SHARE FROM CONTINUING OPERATIONS BEFORE EXTRAORDINARY ITEM
     BASIC ..............................................................   $  (0.65)   $  (0.31)
     DILUTED ............................................................   $  (0.65)   $  (0.31)
                                                                            --------------------

      The pro forma financial information is not necessarily indicative either of the results of operations that would have occurred had the acquisitions been made at the beginning of the period, or of the future results of operations of the combined companies.

NOTE 5

Accounts Receivable - The component elements of accounts receivable, net of allowances for doubtful accounts of $1.4 million and $1.2 million, at March 31, 2000 and 1999, respectively, are as follows:

(in thousands)
March 31,                                                     2000          1999
                                                           ---------------------
U.S. GOVERNMENT:
     AMOUNTS BILLED ................................       $22,462       $14,829
     RECOVERABLE COSTS AND ACCRUED PROFIT
         ON PROGRESS COMPLETED, NOT BILLED .........         3,968         7,229
                                                           ---------------------
                                                            26,430        22,058
                                                           ---------------------
OTHER DEFENSE CONTRACTS:
     AMOUNTS BILLED ................................        37,489        42,963
     RECOVERABLE COSTS AND ACCRUED PROFIT
         ON PROGRESS COMPLETED, NOT BILLED .........         9,690         5,558
                                                           ---------------------
                                                            47,179        48,521
                                                           ---------------------
OTHER TRADE RECEIVABLES ............................         7,285         4,094
                                                           ---------------------
TOTAL ..............................................       $80,894       $74,673
                                                           ---------------------

      Included in accounts receivable are $391,000 and $848,000 at March 31, 2000 and 1999, respectively, arising from retainage provisions in certain contracts with the Canadian and British governments which may not be collected within one year. The Company receives progress payments on certain contracts of between 75-90% of allowable costs incurred; the remainder, including profits and incentive fees, if any, is billed upon delivery and final acceptance of the product. In addition, the Company bills based upon units delivered.

NOTE 6

Inventories - Inventories are summarized as follows:

(in thousands)
March 31,                                                 2000             1999
                                                     --------------------------
WORK IN PROCESS ..............................       $  79,058        $  94,355
RAW MATERIAL AND FINISHED GOODS ..............          10,917           12,307
                                                     --------------------------
                                                        89,975          106,662
LESS PROGRESS PAYMENTS .......................         (27,649)         (36,794)
                                                     --------------------------
TOTAL ........................................       $  62,326        $  69,868
                                                     --------------------------

      General and administrative costs included in work in process were $12.7 million and $13.6 million at March 31, 2000 and 1999, respectively. General and administrative costs included in costs and expenses amounted to $69.5 million, $49.0 million and $36.8 million in fiscal 2000, 1999 and 1998, respectively. Included in these amounts are expenditures for internal research and development, amounting to approximately $9.9 million, $5.2 million and $4.0 million in fiscal 2000, 1999 and 1998, respectively.

NOTE 7

Property, Plant and Equipment - Property, plant and equipment are summarized as follows:

(in thousands)
March 31,                                                        2000       1999
                                                              ------------------
LABORATORY AND PRODUCTION EQUIPMENT ......................    $32,540    $39,872
COMPUTER EQUIPMENT .......................................      9,740     12,466
BUILDINGS AND IMPROVEMENTS AND LEASEHOLD IMPROVEMENTS ....      9,995     11,306
OFFICE FURNISHINGS, EQUIPMENT AND OTHER ..................      4,764      6,057
                                                              ------------------
TOTAL ....................................................    $57,039    $69,701
                                                              ------------------

DRS TECHNOLOGIES INC. AND SUBSIDIARIES

      In connection with the restructuring of EOSG described in Note 3, the Company wrote off $17.6 million of gross ($503,000, net) property, plant and equipment in the fourth quarter of fiscal 2000.

      Annual depreciation and amortization of property, plant and equipment amounted to $9.5 million, $7.1 million and $4.5 million in fiscal 2000, 1999 and 1998, respectively.

NOTE 8

Accrued Expenses and Other Current Liabilities - The component elements of accrued expenses and other current liabilities are as follows:

(in thousands)
March 31,                                                         2000      1999
                                                               -----------------
PAYROLLS, OTHER COMPENSATION AND RELATED EXPENSES ..........   $11,063   $ 9,080
INCOME TAXES PAYABLE (NOTE 10) .............................     2,484     3,666
CUSTOMER ADVANCES ..........................................     9,724    15,973
LOSSES AND FUTURE COSTS ACCRUED ON UNCOMPLETED CONTRACTS ... 4,971 8,119 UNEARNED INCOME AND ACCRUAL FOR FUTURE COSTS RELATED
     TO ACQUIRED CONTRACTS (NOTE 4) ........................    42,027    38,167
OTHER ......................................................    15,205    17,244
                                                               -----------------
TOTAL ......................................................   $85,474   $92,249
                                                               -----------------

NOTE 9

Debt - A summary of debt is as follows:

(in thousands)
March 31,                                                      2000         1999
                                                           ---------------------
9% SENIOR SUBORDINATED CONVERTIBLE DEBENTURES
     DUE OCTOBER 1, 2003 .............................     $ 19,134     $ 19,134
TERM NOTES ...........................................       75,750       80,000
REVOLVING LINE OF CREDIT .............................       25,247       15,683
OTHER OBLIGATIONS ....................................        1,044        2,287
                                                           ---------------------
                                                            121,175      117,104
LESS:
CURRENT INSTALLMENTS OF LONG TERM DEBT ...............        5,699        5,844
SHORT TERM DEBT ......................................       17,781        9,169
                                                           ---------------------
TOTAL ................................................     $ 97,695     $102,091
                                                           ---------------------

      The 9% Debentures were issued in fiscal 1996 for an aggregate principal amount of $25.0 million. These Debentures are convertible at their face amount any time prior to maturity into shares of Common Stock, unless previously redeemed, at a conversion price of $8.85 per share, subject to adjustment under certain circumstances. In fiscal 1999 and 1998, $866,000 and $5.0 million aggregate principal amounts of these Debentures were converted into 97,830 and 564,971 shares of Common Stock, respectively, at the election of the bondholders.

      The 9% Debentures are currently redeemable at the option of the Company, in whole or in part, together with accrued interest to the redemption date, at a redemption price of 104% of face value, diminishing by one percent each year to 100% on or after October 1, 2003. There is no sinking fund requirement associated with the 9% Debentures.

      The 9% Debentures are subordinated to the prior payment of principal and interest on all senior indebtedness of the Company. The indenture for the 9% Debentures contains certain restrictions, including a restriction on the payment of dividends on the capital stock of the Company, a limitation on the issuance of additional debt and certain other restrictions. Under the indenture, the Company also is required to maintain a minimum level of consolidated net worth. As of March 31, 2000, the Company was in compliance with all covenants.

      The 9% Debentures are listed for trading on the American Stock Exchange. The aggregate market values, based on closing prices, of the outstanding principal amount was approximately $20.5 million and $19.5 million as of March 31, 2000 and 1999, respectively.

      On August 1, 1998, the Company redeemed its 8 1/2% Debentures at maturity in the amount of approximately $5.0 million.

      In connection with the acquisition of the EOS Business, on October 20, 1998, the Company and certain of its subsidiaries entered into a $150 million secured credit facility (Facility) with Mellon Bank, N.A. consisting of two term loans: the first in the principal amount of $30 million

(First Term Loan), and the second in the principal amount of $50 million (Second Term Loan); and a revolving line of credit (Line of Credit) for $70 million, subject to a borrowing base calculation. The maturity dates of the First Term Loan and the Second Term Loan are October 20, 2003 and October 20, 2005, respectively, with quarterly principal payments which began on June 30, 1999. The Line of Credit matures on October 20, 2003. The Facility is secured by substantially all of the assets of the Company. Borrowings can be made in United States dollars at rates based on LIBOR (London Interbank Offering Rate) or United States Prime or in Canadian dollars at rates based on LIBOR, Canadian Prime or the Canadian Bankers Acceptance Rate. The Facility contains certain covenants and restrictions, including maintenance of a minimum level of consolidated net worth, a restriction on the payment of dividends on the capital stock of the Company, a limitation on the issuance of additional debt and certain other restrictions. The Company was in compliance with all covenants under its credit agreements at March 31, 2000 and 1999.

      The Facility amended, restated and replaced the Company's existing $60 million secured credit facility, consisting of a $20 million term loan and a $40 million revolving line of credit obtained in fiscal 1998 in connection with the Spar Acquisition. For accounting purposes, the modification of the Facility was accounted for as an extinguishment of debt pursuant to the guidance of the Emerging Issues Task Force of the Financial Accounting Standards Board (Issue No. 96-19). Accordingly, the unamortized balance of deferred financing costs relating to the previous credit facility, plus fees paid in connection with the modification, were recorded as an extra ordinary charge in the amount of $2.3 million, net of tax of $1.3 million (see Note 10), during the year ended March 31, 1999.

      On February 4, 2000, the terms of the Company's Facility were modified, increasing the revolving line of credit limit from $70 million to $80 million. As of March 31, 2000, the Company had approximately $43.6 million of additional available credit after satisfaction of its borrowing base requirement.

      As of March 31, 2000, approximately $101.0 million was outstanding against the Facility, in addition to which $6.1 million was contingently payable under letters of credit, as compared with amounts outstanding and contingently payable at March 31, 1999 of $95.7 million and $5.9 million, respectively. Weighted average borrowings under revolving lines of credit for the fiscal years ended March 31, 2000 and 1999 were approximately $33.0 million and $23.0 million, respectively. The weighted average interest rate on outstanding revolving line of credit borrowings as of March 31, 2000 and 1999 was 8.1% for both years. As of March 31, 2000, the effective interest rates on the First and Second Term Loans were 7.6% and 10.4%, respectively. Cash payments for interest during fiscal 2000, 1999 and 1998 were $11.1 million, $8.0 million and $3.9 million, respectively. The aggregate maturities of long-term debt for the five years ending March 31, 2005 are as follows: 2001, $5.7 million; 2002, $7.7 million; 2003, $13.5 million; 2004, $27.7 million; and 2005, $24.4 million.

      Borrowings under the Facility are sensitive to changes in interest rates, as such borrowings bear interest at variable rates. In April 1998 and 1999, the Company entered into three interest rate collar agreements to limit the impact of interest rate fluctuations on cash flow and interest expense. A summary of the interest rate collar agreements in place as of March 31, 2000 and 1999 follows:

(dollars in thousands)

                                                      NOTIONAL AMOUNT
                             EXPIRATION       --------------------------------       VARIABLE RATE    CEILING    FLOOR
EFFECTIVE DATE                     DATE       MARCH 31, 2000    MARCH 31, 1999                BASE       RATE     RATE
                       -----------------------------------------------------------------------------------------------
APRIL 8, 1998 .......   JANUARY 8, 2001              $ 6,200           $ 6,200              CAD-BA*     6.35%    4.84%
APRIL 26, 1999 ......  JANUARY 26, 2002              $20,000           $20,000               LIBOR      5.75%    4.80%
APRIL 26, 1999 ......  JANUARY 26, 2000              $    --           $20,000               LIBOR      5.75%    4.77%
                       -----------------------------------------------------------------------------------------------

*Canadian Bankers Acceptance Rate

      The weighted average interest rate on the Company's Libor and Canadian Bankers Acceptance Rate-based borrowings outstanding during fiscal 2000 was 5.71% and 4.94%, respectively. The fair market value of the collars outstanding as of March 31, 2000 and 1999 was approximately $0.5 million and $0.2 million, respectively.

DRS TECHNOLOGIES INC. AND SUBSIDIARIES

NOTE 10

Income Taxes - Earnings from continuing operations before extraordinary item and income taxes consist of the following:

(in thousands)
Years Ended March 31,                                   2000      1999      1998
                                                     ---------------------------
EARNINGS FROM CONTINUING OPERATIONS BEFORE
     EXTRAORDINARY ITEM AND INCOME TAXES:
         DOMESTIC EARNINGS ......................    $ 9,594    $3,307    $8,582
         FOREIGN EARNINGS .......................      3,238     2,473     1,124
                                                     ---------------------------
TOTAL ...........................................    $12,832    $5,780    $9,706
                                                     ---------------------------

      Income tax expense from continuing operations before extraordinary item in fiscal 1999 consists of the following:

(in thousands)
Years Ended March 31,                          2000          1999          1998
                                            -----------------------------------
INCOME TAX EXPENSE (BENEFIT):
     CURRENT:
         FEDERAL .....................      $ 2,728       $ 2,418       $ 1,992
         STATE .......................          885           448           642
         FOREIGN .....................        2,108         2,413           529
                                            -----------------------------------
                                              5,721         5,279         3,163
                                            -----------------------------------
     DEFERRED:
         FEDERAL .....................          804        (1,946)          176
         STATE .......................         (492)           58             5
         FOREIGN .....................         (862)       (1,476)         (272)
                                            -----------------------------------
                                               (550)       (3,364)          (91)
                                            -----------------------------------
TOTAL ................................      $ 5,171       $ 1,915       $ 3,072
                                            -----------------------------------

      Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2000 and 1999 are as follows:

(in thousands)
March 31,                                                                2000        1999
                                                                     --------------------
DEFERRED TAX ASSETS:
     ACQUIRED FEDERAL NET OPERATING LOSS (NOL) CARRYFORWARDS .....   $  5,062    $  5,069
     STATE NOL CARRYFORWARDS .....................................      5,340       3,573
     COSTS ACCRUED ON UNCOMPLETED CONTRACTS ......................      2,974       1,789
     DEFERRED FINANCING COSTS (NOTE 9) ...........................        874       1,066
     INVENTORY CAPITALIZATION ....................................      2,577       3,166
     OTHER .......................................................      4,858       3,944
                                                                     --------------------
TOTAL GROSS DEFERRED TAX ASSETS ..................................     21,685      18,607
LESS VALUATION ALLOWANCE .........................................     (8,008)     (6,873)
                                                                     --------------------
NET DEFERRED TAX ASSETS ..........................................     13,677      11,734
                                                                     --------------------
DEFERRED TAX LIABILITIES:
     DEPRECIATION AND AMORTIZATION ...............................      1,014         978
     GENERAL AND ADMINISTRATIVE COSTS ............................      6,554       5,795
     FEDERAL IMPACT OF THE STATE BENEFITS ........................        854         492
     OTHER .......................................................        746         638
                                                                     --------------------
TOTAL GROSS DEFERRED TAX LIABILITIES .............................      9,168       7,903
                                                                     --------------------
NET DEFERRED TAX ASSETS ..........................................   $  4,509    $  3,831
                                                                     --------------------

      A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company has established a valuation allowance for a portion of the deferred tax asset attributable to U.S. Federal and state net operating loss (NOL) carryforwards, due to the uncertainty of future Company earnings and the status of applicable statutory regulation that could limit or preclude utilization of these benefits in future periods. Based upon the level of historical taxable income and projections for future taxable income over the period in which the Company's deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2000 and 1999. During the years ended March 31, 2000 and 1999, the valuation allowance increased by approximately $1.1 million and $5.4 million, respectively, primarily as a result of the NOLs acquired in the NAI Merger to the extent not expected to be realized.

      The Company provides for the potential repatriation of certain undistributed earnings of its foreign subsidiaries and considers earnings above the amounts on which tax has been provided to be permanently reinvested. While these earnings would be subject to additional tax if repatriated, such repatriation is not anticipated. Any additional amount of tax is not practical to estimate.

      Current and noncurrent deferred tax assets of $3.6 million and $0.9 million, and $0.8 million and $3.0 million respectively, are included in the Consolidated Balance Sheets as of March 31, 2000 and 1999, respectively. At March 31, 2000, approximately $16.9 million of U.S. Federal and $39.8 million of state NOL carryforwards, which will expire between fiscal years 2001 and 2019, were available in various tax jurisdictions. All of the Company's U.S. Federal and $11.4 million of its state NOL carryforwards were acquired in connection with the NAI Merger (see Note 4). The annual utilization of the NOL carryforwards is limited under certain provisions of the Internal Revenue Code. Any future utilization of these net operating loss carryforwards will result in an adjustment to goodwill to the extent it reduces the valuation allowance.

      A reconciliation of the expected U.S. Federal income tax expense to the actual (effective) income tax expense from continuing operations is as follows:

(in thousands)
Years Ended March 31,                                          2000       1999       1998
                                                            -----------------------------
EXPECTED U.S. FEDERAL INCOME TAX EXPENSE ................   $ 4,491    $ 1,965    $ 3,300
DIFFERENCE BETWEEN U.S. AND FOREIGN TAX RATES ...........       185       (290)      (294)
STATE INCOME TAX, NET OF FEDERAL INCOME TAX BENEFIT .....       256        334        427
NONDEDUCTIBLE EXPENSES ..................................       820        486        256
UTILIZATION OF CAPITAL LOSS CARRYFORWARD ................        --         --       (193)
U.S. TAX (BENEFIT) EXPENSE ON
     FOREIGN UNDISTRIBUTED EARNINGS .....................      (196)       196         --
U.S. TAX BENEFITS NOT PREVIOUSLY RECOGNIZED .............        --       (629)        --
OTHER ...................................................      (385)      (147)      (424)
                                                            -----------------------------
TOTAL ...................................................   $ 5,171    $ 1,915    $ 3,072
                                                            -----------------------------

      The provision for income taxes includes all estimated income taxes payable to Federal, state and foreign governments, as applicable.

      Cash payments for income taxes during fiscal 2000, 1999 and 1998 amounted to $6.4 million, $3.6 million and $4.4 million, respectively.

NOTE 11

Common Stock, Stock Option Plans and Employee Benefit Plans - On February 19, 1999, DRS Merger Sub., Inc., a New York corporation and wholly-owned subsidiary of DRS Technologies, Inc., a Delaware Corporation ("DRS"), merged with and into NAI Technologies, Inc., a New York corporation ("NAI"), with NAI being the surviving corporation and continuing as a direct wholly-owned subsidiary of DRS (the "Merger") (see Note 4). As a result of the Merger, holders of NAI common stock received 0.25 of a share of DRS Common Stock for each share of NAI common stock; each NAI 12% Convertible Subordinated Promissory Note due January 15, 2001 was convertible into 0.25 of a share of DRS Common Stock; each issued and outstanding NAI warrant to purchase NAI common stock at an exercise price of $2.50 per share was converted into DRS warrants at a conversion ratio of 0.25 of a share of DRS Common Stock to one share of NAI common stock; each NAI stock option, whether vested or unvested, was assumed by DRS and now constitutes an option to acquire, on the same terms and conditions as were applicable under such option prior to the Merger, the number of DRS Common Stock equal to the product (rounded down to the nearest whole number) of 0.25 of a share and the number of shares of NAI common stock, subject to such option prior to the merger at a per-share exercise price equal to four times the exercise price of such option prior to the Merger.

      In connection with the Merger, the Company issued 2,858,266 shares of Common Stock, including 546,187 shares issued upon conversion of approximately $4.4 million of then outstanding 12% Notes. In addition, the Company issued stock options and warrants to purchase a total of 161,230 and 603,175 shares, respectively, of DRS Common Stock (as adjusted for the exchange ratio). The terms of the NAI stock options assumed, except for the exercise price and number of shares, were not amended. As of March 31, 2000, the warrants assumed in the Merger remained outstanding. These warrants are exercisable at $10.00 per share and expire February 15, 2002.

      On February 7, 1991, the Company's Board of Directors (Board) adopted the 1991 Stock Option Plan (Stock Option Plan), which authorized the issuance of up to 600,000 shares of Common Stock. The Company's stockholders approved the Stock Option Plan on August 8, 1991. Under the terms of the Stock Option Plan, options to purchase shares of Common Stock may be granted to key employees, directors and consultants of the Company. Options granted under the Stock Option Plan are at the discretion of the Board (Executive Compensation Committee) and may be incentive stock options or non-qualified stock options, except that incentive stock options may be granted only to employees. The option

DRS TECHNOLOGIES INC. AND SUBSIDIARIES

price is determined by the Executive Compensation Committee and must be a price per share which is not less than the par value per share of the Common Stock, and in the case of an incentive stock option, may not be less than the fair-market value of the Common Stock on the date of the grant. Options may be exercised during the exercise period, as determined by the Executive Compensation Committee, except that no option may be exercised within six months of its grant date, and in the case of an incentive stock option, generally, the exercise period may not exceed ten years from the date of the grant. As of March 31, 2000, 161,550 shares were reserved for future grants under the Stock Option Plan.

      On June 17, 1996, the Board adopted, and on August 7, 1996, the stockholders approved, the 1996 Omnibus Plan (Omnibus Plan). On November 20, 1998, the Board adopted, and on February 11, 1999, the stockholders approved, an amendment to the Omnibus Plan, increasing the number of shares of Common Stock reserved for issuance under the Omnibus Plan from 500,000 to 1,400,000 shares, subject to adjustment under certain circumstances. On May 18, 2000, the Board adopted a resolution proposing a second plan amendment. The purpose of the second plan amendment, which is subject to stockholder approval, is to increase the number of shares of DRS Common Stock reserved for issuance under the Plan by 975,000 to an aggregate 2,375,000. Awards under the Omnibus Plan are at the discretion of the Executive Compensation Committee and may be made in the form of (i) incentive stock options, (ii) non-qualified stock options, (iii) stock appreciation rights, (iv) restricted stock, (v) phantom stock, (vi) stock bonuses and (vii) other awards. Awards may be granted to employees, officers, directors and consultants of the Company. The total number of shares of the Company's stock subject to awards granted to any participant of this plan during any tax year of the Company may not exceed 200,000 shares. The Omnibus Plan also provides for automatic grants of non-qualified stock options to non-employee directors of the Company. Unless the Executive Compensation Committee expressly provides otherwise, options granted under the Omnibus Plan are not exercisable prior to one year after the date of grant and become exercisable as to 25% of the shares granted on each of the first four anniversaries of the date of grant. The Executive Compensation Committee will determine each option's expiration date, provided, however, that no incentive stock option may be exercised more than ten years after the date of grant. Additionally, the Executive Compensation Committee will establish the option price, provided, however, that in the case of an incentive stock option, the option price may not be set below the market value of a share of the Company's Common Stock on the date of grant. As of March 31, 2000, 256,872 shares were reserved for future grants under the Omnibus Plan. Pursuant to the terms of exercise under the grant, the excess of the fair-market value of shares under option at the date of grant over the option price may be charged to unamortized restricted stock compensation or to earnings as compensation expense and credited to additional paid-in capital. The unamortized restricted stock compensation, if any, is charged to net earnings as the options become exercisable, in accordance with the terms of the grant. The amount of compensation charged to earnings in fiscal 2000, 1999 and 1998 was $155,000, $67,000 and $98,000, respectively, and related solely to options granted under the Stock Option Plan.

      The Board may, at its discretion, grant equity-based compensation awards, subject to certain regulatory restrictions. In fiscal 1999, the Board issued options to purchase up to 250,000 shares of DRS Common Stock with vesting terms similar to awards issued in fiscal 1999 under the Omnibus Plan at exercise prices in excess of the market price on the date of grant. The per-share weighted-average fair value and exercise price of these options were $1.89 and $10.44, respectively.

      When stock is issued on exercise of options, the par value of each share ($.01) is credited to Common Stock and the remainder of the option price is credited to paid-in capital. No charge is made to operations.

      A summary of stock option activity is as follows:

                                                          NUMBER OF SHARES  WEIGHTED AVERAGE
                                                           OF COMMON STOCK    EXERCISE PRICE
                                                          ----------------------------------
OUTSTANDING AT MARCH 31, 1997
     (OF WHICH 218,280 SHARES WERE EXERCISABLE) .....              540,780            $ 6.33
         GRANTED ....................................              204,800            $ 9.72
         EXERCISED ..................................              (23,480)           $ 3.70
         EXPIRED OR CANCELLED .......................              (16,000)           $ 9.41
                                                          ----------------------------------
OUTSTANDING AT MARCH 31, 1998
     (OF WHICH 303,100 SHARES WERE EXERCISABLE) .....              706,100            $ 7.33
         GRANTED ....................................              893,930            $ 9.34
         EXERCISED ..................................              (63,600)           $ 2.24
         EXPIRED OR CANCELLED .......................              (45,200)           $10.27
                                                          ----------------------------------
OUTSTANDING AT MARCH 31, 1999
     (OF WHICH 461,579 SHARES WERE EXERCISABLE) .....            1,491,230            $ 8.66
         GRANTED ....................................              436,050            $ 7.25
         EXERCISED ..................................             (151,087)           $ 3.33
         EXPIRED OR CANCELLED .......................              (92,122)           $ 8.91
                                                          ----------------------------------
OUTSTANDING AT MARCH 31, 2000
     (OF WHICH 611,446 SHARES WERE EXERCISABLE) .....            1,684,071            $ 8.76
                                                          ----------------------------------

      The stock options exercised during fiscal 2000 include 50,000 shares, which are being held by the Company in "book entry" form, and 100,000 shares, which were exercised via a stock-for-stock transaction. Book entry shares are not considered issued or outstanding as of March 31, 2000. However, these shares are included in the Company's diluted earnings per share calculation. In connection with the stock-for-stock transaction, 55,755 "mature shares" (i.e., common shares held by the option holder for at least six months), with a fair value equal to aggregate exercise price of the stock options exercised, were tendered by the option holder to the Company to satisfy the total exercise price of the options.

      Information regarding all options outstanding at March 31, 2000 follows:

                                                      OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
                                       -------------------------------------------------       -----------------------------
                                                                        WEIGHTED AVERAGE
                                       NUMBER OF   WEIGHTED AVERAGE            REMAINING       NUMBER OF    WEIGHTED AVERAGE
                                         0PTIONS     EXERCISE PRICE     CONTRACTUAL LIFE         OPTIONS      EXERCISE PRICE
                                       -------------------------------------------------------------------------------------
RANGE OF EXERCISE PRICES
     $7.50 OR LESS............           409,000             $ 6.72            9.3 YEARS          18,250              $ 2.58
     $7.51 - $9.81............           784,100             $ 8.47            7.8 YEARS         352,025              $ 8.60
     GREATER THAN $9.81.......           490,971             $10.92            6.3 YEARS         241,171              $10.81
                                       -------------------------------------------------------------------------------------
     TOTAL....................         1,684,071             $ 8.76            7.8 YEARS         611,446              $ 9.29
                                       -------------------------------------------------------------------------------------

      Pro forma information regarding net earnings and earnings per share, as required by SFAS 123, has been determined as if the Company had accounted for its employee stock options under the fair-value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 6.0%, 5.0% and 6.0% in fiscal 2000, 1999 and 1998, respectively; dividend yield of 0%; volatility factor related to the expected market price of the Company's Common Stock of .2953 in fiscal 2000, .2974 in fiscal 1999, and .2824 in fiscal 1998; and weighted-average expected option life of five years.

      The weighted-average fair values of options granted at market during fiscal 2000, 1999 and 1998 were $2.71, $2.95 and $3.94 per share, respectively. The per-share weighted-average fair value and exercise price of options granted with an exercise price less than market during 1999 and 1998 were $3.96 and $8.20, and $9.99 and $.01, respectively. For purposes of pro forma disclosures, the options' estimated fair values are amortized to expense over the options' vesting periods. Accordingly, the pro forma results for fiscal 2000, 1999 and 1998 presented below include 107%, 49% and 67%, respectively, of the total pro forma expense for options awarded in each year. The pro forma amounts may not be representative of the effects on reported earnings for future years. The Company's pro forma information is as follows:

(in thousands, except per-share data)
Years Ended March 31,                             2000        1999        1998
                                                ------------------------------
PRO FORMA NET EARNINGS ...................      $3,579         $ 7      $5,869
PRO FORMA EARNINGS PER SHARE
     BASIC ...............................      $ 0.39         $--      $ 1.04
     DILUTED .............................      $ 0.41         $--      $ 0.88
                                                ------------------------------

      The Company maintains defined contribution plans covering substantially all domestic full-time eligible employees. The Company's contributions to these plans for fiscal 2000, 1999 and 1998 amounted to $1.9 million, $1.2 million and $0.7 million, respectively.

      Certain employees of the Company's foreign operating units participate in defined benefit pension plans sponsored by the Company. Plan assets are invested in publicly traded equity and fixed-income securities. Retirement benefits are based on various factors, including remuneration and years of service. DRS funds these plans based on independent actuarial valuations. The net pension obligations and related expenses associated with these plans are not material to the consolidated financial position and results of operations of the Company.

      On February 1, 1996, the Company established a Supplemental Executive Retirement Plan (the SERP) for the benefit of certain key executives. Pursuant to the SERP, the Company will provide retirement benefits to each key executive, based on years of service and final average annual compensation as defined therein. In addition, the Company will advance premiums for life insurance policies providing a death benefit equal to five times the participants' salary at time of death. In the event of a change in control, as defined therein, benefits become fully vested. The SERP is non-contributory and unfunded. Benefits under the SERP currently are being funded from working capital. As of March 31, 2000 and 1999, the Company's liability for benefits accrued under the SERP was approximately $1.7 million and $1.5 million, respectively, and is included in Other Liabilities in the Consolidated Balance Sheets. Charges of $583,000, $463,000 and $436,000, relating to the SERP were included in the consolidated results of operations for fiscal 2000, 1999 and 1998, respectively.

DRS TECHNOLOGIES INC. AND SUBSIDIARIES

NOTE 12

Commitments, Contingencies and Related Party Transactions - At March 31, 2000, the Company was party to various noncancellable operating leases (principally for administration, engineering and production facilities) with minimum rental payments as follows:

(dollars in thousands)
Years Ending March 31,
                                                                         -------
2001 .................................................................   $ 9,310
2002 .................................................................     8,948
2003 .................................................................     6,424
2004 .................................................................     5,155
2005 .................................................................     4,738
THEREAFTER ...........................................................    15,339
                                                                         -------
TOTAL ................................................................   $49,914
                                                                         -------

      It is not certain as to whether the Company will negotiate new leases as existing leases expire. Determinations to that effect will be made as existing leases approach expiration and will be based on an assessment of the Company's capacity requirements at that time.

      Total rent expense aggregated $8.7 million, $4.5 million and $3.4 million in fiscal 2000, 1999 and 1998, respectively.

      Effective July 20, 1994, the Company entered into an Employment, Non-Competition and Termination Agreement (the Gross Agreement) with David E. Gross, who retired as President and Chief Technical Officer of the Company on May 12, 1994. Under the terms of the Gross Agreement, Mr. Gross has received a total of $600,000 as compensation for his services under a five-year consulting agreement with the Company and $750,000 as consideration for a five-year non-compete arrangement. The payments were charged to expense over the five-year term as services were performed and obligations were fulfilled by Mr. Gross. He also will receive, at the conclusion of such initial five-year period, an aggregate of approximately $1.3 million payable over a nine-year period as deferred compensation. The approximate net present value of the deferred compensation payments to be made to Mr. Gross is included in Other Liabilities in the Consolidated Balance Sheets.

      The Company's Flight Safety and Communications segment receives assistance from the Canadian Government for research and development activities, which is applied to reduce the cost of the related expenditures. Government assistance in the amount of approximately $1.6 million is repayable through royalties in the event the related research and development projects successfully are commercialized. The royalties are calculated on the basis of 2% to 3% of total related sales and continue in effect until the assistance received has been repaid or until the technology ceases to contribute to commercialization of related products.

      In April and May 1998, subpoenas were issued to the Company by the United States Attorney for the Eastern District of New York seeking documents related to a governmental investigation of certain equipment manufactured by DRS Photronics, Inc. (DRS Photronics). These subpoenas were issued in connection with United States v. Tress, a case involving a product substitution allegation against an employee of DRS Photronics. On June 26, 1998, the complaint against the employee was dismissed without prejudice. Although additional subpoenas were issued to the Company on August 12, 1999 and May 10, 2000, to date, no claim has been made against the Company or DRS Photronics. During the government's investigation, DRS Photronics was unable to ship certain equipment related to the case, resulting in delays in the Company's recognition of revenues. On October 29, 1999, DRS Photronics received authorization to ship its first boresight system since the start of the investigation. At this time, however, the Company is unable to quantify the effect of the delayed shipments on its future operations or financial position, or to predict when regular shipments ultimately will resume, although the delays are expected to continue to impact the Company's fiscal year 2001 results.

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

NOTE 13

Operating Segments - DRS operates in three principal business segments on the basis of products and services offered. Each operating unit is comprised of separate and distinct businesses: the Electronic Systems Group (ESG), the Electro-Optical Systems Group (EOSG), and the Flight Safety and Communications Group (FSCG). All other operations are grouped in "Other."

      During fiscal 2000, DRS's ultra-high speed digital imaging subsidiary, DRS Hadland, was combined with FSCG for management purposes, based on business and product synergies and location. DRS Hadland previously had been managed as part of EOSG. Prior-year balances and results of operations for both EOSG and FSCG have been restated to give effect to this management reporting change.

      ESG is a supplier of computer workstations used to process and display integrated combat information. ESG produces rugged computers and peripherals, surveillance, radar and tracking systems, acoustic signal processing and display equipment, and combat control systems. The Group's products are used on front-line platforms, including Aegis destroyers and cruisers, aircraft carriers, submarines and surveillance aircraft. ESG's products also are used in U.S. Army and international battlefield digitization programs.

      EOSG produces systems and subsystems for infrared night vision and targeting systems used in the U.S. Army's Abrams Main Battle Tank, Bradley Infantry Fighting Vehicle and the High-Mobility Multipurpose Wheeled Vehicle (HMMWV) scout vehicle. EOSG designs, manufactures and markets products that allow operators to detect, identify and target objects based upon their infrared signatures, regardless of the ambient light level. This Group also designs and manufactures eye-safe laser range finders and multi-platform weapons calibration systems for the AH-64 Apache attack helicopter and AC-130U gunship.

      FSCG is a manufacturer of deployable flight emergency or "black box" recording equipment used by military and search and rescue aircraft. FSCG also manufactures shipboard communications and infrared surveillance systems for the U.S., Canadian and other navies. This Group uses advanced commercial technology in the design and manufacture of multi-sensor digital, analog and video data capture recording products, as well as high-capacity data storage devices for the harsh environments of aerospace and defense applications. FSCG also provides advanced manufacturing services of international military and space customers. FSCG products are used on such platforms as the F/A-18 fighter, A-10 attack plane, P-3 reconnaissance aircraft and EH-101 helicopter for surveillance, target verification and battle damage assessment. FSCG is also a producer of ultra high-speed digital imaging systems.

      Other includes the activities of the parent company, DRS Corporate Headquarters, DRS Ahead Technology, Inc. (DRS Ahead) and certain non-operating subsidiaries of the Company. DRS Ahead produces magnetic head components used in the manufacturing process of computer disk drives, which burnish and verify the quality of disk surfaces. DRS Ahead also services and manufactures magnetic heads used in broadcast television equipment. Also included in this segment are the results of operations from the Company's DRS Medical Systems partnership. This partnership was formed in February 1996; the net assets of the partnership were subsequently sold in fiscal 1998.

      The accounting policies of the segments are consistent with those described in the summary of significant accounting policies (see Note 1). The Company evaluates segment level performance based on revenues and operating income, as presented in the consolidated statements of earnings. Operating income, as shown, includes amounts allocated from Corporate operations.

      Information about the Company's continuing operations in these segments for each of the three years ended March 31, 2000 is as follows:

(in thousands)                                                   ESG       EOSG      FSCG      OTHER       TOTAL
                                                            ----------------------------------------------------
FISCAL 2000:
     REVENUES ...........................................   $187,794   $141,108   $54,209   $  8,356    $391,467
     OPERATING INCOME (LOSS) BEFORE AMORTIZATION OF
         GOODWILL AND RELATED INTANGIBLES ...............   $ 16,370   $ 14,804   $ 3,799   $ (2,391)   $ 32,582
     OPERATING INCOME (LOSS) ............................   $ 14,593   $ 11,404   $ 2,762   $ (2,581)   $ 26,178
     IDENTIFIABLE ASSETS ................................   $ 94,719   $137,075   $62,517   $ 20,478    $314,789
     DEPRECIATION AND AMORTIZATION ......................   $  3,813   $  8,136   $ 2,832   $  2,289    $ 17,070
     CAPITAL EXPENDITURES ...............................   $  1,722   $  1,973   $   525   $  1,990    $  6,210
                                                            ----------------------------------------------------
FISCAL 1999:
     REVENUES ...........................................   $123,558   $ 69,972   $60,438   $ 11,881    $265,849
     OPERATING INCOME (LOSS) BEFORE AMORTIZATION OF
         GOODWILL AND RELATED INTANGIBLES ...............   $  9,497   $  5,077   $ 5,672   $ (2,022)   $ 18,224
     OPERATING INCOME (LOSS) ............................   $  9,292   $  3,581   $ 4,684   $ (2,256)   $ 15,301
     IDENTIFIABLE ASSETS ................................   $ 84,475   $151,313   $66,273   $ 19,638    $321,699
     DEPRECIATION AND AMORTIZATION ......................   $  1,356   $  5,001   $ 3,003   $  2,241    $ 11,601
     CAPITAL EXPENDITURES ...............................   $  1,916   $  1,820   $ 2,177   $    641    $  6,554
                                                            ----------------------------------------------------
FISCAL 1998:
     REVENUES ...........................................   $ 95,054   $ 30,320   $38,463   $ 16,913    $180,750
     OPERATING INCOME BEFORE AMORTIZATION OF
         GOODWILL AND RELATED INTANGIBLES ...............   $  9,481   $    937   $ 2,621   $  2,302    $ 15,341
     OPERATING INCOME ...................................   $  9,454   $    801   $ 2,124   $  2,040    $ 14,419
     IDENTIFIABLE ASSETS ................................   $ 35,706   $ 33,375   $66,026   $ 19,649    $154,756
     DEPRECIATION AND AMORTIZATION ......................   $    923   $  2,030   $ 1,224   $  2,011    $  6,188
     CAPITAL EXPENDITURES ...............................   $  1,091   $  2,431   $   413   $  2,324    $  6,259
                                                            ----------------------------------------------------

      During fiscal 2000, ESG, EOSG and FSCG recorded inter-segment revenues of approximately $177,000, $1.8 million and $387,000, respectively. During fiscal 1999, EOSG recorded inter-segment revenues of approximately $466,000. No inter-segment sales were recorded in fiscal 1998.

      Revenues, total assets and property, plant and equipment by geographic location are presented in the table below. Revenues are attributed to countries based on the physical location of the operating unit generating the revenues. Information about the Company's operations in these geographic locations for each of the three years ended March 31, 2000 is as follows:

DRS TECHNOLOGIES INC. AND SUBSIDIARIES

                                                                                            UNITED
(in thousands)                               TOTAL      UNITED STATES        CANADA        KINGDOM
                                          --------------------------------------------------------
FISCAL 2000:
     REVENUES .........................   $391,467           $319,331       $32,437        $39,699
     TOTAL ASSETS .....................   $314,789           $245,450       $32,765        $36,574
     PROPERTY, PLANT AND EQUIPMENT ....   $ 29,006           $ 25,465       $ 1,958        $ 1,583
                                          --------------------------------------------------------
FISCAL 1999:
     REVENUES .........................   $265,849           $221,812       $29,554        $14,483
     TOTAL ASSETS .....................   $321,699           $264,926       $30,679        $26,094
     PROPERTY, PLANT AND EQUIPMENT ....   $ 32,124           $ 28,415       $ 2,240        $ 1,469
                                          --------------------------------------------------------
FISCAL 1998:
     REVENUES .........................   $180,750           $166,290       $12,216        $ 2,244
     TOTAL ASSETS .....................   $154,756           $106,494       $33,694        $14,568
     PROPERTY, PLANT AND EQUIPMENT ....   $ 20,783           $ 17,605       $ 1,754        $ 1,424
                                          --------------------------------------------------------

NOTE 14

Quarterly Financial Information (Unaudited) - The following table sets forth unaudited quarterly financial information for fiscal 2000 and 1999:

                                                        FIRST        SECOND           THIRD         FOURTH
(in thousands, except per-share data)                 QUARTER       QUARTER         QUARTER        QUARTER
                                                      ----------------------------------------------------
FISCAL YEAR ENDED MARCH 31, 2000
     REVENUES .....................................   $85,646       $88,253        $103,570       $113,998
     OPERATING INCOME .............................   $ 5,274       $ 5,119        $  7,120       $  8,665
     NET EARNINGS .................................   $   968       $ 1,060        $  1,773       $    509

     BASIC EARNINGS PER SHARE .....................   $  0.10       $  0.11        $   0.19       $   0.05
     DILUTED EARNINGS PER SHARE ...................   $  0.10       $  0.11        $   0.18       $   0.07
                                                      ----------------------------------------------------
FISCAL YEAR ENDED MARCH 31, 1999
     REVENUES .....................................   $44,110       $44,128        $ 75,193       $102,418
     OPERATING INCOME .............................   $ 2,233       $ 2,082        $  4,320       $  6,666
     EARNINGS BEFORE EXTRAORDINARY ITEM ...........   $   324       $    57        $    664       $  1,941
     NET EARNINGS (LOSSES) ........................   $   324       $    57        $ (1,642)      $  1,941

     BASIC EARNINGS PER SHARE:
         EARNINGS BEFORE EXTRAORDINARY ITEM .......   $  0.05       $  0.01        $   0.10       $   0.25
         NET EARNINGS (LOSSES) ....................   $  0.05       $  0.01        $  (0.26)      $   0.25
     DILUTED EARNINGS PER SHARE:
         EARNINGS BEFORE EXTRAORDINARY ITEM .......   $  0.05       $  0.01        $   0.10       $   0.22
         NET EARNINGS (LOSSES) ....................   $  0.05       $  0.01        $  (0.25)      $   0.22
                                                      ----------------------------------------------------

      The reported revenues and operating income above have been restated to present the operating results of the Company's continuing operations only.

      In connection with the pending sale of the magnetic tape head business units (see Note 2), the Company recorded a loss on the sale of discontinued operations of approximately $2.1 million, net of tax, in the fiscal 2000 fourth quarter results of operations. Also in the fourth quarter of fiscal 2000, the Company recorded restructuring charges of approximately $1.8 million.

NOTE 15

Subsequent Event (Unaudited) - On June 14, 2000, a newly formed subsidiary of the Company acquired the assets of General Atronics Corporation for approximately $7.0 million in cash and $4.0 million in stock (approximately 355,000 shares of DRS Common Stock). Located in Wyndmoor, Pennsylvania, and now operating as DRS Communications Company, LLC, the company designs, develops and manufactures military data link components and systems, high-frequency communication modems, tactical and secure digital telephone components, and radar surveillance systems for U.S. and international militaries. The acquisition will be accounted for using the purchase method of accounting.

DRS TECHNOLOGIES INC. AND SUBSIDIARIES

Common Stock

                                                               FISCAL 2000                          FISCAL 1999
                                                          ------------------------             -----------------------
AS TRADED ON THE AMERICAN STOCK EXCHANGE                  HIGH             LOW                 HIGH            LOW
                                                          ------------------------------------------------------------
FIRST QUARTER .........................................   10 15/16         7                   15 3/8          11 5/8
SECOND QUARTER ........................................   10 5/8           8 15/16             12 1/16          9 1/16
THIRD QUARTER .........................................   10               7                   11               7
FOURTH QUARTER ........................................   10 3/8           8 1/4               11               7 5/8
                                                          ------------------------------------------------------------

      As of May 31, 2000, the Common Stock of the Company was held by 794 and 3,201 stockholders of record and beneficial owners, respectively.

================================================================================

Independent Auditors' Report

                                                                     [LOGO] KPMG
To the Board of Directors and Stockholders,
DRS Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of DRS Technologies, Inc. and subsidiaries as of March 31, 2000 and 1999, and the related consolidated statements of earnings, stockholders' equity and comprehensive earnings, and cash flows for each of the years in the three-year period ended March 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DRS Technologies, Inc. and subsidiaries as of March 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2000 in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

Short Hills, New Jersey
May 18, 2000